

03038040



RECD S.E.C.
NOV 1 2 2003
1086

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated November 7, 2003

Diageo plc
(Exact name of registrant as specified in its charter)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Dated: 10 November 2003

By: 

Name: John Nicholls
Title: Deputy Secretary


Diageo Annual Report 2003
GUINNESS
DRAUGHT
delivering
results

Contents

This is the annual report of Diageo plc for the year ended 30 June 2003 and it is dated 3 September 2003. It includes information that is required by the US Securities and Exchange Commission (SEC) for Diageo's US annual filing on Form 20-F. This information may be updated or supplemented at the time of the filing of that document with the SEC or later amended if necessary.

An annual review is issued to all shareholders. In addition, shareholders may elect to receive this annual report.

This report includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns or which others own and licence to Diageo for use. In this report, the term 'company' refers to Diageo plc and the terms 'group' and 'Diageo' refer to the company and its consolidated subsidiaries, except as the context otherwise requires. A glossary of terms used in this report is included at the end of the document.

Diageo's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP), which is the group's primary reporting framework. Unless otherwise indicated all other financial information contained in this document has been prepared in accordance with UK GAAP. *The principal differences between UK and US GAAP are discussed in the operating and financial review and set out in the consolidated financial statements.*

Highlights

	2003 £ million	2002 £ million	Reported movement %	Organic movement %
Turnover				
Premium drinks	**8,961**	8,704	3	3
Discontinued operations:				
Burger King	**479**	1,123		
Pillsbury	**–**	1,455		
	9,440	11,282	(16)	
Operating profit*				
Premium drinks	**1,976**	1,766	12	7
Discontinued operations:				
Burger King	**53**	156		
Pillsbury	**–**	184		
	2,029	2,106	(4)	

- Associate income* increased to £478 million (2002 – £324 million)
- Earnings per share* up 13% to 49.0 pence (2002 – 43.2 pence)
- Recommended final dividend up 8.3% to 15.7 pence per share, making 25.6 pence for the full year, an increase of 7.6%

Premium drinks organic movement

- Volume up 1%
- Net sales up 4%
- Marketing up 5%
- Operating profit* up 7%
- Operating margin* improved by 1.8 percentage points to 22.1%

Other key financials

- £97 million improvement in economic profit to £544 million
- Free cash flow up £352 million to £1,144 million
- Return on invested capital improved by 0.8 percentage points to 12.8%
- £852 million returned to shareholders via share buy-back programme
- Exceptional costs before taxation, £1,502 million, mainly the disposal of Burger King, £1,457 million
- Profit before tax and minority interests, £654 million
- Basic earnings per share of 2.4 pence impacted by loss on disposal of Burger King

**Figures before exceptional items.*

Throughout the annual report, movements are described as 'reported' or 'organic'. Reported means that the measure reflects the number included in the financial statements. Organic represents the movement excluding the impact of exchange, acquisitions and disposals. Volume has been measured on an equivalent units basis to nine litre cases of spirits (see Glossary).

The market data contained in this annual report is taken from independent industry sources in the markets in which Diageo operates.

The reporting format has been revised to separate goodwill amortisation from exceptional items. Goodwill amortisation is now included in the 'before exceptional items' column of the profit and loss account.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. For more details, please refer to the cautionary statement concerning forward-looking statements on page 20.

Chairman's statement

Once again Diageo has faced a challenging climate in which to do business. An uncertain international situation, brittle economic conditions in many markets and fragile consumer confidence have combined to create a testing trading environment.

Throughout the year the likelihood of war in Iraq and the threat of international terrorism were the backdrop to day-to-day business. The death of our colleague Daniel Braden in the Bali atrocity was a grim reminder of our vulnerability. The prospect of conflict in Iraq dominated international events and impacted both consumer confidence and relations among trading partners. Such divisions may yet damage long term business relationships. Although the speedy conclusion to the initial phase of hostilities was to be welcomed, subsequent world events show that the consequences for an international business like Diageo may take much longer to become clear.

That said, a significant advantage of Diageo's international reach is that it offers some protection against over reliance on any one part of the world. This year, political strife in Latin America caused a previously extremely successful area of our business to falter. In Brazil and Mexico uncertainty fuelled financial concerns and impacted our performance. In Venezuela economic activity all but stopped for much of the year as the country was gripped by civil unrest, national strikes and crisis. In Venezuela, as in Colombia, there is great credit to our employees for their commitment and dedication to Diageo in the face of very real personal danger.

More happily there are signs of returning consumer confidence in North America. US consumers are the engine which drives the global economy for consumer goods. If they are confident then we have cause to be so.

In Asia creditable results were achieved despite an unfortunate mistake. A single execution in a UK campaign for Smirnoff Ice included a tasteless quip involving Taiwan. This error caused a political furore in Taiwan and led to calls for our products to be banned there. Our strong local record of community involvement, prompt action by local management and welcome support from the UK government, recovered the situation. The incident shows how important it is for us to live up to the highest standards of marketing and business practice. It is also a practical demonstration of the importance of Diageo playing an active role in each of the communities it serves and of the need for constant engagement with policy makers and government.

This is particularly relevant because our industry is controversial. We are experiencing a growing focus on the role of alcohol in society. Although governments welcome the revenue from taxes on drinks, they are increasingly concerned about its social impact when misused. Enjoyed responsibly, our products have unrivalled potential to bring pleasure to millions of adult consumers, and for the vast majority that is exactly what they do. But there are legitimate concerns about misuse of alcohol and the health, social and behavioural problems which can result. We have engaged in active co-operation with ministers, officials and administrators in many parts of the world but we need to do more.

We are investing significantly in a range of initiatives including advertising focusing on intelligent drinking, education programmes to explain the dangers of underage and binge drinking and server training to ensure that those who run bars have the expertise to stop misuse before it starts.

We are determined to take a lead in our industry by setting the standards of business practice. In an increasingly regulated field we set ourselves exacting standards in corporate governance. We have made our financial reporting much more transparent by providing the most comprehensive financial and business information. And for the first time we have published a corporate citizenship report detailing our social, environmental and economic performance.

At the heart of everything we do is our determination to meet the current and future motivations of our consumers, the aspirations of our shareholders, and to release the potential of our employees. We believe that in doing so we will ensure that Diageo is recognised as one of the world's leading consumer goods businesses. These are very demanding goals. In steering the company towards them I am fortunate to be part of a highly experienced board. The senior non-executive director, Sir Robert Wilson, retires from the board at the AGM in October 2003. He has made a very important contribution in Diageo's first five years and I thank him for it. I also acknowledge the tireless leadership of Paul Walsh, and the unstinting efforts of his colleagues. In a challenging year Diageo has made substantial progress, but we all recognise there is much work ahead of us to create the business we know this can become.

Thank you for your continued support.



Lord Blyth of Rowington
Chairman

Chief Executive's review

Thank you for your interest in Diageo. This report covers Diageo's financial year which ran from 1 July 2002 to 30 June 2003. In this section I would like to review Diageo's progress in that period, and what has happened since. I would also like to remind you what Diageo stands for, every day, everywhere.

Diageo's journey

We are more committed than ever to our ambition for Diageo to become one of the most revered names in consumer products. This is a bold and ambitious goal. To reach it we must continually deliver outstanding performance, judged by the most exacting global standards. We must constantly excel in the eyes of all our stakeholders, as well as our shareholders. That's hard. But with such a great collection of brands, a strong vision and values, and real talent, I know we will get there.

In the summer of 2000, we were setting out on a journey to create the world's leading premium drinks business. Since then we have streamlined the business through our exit from food, and we have continued to grow through strategic acquisitions. The sale of Pillsbury was a significant milestone for Diageo. And during the year ended 30 June 2003, we completed our exit from food, by finalising the sale of Burger King to a consortium led by Texas Pacific. Although the price we achieved was less than we had originally agreed, like most commentators I firmly believe that it was the best the market would allow at that time.

Our determination to acquire Seagram's spirits and wine brands has been well rewarded. That transaction has generated significant value for Diageo, and is already delivering very high quality returns in an industry where further consolidation is widely anticipated.

Diageo today

Our focus today is firmly on delivering high quality growth in premium drinks. To achieve that we must answer the more challenging question: 'How hard and how consistently can this business now perform?' While a part of the answer inevitably lies in the external environment, it is important we don't make too many allowances in performance terms for global conditions where economies have slowed. As James Blyth notes, the year presented us all with some significant challenges. These have no doubt affected our performance in the year. But with our focused strategy and global reach, we are better placed than many to withstand even the most challenging of environments. At Diageo we have the requisite consumer insight, experience and expertise to continue to gain market share, even in tough times. And as our trading environment improves, we will be better placed to translate share into sustainable volume and operating profit growth.

People, brands and performance

Diageo has an outstanding collection of premium drinks brands. Championing nine of the top 20 premium distilled spirits brands (Impact databank), and operating in some 180 territories around the world, opportunities for growth abound. It is part of my role, and that of my executive colleagues, to ensure our growth ambitions are focused behind our priority brands, in their most important markets.

We target our geographic priorities in terms of major, key and venture markets. Our major markets are among the biggest beverage alcohol markets in the world – Great Britain, Ireland and Spain, as well as North America. As the world's leading and most profitable market, North America is vital for Diageo. Since the Seagram acquisition, it contributes around 40% of our operating profit year on year. To reflect that importance my executive colleagues and I spend an increasing amount of time there.

In January 2004, Ivan Menezes will succeed Paul Clinton as President, Diageo North America. I am delighted that we have, once again, been able to promote home-grown talent into such a key role in Diageo – Ivan has been with us since the formation of Diageo, having started as Strategy director for Guinness PLC. I'm supremely confident that he will do a great job for us. I'm equally sorry, however, to be saying goodbye to Paul Clinton, who is leaving Diageo to return to his native Canada. Paul has made an excellent contribution to Diageo over the past 15 years.

Across Diageo, our passion and our ambition will continue to drive us forward: our passion for our people, for our amazing brands, and our ambition for delivering sustained, outstanding performance. We invest behind our brands according to their ability and potential to deliver value. Our global priority brands are our primary growth drivers across all markets. These are, in order of contribution to Diageo's profits, Smirnoff, Johnnie Walker, Guinness, Baileys, J&B, Captain Morgan, José Cuervo and Tanqueray. At the individual market level, our local priority brands are those which drive significant growth in that market. And our category brands are smaller scale brands within our portfolio. This year we have produced a guide outlining many of these brands enjoyed by consumers every day, everywhere.

Our people

Diageo's operational focus is to deliver executional excellence. This means focusing the contribution of every one of our employees on our growth goals. Indeed, the passion and ambition our people have for this business make our increasing focus on value and growth eminently attainable. To this end, I am immensely proud of our people across Diageo, who demonstrate real energy and pride in working for Diageo. More and more we are recognising their individual work, as well as team and business successes.

Externally, Diageo is becoming known as one of the best places to work. We have won awards for being a great employer in Australia, Hungary, Ireland, Italy, Jamaica, Kenya, Portugal, Spain, the United Kingdom and in Global Supply. The Diageo name is becoming increasingly well known and receiving more attention. It's definitely easier today to recruit great people attracted by our ambition to become one of the world's great consumer goods companies. Our recent launch of global e-resourcing, www.diageo.com/careers, now provides a universal channel for interested candidates anywhere in the world.

Forging strong partnerships

While our sustained business performance is critical, at least as important is how we deliver it.

Beyond our investors and employees, key to Diageo's continuing success will be our strategic partners around the world. These include, importantly, our joint venture partners – José Cuervo, Moët Hennessy and Heineken – as well as our distributors, customers and suppliers. Over the past year or so we have begun to develop truly lasting relationships with our business partners. Every day, everywhere, our people work together. It makes good sense that we all work hard to forge long term relationships with our partners and other stakeholders, listening to each other's views, and each treating the other with respect.

Delivering sustainable growth

Diageo has the brands, the international reach and the people to drive superior performance. We have embedded in the business an absolute commitment to value creation. At our annual strategy conference in June 2003, Diageo's board ratified our plan for delivering growth in the 2004 financial year. I know that I speak for every one of Diageo's general managers around the world when I say we are absolutely determined to deliver it, and to keep on delivering for you. Many external commentators and advisers will tell you that truly outstanding companies deliver sustained, profitable growth in challenging and good times. That is a standard to which we must consistently aspire.

As you have seen, today's Diageo is more focused, even more ambitious, and even more passionate about consumers, and about growth, than before. We have begun to create the organisational platform from which we can ensure sustainable profit growth going forward.

Global consumer goods arena

Today, Diageo is an international business, with a serious presence in many markets around the world. In the future I want us to become truly global.

It is our ambition to become the number one in premium spirits in every market. I believe this is attainable. Every day, everywhere, I want Diageo to be recognised as a great place to work. But most of all, I want Diageo to become a byword for integrity, social responsibility and commitment to the communities in which it operates. I want a business with a soul. A business which leads the industry in self-regulation and as a trusted partner of government, delivers creative solutions in the promotion of responsible drinking. A business with values that are widely recognised, admired and so deeply ingrained that they endure long after each of us has moved on.

For me these are the key components of becoming one of the world's great consumer goods companies. We have it within our grasp to deliver each and every one.



Paul S Walsh
CEO

Five year information

The following table presents selected consolidated financial data for Diageo for the five years ended 30 June 2003 and as at the respective year ends. The UK GAAP data for the five years ended 30 June 2003 and the US GAAP data for the three years ended 30 June 2003 have been derived from Diageo's consolidated financial statements, which have been audited by Diageo's independent auditor. The US GAAP data for the two years ended 30 June 2000 has been extracted from Diageo's US GAAP audited consolidated financial statements.

	Year ended 30 June				
Profit and loss account data[1]	**2003 £ million**	2002 £ million	2001 £ million	2000 £ million	1999 £ million
UK GAAP					
Turnover:					
Premium drinks	**8,961**	8,704	7,580	7,117	7,163
Discontinued operations[2]	**479**	2,578	5,241	4,753	4,632
Total turnover	**9,440**	11,282	12,821	11,870	11,795
Operating profit before exceptional items:[3] [4]					
Premium drinks	**1,976**	1,766	1,430	1,285	1,240
Discontinued operations[2]	**53**	340	671	678	659
Total operating profit before exceptional items	**2,029**	2,106	2,101	1,963	1,899
Exceptional items charged to operating profit[4]	**(168)**	(453)	(228)	(181)	(382)
Operating profit	**1,861**	1,653	1,873	1,782	1,517
Other exceptional items[4]	**(1,334)**	758	(4)	(166)	86
Profit for the year	**76**	1,617	1,207	990	937
US GAAP[2]					
Sales	**9,153**	10,760	11,868	11,015	11,579
Operating income[5]	**979**	1,809	1,335	1,221	898
Gains/(losses) on disposals of businesses	**16**	1,843	(8)	75	(35)
Net income	**487**	2,554	758	798	392

Per share data	**pence**	pence	pence	pence	pence
UK GAAP					
Dividend per share[6]	**25.6**	23.8	22.3	21.0	19.5
Earnings per share:					
Basic	**2.4**	48.8	35.7	29.2	26.5
Diluted	**2.4**	48.7	35.7	29.1	26.4
Earnings before exceptional items per ordinary share:					
Basic	**49.0**	43.2	41.6	37.3	33.5
Diluted	**49.0**	43.1	41.6	37.3	33.3
US GAAP					
Basic earnings per ordinary share	**15.6**	77.0	22.4	23.5	11.1
Diluted earnings per ordinary share	**15.6**	77.0	22.4	23.5	11.0
Basic earnings per ADS	**62.4**	308.0	89.6	94.0	44.4
Diluted earnings per ADS	**62.4**	308.0	89.6	94.0	44.0

Balance sheet data[1]

					As at 30 June
	2003 £ million	2002 £ million	2001 £ million	2000 £ million	1999 £ million
UK GAAP					
Net current (liabilities)/assets[7]	**(392)**	(32)	226	(115)	(941)
Total assets	**16,197**	18,493	17,644	16,089	16,216
Net borrowings[7]	**4,870**	5,496	5,479	5,545	6,056
Shareholders' equity	**4,954**	6,001	5,123	4,664	3,964
Called up share capital[8]	**897**	930	987	990	992
US GAAP					
Total assets[9]	**24,071**	26,153	25,955	24,868	25,586
Long term obligations[7]	**3,149**	3,892	4,029	3,753	3,431
Shareholders' equity	**9,226**	11,316	11,880	11,802	11,690
	million	million	million	million	million
Number of ordinary shares[8]	**3,100**	3,215	3,411	3,422	3,428

Notes to the selected consolidated financial data

1 Seagram The results and balance sheets for the two years ended 30 June 2003 have been affected by the acquisition of the Seagram spirits and wine businesses on 21 December 2001. See 'Operating and financial review – Operating results'.

2 Discontinued operations Included within UK GAAP discontinued operations are the quick service restaurants business (Burger King sold 13 December 2002) and the packaged food businesses (Pillsbury sold 31 October 2001). The quick service restaurants and packaged food businesses have been included in continuing operations under US GAAP. There are no discontinued operations under US GAAP.

3 Goodwill amortisation An analysis of goodwill amortisation charged to UK GAAP operating profit is as follows:

					Year ended 30 June
	2003 £ million	2002 £ million	2001 £ million	2000 £ million	1999 £ million
Continuing operations – premium drinks	**(2)**	(2)	(2)	(1)	–
Discontinued operations	**(2)**	(10)	(24)	(16)	(4)
	(4)	(12)	(26)	(17)	(4)

4 Exceptional items An analysis of exceptional items before taxation under UK GAAP is as follows:

					Year ended 30 June
	2003 £ million	2002 £ million	2001 £ million	2000 £ million	1999 £ million
Exceptional items charged to operating profit					
Continuing operations – premium drinks:					
Seagram integration costs	**(177)**	(164)	–	–	–
Guinness/UDV integration costs	**(48)**	(48)	(74)	–	–
GrandMet/Guinness merger integration costs	–	–	–	(83)	(262)
Other integration and restructuring costs	–	–	(79)	–	–
Bass distribution rights	**57**	–	–	–	–
José Cuervo settlement	–	(220)	–	–	–
Share option funding costs	–	–	–	–	(43)
	(168)	(432)	(153)	(83)	(305)
Discontinued operations:					
Restructuring, reorganisation and other net costs	–	(21)	(75)	(98)	(77)
	(168)	(453)	(228)	(181)	(382)

4 Exceptional items continued

	Year ended 30 June				
	2003 £ million	2002 £ million	2001 £ million	2000 £ million	1999 £ million
Other exceptional items					
Charged to associates	**(21)**	(41)	–	(3)	(8)
(Losses)/gains on disposal of fixed assets	**(43)**	(22)	19	5	(10)
(Losses)/gains on disposal and termination of businesses	**(1,270)**	821	(23)	(168)	104
	(1,334)	758	(4)	(166)	86

5 Unusual items An analysis of unusual (charges)/income included in, and affecting the comparability of, US GAAP operating income is as follows:

	Year ended 30 June				
	2003 £ million	2002 £ million	2001 £ million	2000 £ million	1999 £ million
Seagram integration costs	**(154)**	(82)	–	–	–
Other integration and restructuring costs	**(48)**	(48)	(169)	(115)	(272)
Bass distribution rights	**57**	–	–	–	–
José Cuervo settlement	**–**	(194)	–	–	–
Derivative instruments in respect of General Mills shares	**(4)**	166	–	–	–
Burger King impairment charges and transaction costs	**(750)**	(135)	–	–	–
Other impairment charges	**–**	–	–	–	(74)
	(899)	(293)	(169)	(115)	(346)

6 Dividends The Diageo plc board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo's earnings, financial condition and such other factors as the Diageo plc board deems relevant.

The table below sets out the amounts of interim, final and total cash dividends paid by Diageo plc on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Year ended 30 June				
		2003 pence	2002 pence	2001 pence	2000 pence	1999 pence
Per ordinary share	Interim (a)	**9.9**	9.3	8.9	8.4	7.8
Final (b)		**15.7**	14.5	13.4	12.6	11.7
Total		**25.6**	23.8	22.3	21.0	19.5
		$	$	$	$	$
Per ADS	Interim (a)	**0.61**	0.54	0.51	0.53	0.50
	Final (b)	**1.04**	0.90	0.78	0.72	0.76
	Total	**1.65**	1.44	1.29	1.25	1.26

(a) Diageo paid an interim dividend of 9.9 pence per share on 7 April 2003.

(b) The directors recommend a final dividend of 15.7 pence per share. Subject to approval by members, the final dividend will be paid on 27 October 2003 to shareholders on the register on 19 September 2003. The Diageo plc board has made available dividend reinvestment plans in respect of certain dividends to enable Diageo plc ordinary shareholders to invest their dividends in Diageo plc ordinary shares. The dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 6 October 2003. For illustrative purposes the exchange rate used for the 2003 final dividend payment per ADS in the table above is £1 = $1.65, though the actual rate may differ from this.

7 Definitions Net current (liabilities)/assets is defined as current assets less current liabilities. Net borrowings is defined as total borrowings (i.e. short term borrowings and long term borrowings plus finance lease obligations) less cash at bank and liquid resources, interest rate and foreign currency swaps and current asset investments. Long term obligations is defined as long term borrowings and capital lease obligations which fall due after more than one year.

8 Share capital The called up share capital represents the number of ordinary shares in issue. During the year ended 30 June 2003 the group repurchased for cancellation 116 million ordinary shares at a cost of £852 million (2002 – 198 million ordinary shares, cost of £1,658 million; 2001 – 18 million ordinary shares, cost of £108 million; 2000 – 10 million ordinary shares, cost of £54 million; 1999 – 175 million shares, cost of £1,211 million (including £15 million for 'B' shares)).

9 Burger King Under UK GAAP, the sale of Burger King has been accounted for as a disposal and the results prior to disposal are presented within discontinued operations. Under US GAAP, the transaction is not accounted for as a disposal due to the size of the investment made by the buyer and Diageo's continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance. Under US GAAP, the results of Burger King prior to 13 December 2002 (the completion date) are presented as continuing operations in the income statement and, on the completion of the transaction, a charge for impairment has been recognised rather than a loss on disposal. Following the completion date, Diageo does not recognise profits of Burger King in its income statement but will, generally, reflect losses as an impairment charge against the assets retained on the balance sheet. In the US GAAP balance sheet, the total assets and total liabilities of Burger King at 30 June 2003 (including consideration deferred under US GAAP) classified within 'other long term assets' and 'other long term liabilities' were each £1.3 billion. The transaction will be accounted for as a disposal when the uncertainties related to the guarantee provided in respect of the acquisition finance have been substantially resolved and/or the buyer's cumulative investment meets or exceeds minimum levels.

10 Exchange rates A substantial portion of the group's assets, liabilities, revenues and expenses is denominated in currencies other than pound sterling, principally US dollars. For a discussion of the impact of exchange rate fluctuations on the company's financial condition and results of operations, see 'Operating and financial review – Risk management'.

The following table shows, for the periods indicated, information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate, expressed in US dollars per £1.

	Year ended 30 June				
	2003	2002	2001	2000	1999
Period end	**1.65**	1.52	1.41	1.51	1.58
Average rate (a)	**1.59**	1.45	1.45	1.59	1.64

(a) The average of the noon buying rates on the last business day of each month during the year. These rates have been provided for your convenience. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the financial statements. See note 2 (i)(c) to the consolidated financial statements for the actual rates used.

The following table shows high and low US dollar/pound sterling noon buying exchange rates by month, for the period to 31 August 2003, expressed in US dollars per £1.

						2003
	August	**July**	**June**	**May**	**April**	**March**
Period end	**1.58**	**1.61**	**1.65**	**1.64**	**1.60**	**1.58**
Average rate	**1.59**	**1.62**	**1.66**	**1.62**	**1.57**	**1.58**

The average rate for the period 1 to 3 September 2003 was £1 = $1.57 and the noon buying rate on 3 September 2003 was £1 = $1.57.

Business description

Overview

Diageo is one of the world's leading beverage alcohol businesses with a portfolio of international brands. Diageo was the eleventh largest publicly quoted company in the United Kingdom in terms of market capitalisation on 4 September 2003, with a market capitalisation of approximately £20.3 billion.

Diageo was formed by the merger of Grand Metropolitan Public Limited Company and Guinness PLC that became effective on 17 December 1997. As a result of the merger, Grand Metropolitan Public Limited Company became a wholly owned subsidiary of Guinness PLC, and Guinness PLC was renamed Diageo plc. Diageo is incorporated as a public limited company in England and Wales. Diageo's principal executive office is located at 8 Henrietta Place, London W1G 0NB and its telephone number is +44 (0) 20 7927 5200.

Diageo is a major participant in the branded beverage alcohol industry and operates on an international scale. It brings together world-class drinks brands and a management team committed to the maximisation of shareholder value. The management team expects to invest in global brands, expand internationally and launch innovative new products and brands.

Diageo's premium drinks business is the world's leading branded premium spirits business by volume, sales revenue and operating profit. Diageo also brews and markets beer and produces and sells wine. It produces and distributes a wide range of premium brands, including Smirnoff vodka, Johnnie Walker Scotch whiskies, Guinness stout, Baileys Original Irish Cream liqueur, J&B Scotch whisky, Captain Morgan rum and Tanqueray gin.

Strategy

Diageo has now completed the strategic transition to a focused premium drinks company. Since announcing the planned realignment of its business focus in 2000, Diageo has exited the food business, selling Pillsbury to General Mills in October 2001 and divesting of Burger King in December 2002. Over the same period, it enhanced its premium drinks business with the purchase of parts of the Seagram spirits and wine businesses in December 2001. The completion of these transactions and the integration of the Seagram brands has strongly enhanced Diageo's position in the premium drinks industry, and furthered its strategic objectives of building strength and focus in its core business.

Diageo's brand portfolio is essential to its strategy. The company owns eight of the top 20 brands in the top 100 premium distilled spirits brands worldwide as defined by Impact. The international nature of these brands enables Diageo to operate as a global business, with local sensitivity in its markets, while remaining focused on its target of being the number one premium drinks player in every market.

Diageo's position in premium drinks enables the company to attract and develop talented people with the capabilities to achieve Diageo's performance goals. Key to this success is promoting diversity and ensuring Diageo is regarded as the best place to work.

Diageo's strategy is executed at three levels, market participation, product offering, and business effectiveness. The common themes which run through each of these levels, serve as crucial drivers of Diageo's current and future success.

Market participation Diageo targets its geographical priorities in terms of major, key and venture markets. The major markets are amongst the biggest premium drinks markets in the world. They account for the majority of operating profit, and serve as the primary drivers for Diageo's business. Key markets are those where Diageo has a high relative market share and they further enhance growth, while the innovative and entrepreneurial venture markets support the long term reach of Diageo's business.

Product offering At the brand level, Diageo manages its brands in terms of global priority brands, local priority brands, and category brands. Acting as the main focus for the business, global priority brands are Diageo's primary growth drivers across markets. At the individual market level, local priority brands are those which drive growth on a significant, yet more limited geographic scale. Category brands comprise the smaller scale brands in Diageo's portfolio.

Business effectiveness Diageo's size provides an opportunity for significant scale efficiencies in operations and marketing effectiveness. Strategically, Diageo is focused on using this scale to maximise cost efficiencies, and to enable the dissemination of consumer insight across its portfolio.

Over the long term, Diageo's strategy will be continually focused on driving growth and increasing shareholder value.

Diageo has completed a number of acquisitions and disposals consistent with its strategy of focusing on its premium drinks business. Between the merger in December 1997 and 30 June 2003 the group has received approximately £8.5 billion from disposals (including £4.3 billion from the sale of Pillsbury and £0.6 billion from the sale of Burger King) and spent approximately £4.4 billion on acquisitions. On 21 December 2001, Diageo and Pernod Ricard S.A. (Pernod Ricard) completed the acquisition of the spirits and wine businesses of The Seagram Company Ltd (Seagram) from Vivendi Universal SA (Vivendi) for $8.15 billion (£5.62 billion) in cash subject to certain debt, working capital and other adjustments. Diageo's share of the purchase price after adjustment was £3.7 billion.

Premium drinks

Diageo is engaged in a broad range of activities within the beverage alcohol business. Its operations include producing, distilling, brewing, bottling, packaging, distributing, developing and marketing a range of brands in approximately 180 territories around the world. Diageo markets a portfolio of widely recognised beverage alcohol brands including a number of the world's leading spirits and beer brands. The brand ranking information below, when comparing volume information with competitors, has been sourced from data published during 2003 by Impact, a publication which compiles volume statistics for the international drinks industry. Market data information is taken from industry sources in the markets in which Diageo operates. Seventeen of the group's owned brands were among the top 100 premium distilled spirits brands worldwide in calendar year 2002.

References to ready to drink products below include flavored malt beverages. Ready to drink products are sold throughout the world, but flavored malt beverages are currently only sold in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule and Smirnoff Spin. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.

In the year ended 30 June 2003, Diageo sold 95 million equivalent units of spirits (including ready to drink), 2 million equivalent units of wine and 22 million equivalent units of beer. In the year ended 30 June 2003, ready to drink products contributed 6.7 million equivalent units of total premium drinks volume of which Smirnoff Ice accounted for 5.0 million equivalent units. Volume is measured on an equivalent units basis to nine litre cases of spirits. Equivalent units are measured as follows – wine in nine litre cases is divided by five, ready to drink in nine litre cases are divided by 10, beer in hectolitres is divided by 0.9. An equivalent unit represents approximately 272 servings. A serving comprises 33ml of spirits; 165ml of wine; or 330ml of ready to drink or beer.

Turnover of premium drinks for the year ended 30 June 2003 was £8,961 million and operating profit before exceptional items was £1,976 million.

The premium drinks portfolio comprises brands owned by the company as a principal, and brands the company holds under agency agreements. The portfolio includes:

Global priority brands
Smirnoff vodka and Smirnoff ready to drink products
Johnnie Walker Scotch whiskies
Guinness stout
Baileys Original Irish Cream liqueur
J&B Scotch whisky
Captain Morgan rum
José Cuervo tequila (agency brand in North America and many European and international markets)
Tanqueray gin

Other spirits brands include:
Crown Royal Canadian whisky
Buchanan's De Luxe whisky
Gordon's gin and vodka
Windsor Premier whisky
Bell's Extra Special whisky
Dimple/Pinch whisky
Seagram's 7 American whiskey
Old Parr whisky
Seagram's VO Canadian whisky
Bundaberg rum

Wine brands include:
Beaulieu Vineyard wine
Sterling Vineyards wine
Blossom Hill wine
Piat D'Or wine

Other beer brands include:
Harp Irish lager
Smithwick's ale
Malta non-alcoholic stout
Red Stripe lager

Diageo's agency agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurances that Diageo will be able to prevent termination of distribution rights or rights to manufacture under licence, or renegotiate distribution rights or rights to manufacture under licence on favourable terms when they expire. See 'Acquisitions and disposals/ termination of businesses and distribution rights' for information in respect of José Cuervo and Bass Ale in the United States and Brown-Forman brands in the United Kingdom. Diageo's principal agency brands are José Cuervo in North America and many European and international markets and Grand Marnier liqueur in the United States.

Diageo also brews and sells other companies' beer brands under licence, including principally Budweiser and Carlsberg lagers in Ireland, Heineken lager in Jamaica and Tiger beer in Malaysia. In addition, Diageo held distribution rights to Bass Ale in the United States but these rights were relinquished as of 30 June 2003.

Global priority brands Diageo has eight global priority brands that it markets worldwide. Diageo considers these brands to have the greatest current and future earnings potential. Each global priority brand is marketed consistently around the world, and therefore can achieve scale benefits such as global media campaigns. The group manages and invests in these brands on a global basis. In the year ended 30 June 2003, global priority brands contributed 58% of premium drinks total volume and achieved turnover of £5,121 million.

Figures for global priority brands include related ready to drink products, unless otherwise indicated.

Smirnoff is Diageo's highest volume brand and achieved sales of 23.0 million equivalent units in the year ended 30 June 2003. Smirnoff is ranked, by volume, as the number one premium vodka and the number two premium spirit brand in the world.

Johnnie Walker Scotch whiskies comprise Johnnie Walker Red Label, Johnnie Walker Black Label and several other brand variants. During the year ended 30 June 2003, Johnnie Walker Red Label sold 6.9 million equivalent units and was ranked, by volume, as the number one premium Scotch whisky and the number four premium spirit brand in the world. Johnnie Walker Black Label sold 3.6 million equivalent units and the remaining variants sold 0.3 million equivalent units in the year ended 30 June 2003.

Guinness is the company's only global priority beer brand, and for the year ended 30 June 2003 achieved volume of 11.4 million equivalent units.

Captain Morgan was acquired as part of the Seagram acquisition on 21 December 2001. Captain Morgan is ranked as the number two premium rum brand in the world and contributed 5.3 million equivalent units in the year ended 30 June 2003.

Other global priority brands were also ranked, by volume, among the leading premium distilled spirits brands by Impact. These include Baileys, ranked the number one liqueur in the world; J&B Scotch whisky (comprising J&B Rare, J&B Select, J&B Reserve and J&B Jet), ranked the number two premium Scotch whisky in the world; José Cuervo, ranked the number one premium tequila in the world; and Tanqueray, ranked the number four premium gin brand in the world. During the year ended 30 June 2003, Baileys, J&B, José Cuervo and Tanqueray sold 6.2 million, 6.0 million, 4.2 million and 1.9 million equivalent units, respectively.

Other brands Diageo manages its other brands by category, analysing them between local priority brands and category brands.

Local priority brands represent the brands, apart from the global priority brands, that make the greatest contribution to operating profit in an individual country, rather than worldwide. Diageo has identified 30 local priority brands. Diageo manages and invests in these brands on a market by market basis and, unlike the global priority brands, may not have a common marketing strategy around the world for such brands. For the year ended 30 June 2003, local priority brands contributed 19% of premium drinks total volume (in nine litre equivalent units) and turnover of £1,946 million. Examples of local priority brands include Bell's Extra Special whisky in Great Britain, Dimple/Pinch whiskies in South Korea, Beaulieu Vineyard wines in North America, Smithwick's ale in Ireland, Budweiser and Carlsberg lagers in Ireland, and Gordon's gin in Great Britain and North America. From 1 July 2002, Diageo has replaced seven local priority brands from the original list with seven brands acquired in the Seagram spirits and wine businesses. These include Crown Royal Canadian whisky in North America and Windsor Premier whisky in South Korea, Seagram's VO Canadian whisky and Seagram's 7 American whiskey in North America.

The remaining brands are grouped under category brands. Other spirits achieved volume of 21.4 million equivalent units and contributed £1,263 million to Diageo's turnover in the year ended 30 June 2003. Examples of category brands are Gordon's gin (all markets except Great Britain and North America in which it is reported as a local priority brand), Gordon's vodka, The Classic Malt whiskies and White Horse whisky.

In the year ended 30 June 2003, Diageo sold 4.6 million equivalent units of other beers, achieving turnover of £365 million. Approximately 30% of other beer volume was attributable to owned brands, such as Harp Irish lager (all markets except Ireland), Kilkenny Irish beer, Malta non-alcoholic stout (all markets except Africa) and Smithwick's ale (all markets except Ireland). The remainder was attributable to beers brewed and/or sold under licence, including Bass Ale in the United States (distribution rights for which expired in June 2003), Tiger beer in Malaysia and Heineken lager in Jamaica.

In addition, Diageo produces and markets a wide selection of wines. These include well known labels such as Blossom Hill in the United States, and Barton & Guestier and Piat D'Or in Europe. For the year ended 30 June 2003, other wine volume was 1.8 million equivalent units, contributing turnover of £266 million.

Production Diageo owns production facilities including maltings, distilleries, breweries, packaging plants, maturation warehouses, cooperages, vineyards and distribution warehouses. Production also occurs at plants owned and operated by third parties and joint ventures at a number of locations internationally.

Approximately 75% of total production (including third party production) is undertaken in five Diageo production centres, namely the United Kingdom, Baileys, Guinness, Santa Vittoria and North America centres. The majority of these production centres have several production facilities. The locations, principal activities, products, production capacity and production volume in 2003 of these principal production centres owned throughout 2003 are set out in the following table:

Production centre	Location	Principal products	Production capacity* million	Production volume in 2003* million
United Kingdom	United Kingdom	Scotch whisky, gin, vodka, rum, ready to drink	58	37
Baileys	Ireland	Irish cream liqueur, vodka	12	7
Guinness	Ireland, United Kingdom	Beers, ready to drink	13	10
Santa Vittoria	Italy	Vodka, ready to drink	8	5
North America	United States, Canada	Vodka, gin, tequila, rum, Canadian whisky, American whiskey, ready to drink	75	33

*In equivalent units.

Diageo has invested in additional capacity for Baileys and other cream liqueurs by building a new facility in Northern Ireland (capacity of 5 million equivalent units) costing £40 million in order to support future growth of this product category. Production at the new facility commenced in May 2003.

Diageo is currently restructuring its production operations in Canada to reduce excess capacity following the acquisition of the Seagram spirits and wine businesses, and the associated enforced sale of the Malibu brand. The facility in Toronto, Ontario (capacity 5 million equivalent units) was closed in March 2003. The facility in LaSalle, Quebec (capacity of 10 million equivalent units) is planned to close in the year ending 30 June 2004.

Spirits are produced in distilleries located worldwide. The principal owned distilleries are 29 whisky distilleries in Scotland, a whisky distillery in Canada and gin distilleries in the United Kingdom and the United States. Diageo produces Smirnoff vodka internationally, Popov vodka and Gordon's vodka in the United States and Baileys in the Republic of Ireland. Rum is blended and bottled in the United States, Canada and the United Kingdom and is distilled, blended and bottled in Australia and Venezuela. All of Diageo's maturing Scotch whisky is located in warehouses in Scotland.

Diageo's principal wineries are in the United States, France and Argentina. Wines are sold both in their local markets and overseas.

Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, South Africa, Australia, the United States and Canada.

Diageo's principal brewing facilities are at the St James's Gate brewery in Dublin and in Kilkenny, Waterford and Dundalk in the Republic of Ireland, Park Royal in London, England and in Nigeria, Kenya, Malaysia, Jamaica and Cameroon. Ireland is the main export centre for the Guinness brand. In other countries, Guinness is brewed under licence arrangements. Guinness Draught in cans and bottles, which uses an in-container system to replicate the taste of Guinness Draught, is packaged at Runcorn in England.

Property, plant and equipment Diageo owns or leases land and buildings throughout the world. The production facilities are described above. As at 30 June 2003, Diageo's land and buildings were included in the group's consolidated balance sheet under UK GAAP at a net book value of £774 million. Diageo's largest individual facility, in terms of net book value of property, is St James's Gate brewery in Dublin. Approximately 97% by value of the group's properties were owned and approximately 3% are held under leases running for 50 years or longer. Diageo's properties primarily are a variety of manufacturing, distilling, brewing, bottling and administration facilities spread across the group's worldwide operations, as well as vineyards in the United States. Approximately 49% and 22% of the book value comprises properties located in the United Kingdom and the United States, respectively.

Raw materials The group has a number of contracts for the forward purchasing of its raw material requirements in order to minimise the effect of raw material price fluctuations. Long term contracts are in place for the purchase of significant raw materials including glass, other packaging, tequila, neutral spirits, cream, rum and grapes. In addition, forward contracts are in place for the purchase of other raw materials including sugar and cereals to minimise the effects of short term price fluctuations.

Cream is the principal raw material used in the production of Irish cream liqueur and is sourced from Ireland. Grapes are used in the production of wine and are sourced from suppliers in the United States, France and Argentina. Other raw materials purchased in significant quantities for the production of spirits and beer are tequila, neutral spirits, molasses, rum, cereals, sugar and a number of flavours (such as juniper berries, agave, chocolate and herbs). These are sourced from suppliers around the world.

The majority of products are supplied to customers in glass bottles. Glass is purchased from suppliers located around the world, the principal supplier being the Owens Illinois group.

On 4 February 2002, Diageo entered into a supply agreement with Casa Cuervo S.A. de C.V., a Mexican company, for the supply of bulk tequila used to make the José Cuervo line of tequilas and tequila drinks in the United States. The supply agreement will expire on 30 June 2013.

On 22 May 2002, Diageo entered into a long term supply agreement with Destiléria Serrallés, Inc (Serrallés), a Puerto Rico corporation for the supply of rum that is used to make the Captain Morgan line of rums and rum drinks in the United States. The supply agreement will last for 10 years from the time of its signing in 2002, with a three year notice requirement coming into effect once the original 10 year term has expired.

Marketing and distribution Diageo is committed to investing in its brands. £1,185 million was spent worldwide on marketing on premium drinks brands in the year ended 30 June 2003. Marketing was focused on the eight global priority brands, which accounted for 68% of total marketing expenditure on premium drinks products.

Diageo has four major markets – North America, Great Britain, Ireland and Spain. In the year ended 30 June 2003, these markets contributed 60% of premium drinks operating profit before exceptional items. In addition, there are 15 key markets which are considered to be individually important, and these contributed 26% of premium drinks operating profit before exceptional items. The remaining geographic markets are reported as venture markets and these accounted for 14% of premium drinks operating profit before exceptional items in the year ended 30 June 2003.

North America North America is the largest market for Diageo, and the largest premium drinks market in the world. Currently, in North America, Diageo markets its products through 14 business teams or clusters (previously five separate spirits IMCs), Diageo Chateau & Estates Wines (DC&E), DIAGEO – Guinness USA (DG-USA), a Canadian IMC and a 50% distribution joint venture with Moët Hennessy – Schieffelin & Somerset (S&S).

The 14 geographic business units or clusters are managed as three hubs: major states, key states and control states. National brand strategy and strategic accounts marketing are managed at the corporate North America level. The clusters market the majority of Diageo's spirits portfolio (including Smirnoff vodka, Baileys Irish Cream liqueur, José Cuervo tequila, Captain Morgan rum, Crown Royal Canadian whisky, Seagram's 7 American whiskey and Seagram's VO Canadian whisky) across the United States. DG-USA distributes Diageo's US beer portfolio (Guinness stout, Harp lager, Kaliber non-alcoholic lager, Red Stripe lager and formerly Bass Ale on an agency basis) as well as the group's flavored malt beverages (Smirnoff Ice and Smirnoff Ice Triple Black). DC&E markets all Diageo's wine brands (such as Beaulieu Vineyard and Sterling Vineyards) across the United States. The Canada IMC distributes the group's spirits, wine and beer portfolio across all Canadian territories. In the United States, S&S markets a number of Diageo's Scotch whisky brands, including Johnnie Walker Scotch whiskies, J&B Scotch whisky, The Classic Malt whiskies and Buchanan's De Luxe whisky along with Cîroc vodka, Tanqueray gin and Tanqueray Sterling vodka, and Moët Hennessy's brands such as Moët & Chandon and Dom Pérignon champagnes and Hennessy cognac. S&S has an agreement with Marnier-Lapostolle, Inc and with Ruffino, which grants S&S the exclusive rights to market, distribute, and sell their products among which are Grand Marnier and certain Chilean wines, including Casa Lapostolle, in the United States.

Within the United States, there are two types of regulatory environments, open states and control states. In open states, spirits companies, are allowed to sell spirits, wine and beer directly to independent distributors. In the majority of the open states within the United States, Diageo trades through a three tier distribution system, where the product is initially sold to distributors, which then sell it to on and off premise retailers. In some states, such as Texas, Diageo sells its products on premise through a four tier system, whereby Diageo sells to large distributors, which then sell to off premise retailers, and off premise retailers with special Class B licenses sell to on premise retailers. In most control states, Diageo markets its spirits products to state liquor control boards through the bailment warehousing system, and from there to state liquor stores. There are variations, for example certain states control distribution but not retail sales. Generally, wines are treated in the same way as spirits, although some states that are control states for spirits are open states for wines. Beer distribution follows open states regulation across the entire United States. In Canada, spirits distribution laws are similar to those of control states in the United States. In Canada, beer distribution laws are generally similar to those for spirits. Diageo, however, has some licences to direct-deliver keg beer to licensed accounts, which account for approximately 52% of Diageo's beer business in Canada.

The completion of the Seagram acquisition provided Diageo with the scale to pursue consolidation of its distributors in a strategy called Next Generation Growth (NGG). Building on the Seagram integration, the strategy focuses on consolidating the distribution of Diageo's US spirits and wine, S&S and former Seagram brands into a single distributor in each state wherever possible. The strategy provided sufficient economies of scale to support the distributor changes, a consolidated network limiting duplication of activities between Diageo and the distributor, increased Diageo and distributor selling capabilities and employs a number of alternative approaches to optimise product distribution.

Diageo has made excellent progress with the NGG initiative. Since the beginning of this calendar year, Diageo has signed distributor or broker agreements in 14 more states, bringing the current total to 34 states. These 34 states, together with Washington DC, represent nearly 80% of Diageo's US spirits and wine volume. Across the United States, Diageo has nearly 2,000 dedicated sales people focused on selling Diageo's and S&S's spirits and wines brands. In future, Diageo's focus will be on helping build the capabilities and selling tools of the distributors' dedicated sales force and creating a more efficient and effective value chain. When the distributors and brokers are resourced to the target level, Diageo expect to have nearly 3,000 people selling its brands.

It is expected that the implementation of the NGG strategy will be completed by June 2004. As part of the strategy, risk mitigation plans have been developed for each state. These plans identify the financial, sales, marketing and operations activities that must be implemented to move Diageo's business to a new distributor without significant loss of business. While sales disruptions may occur during the distributor move process, the risk mitigation plans are expected to minimise the sales risk. However, consolidation has given rise, and is likely to continue to give rise, to legal actions, none of which is currently expected to be material to the group.

Great Britain In the Great Britain market, Diageo has the largest brand, by volume, in a number of spirit categories including vodka with Smirnoff, whisky with Bell's and gin with Gordon's. Smirnoff and Bell's are also the top two distilled spirit brands, by volume, in the United Kingdom. Products are distributed both via wholesalers and directly to the major grocers, convenience and specialist stores. In the on trade (for example, licensed bars and restaurants), products are sold through the major brewers, multiple retail groups and smaller regional independent brewers and wholesalers.

Ireland Ireland comprises the Republic of Ireland and Northern Ireland, which together is an important market for Diageo. The Guinness, Smirnoff and Baileys brands are market leaders in their respective categories of long alcoholic drinks, vodka and cream liqueurs, respectively. Budweiser and Carlsberg lagers, also major products in the Diageo portfolio, are brewed and sold under licence in addition to the other local priority brands of Smithwick's ale and Harp lager. In both countries, Diageo distributes directly to both the on trade and the off trade (for example, retail shops and wholesalers). Diageo also brews and packages a range of beers in Ireland for export to the United Kingdom, the United States and other international markets.

Spain Spain is an important Scotch whisky market for Diageo, and Diageo owns two of the top five Scotch whisky brands by volume in Spain, with J&B at number one and Johnnie Walker Red Label at number five. This is Diageo's most important J&B market, contributing 47% of Diageo's J&B total volume. With the addition of Cacique, a former Seagram brand, to its existing brand Pampero, Diageo Spain is leading the dark rum segment, which is the fastest growing segment in Spain. Distribution in Spain is primarily through Diageo's own distribution company.

Key markets There are 15 key markets. These are markets which make a significant contribution in their own right, but still rely on Diageo's global functions to support their businesses. Key markets are: Africa (excluding North Africa), Australia/New Zealand, Brazil/Paraguay, Colombia, France, Germany (a key market from 1 July 2003), Greece/Turkey, Japan, South Korea, Mexico, Taiwan, Thailand, Uruguay, Venezuela and Global Duty Free. Portugal was a key market until 30 June 2003.

In Latin America, distribution is achieved through a mixture of Diageo companies and third party distributors.

Africa (excluding North Africa) is one of the longest established and largest markets for the Guinness brand, with the brewing of Guinness Foreign Extra Stout in a number of African countries either through subsidiaries or under licence. Diageo has a wholly owned subsidiary in South Africa and in Cameroon and also has majority owned subsidiaries in Nigeria, Ghana, Kenya, Uganda, Réunion and the Seychelles.

Global Duty Free is Diageo's sales and marketing organisation which targets the international duty free consumer in duty free outlets such as airport shops, airlines and ferries around the world. The global nature of this organisation allows a co-ordinated approach to brand building initiatives and builds on shopper insights in this trade channel where consumer behaviour tends to be different from domestic markets.

In European key markets, Diageo distributes its spirits brands primarily through its own distribution companies. However, in France, Diageo sells its spirits and wine products through a joint arrangement with Moët Hennessy, and its beer products through Interbrew.

In Thailand, Japan and Taiwan Diageo distributes its spirits and wine brands through joint arrangements with Moët Hennessy. In Australia, Diageo has its own distribution company and also has licensed brewing arrangements with Carlton-United Breweries, while in New Zealand it operates through third party distributors and has licensed brewing arrangements with Lion Nathan. In South Korea, Diageo's own distribution company distributes the majority of Diageo's brands. The remaining brands are distributed through third party distributors. In Japan, Guinness is distributed through an associated company of the group.

Generally the remaining markets are served by third party distribution networks monitored by regional offices.

Venture markets This grouping comprises all other markets, with the largest being North Africa, the Middle East, Jamaica, Central America, the Caribbean, the Canary Islands, Malaysia, Italy, Belgium, Portugal (a venture market from 1 July 2003), Netherlands and the Nordics. In these markets there is a focus on fewer brands and lean but flexible organisation structures are deployed whilst global best practices in areas such as consumer marketing, customer management and people development are applied. Germany was a venture market until 30 June 2003.

In the European venture markets, Diageo distributes its brands primarily through its own distribution companies. In Asia Pacific, Diageo works with a number of joint venture partners. For Diageo's spirits and wine brands, the most significant of these is Moët Hennessy with operations in Malaysia, Singapore, China and Hong Kong. In Malaysia and Singapore, Diageo's own and third party beers are brewed and distributed through Diageo's business with Asia Pacific Breweries Limited. In addition, Diageo owns a controlling interest in Desnoes & Geddes Limited, the Jamaican local brewer of Red Stripe lager. In general, the remaining markets are served by third party distribution networks controlled by regional offices.

Seasonal impacts Christmas provides the peak period for premium drinks sales. Historically, approximately 30% of premium drinks sales volume occurs in the last three months of each calendar year.

Employees Diageo's goal is to be an 'Employer of Choice' offering an energising work environment, personal growth, and recognition and attractive rewards for the performance contribution its people make to the group. Its employee policies are designed to support these goals and to do so in a manner that is fair and equitable to all employees. These policies take account of external legislation, internal codes of conduct, as well as Diageo's values as an organisation.

Diageo is a multi-cultural community operating in an increasingly diverse business world and is committed to active equality and diversity practices. The group offers people with disability the same opportunities for employment, training and career progression as other employees. It is also committed to attracting and retaining talented people. Diageo invests in the growth and development of its people, which contributes directly to the performance and results of the business. Where practical, Diageo encourages flexible ways of working to enable employees to take some control over the balance between work and home life. Diageo's reward systems recognise the contribution employees make to success and reflect the value of the role they are performing.

Diageo is committed to the safety and wellbeing of employees at work. It promotes responsible drinking behaviour among all its people. Diageo is committed to open and continuous dialogue with its employees as a way to inform and engage them in the company's strategy and business goals as well as harnessing the ideas employees will have on improving broad areas of business performance. Each senior manager is responsible for supporting the Diageo Executive and the senior leadership community in delivering against these communication and employee engagement goals. The group has an intranet web site from which employees with access to a computer can obtain timely and accurate news and information.

The group has entered into numerous collective bargaining agreements and believes that its employee relations are satisfactory. Diageo's average number of employees during each of the three years ended 30 June 2003 was as follows:

			2003			2002			2001
	Full time	**Part time**	**Total**	Full time	Part time	Total	Full time	Part time	Total
Premium drinks	**23,427**	**1,134**	**24,561**	22,841	1,078	23,919	21,363	628	21,991
Discontinued operations	**8,965**	**5,429**	**14,394**	25,734	12,471	38,205	37,747	11,785	49,532
	32,392	**6,563**	**38,955**	48,575	13,549	62,124	59,110	12,413	71,523

Premium drinks includes ex-Seagram employees from 21 December 2001. Discontinued operations include employees for the quick service restaurants business prior to 13 December 2002 and packaged food prior to 30 October 2001, reflecting the periods in which the group owned the businesses.

Competition Diageo competes on the basis of consumer loyalty, quality and price.

In spirits and wine, Diageo's major global competitors are Pernod Ricard, Allied Domecq, Bacardi-Martini Inc, and Brown-Forman, each of which has several brands that compete directly with Diageo brands. Diageo believes, based on its analysis of data compiled by Impact, that Diageo and these four other major international companies account for approximately 62% of the volume of the top 100 premium distilled spirits in the world. In addition, Diageo faces competition from local and regional companies in the countries in which it operates.

In beer, the Guinness brand competes in the overall beer market with its key competitors varying by market. These include Heineken in Ireland and several markets in Africa, Coors Brewing (Carling) in the United Kingdom and Carlsberg in Malaysia.

Diageo aims to maintain and improve its market position by enhancing the consumer appeal of its brands through consistent high investment in marketing support focused around the eight global priority brands. Diageo makes extensive use of magazine, newspaper, point of sale and poster and billboard advertising, and uses radio, cinema and television advertising where appropriate and permitted by law. Diageo also runs consumer promotional programmes in the on trade (for example, licensed bars and restaurants).

Research and development The overall nature of the group's business does not demand substantial expenditure on research and development. However, the group has ongoing programmes for developing new drinks products. In the year ended 30 June 2003, the group's research and development expenditure amounted to £15 million (2002 – £28 million; 2001 – £71 million). Research and development expenditure is written off in the year in which it is incurred.

Trademarks Diageo produces and distributes branded goods and is therefore substantially dependent on the maintenance and protection of its trademarks. All brand names mentioned in this document are trademarks. The group also holds numerous licenses and trade secrets, as well as having substantial trade knowledge related to its products. The group believes that its significant trademarks are registered and/or otherwise protected (insofar as legal protections are available) in all material respects in its most important markets.

Regulations and taxes In the United States, the beverage alcohol industry is subject to strict federal and state government regulations covering virtually every aspect of its operations, including production, marketing, sale, distribution, pricing, labelling, packaging and advertising.

Spirits, wine and beer are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on beverage alcohol products, although the form of such taxation varies significantly from a simple application to units of alcohol by volume, to advanced systems based on imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories (such as Scotch whisky or bourbon) in the rate of such tariffs. Within the European Union, such products are subject to different rates of excise duty in each country, but within an overall European Union framework, there are minimum rates of excise duties that can be applied.

Import and excise duties can have a significant impact on the final pricing of Diageo's products to consumers. These duties have an impact on the competitive position versus other brands. The group devotes resources to encouraging the equitable taxation treatment of all beverage alcohol categories and to reducing government-imposed barriers to fair trading.

Advertising, marketing and sales of alcohol are subject to various restrictions in markets around the world. These range from a complete prohibition of alcohol in certain countries and cultures, through the prohibition of the import of spirits, wine and beer, to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for spirits brands, through regulation, and in other countries, television advertising, while permitted, is carefully regulated.

Spirits, wine and beer are also regulated in distribution. In many countries, alcohol may only be sold through licensed outlets, both on and off premise, varying from government or state operated monopoly outlets (for example, Canada, Norway, and certain US states) to the common system of licensed on premise outlets (for example, licensed bars and restaurants) which prevails in much of the western world (for example, most US states and the European Union). In about one-third of the states in the United States, price changes must be filed or published 30 days to three months, depending on the state, before they become effective.

Labelling of beverage alcohol products is also regulated in many markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. Specific warning statements related to the risks of drinking beverage alcohol products are required to be included on all beverage alcohol products sold in the United States. Following the end of the voluntary restrictions on television advertising of spirits in the United States, Diageo and other spirits companies have been advertising products on the air on local cable television stations. Expressions of political concern signify the uncertain future of beverage alcohol products advertising on network television in the United States. Further requirements for warning statements and any prohibitions on advertising and marketing could have an adverse impact on sales of the group.

In addition, indications that regulatory bodies in the United States may change standards regarding the alcohol content and proper categorisation of flavored malt beverages such as Smirnoff Ice could have an adverse impact on the sales of the group. Regulatory decisions and changes in the legal and regulatory environment could increase Diageo's costs and liabilities or impact its business activities.

Business services Diageo has committed to re-engineer its key business activities with customers, consumers, suppliers and the processes that summarise and report financial performance. In that regard, global processes are being designed, built and implemented in North America, Great Britain, Ireland and segments of global supply.

A new business service centre in Budapest, Hungary opened in April 2002 and now performs various process tasks for Great Britain, Ireland and global supply. Additional processes currently located in Great Britain and other European countries are scheduled to transfer to Budapest during the next few years.

Associates Diageo's principal associate in the premium drinks segment is Moët Hennessy. It also owns shares in a number of other associates. In the year ended 30 June 2003, premium drinks share of profit of associates before interest and exceptional items was £191 million, of which Moët Hennessy accounted for £177 million.

Moët Hennessy Diageo owns 34% of Moët Hennessy, the spirits and wine subsidiary of LVMH Moët Hennessy Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of a number of brands in its main business areas of champagne and cognac. Its principal products include champagne brands, Moët & Chandon (including Dom Pérignon), Veuve Clicquot and Mercier, all of which are included in the top 10 champagne brands worldwide by volume, and two brands of cognac, Hennessy and Hine. Hennessy is the top cognac brand worldwide by volume.

Since 1987, a number of joint distribution arrangements have been established with LVMH, principally covering distribution of Diageo's premium brands of Scotch whisky and gin and Moët Hennessy's premium champagne and cognac brands in the Asia Pacific region, the United States, and France. S&S was established as a joint venture in the United States and distributes a number of Diageo's Scotch whisky brands along with Cîroc vodka, Tanqueray gin and Tanqueray Sterling vodka as well as Moët Hennessy brands – see 'Marketing and distribution – North America'. Diageo and LVMH have each undertaken not to engage in any champagne or cognac activities competing with those of Moët Hennessy. The arrangements also contain certain provisions for the protection of Diageo as a minority shareholder in Moët Hennessy.

Acquisitions and disposals/termination of businesses and distribution rights Diageo has made a number of strategic acquisitions and disposals of brands, equity interests in premium drinks businesses and distribution rights.

Seagram On 21 December 2001, Diageo and Pernod Ricard completed the acquisition of the Seagram spirits and wine businesses from Vivendi for $8.15 billion (£5.62 billion) in cash, subject to certain debt, working capital and other adjustments. Diageo's share of the purchase price after adjustments was £3.7 billion.

The transaction was structured such that each of Diageo and Pernod Ricard would acquire certain businesses and related assets for integration into their respective global premium drinks businesses, with other businesses and related assets being acquired and held jointly pending their disposal. The spirits and wine businesses comprised a number of separate legal entities and assets which were acquired by either Diageo, Pernod Ricard, or both parties jointly, but the effect was that the purchase consideration was funded in the overall proportions of 60.9% and 39.1% between Diageo and Pernod Ricard, respectively.

Diageo has accounted for the transaction as an acquisition, reflecting profits and losses arising from those businesses and related assets acquired for its own use, consolidated from the acquisition date. For those businesses and assets acquired and/or held jointly pending their disposal (disposal assets), Diageo and Pernod Ricard shared the net proceeds of disposal in the proportion 60.9% and 39.1% respectively. Accordingly the results of these brands have been excluded from the group consolidation. Diageo accounted for its share of the net disposal proceeds as businesses held for resale. The disposals of these businesses were substantially completed within 12 months of the original acquisition.

The sales of the largest disposal assets were achieved in the year ended 30 June 2002. These included the UK based off-licence chain Oddbins to the Castel Frères Group of France; the Four Roses bourbon business to Kirin Brewery Co, Ltd of Japan; the Mumm Sekt sparkling wine business to Rotkäppchen Sektkellerei GmbH & Co KG of Germany; the Seagram's Mixers business to The Coca-Cola Company; the Sandeman port and sherry business to Sograp Holding SGPS SA of Portugal; and the Mumm Cuvée Napa sparkling wine business to Allied Domecq. In the year ended 30 June 2003, a number of smaller disposals were made, including Maschio sparkling wines and OVD, Woods and VAT 19 rums. Diageo's share of net cash proceeds received totalled £268 million which have been accounted for in the two years ended 30 June 2003.

Other In September 2002, Diageo announced that it would relinquish its 1998 US Importation and Distribution Agreement rights for Bass Ale to Bass' parent company, Interbrew, effective 30 June 2003 for a consideration of $105 million (£69 million). Under the 1998 agreement, Diageo had the right to continue selling and marketing the brand in the United States until July 2016. The consideration included $10 million as a contribution to inventory management costs during the year ended 30 June 2003, and this element of the consideration has been accounted for as operating income. The balance of the consideration, net of provisions and legal expenses, of £57 million has been accounted for as an exceptional operating item.

In December 2002 East African Breweries Limited (EABL), a Diageo subsidiary, acquired 20% of the issued share capital of Tanzania Breweries Limited from SABMiller Africa in exchange for 20% of the issued share capital of Kenya Breweries Limited. EABL also disposed its entire holding of shares in Kibo Breweries Limited and acquired Castle Brewing Kenya Limited.

Diageo's distribution rights in relation to certain Brown-Forman brands, including Jack Daniels and Southern Comfort in the United Kingdom, terminated on 1 August 2002. In the year ended 30 June 2002, these brands contributed £14 million to operating profit.

On 15 August 2003 it was announced that Diageo and Brown-Forman had resolved their dispute over the termination of these rights and that Diageo would receive £9 million as settlement.

In May 2002, Diageo completed the disposal of the Malibu brand to Allied Domecq for a consideration of £554 million. The disposal of Malibu was a condition for obtaining regulatory clearance for the acquisition of the Seagram spirits and wine businesses.

In May 2002, Diageo disposed of the Glen Ellen and MG Vallejo wines to a company managed by The Wine Group, Inc. for a consideration of $83 million.

On 5 February 2002, Diageo and José Cuervo SA (José Cuervo) agreed to terminate their litigation in respect of a change of control issue which José Cuervo claimed arose as a result of the merger of GrandMet and Guinness, and new arrangements were formalised for the distribution rights for the José Cuervo brand in the United States. These arrangements now extend to 2013. The settlement in favour of José Cuervo included the return of Diageo's 45% equity stake it held in José Cuervo and a net cash payment of £85 million. Diageo and José Cuervo also agreed to terminate José Cuervo's distribution of certain Diageo brands in Mexico and for José Cuervo to transfer to Diageo its 49% interest in the Smirnoff trademark in Mexico. The settlement resulted in a charge before taxes of £220 million to exceptional items in the profit and loss account for the year ended 30 June 2002, and a reduction in operating profit of £8 million in the period ended 30 June 2002. Further, effective 1 October 2002, the distribution rights to José Cuervo 1800 were transferred to a third party. José Cuervo 1800 contributed £13 million to operating profit in the year ended 30 June 2002.

In September 2001, Diageo disposed of its Croft and Delaforce port and sherry businesses to a consortium of Gonzalez Byass S.A. and Taylor Fonseca S.A. for a consideration of €82 million (£50 million).

In July 2001, Diageo disposed of its Guinness World Records business to Gullane Entertainment plc for £50 million.

In January 2001, Diageo acquired additional shares in East African Breweries Limited which as a result became a subsidiary. In October 2000, Diageo acquired the remaining 50% share of Bundaberg rum, Australia's second largest spirit brand. The annualised turnover of these two acquisitions is approximately £320 million and their annualised contribution to operating profit is approximately £40 million.

In January 2001, Diageo disposed of UDV Indústria E Comércio Ltda, the Brazilian entity that produces and markets local brands Dreher, Old Eight and Drurys to Campari.

During the year ended 30 June 2001, the distribution rights for Stolichnaya vodka in the United States ended. In the year ended 30 June 2001, Stolichnaya in the United States contributed approximately £32 million to operating profit.

Other businesses

General Mills, Inc Following the disposal of Pillsbury and a subsequent sale of shares in General Mills, the group currently holds an equity stake of 79 million ordinary shares (21%) in General Mills. The following business description is based on publicly available information about General Mills filed with the SEC. General Mills is a global consumer foods company based in the United States. General Mills owns a number of brand names and its primary objective is to build the equity of these brands with strong consumer directed advertising and innovative merchandising. The principal businesses owned by General Mills are Big G ready-to-eat cereals, Betty Crocker dessert, baking, dinner mix and snack products, Yoplait and Colombo yoghurt and former Pillsbury brands such as Pillsbury's refrigerated dough and other dough based goods, Old El Paso Mexican foods, Progresso soup, Green Giant vegetables and a foodservice business.

During the year ended 30 June 2003, the equity stake contributed £287 million to share of profits of associates before exceptional items, £73 million to interest expense and £69 million to tax expense. The group's share of General Mills' exceptional items before taxation amounted to a charge of £18 million. During the year ended 30 June 2003 the group received dividends of £54 million from General Mills.

General Mills has options to purchase 29 million of Diageo's holding of General Mills ordinary shares for $51.56 per share until 28 October 2005 subject to certain limitations.

Discontinued operations

Quick service restaurants Diageo completed the disposal of Burger King on 13 December 2002. See 'Operating and financial review – Off-balance sheet arrangements'. Burger King is a leading company in the worldwide quick service restaurant industry. In the year ended 30 June 2003, Burger King contributed turnover of £479 million and operating profit of £53 million to Diageo.

Packaged food Diageo completed the disposal of Pillsbury to General Mills on 31 October 2001. Pillsbury contributed turnover of £1,455 million and operating profit before exceptional items of £184 million in the year ended 30 June 2002. As a division of Diageo, Pillsbury produced and distributed leading food brands including Pillsbury's refrigerated dough and other dough based goods, Old El Paso Mexican foods, Progresso soups, Green Giant vegetables and Häagen-Dazs ice cream, and, in addition, operated a foodservice business.

In connection with the disposal of Pillsbury Diageo has guaranteed the debt of a third party up to an amount of $200 million (£121 million).

Risk factors

Diageo faces competition that may reduce its market share and margins Diageo faces competition from several international companies as well as local and regional companies in the countries in which it operates. Diageo competes with drinks companies across a wide range of consumer drinking occasions. Within a number of categories, consolidation or realignment is taking place. Consolidation is also taking place amongst Diageo's customers in many countries. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in Diageo's market share in any of these categories, which would adversely affect Diageo's results and hinder its growth potential.

Diageo may not be able to derive the expected benefits from its strategy to focus on premium drinks or its change and cost-saving programmes designed to enhance earnings On 17 July 2000, Diageo announced the integration of its spirits, wine and beer businesses to create a premium drinks business as part of an integrated strategy to be a focused premium drinks company. In line with this strategy, Diageo acquired on 21 December 2001 certain of the Seagram spirits and wine businesses. There can be no assurance that Diageo's strategic focus on premium drinks will result in better opportunities for growth and improved margins.

Following the acquisition of the Seagram spirits and wine businesses, Diageo has been consolidating the Diageo and former Seagram brands into a single distributor in each US state. This consolidation has given rise and could continue to give rise to legal actions. See 'Business description – Premium drinks – Marketing and distribution – North America'.

It is possible that the pursuit of this strategic focus on premium drinks could give rise to further acquisitions. There can be no guarantee that any such acquisition would deliver the benefits intended.

Certain change programmes have been initiated (especially in the United States, Ireland and Great Britain) designed to improve the effectiveness and efficiency of end-to-end operating, administrative and financial systems and processes. This includes moving transaction processing from a number of markets to shared service centres. There can be no certainty that these programmes will deliver the expected benefits. There is likely to be disruption caused to production processes and possibly to administrative and financial systems as these changes are effected. They could also lead to adverse customer or consumer reaction. Any failure of information systems could adversely impact Diageo's ability to operate.

Regulatory decisions and changes in the legal and regulatory environment could increase Diageo's costs and liabilities or limit its business activities Diageo's operations are subject to extensive regulatory requirements regarding production, product liability, distribution, marketing, labelling, advertising and labour and environmental issues. Changes in laws, regulations or governmental policy, could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the advertising activities used to market beverage alcohol, restrictions on retail outlets or other restrictions on marketing and distribution. Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on its sales or damage its reputation.

In addition, beverage alcohol products are the subject of national import and excise duties in many countries around the world. An increase in import or excise duties could have a significant adverse effect on Diageo's sales revenue or margin, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Companies in the beverage alcohol industry may also be exposed to class action or other litigation relating to alcohol abuse problems or health consequences from the misuse of alcohol. If the industry were to be involved in such litigation, Diageo's business could be materially adversely affected.

US regulatory authorities are considering possible changes to the regulation of flavored malt beverages. Discussions are taking place in respect of possible rule changes related to the alcohol content in flavored malt beverages. Revised rules could result in changes in the methods by which Diageo currently produces flavored malt beverages and therefore increase the costs of production and/or distribution of these products. In addition, possible regulatory changes could impose adverse federal tax consequences on the import and sale of flavored malt beverages. Flavored malt beverages form a component of Diageo's growth strategy within the United States and it is possible that the implementation of any regulatory changes by the US authorities could have an adverse effect on Diageo's future profitability.

Diageo's reported after tax income is calculated based on extensive tax and accounting requirements in each of its relevant jurisdictions of operation. Changes in tax law (including tax rates), accounting policies and accounting standards could materially reduce Diageo's reported after tax income.

Demand for Diageo's products may be adversely affected by changes in consumer preferences and tastes Diageo's portfolio includes certain of the world's leading beverage alcohol brands as well as brands of local prominence. Maintaining Diageo's competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors, including changes in demographic and social trends, changes in travel, vacation or leisure activity patterns and a downturn in economic conditions, which may reduce consumers' willingness to purchase premium branded products. In addition, concerns about health effects due to negative publicity regarding alcohol consumption, negative dietary effects, regulatory action or any litigation or customer complaints against companies in the industry may have an adverse effect on Diageo's profitability.

The competitive position of Diageo's brands could also be affected adversely by any failure to achieve consistent, reliable quality in the product or service levels to customers.

In addition, both the launch and ongoing success of new products is inherently uncertain especially as to their appeal to consumers; the failure to launch a new product successfully can give rise to inventory write offs and other costs and can affect consumer perception of an existing brand. Growth in Diageo's business has been based on both the launch of new products and the growth of existing products. Product innovation remains a significant aspect of Diageo's plans for growth. There can be no assurance as to Diageo's continuing ability to develop and launch successful new products or variants of existing products or as to the profitable lifespan of newly or recently developed products.

Any significant changes in consumer preferences and failure to anticipate and react to such changes could result in reduced demand for Diageo's products and erosion of its competitive and financial position.

If the social acceptability of Diageo's products declines, or if litigation is directed at the beverage alcohol industry, Diageo's sales volume could decrease and the business could be materially adversely affected In recent years, there has been increased social and political attention directed to the beverage alcohol industry. Diageo believes that this attention is the result of public concern over problems related to alcohol abuse, including drink driving, underage drinking and health consequences from the misuse of alcohol. If the social acceptability of beverage alcohol were to decline significantly, sales of Diageo's products could materially decrease. Similarly, recent litigation against the tobacco industry has directed increased attention to other industries, including the beverage alcohol industry. If the drinks industry were to become involved in litigation of the type brought against other industries, such as tobacco, Diageo's business could be materially adversely affected. See 'Additional information for shareholders – Legal proceedings' for further detail.

Diageo's operating results may be adversely affected by increased costs or shortages of raw materials or labour or disruption to production facilities The raw materials which Diageo uses for the production of its food and beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty or governmental controls. If commodity price changes result in unexpected increases in raw materials cost or the cost of packaging materials, Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, revenue and operating income. Diageo may be adversely affected by shortages of such raw materials or packaging materials.

Similarly, Diageo's operating results could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Diageo's success is dependent on the capability of its employees. There is no guarantee that Diageo will continue to be able to recruit, retain and develop the capabilities that it requires to deliver its strategy, for example in relation to sales and marketing capability within markets or in its senior management.

Diageo would be affected if there were a catastrophic failure of its major production facilities. See 'Business description – Premium drinks – Production' for a listing of Diageo's principal production sites. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.

Diageo has a substantial inventory of aged product categories, principally Scotch whisky and Canadian whisky, which mature over periods of up to 30 years. As at 30 June 2003, the historical cost of Diageo's maturing inventory amounted to £1,409 million. The maturing inventory is stored primarily in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for these products as it arises. In addition, there can be no assurance that insurance proceeds would cover the replacement value of Diageo's maturing inventory or other assets were such assets to be lost due to contamination, fire or natural disasters or destruction resulting from negligence or the acts of third parties.

Diageo's business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates Diageo's business is dependent on general economic conditions in the United States, Great Britain and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, could have a material adverse effect on Diageo's business and results of operations. In addition, Diageo may be adversely affected by political and economic developments in any of the countries where Diageo has distribution networks, production facilities or marketing companies. Diageo's operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Current examples of such potential upheaval are currency restrictions and potential further disruption to movement of goods into and out of Venezuela, affecting both imports of goods (principally Scotch whisky into Venezuela) and export of rum (Cacique, especially to Spain), unrest in the Middle East, and the impact on tourism and travel of both terrorist threats and ongoing fears of global pandemics, such as SARS. These disruptions can affect Diageo's ability to import or export products and ability to repatriate funds as well as the levels of consumer demand (for example in duty free outlets at airports or in on trade premises in affected regions) and therefore on Diageo's levels of sales or profitability.

Diageo may also be adversely affected by movements in the value of, and returns from, the investments held by its pension funds.

Diageo may be adversely affected by fluctuations in exchange rates. The results of operations of Diageo are accounted for in pounds sterling. Approximately 35% of sales in the year ended 30 June 2003 were in US dollars, approximately 21% were in sterling and approximately 22% were in euros. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo's reported results of operations from year to year.

Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. To partly delay any adverse impact from interest rate movements, Diageo maintains approximately 50% of its debt at fixed interest rates. See 'Operating and financial review – Risk management'.

Diageo's premium drinks operations may be adversely affected by failure to renegotiate distribution and manufacturing rights on favourable terms Diageo's premium drinks business has a number of distribution agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate distribution rights on favourable terms when they expire or that agreements will not be terminated. Failure to renew distribution agreements on favourable terms could have an adverse impact on its revenues and operating income. In addition, Diageo's sales may be adversely affected by any disputes with distributors of its products.

Diageo may not be able to protect its intellectual property rights Given the importance of brand recognition to its business, Diageo has invested considerable effort in protecting its intellectual property rights, including trademark registration and domain names. Diageo's patents cover some of its process technology, including some aspects of its bottle marking technology. Diageo also uses security measures and agreements to protect its confidential information. However, Diageo cannot be certain that the steps it has taken will be sufficient or that third parties will not infringe on or misappropriate its intellectual property rights. Moreover, some of the countries in which Diageo operates offer less intellectual property protection than Europe or North America. Given the attractiveness of Diageo's brands to consumers, it is not uncommon for counterfeit products to be manufactured. Diageo cannot be certain that the steps it takes to prevent, detect and eliminate counterfeit products will be effective in preventing material loss of profits or erosion of brand equity resulting from lower quality or even dangerous counterfeit product reaching the market. If Diageo is unable to protect its intellectual property rights against infringement or misappropriation, this could materially harm its future financial results and ability to develop its business.

Diageo remains exposed to factors affecting the US food industry While Diageo's strategy is to focus on premium drinks, it remains exposed to factors affecting the US food industry through its equity interest in General Mills and its residual exposure to Burger King. Following the disposal of Pillsbury to General Mills, Diageo now holds approximately 21% of General Mills' outstanding share capital. The market value of this interest may be affected adversely by a variety of factors, including the performance of General Mills and the extent to which that performance meets investors' expectations, economic conditions in the United States, including the US financial markets, and the dilution of our holding as a result of future issues of shares by General Mills. In connection with the disposal of Burger King, Diageo has retained $212 million (£129 million) of subordinated debt, with a 10 year maturity, from the entity owning Burger King. In addition, Diageo has guaranteed up to $850 million (£515 million) of borrowings of the Burger King company. These loans have a term of five years although Diageo and Burger King have structured their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of the five years. There are no assurances, however, that such refinancing will occur or that no liability will arise with respect to the financing of the Burger King disposal. Both General Mills and Burger King may also be subject to factors affecting the food industry generally, including increased competition, changes in consumer preferences and concerns over obesity and the potential for related litigation or regulation. These factors could also affect Diageo's ability over time to reduce its equity interest in, or affect the price it receives for, General Mills shares. They could also result in Diageo not fully recovering the book value of its subordinated debt due from Burger King and/or having to make payments under the guarantee of Burger King's debt.

It may be difficult to effect service of US process and enforce US legal process against the directors of Diageo Diageo is a public limited company incorporated under the laws of England and Wales. The majority of Diageo's directors and officers, and some of the experts named in this document, reside outside of the United States, principally in the United Kingdom. A substantial portion of Diageo's assets, and the assets of such persons are located outside of the United States. Therefore, it may not be possible to effect service of process within the United States upon Diageo or these persons in order to enforce judgements of US courts against Diageo or these persons based on the civil liability provisions of the US Federal Securities laws. There is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of civil liabilities solely based on the US Federal Securities laws.

Cautionary statement concerning forward-looking statements

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo and parties or consortia who have purchased Diageo's assets, actions of parties or consortia who have purchased Diageo's assets, anticipated cost savings or synergy and the completion of Diageo's strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

- increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo's market share, increase expenses and hinder growth potential;
- the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergy and/or costs savings;
- Diageo's ability to complete future acquisitions and disposals;
- legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business and environmental laws;
- changes in the food industry in the United States, including increased competition and changes in consumer preferences;
- changes in consumer preferences and tastes, demographic trends or perception about health related issues;
- changes in the cost of raw materials and labour costs;
- changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;
- levels of marketing and promotional expenditure by Diageo and its competitors;
- renewal of distribution rights on favourable terms when they expire;
- termination of existing distribution rights in respect of agency brands;
- technological, developments that may affect the distribution of products or impede Diageo's ability to protect its intellectual property rights; and
- changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations, which may affect Diageo's access to or increase the cost of financing.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the 'Risk factors' contained in this document for the year ended 30 June 2003.

Past performance cannot be relied upon as a guide to future performance.

Operating and financial review

Introduction

Information presented Diageo's strategy is to focus on its branded drinks businesses with international potential. Diageo completed the disposal of its quick service restaurants business on 13 December 2002 and the combination of its packaged food business with General Mills on 31 October 2001.

The consolidated information for the year ended 30 June 2003 presented in this annual report includes the results of the quick service restaurants business for the five and a half months ended 13 December 2002. In accordance with UK GAAP, the results of the quick service restaurants and, in the comparative periods, the packaged food businesses have been included within discontinued operations.

The following discussion is based on Diageo's UK GAAP results for the year ended 30 June 2003 compared with the year ended 30 June 2002, and the year ended 30 June 2002 compared with the year ended 30 June 2001.

There are a number of accounting differences between UK and US GAAP. A reconciliation of net income from UK to US GAAP and an explanation of the differences between UK and US GAAP is set out in the US GAAP information in note 32 of the consolidated financial statements, with a further explanation of significant reconciling items between UK and US GAAP net income which is included in 'Discussion of US GAAP differences' below.

Presentation of information in relation to the premium drinks business In addition to describing the significant factors impacting on the profit and loss account compared to the prior year for both of the years ended 30 June 2003 and 30 June 2002, additional information is also presented in this document on the operating performance of the premium drinks segment.

Volume Volume has been measured on an equivalent units basis to nine litre cases of spirits. Equivalent units are calculated as follows: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five, ready to drink in nine litre cases divide by 10. An equivalent unit represents approximately 272 servings. A serving comprises 33ml of spirits; 165ml of wine; or 330ml of ready to drink or beer.

Reference is made to information regarding the premium distilled spirits market segments from Impact and other independent industry sources in the markets in which Diageo operates. Impact collects information on the premium distilled spirits market from a variety of sources, including brand owners, import and export enterprises, trade associations and government agencies such as the US Commerce Department. Impact is aware of, and has consented to, being named in this document. Market data information is taken from industry sources in the markets in which Diageo operates. Diageo believes that all of the information in this document that is based on statements from Impact and other industry sources is reliable.

Non-GAAP measures Net sales (turnover less excise duties) and organic growth are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the premium drinks segment is discussed using these measures because they most closely reflect the way in which the business is managed (as explained below) and the group's management believes these measures provide valuable additional information for users of the financial statements in understanding the group's performance since they provide information on those elements of performance which local managers are most directly able to influence and focus on that element of the core brand portfolio which is common to both periods. However, whilst these measures are important in the management of the business, they should not be viewed as replacements for, but rather as complementary to, the comparable GAAP measures such as turnover and reported (rather than organic) movements in individual profit and loss account captions. These GAAP measures reflect all of the factors which impact the business and the discussion in relation to premium drinks should be read in the context of the discussion of the overall group performance.

In the discussion of the performance of the premium drinks segment, net sales is presented in addition to turnover, since turnover reflects significant components of excise tax which are set by external regulators and over which Diageo has no control. Changes in the level of excise duties can significantly affect the level of reported turnover and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables that impact on the element of turnover retained by the group.

Also in the discussion of the performance of the premium drinks segment, certain information is presented using sterling amounts on a constant currency basis. This strips out the translation effect of foreign exchange and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of the group's management. The risk from foreign exchange translation is managed centrally and is not a factor over which local managers have any control. Adjustments are also made to eliminate the sales and profit effect of brands acquired or disposed of, since acquisitions and disposals are often either decided upon or approved centrally. Adjusting for these items enables group management to monitor performance over factors which local managers are most directly able to influence in relation to the core ongoing brand portfolio. The underlying performance on a constant currency basis and excluding the impact of acquisitions and disposals is referred to as 'organic' performance, and further information on the calculation of organic measures as used in the discussion of the premium drinks segment is included below.

In order to assist the reader of the financial statements, the comparisons of both 2003 with 2002 and 2002 with 2001 include tables which present the exchange, disposal, acquisition and organic components of the year on year movement for each of turnover, net sales and operating profit before exceptional items.

Calculation of organic growth Where a business, brand distribution right or agency agreement was disposed of, or terminated in the current year, the group, under organic growth calculations, adjusts the results for the prior year to remove the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic growth numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its results would also be completely excluded from that prior period's performance in the organic calculation, since the group enjoyed no contribution from that business in the current year.

For acquisitions, a similar adjustment is made in the organic growth calculations. For acquisitions in the current period, the post acquisition results are excluded from the organic growth calculations. For acquisitions in the prior period, post acquisition results are included in the prior period but are only included from the anniversary of the acquisition date in the current period. A further adjustment in the organic calculations is made to exclude the effect of exchange rate movements by restating the prior period's results as if they had been generated at the current period's exchange rates.

Organic movement percentages are calculated as the organic movement amount in £ million, expressed as a percentage of the prior year restated figures.

Operating results – 2003 compared with 2002

Summary consolidated profit and loss account

	2003			2002		
	Before exceptional items £ million	Exceptional items £ million	Total £ million	Before exceptional items £ million	Exceptional items £ million	Total £ million
Turnover	**9,440**	**–**	**9,440**	11,282	–	11,282
Operating costs	**(7,411)**	**(168)**	**(7,579)**	(9,176)	(453)	(9,629)
Operating profit	**2,029**	**(168)**	**1,861**	2,106	(453)	1,653
Share of profits of associates	**478**	**(21)**	**457**	324	(41)	283
Disposal of fixed assets and businesses	**–**	**(1,313)**	**(1,313)**	–	799	799
Interest payable (net)	**(351)**	**–**	**(351)**	(399)	–	(399)
Profit/(loss) before taxation	**2,156**	**(1,502)**	**654**	2,031	305	2,336
Taxation	**(539)**	**52**	**(487)**	(511)	(121)	(632)
Profit/(loss) after taxation	**1,617**	**(1,450)**	**167**	1,520	184	1,704
Minority interests	**(91)**	**–**	**(91)**	(87)	–	(87)
Profit/(loss) for the year	**1,526**	**(1,450)**	**76**	1,433	184	1,617

Turnover

Overall Turnover decreased by £1,842 million (16%) from £11,282 million in the prior year to £9,440 million in the year ended 30 June 2003, following the disposals of Pillsbury in October 2001 and Burger King in December 2002, both of which are accounted for as discontinued operations and which contributed £479 million to turnover in the year ended 30 June 2003 compared with £2,578 million in the prior year.

Continuing operations – premium drinks For continuing operations, which now represents Diageo's premium drinks business, turnover increased by £257 million (3%) from £8,704 million in the year ended 30 June 2002 to £8,961 million in the year ended 30 June 2003. The Seagram spirits and wine businesses, which were acquired on 21 December 2001, contributed £1,214 million to turnover during the year, compared with £573 million in the six month period ended 30 June 2002. This increase attributable to the acquired Seagram business was partly offset by the impact of brands which were disposed of during the two year period ended 30 June 2003 of £327 million, principally due to Malibu (impact of £107 million), North American wine brands (£42 million) which were sold in May and April 2002 respectively, and the loss of the distribution rights of Jack Daniels and Southern Comfort in Great Britain effective August 2002 (£108 million). Turnover was also adversely impacted by the effect of exchange rate movements, primarily the US dollar, which reduced turnover by an estimated £329 million. The remaining £272 million increase in turnover reflects the underlying performance of the ongoing brand portfolio which saw volume increase by 1%.

Discontinued operations Burger King contributed £479 million to turnover in the year ended 30 June 2003 compared with £1,123 million, in the year ended 30 June 2002 following the disposal of Burger King in December 2002. Turnover in the year ended 30 June 2002 also included £1,455 million from Pillsbury which was sold on 31 October 2001.

Operating costs

Overall Operating costs decreased by £2,050 million (21% on a reported basis) from £9,629 million in the year ended 30 June 2002 to £7,579 million in the year ended 30 June 2003. This decrease was caused by the disposals of Pillsbury in October 2001, which had £1,271 million operating costs in the prior year, and Burger King in December 2002, whose operating costs fell by £562 million reflecting the reduction in the period of ownership by the group. Operating costs of premium drinks decreased by £217 million.

Continuing operations – premium drinks For continuing operations, which now represents Diageo's premium drinks business, operating costs decreased by £217 million (3% on a reported basis) from £7,370 million in the year ended 30 June 2002 to £7,153 million in the year ended 30 June 2003. Operating exceptional costs for continuing operations decreased by £264 million from £432 million in the prior year to £168 million (these are discussed under exceptional operating costs below).

Excluding the exceptional operating costs, continuing operating costs increased by £47 million (1%) from £6,938 million in the year ended 30 June 2002 to £6,985 million in the year ended 30 June 2003. There were increases in operating costs compared with the prior period arising from the acquisition of the Seagram spirits and wine businesses in December 2001 and from organic increases in marketing and other costs. These were almost fully offset by reductions in costs from the movements in exchange rates (£291 million), principally the US dollar, and from disposals (£254 million), principally the loss of the distribution rights for Jack Daniels and Southern Comfort in Great Britain (£99 million) and Malibu (£67 million).

Marketing investment for premium drinks increased by £58 million (5%) to £1,185 million. Marketing investment on the global priority brands grew 5%, to £803 million. The major drivers of the increase were higher spend on the Johnnie Walker, Baileys and Smirnoff brands and behind the launch of Smirnoff Ice in key and venture markets. Marketing spend on J&B declined and spend on Guinness was down as a result of a reduction in spend in Great Britain and in Ireland.

Operating profit before exceptional items

Overall Operating profit before exceptional items decreased by £77 million from £2,106 million to £2,029 million. The decrease reflects an increase attributable to premium drinks of £210 million, offset by a reduced contribution of £287 million from discontinued operations.

Continuing operations – premium drinks Operating profit before exceptional items for premium drinks increased by £210 million (12%) from £1,766 million to £1,976 million. The Seagram businesses, in the six months ended 31 December 2002, contributed £211 million, but this was offset by a £73 million impact of businesses disposed, primarily Malibu (impact of £40 million) and North American wine brands (£5 million) which were sold in May and April 2002 respectively, and the loss of the distribution rights of Jack Daniels and Southern Comfort in Great Britain effective August 2002 (£9 million). £110 million of the increase in operating profit before exceptional items is attributable to the organic performance of the brand portfolio, discussed in more detail below. Exchange rate movements, net of the effect of currency hedging, had an adverse impact on operating profit before exceptional items of £38 million.

Discontinued operations The results for the year included an operating profit contribution of £53 million from discontinued operations (Burger King only), compared with £340 million in the year ended 30 June 2002 (Burger King and Pillsbury).

Exceptional operating costs

Overall The operating profit for the year ended 30 June 2003 is after exceptional operating charges of £168 million compared to £453 million (including £21 million in respect of discontinued operations) for the year ended 30 June 2002. This comprised integration and restructuring costs of £225 million, offset by £57 million received on the termination of Bass distribution rights in the United States.

Continuing operations – premium drinks In the year ended 30 June 2003, £177 million was incurred in respect of the integration of the Seagram spirits and wine businesses, acquired in December 2001 (year ended 30 June 2002 – £164 million). Approximately £43 million of these costs were employee related, £7 million were in respect of write downs of tangible fixed assets, £57 million were incurred in putting in place new distributor and broker agreements as part of the Next Generation Growth programme in the United States, and the balance included consultancy and systems costs. The majority of these costs were incurred in North America and the United Kingdom. It is expected that the total programme cost of restructuring and integrating the business will be approximately $700 million (£460 million) of which $590 million (£390 million) is expected to be cash. The majority of the balance of the cost will be incurred in the year ending 30 June 2004 as an operating exceptional item. As a result of the amount charged to the profit and loss account in the two years ended 30 June 2003, it is anticipated that approximately 2,200 jobs will be lost of which some 1,800 had been terminated by 30 June 2003. On completion of the programme it is anticipated that some 2,500 jobs will be lost and that integration synergy will reduce Diageo's annual cost base by approximately £115 million in the year ending 30 June 2005. The above merger synergy represents the latest management estimate and, as a forward-looking statement, involves risk and uncertainty. The expected level of synergy is based on a number of assumptions, including certain expectations concerning: the integration of back offices and sales forces in subsidiary regional offices resulting in headcount reductions and rationalisation of facilities; headcount reductions in central and regional offices; and procurement savings through improvement of supplier terms.

£48 million (2002 – £48 million; 2001 – £74 million) was incurred in respect of the restructuring of the UDV (spirits and wine) and the Guinness (beer) businesses. Approximately £28 million of the costs were employee related and the balance included legal and professional costs. Total costs of this integration totalled £170 million charged to the profit and loss account over the three years ended 30 June 2003, and no further costs are expected. As a result of the restructuring charge in the three years ended 30 June 2003, it is anticipated that approximately 750 jobs will be lost, of which approximately 600 had been terminated at 30 June 2003.

Effective 30 June 2003, Diageo relinquished its distribution rights for Bass Ale in the United States. Under the distribution agreement, Diageo had the right to continue selling and marketing the brand in the United States until July 2016. Consideration of £57 million received has been accounted for as an exceptional operating item.

In the year ended 30 June 2002, exceptional operating costs in relation to the premium drinks business included £164 million in respect of the integration of the Seagram spirits and wine businesses, £48 million in respect of the restructuring of the UDV and Guinness businesses and £220 million in respect of a settlement with José Cuervo following the termination of litigation and the formalisation of new arrangements for the distribution by Diageo of José Cuervo brands in the United States.

Discontinued operations There were no exceptional operating costs in relation to discontinued operations in the year ended 30 June 2003. In the prior year, exceptional operating costs for discontinued operations comprised £21 million in relation to the restructuring of franchisee loan financing arrangements in anticipation of the disposal of the Burger King business.

Associates

The group's share of profits of associates before exceptional items was £478 million for the year compared with £324 million for last year. The 21% equity interest in General Mills contributed £287 million (£143 million in the eight months ended 30 June 2002). Exceptional items for associates comprise £18 million for Diageo's share of General Mills' exceptional costs incurred on its restructuring of the acquired Pillsbury business, and £3 million in respect of restructuring within Moët Hennessy.

Interest

The net interest charge decreased by 12% from £399 million in the prior year to £351 million in the year ended 30 June 2003. The net benefits of £76 million in respect of the disposal of businesses, of £27 million from exchange rate related movements, and of £44 million from the reduction in interest rates were offset by other factors. These factors included an increase of £14 million in the amount relating to the share of General Mills' interest charge, the effect of business acquisitions, principally the Seagram spirits and wine businesses, of £60 million and the funding of the share repurchases which increased the interest charge by £43 million.

Non operating exceptional items

Non operating exceptional items before taxation comprise losses of £43 million on disposal of fixed assets and losses of £1,270 million on disposal of businesses in the year ended 30 June 2003 compared with losses of £22 million and gains of £821 million respectively in the prior year.

Burger King was sold on 13 December 2002 for $1.5 billion (£0.9 billion). The sale resulted in a pre tax charge of £1,457 million, after writing back goodwill previously written off to reserves of £673 million. Diageo retained $212 million (£129 million) of subordinated debt, with a ten year maturity (2013), from the Burger King Company. In addition, Diageo has guaranteed up to $850 million (£515 million) of borrowings of the Burger King Company. These loans have a term of five years from December 2002, although Diageo and Burger King have structured their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to December 2007. The loss on disposal of Burger King was partially offset by the receipt of £171 million additional consideration on the disposal of Pillsbury. Gains on disposals of businesses in the year ended 30 June 2002 principally related to the disposal of Malibu (£532 million) and Pillsbury (£322 million).

Taxation

The effective rate of taxation on profit before exceptional items for the year ended 30 June 2003 was 25.0% compared with 25.2% for the year ended 30 June 2002. After exceptional items the effective rate of taxation was 74.5% for the year ended 30 June 2003 compared with 27.1% for the year ended 30 June 2002. The effective rate of taxation for the year ended 30 June 2003 reflected the fact that the pre tax loss on the disposal of Burger King was £1,457 million reduced by tax relief of £80 million.

Premium drinks

The following discussion provides additional commentary on the trading performance of the premium drinks business. Throughout the following discussion, movements are described as 'reported' or 'organic'. 'Reported' means that the measure reflects movement in the number included in the financial statements. 'Organic' represents the movement excluding the impact of exchange, acquisitions and disposals: a further description of organic movement, how it is calculated and why it is considered useful for the reader is set out on page 21. In the discussion, under 'organic brand performance' and 'other business performance drivers' for each market, unless otherwise stated, movements given for volume, turnover, net sales, marketing expenditure and operating profit before exceptional items are organic movements. Comparisons are with the equivalent period in the prior year.

The organic movement calculations for turnover, net sales (turnover less excise duties) and operating profit before exceptional items for the year ended 30 June 2003 were as follows:

	2002				2003			
	Reported basis £ million	Exchange £ million	Disposals £ million	Restated £ million	Acquisitions £ million	Organic movement £ million	Reported basis £ million	Organic movement %
Turnover								
Major markets:								
North America	2,669	(238)	(105)	2,326	444	25	2,795	1
Great Britain	1,467	–	(135)	1,332	17	80	1,429	6
Ireland	937	40	(15)	962	1	(10)	953	(1)
Spain	380	15	(11)	384	35	5	424	1
	5,453	(183)	(266)	5,004	497	100	5,601	2
Key markets	2,078	(113)	(30)	1,935	141	53	2,129	3
Venture markets	1,173	(33)	(31)	1,109	12	110	1,231	10
Total premium drinks	8,704	(329)	(327)	8,048	650	263	8,961	3
Net sales								
Major markets:								
North America	2,230	(197)	(95)	1,938	373	24	2,335	1
Great Britain	896	–	(84)	812	9	18	839	2
Ireland	625	27	(13)	639	1	(2)	638	–
Spain	298	12	(10)	300	26	(4)	322	(1)
	4,049	(158)	(202)	3,689	409	36	4,134	1
Key markets	1,631	(93)	(27)	1,511	100	75	1,686	5
Venture markets	905	(33)	(26)	846	9	120	975	14
Total premium drinks	6,585	(284)	(255)	6,046	518	231	6,795	4
Excise duties	2,119						2,166	
Turnover	8,704						8,961	
Operating profit before exceptional items								
Major markets:								
North America	550	(2)	(30)	518	154	57	729	11
Great Britain	204	–	(17)	187	4	28	219	15
Ireland	151	6	(2)	155	–	(14)	141	(9)
Spain	94	1	(2)	93	11	(5)	99	(5)
	999	5	(51)	953	169	66	1,188	7
Key markets	524	(41)	(12)	471	39	12	522	3
Venture markets	243	(2)	(10)	231	3	32	266	14
Total premium drinks	1,766	(38)	(73)	1,655	211	110	1,976	7

Volume and net sales organic growth by brand

	Equivalent units million	Volume movement %	Net sales movement %
Smirnoff	23.0	6	8
Johnnie Walker	10.8	2	2
Guinness	11.4	2	6
Baileys	6.2	10	13
J&B	6.0	(5)	(6)
Captain Morgan*	2.5	(1)	(12)
José Cuervo	4.2	7	7
Tanqueray	1.9	3	7
Total global priority brands	66.0	3	5
Local priority brands	17.1	(1)	4
Category brands	26.8	(3)	1
	109.9	1	4
Acquisitions	9.4		
Total in year ended 30 June 2003	119.3		

*Captain Morgan included for second half only with first half volume included in acquisitions.

Analysis by individual market

North America

Key measures:

	2003 £ million	2002 £ million	Reported movement %	Organic movement %
Volume			15	1
Turnover	2,795	2,669	5	1
Net sales	2,335	2,230	5	1
Marketing	405	408	(1)	(3)
Operating profit before exceptional items	729	550	33	11

Turnover in North America increased 5% from £2,669 million in the year ended 30 June 2002 to £2,795 million in the year ended 30 June 2003. This increase was primarily due to the turnover derived from the Seagram brands, acquired in the joint acquisition of the Seagram spirits and wine businesses in December 2001, which contributed £444 million in the six months ended 31 December 2002. The effect of brand disposals and of exchange rate movements in the US dollar reduced turnover in the year ended 30 June 2003 by £105 million and £238 million, respectively.

The Seagram brands were the main factor in growing operating profit before exceptional items in North America from £550 million last year to £729 million in the year ended 30 June 2003 contributing £154 million in the six months ended 31 December 2002.

Organic brand performance:

	Volume movement %	Net sales movement %
Smirnoff	4	(2)
Johnnie Walker	2	7
José Cuervo	10	9
Baileys	14	17
Tanqueray	2	7
Guinness	1	1
Captain Morgan	(6)	(17)
J&B	(6)	(6)
Total global priority brands	4	2
Local priority brands	1	4
Category brands	(7)	(3)
Total	1	1

- Smirnoff volume excluding ready to drink was up 9% and net sales were up 11%
- Excluding Captain Morgan Gold, volume of Captain Morgan was up 8% and net sales were up 10%
- Excluding ready to drink, total volume was up 3% and net sales were up 5%

Volume growth in North America was driven by the strong performance of the priority spirits brands. Global priority brand volume excluding ready to drink grew 7%. Ready to drink volume, which includes flavored malt beverages and ready to drink in the United States and ready to drink in Canada, was down 17%, representing a decline in Smirnoff ready to drink of 11% and the withdrawal of Captain Morgan Gold.

Smirnoff had another strong year despite weakness in Smirnoff ready to drink. Excluding ready to drink, volume was up 9%, driven by strong growth in Smirnoff Red and the continued success of the Smirnoff Twist flavoured vodka range. Smirnoff Red increased its share to 23.1%. The brand's volume growth was driven by the success of the 'What's your mix' advertising campaign. In addition, Smirnoff Red continues to benefit from spend behind Smirnoff ready to drink and Smirnoff Twist.

Smirnoff ready to drink volume was down 11%. The launch of Smirnoff Ice Triple Black in January 2003 partially offset softness in Smirnoff Ice.

Volume of Johnnie Walker Red Label improved in the second half of the year. Johnnie Walker Black Label also gained share although volume growth slowed from the first half. Net sales for the total brand were up 7% due to volume growth of 2% and favourable price/mix variances of 5%, driven by a 3% price increase in certain markets.

Baileys continued its impressive growth driven by national advertising around a very successful holiday programme, and the continued success of initiatives to broaden the appeal of the brand to new occasions. The launch of Baileys Minis in May also contributed incremental volume and revenue, as well as generating momentum for the brand.

The strategy for J&B in North America is to maximise value and in the year operating profit from the brand increased as marketing expenditure was reduced.

José Cuervo continues to be the leader in US tequila sales. The key drivers of its growth were high consumer visibility, the success of national advertising and an increased trial programme.

The success of the 'Distinctive Since' campaign was a key driver of the growth in Tanqueray. Both Tanqueray and Tanqueray No. TEN increased their share of the category.

Excluding Captain Morgan Gold ready to drink, Captain Morgan volume was up 8% and net sales were up 10% driven by increased advertising and media spending for Captain Morgan Original Spiced Rum.

Guinness volume grew slightly in the year driven by strong performance by bottled Guinness Extra Stout and Guinness Draught in Bottles.

Local priority brand volume was up 1% for the year, with net sales up 4%. Crown Royal showed strong gains, as did Sterling Vineyards, however these were partially offset by volume decline in Gordon's Gin, Beaulieu Vineyard, and other smaller brands. Volume of category brands was down 7% for the year, with net sales down 3%. The decrease in volume was due to declines in Gordon's vodka and other smaller category brands. Bass volume was down versus the prior year; distribution of the brand was returned to Interbrew as of 30 June 2003. There has been a mix improvement due to inclusion of the former Seagram brands and the launch of Cîroc.

Other business performance drivers:
- Almost 80% of Diageo's volume now distributed through dedicated sales teams
- Ready to drink segment under pressure
- Efficiencies generated savings of over 10% in media planning and buying
- Share of US spirits brands increased by 0.3 percentage points to 27.3%

Diageo North America continued to progress its strategic initiatives. In particular its Next Generation Growth programme has made excellent further progress. In the second half of the year, new distribution and brokerage agreements were reached in nine more states and additional distributors established dedicated sales forces. Distributors and brokers in 34 states and Washington DC, representing nearly 80% of Diageo's volume, are now supporting Diageo's brands with just under 2,000 sales personnel working in teams solely dedicated to Diageo and S&S brands.

Following two years of rapid growth, flavored malt beverages in the United States have slowed considerably and volume in the segment was broadly level for the year. Of the new launches this year, Smirnoff Ice Triple Black was the most successful and it is now the second best selling flavored malt beverage in the United States behind Smirnoff Ice. Flavored malt beverages currently represent 2% of the beer category, of which Smirnoff ready to drink is estimated to constitute about a third.

Diageo's share of US spirits increased in the year to 27.3% as a result of share gains in most priority brands.

Diageo has now consolidated to one media planning and buying agency resulting in a 10% reduction in media spend against prior year cost levels. In addition a 15% reduction versus prior year was achieved in media production costs. Marketing spend at £405 million was 3% below prior year while share of voice in the combined beer and spirits category increased.

Great Britain

Key measures:

	2003 £ million	2002 £ million	Reported movement %	Organic movement %
Volume			(2)	5
Turnover	1,429	1,467	(3)	6
Net sales	839	896	(6)	2
Marketing	188	188	–	2
Operating profit before exceptional items	219	204	7	15

Turnover in Great Britain was down 3% on a reported basis from £1,467 million last year to £1,429 million in the year ended 30 June 2003. The principal reason for this decrease was the termination of the distribution rights for Jack Daniels and Southern Comfort in Great Britain in August 2002 which reduced turnover by £108 million.The acquired Seagram brands contributed £17 million to turnover in the six months ended 31 December 2002.The organic increase in the year was £80 million (6%).

Operating profit before exceptional items was up £15 million from £204 million in the year ended 30 June 2002 to £219 million in the year ended 30 June 2003.Organic growth of £28 million was offset by a net negative impact of acquisitions and disposals of £13 million.

Organic brand performance:

	Volume movement %	Net sales movement %
Smirnoff	7	(1)
Guinness	(1)	(1)
Baileys	29	30
Total global priority brands	6	2
Local priority brands	(3)	(11)
Category brands	14	14
Total	5	2

- Smirnoff volume excluding ready to drink was up 11% and net sales up 16%
- Excluding ready to drink total volume was up 6% and net sales up 7%

Great Britain has achieved solid volume growth in the year and again increased share driven by growth of the global priority spirits brands. Growth in the spirits brands offset the decline in volume in ready to drink and beer.

Smirnoff Red retained its leadership position in terms of share. Excluding ready to drink, volume grew 11%. In addition, a 6% price increase was achieved in September 2002 against strong competition from the value end of the category.

Smirnoff ready to drink volume fell 3% in the year and net sales declined by 11%. However, the brand grew share by 2 percentage points.The ready to drink segment has been significantly impacted by the duty increase in April 2002, with volume declining by 4% in the year ended 30 June 2003. Diageo absorbed the duty increase and as a result net sales value per equivalent unit reduced by 9%. In addition, the duty impact has been exacerbated by a move towards value offerings and by shifts in consumer drinking habits away from the on trade and city centre venues, which are the primary outlets for ready to drink occasions.

Baileys continued its very strong growth. Share increased to 41% in the face of the introduction of two competing products into the category.The launch of Baileys Minis and continued media awareness contributed to this growth as did brand building activity focused on broadening consumer enjoyment of the brand into new occasions.

Guinness performed well in a difficult beer market, with net sales down only 1%, compared with a 3% net sales decline in the beer category.

Local priority brand volume declined 3%. Despite volume growth, net sales of Gordon's, excluding ready to drink, declined by 2%, due to increased competitive pressure in the off trade.

The blended whisky segment continues to be driven by aggressive pricing but Bell's has maintained its lead in the segment.

Archers had a disappointing year with both its schnapps and ready to drink products showing volume decline. Archers volume declined by 6%. Archers Aqua volume fell by 27% driven by the ready to drink segment downturn which was more pronounced in the fruit flavoured ready to drink segment.

Diageo's category brands performance has been driven by excellent growth from Pimm's, Piat d'Or and Blossom Hill.

Other business performance drivers:

- Increased resources behind sales execution

A comprehensive restructuring of the customer sales force drove growth in Great Britain.The new structure both increased frequency of contact with customers and generated more effective sales promotions.

Ireland

Key measures:

	2003 £ million	2002 £ million	Reported movement %	Organic movement %
Volume			(6)	(5)
Turnover	**953**	937	2	(1)
Net sales	**638**	625	2	–
Marketing	**67**	65	3	–
Operating profit before exceptional items	**141**	151	(7)	(9)

In Ireland, turnover increased £16 million from £937 million in the prior year to £953 million in the year ended 30 June 2003. Exchange rate movements increased turnover by £40 million, partially offset by an organic decline in sales of £10 million.

Operating profit before exceptional items was £10 million lower than the previous year at £141 million. Favourable exchange rate movements on the euro of £6 million were more than offset by the weaker performance of the brands compared to last year.

Organic brand performance:

	Volume movement %	Net sales movement %
Guinness	(4)	–
Smirnoff	(5)	(7)
Baileys	(2)	(1)
Total global priority brands	(4)	(1)
Local priority brands	(5)	(1)
Category brands	(7)	1
Total	(5)	–

In a weakening market in Ireland, Diageo volume declined by 5% and Diageo Ireland lost some share. The loss of share is mainly driven by the shift to at home consumption where Guinness and spirits are under represented. In addition, over 50% of Diageo's off trade volume is in premium beer which has been impacted by aggressive price discounting by competitors. There has also been a shift in consumption towards wine and away from spirits and ready to drink since the duty increase.

Guinness held share in the year for the first time in 10 years despite volume decline of 4%. Net sales were level, benefiting from a price increase.

The decline in spirits and ready to drink volume in the second part of the year reflects the impact of the duty increase of over 40% in spirits and nearly 100% in ready to drink implemented in December 2002. Smirnoff Red and Baileys both gained share. Smirnoff ready to drink volume declined 6%, however Diageo's share of ready to drink was maintained.

Volume in each of the local priority brands, Budweiser, Smithwicks and Carlsberg, all declined. The duty increase also impacted volume growth of the category brands, 45% of the volume of which is spirits. Volume of Diageo's wine brands declined by 7%.

Other business performance drivers:

- Continued decline in beverage alcohol market driven by a weakening economic environment
- Implementing a reorganisation to reduce costs and improve effectiveness

As previously described the beverage alcohol market in Ireland deteriorated further as a result of declining consumer confidence, the continuing slowdown in economic growth and the excise duty increase on spirits and ready to drink which led to retail price increases of around 20%. The social aspects of drinking are a significant issue in Ireland. As part of its ongoing social responsibility programme, Diageo has participated fully in the establishment of MEAS – a new independent association established as part of the social responsibility programme undertaken by the industry.

In response to the changes in the beverage alcohol market in Ireland, Diageo is in the process of implementing a reorganisation which is expected to result in a less complex and lower cost operating model. The cost of achieving this is not expected to give rise to a charge to exceptional items.

Spain

Key measures:

	2003 £ million	2002 £ million	Reported movement %	Organic movement %
Volume			5	(1)
Turnover	**424**	380	**12**	**1**
Net sales	**322**	298	**8**	**(1)**
Marketing	**70**	71	**(1)**	**(9)**
Operating profit before exceptional items	**99**	94	**5**	**(5)**

Turnover in the Spanish market rose £44 million to £424 million in the year ended 30 June 2003 compared with the prior year. The reasons for this increase are the favourable impact of exchange rate movements in the year (£15 million) and the benefit of the acquired Seagram brands, principally Cacique, which contributed £35 million to turnover in the six months ended 31 December 2002.

Operating profit before exceptional items was up £5 million to £99 million in the year ended 30 June 2003 as the £11 million benefit of acquired brands was partially offset by an organic decline of £5 million.

Organic brand performance:

	Volume movement %	Net sales movement %
J&B	**(3)**	**(7)**
Baileys	**(2)**	**1**
Johnnie Walker	**(4)**	**(14)**
Smirnoff	**(8)**	**(2)**
Total global priority brands	**(4)**	**(7)**
Local priority brands	**25**	**16**
Category brands	**3**	**13**
Total	**(1)**	**(1)**

Organic operating profit was down 5% as the volume increase in dark rum was partially offset by declines in Scotch. Marketing investment declined by 9% mainly due to the decision to reschedule the J&B advertising campaign originally planned for April to September 2003.

The performance in the six months ended 30 June 2003 is in contrast to that of the first half of the year with volume up 14% having been 11% down in the first half. This was primarily driven by 9% growth in the volume of J&B in the second half and the inclusion of Cacique for the first time in organic growth in the second half.

The decline in global priority brands in the first half was mainly driven by the poor economic environment and by the tough prior year comparison driven by the duty increase in January 2002. Volume declined by 4% in the full year against a 13% decline in the first half. Net sales decreased by 7% for the full year against a 11% decline in the first half.

J&B volume was down 3% for the full year following a decline of 11% in the first half as volume in the second half grew 9%. Johnnie Walker volume was down 4% for the full year having been down 13% in the first half, an increase of 10% in the second half.

The other major global priority brands in Spain, Smirnoff Red and Baileys, saw volume decline in the difficult environment of the first six months. Volume and net sales increased in the second half.

Cacique continued to make share gains partially through increased distribution and, benefiting from its leading position in a growing category, volume was up 40%. In addition a price increase was implemented in May 2003. Cardhu volume grew 2%.

Other business performance drivers:

- Market share gains on J&B, Baileys, Johnnie Walker Red Label and Cacique

In the Scotch segment Diageo's brands gained share slightly with gains by J&B and Johnnie Walker Red Label partially offset by share decline in VAT69.

Key markets

Key measures:

	2003 £ million	2002 £ million	Reported movement %	Organic movement %
Volume			–	(2)
Turnover	**2,129**	2,078	2	3
Net sales	**1,686**	1,631	3	5
Marketing	**269**	239	13	12
Operating profit before exceptional items	**522**	524	–	3

In key markets, turnover rose £51 million from £2,078 million in the year ended 30 June 2002 to £2,129 million this year. Turnover was boosted by the acquired Seagram brands which contributed £141 million in the six months ended 31 December 2002, and by an organic increase of £53 million. However, unfavourable exchange variances of £113 million, and the impact of disposals of £30 million reduced turnover.

Operating profit before exceptional items was down £2 million at £522 million for the year ended 30 June 2003. Exchange losses on the Venezuelan Bolivar of £30 million were more than offset by the impact of acquired Seagram brands which contributed £39 million to operating profit before exceptional items in the six months ended 31 December 2002.

Organic brand performance:

	Volume movement %	Net sales movement %
Johnnie Walker	(1)	(3)
Guinness	9	29
J&B	(10)	(9)
Smirnoff	2	11
Baileys	(2)	2
Total global priority brands	1	5
Local priority brands	(3)	15
Category brands	(5)	(1)
Total	(2)	5

The volume growth in overall global priority brands was led by a continued strong performance of Guinness in Africa. Johnnie Walker volume declined as growth in Johnnie Walker Red Label, up 2%, was offset by a 6% decline in Johnnie Walker Black Label. Johnnie Walker Black Label was impacted by the tough trading environment in Latin America. Excluding Latin America, Johnnie Walker Black Label volume was up 4%. Ready to drink volume was up 26% driven by further strong performance of Diageo's ready to drink brands in Australia and by the Smirnoff Ice launches in Taiwan, France, Japan and Global Duty Free.

Local priority brand volume fell as strong performance on Bundaberg Rum, up 16%, and Guinness Malta, up 17%, only partially compensated for the decline in Buchanans in Venezuela and for the impact which the change of distributor arrangements for Dimple in South Korea had on sales of that brand in the first half. Volume of category brands fell by 5% driven by the decline in VAT69 in Venezuela and by the decline in Spey Royal in Thailand in the first half. This was partially offset by growth in category brand volume in Africa.

While overall volume declined, net sales grew reflecting the benefit of strong price increases gained on the Guinness brand in Africa. Marketing investment grew by 12% driven by increased spend behind new brand launches and the relaunches of Johnnie Walker and Dimple in South Korea.

Other business performance drivers:

- Strong performance in Africa
- Strong volume growth in Australia
- Continued impact of difficult economic situation in Latin America
- Impact of SARS in Asia and Global Duty Free
- Competitor pricing in Portugal

As previously noted, several of Diageo's key markets are in geographies which have faced the most difficult challenges of the last year. The overall profitability of the key markets in Latin America declined. This was partially offset by growth in Africa and in South Korea while other key markets broadly maintained operating profit year on year.

Africa, which is Diageo's second largest market by volume, and its third largest market by operating profit, gained further momentum in the second half. Volume was up 6% and net sales up 18% for the full year. Guinness volume was up 10% driven by the continued success of the Michael Power campaign. Guinness Malta volume increased by 17% as distribution improved in Nigeria and Cameroon. Additional packaging and brewing capacity resulting from recent investment in Nigeria and Cameroon was also a major contributory factor behind the growth of both Guinness and Guinness Malta. Further capacity expansion projects are planned for the year to come. There was growth across all global priority spirits brands, with the exception of Smirnoff which was impacted by weak economic conditions in South Africa.

In Latin America overall volume and operating profit declined by 16% and 30% respectively. This reflects a dramatic decline in the Venezuelan business and a 7% volume decline in other Latin American markets. Despite a tough environment all markets remain profitable and there have been successes for a number of brands. For example, Smirnoff Red volume in Brazil grew by 12% as the brand benefited from increased marketing investment. Mexico's performance was also strong with volume up by 22%, driven by J&B and Baileys which were moved to in-house distribution during the year.

In South Korea, Windsor, the leading Scotch whisky brand, gained share in the year and volume grew by 1% in the six months ended 30 June 2003. The structure of the acquisition of the Windsor brands has delivered an operating profit margin improvement. The in-house distribution arrangements for Dimple, the third largest Scotch whisky brand, are now fully operational. Dimple distribution was rebuilt from 53% to over 80% of target accounts. The performance of the Scotch whisky category slowed in the second half, impacted by the weaker economic environment.

Global Duty Free volume was level despite the impact of the Iraqi conflict and the SARS outbreak on world travel. This reflects extremely strong customer and consumer activities and continued investment in priority brands in this high profile market. Smirnoff Ice was launched in the year in a number of duty free markets and Tanqueray No. TEN was launched with very strong impact.

In Australia Diageo's leadership position was reinforced as overall share of spirits grew by over 7 percentage points in the year as all the priority brands gained share. Diageo's spirits business in Australia has benefited from focus on programmes to improve quality of serve in the on trade and to improve merchandising in both the on and off trade. Overall volume increased 16% and net sales were up 14%. Net sales per equivalent unit were slightly down due to the decision to reposition the prices of ready to drink brands to an appropriate price premium to beer. The strong volume growth was driven by Johnnie Walker up 35%, Baileys up 7% and Bundaberg up 16%. Diageo's ready to drink business grew by 30%. Dark spirits ready to drink performed exceptionally well with both Johnnie Walker and Bundaberg Premix increasing their share of the total ready to drink category. Despite the strong volume performance, operating profit growth was constrained by higher marketing investment and higher pension costs.

Despite a reduction in general consumer confidence the beverage alcohol market in Greece was stable and Diageo volume grew 3%. Volume growth was principally driven by Johnnie Walker Red Label up 5% and Johnnie Walker Black Label up 10%, as both gained share. Ready to drink volume grew 4% as growth in Smirnoff Ice up 8%, and Gordon's Space up 5%, offset weakness in Archers Aqua and Smirnoff Mule. Marketing expenditure was up 5% to support the launch of new campaigns on a number of brands.

In Taiwan the key driver of volume growth of 9% was again Johnnie Walker which increased 9%. Pricing remained flat in the year but net sales grew 16% due to mix improvements.

In Japan overall volume declined 1%, with Johnnie Walker down 17% and Old Parr down 15%. The Scotch category is in decline and Diageo's brands have also lost some share. This was offset by volume growth in Guinness, up 17%. Smirnoff Ice has sold 51,000 equivalent units since its launch in May.

In Portugal Diageo's strategy has been to maintain price and not follow the aggressive discounting policy of competitors. In addition a new route to market was introduced in the year which led to a reduction in stock held by distributors. Consequently volume was down 36% and net sales were down 39%. The change in market dynamics is considered to be long term and, as Diageo's strategy is to maximise value not volume, Portugal has been managed as a venture market since 1 July 2003.

Venture markets

Key measures:

	2003 £ million	2002 £ million	Reported movement %	Organic movement %
Volume			**2**	**6**
Turnover	**1,231**	1,173	**5**	**10**
Net sales	**975**	905	**8**	**14**
Marketing	**186**	156	**19**	**25**
Operating profit before exceptional items	**266**	243	**9**	**14**

Turnover in venture markets increased by £58 million from £1,173 million in the year ended 30 June 2002 to £1,231 million in the year ended 30 June 2003. The main factor for this improvement was the strong organic growth which added £110 million to turnover compared with the previous year. However, this was offset by unfavourable exchange movements of £33 million and the disposal of brands of £31 million.

Operating profit before exceptional items, at £266 million for the year ended 30 June 2003, was £23 million higher than in the previous year. The principal element of this increase was organic growth of £32 million.

Organic brand performance:

	Volume movement %	Net sales movement %
Johnnie Walker	7	10
Smirnoff	25	82
Guinness	1	3
Baileys	11	10
J&B	4	4
Total global priority brands	11	22
Local priority brands	(3)	10
Category brands	(2)	(1)
Total	6	14

• Smirnoff volume excluding ready to drink was up 4% and net sales was up 8%

• Excluding ready to drink, volume was up 2% and net sales up 4%

Volume growth reflected strong growth in global priority brands. In addition ready to drink was an important contributor to venture markets' growth with further rollouts of Smirnoff Red and Black Ice as well as the full year benefit of last year's launches.

Johnnie Walker volume grew 7%, however growth slowed in the second half of the year due in part to the impact of the Iraqi conflict and the SARS outbreak on travel. Johnnie Walker Black Label volume was up 12% and Johnnie Walker Red Label grew 4% driven by strong performance across most of the venture markets with the exception of Germany where volume was constrained by competition from lower priced products.

Smirnoff Red volume increased 4% as the brand continued to benefit from the improvement in brand equity which has resulted from the launch of Smirnoff Ice across venture markets. In addition, marketing investment behind Smirnoff Red rose by 7%. Net sales of Smirnoff benefited from the favourable mix impact of ready to drink.

Guinness volume improved in the second half driven by strong performance in Malaysia. Volume of Red Stripe in Jamaica, venture markets' only local priority brand, was impacted in the second half by the worsening economic conditions in Jamaica and excise duty increases, but net sales benefited from price increases in the second half.

Baileys volume grew by 11%, as the brand benefited from an extremely strong holiday programme and continued marketing investment was increased by 15% versus the prior year.

Other business performance drivers:

• Marketing investment up 25% mainly behind ready to drink launches and longer term growth projects

• Operating profit growth led by the Caribbean, Middle East, Nordics and Germany

Marketing investment grew by 25% due to investment to support ready to drink launches as well as investment to support longer term growth behind Baileys in Germany, Italy, the Caribbean and venture markets in Latin America and Johnnie Walker in Asia and the Caribbean.

The Caribbean and the Middle East markets performed strongly as a result of good performance across the global priority brands with volume up on these brands 20% and 10%, respectively.

In Norway, Diageo's business was successfully maintained by a third party distributor during the six month suspension of Diageo's trading licence and volume grew. Diageo is now fully operational again in Norway following the reinstatement of the trading licence in February and Smirnoff, Bell's and Gordon's have all gained share in the off trade, a segment which is showing strong growth following a reduction in excise duty. Smirnoff Ice continues to perform well in the Nordics and full year volume was 100,000 equivalent units.

In Germany ready to drink is currently the fastest growing segment in the spirits market and since its launch in February 2002, Smirnoff Ice has sold nearly 500,000 equivalent units. Germany has been managed as a key market since 1 July 2003. In the Netherlands the second half performance was adversely impacted by an 18% duty increase in January and volume was down 2%.

In the venture markets across Asia, overall volume grew by 1% despite the impact of the SARS outbreak. In India the sale of the Gilbey's Green and White brand in December 2002 has resulted in increased focus on the global priority brands. However strong volume growth in India was offset by weakness in the Philippines where the decline in travel as a result of the SARS outbreak impacted the duty free channel.

Operating results – 2002 compared with 2001

Summary consolidated profit and loss account

	2002			2001		
	Before exceptional items £ million	Exceptional items £ million	Total £ million	Before exceptional items £ million	Exceptional items £ million	Total £ million
Turnover	**11,282**	**–**	**11,282**	12,821	–	12,821
Operating costs	**(9,176)**	**(453)**	**(9,629)**	(10,720)	(228)	(10,948)
Operating profit	**2,106**	**(453)**	**1,653**	2,101	(228)	1,873
Share of profits of associates	**324**	**(41)**	**283**	203	–	203
Disposal of fixed assets and businesses	**–**	**799**	**799**	–	(4)	(4)
Interest payable (net)	**(399)**	**–**	**(399)**	(350)	–	(350)
Profit/(loss) before taxation	**2,031**	**305**	**2,336**	1,954	(232)	1,722
Taxation	**(511)**	**(121)**	**(632)**	(468)	33	(435)
Profit/(loss) after taxation	**1,520**	**184**	**1,704**	1,486	(199)	1,287
Minority interests	**(87)**	**–**	**(87)**	(80)	–	(80)
Profit/(loss) for the year	**1,433**	**184**	**1,617**	1,406	(199)	1,207

Turnover

Overall Turnover decreased by £1,539 million (12%) from £12,821 million in the year ended 30 June 2001 to £11,282 million in the year ended 30 June 2002.Increased turnover of £1,124 million in the premium drinks business and £81 million at Burger King were more than offset by a decrease of £2,744 million attributable to Pillsbury.

Continuing operations – premium drinks Premium drinks generated turnover of £8,704 million the in year ended 30 June 2002, an increase of £1,124 million (15%) from the £7,580 million reported in the year ended 30 June 2001.The acquisition of the Seagram brands,which include Captain Morgan,Crown Royal,Seagram's 7,Seagram's VO,Cacique,Windsor Premier,Myers's Rum and Sterling Vineyards,completed on 21 December 2001.The results for the year ended 30 June 2002 include the trading performance of that business for the six months ended 30 June 2002,and the acquired Seagram brands generated sales of £573 million in the year ended 30 June 2002 with no contribution in the prior period.Other minor acquisitions contributed £120 million of the increase in turnover,but this was more than offset by the impact of a number of disposals of non-core brands or the termination of distribution rights which reduced turnover by £196 million,principally attributable to the loss of the distribution rights of Stolichnaya in December 2000 (£94 million). Exchange rate movements had a small (£13 million) beneficial impact on turnover.The remaining £614 million increase in turnover is attributable primarily to brands owned throughout the two year period ended 30 June 2002 and reflects strong volume performance of the global priority brands (which grew by 8%) and 2% volume growth in local priority brands,offset by a 4% volume decline in category brands (all brands other than global priority brands and local priority brands).

Discontinued operations The decrease in turnover at Pillsbury was primarily attributable to the disposal of the business, which was sold in October 2001, and for which turnover is only included for the four months up to the date of disposal in the year ended 30 June 2002 compared with a full year in the prior period. Pillsbury contributed £1,455 million in the year ended 30 June 2002 compared with £4,199 million in the prior year. Burger King contributed turnover of £1,123 million in the year ended 30 June 2002, compared with £1,042 million in the prior period, an increase of £81 million (8%) driven primarily by revenue generated by the increase in the number of Burger King owned restaurants. Both Pillsbury and Burger King, following its disposal in December 2002, are accounted for as discontinued operations under UK GAAP in the financial statements for the year ended 30 June 2003.

Operating costs

Overall Operating costs decreased by £1,319 million (12% on a reported basis) from £10,948 million in the year ended 30 June 2001 to £9,629 million in the year ended 30 June 2002.This decrease was caused by a fall of £2,439 million in costs in respect of Pillsbury, which was sold on 31 October 2001. Operating costs of premium drinks increased by £1,067 million. Operating costs in respect of Burger King increased £53 million to £988 million in the year ended 30 June 2002 due partly to a £44 million (15%) increase in staff costs.

Continuing operations – premium drinks Operating costs of premium drinks increased by £1,067 million (17% on a reported basis) from £6,303 million to £7,370 million in the year ended 30 June 2002. Operating exceptional costs for continuing operations increased by £279 million from £153 million in the prior year to £432 million in the year ended 30 June 2002 (this is discussed under exceptional operating costs below).

Excluding the exceptional operating costs, continuing operating costs increased by £788 million (13% on a reported basis) from £6,150 million in the year ended 30 June 2001 to £6,938 million in the year ended 30 June 2002.The main reasons for the increase were the effect of acquisition which contributed an additional £545 million to operating costs (principally Seagram £443 million) and organic increases in marketing and other costs of £425 million.These were partially offset by reductions in costs from the movements in exchange rates of £44 million and from disposals of £138 million.

Marketing investment increased by £147 million (15% on a reported basis) to £1,127 million. Marketing spend on the global priority brands grew by 10% to £764 million, particularly behind Smirnoff Ice in North America, the 'Keep Walking' campaign for Johnnie Walker, and continued investment behind the successful 'Let Your Senses Guide You' campaign for Baileys.

Operating profit before exceptional items

Overall Operating profit before exceptional items increased £5 million from £2,101 million to £2,106 million. Premium drinks operating profit before exceptional items increased by £336 million, offset by decreases in respect of Pillsbury and Burger King of £315 million and £16 million, respectively.

Continuing operations – premium drinks Premium drinks accounted for £1,766 million of the operating profit before exceptional items, compared with £1,430 million in the prior period, an increase of £336 million.

Acquisitions represent £148 million of this increase, of which the Seagram spirits and wine businesses acquired on 21 December 2001 account for £130 million, whilst disposals adversely impacted profit by £58 million. Sales of Captain Morgan Gold did not meet original expectations and the product was subsequently withdrawn from the market, and therefore the total Seagram operating profit of £130 million before exceptional items earned in the period is after a provision of £24 million to follow up for the potential diminution in the value of product stock. Captain Morgan Gold was launched in May 2002 and in the period volume was 245,000 equivalent units, net sales were £27 million and marketing costs were £16 million.

The balance of the increase in the premium drinks contribution to operating profit before exceptional items of £246 million was driven primarily by volume increases, an improvement in the operating margin before exceptional items which increased from 18.9% to 20.3%, and the beneficial impact of exchange rate movements of £57 million, £26 million on translation of overseas profits and £31 million on transactions.

Discontinued operations Pillsbury contributed £184 million to operating profit before exceptional items for the four months prior to its disposal compared with £499 million in the year ended 30 June 2001, the decline in operating profit primarily reflecting the reduced period of ownership in the year ended 30 June 2002 (four months) compared to the prior year (12 months).

Burger King contributed £156 million to operating profit before exceptional items compared with £172 million in the prior year. Worldwide comparable restaurant sales were flat for the year against a 4% decline in the prior year. Net restaurant numbers increased by 83 against an increase of 211 in the prior year.

Exceptional operating costs

Overall Operating profit was impacted by exceptional charges which amounted to £453 million in the year ended 30 June 2002 compared with £228 million in the year ended 30 June 2001. These exceptional charges primarily relate to integration and restructuring costs, a settlement in relation to José Cuervo, and costs of the quick service restaurants business. This increase in exceptional charges of £225 million accounts for the majority of the decrease in operating profit of £220 million.

Continuing operations – premium drinks The restructuring cost for the year ended 30 June 2002 included £48 million (2001 – £74 million) in respect of the integration of the UDV (spirits and wine) and the Guinness (beer) businesses to create premium drinks. Approximately £18 million (2001 – £32 million) of the costs were employee related, principally redundancy, £9 million (2001 – £9 million) were legal and professional costs, £nil (2001 – £7 million) were asset write downs, and the balance included consultancy and systems costs. The £48 million (2001 – £74 million) integration cost comprised £15 million (2001 – £32 million) in respect of global corporate functions, £5 million (2001 – £15 million) on the integration of UDV and Guinness businesses in Great Britain, £12 million (2001 – £12 million) on business services and £16 million (2001 – £15 million) in other countries around the world. Incremental synergy achieved in the year, as a result of the integration of UDV and Guinness businesses amounted to £43 million. As a result of the amount charged to the profit and loss account in the two years ended 30 June 2002 it is expected that 680 jobs will be lost, of which 340 had been terminated by 30 June 2002. The total cost of this integration was £170 million with the remaining charge incurred in 2003 as an operating exceptional item.

The restructuring cost for the year ended 30 June 2002 included £164 million in respect of the integration of the Seagram spirits and wine businesses. Approximately £72 million of the costs were employee related, principally redundancies, £10 million were legal and professional costs, £36 million were asset write downs, and the balance included consultancy and systems costs. Of the £164 million integration cost, £20 million was in respect of global corporate functions, £114 million on the integration of the Seagram businesses in North America, and £30 million in other countries around the world. As a result of the amount charged to the profit and loss account in the year ended 30 June 2002, it is expected that approximately 1,200 jobs will be lost of which some 1,050 had been terminated by 30 June 2002.

On 5 February 2002, it was announced that Diageo and José Cuervo SA (José Cuervo) had agreed to terminate their litigation in respect of a change of control issue which José Cuervo claimed arose as a result of the merger of GrandMet and Guinness, and new arrangements were formalised for the distribution rights for the José Cuervo brands in the United States which now extend to 2013. The settlement in favour of José Cuervo involved the return of the group's 45% interest in José Cuervo and a net cash payment of £85 million. The exceptional charge of £220 million (before tax) comprises the write off of the group's investment in José Cuervo of £115 million, related goodwill previously written off to reserves of £20 million and the net cash payment to José Cuervo.

In the year ended 30 June 2001, £79 million costs were incurred in the reorganisation of beer production facilities in England and Ireland and the restructuring of ownership and management within premium drinks. Included in the costs were £35 million of employee related costs, principally redundancy, and £26 million of tangible fixed asset write downs. The reorganisation included the closure of the Dundalk packaging plant in Ireland, the restructuring of the Dundalk brewery and Belfast packaging plant both in Ireland and the restructuring of the packaging plant in Runcorn in England. Jobs lost were approximately 550 of which 480 had been terminated by 30 June 2003.

Discontinued operations During 2002, in anticipation of the disposal of the Burger King business, its franchisee loan financing arrangements were restructured. This resulted in an exceptional charge for credit enhancement, performance and service fees of £21 million. In 2001, the exceptional items in respect of Burger King comprised provisions of £49 million made against certain fixed assets, costs associated with litigation of £21 million, less £5 million of successor franchise fee income.

During the year ended 30 June 2001, packaged food incurred restructuring costs of £10 million in respect of production facilities in Pillsbury's Bakeries and Foodservice division that have been classified as exceptional operating costs.

Associates

The group's share of profits of associates after exceptional items but before interest was £283 million for the year ended 30 June 2002 compared with £203 million for the year ended 30 June 2001. The group's 22% equity interest in General Mills contributed £112 million in the eight months ended 30 June 2002. Share of the associates profits for the year ended 30 June 2002 was adversely impacted by exceptional charges of £41 million, including £31 million in respect of General Mills' restructuring of the acquired Pillsbury business and of its cereal manufacturing operations and £10 million in respect of Moët Hennessy.

Interest

The interest charge in the year increased to £399 million from £350 million in the prior year. The net benefits of £45 million in respect of the disposal and acquisition of businesses and of £34 million from the reduction in interest rates were offset by other factors. These factors included the effect of exchange rate related movements of £35 million, the share of General Mills' interest charge of £59 million (for the eight months ended 30 June 2002) and the funding of the share repurchases made during the year, which increased the interest charge by £20 million.

Non operating exceptional items

Non operating exceptional items include losses on disposals of fixed assets of £22 million compared with gains of £19 million in the prior year and net gains on the disposal of brands and businesses of £821 million in the year ended 30 June 2002 compared with net losses of £23 million in the year ended 30 June 2001.

Exceptional items in respect of the disposal of fixed assets in the year ended 30 June 2002, included losses of £23 million relating to the disposal of tangible fixed assets in quick service restaurants.

The disposal of the Malibu brand, which was a condition of the acquisition of the Seagram spirits and wine businesses, resulted in a gain before taxes of £532 million. Pillsbury was sold on 31 October 2001 and generated a gain before taxes of £322 million, after writing back goodwill previously written off to reserves of £1,671 million. Other disposals in the year ended 30 June 2002 included Glen Ellen wines in North America which resulted in a loss before tax of £52 million, Guinness World Records Ltd which resulted in a gain before tax of £35 million and others which resulted in a loss before tax of £16 million.

In the year ended 30 June 2001, the disposals of premium drinks brands in Latin America resulted in a profit of £28 million. Professional fees, retention bonuses and other costs totalling £51 million were incurred in the year relating to the Pillsbury/General Mills transaction.

Taxation

The group complied with FRS 19 - Deferred tax for the first time during the year ended 30 June 2002. The effective rate of taxation on profit before exceptional items for the year ended 30 June 2002 was 25.2%, compared with 24.0% for the year ended 30 June 2001. The 2001 tax charge benefited from a two percentage point reduction, reflecting a low effective rate of taxation in respect of associated companies, which did not recur in 2002.

The effective rate of taxation on profit after exceptional items for the year ended 30 June 2002 was 27.1% compared with 25.3% for the year ended 30 June 2001.

Premium drinks

The following discussion provides additional commentary on the trading performance of the premium drinks business with the equivalent prior period.

Throughout the following discussion movement is described as 'reported' or 'organic'. 'Reported' means that the measure reflects movement in the number included in the financial statements. 'Organic' represents the movement excluding the impact of exchange, acquisitions and disposals: a further description of organic movement, how it is calculated and why it is considered useful for the reader is set out on page 21. In the discussion under 'organic brand performance' for each market, unless otherwise stated, movements given for volume, turnover, net sales, marketing expenditure and operating profit before exceptional items are organic movements. Comparisons are with the equivalent period in the prior year.

The organic movement calculations for turnover, net sales (turnover less excise duties) and operating profit before exceptional items for the year ended 30 June 2002 were as follows:

	2001						2002	
	Reported basis £ million	Exchange £ million	Disposals £ million	Restated £ million	Acquisitions £ million	Organic movement £ million	Reported basis £ million	Organic movement %
Turnover								
Major markets:								
North America	2,092	38	(134)	1,996	**431**	**242**	**2,669**	**12**
Great Britain	1,304	–	(22)	1,282	**8**	**177**	**1,467**	**14**
Ireland	942	8	(1)	949	**1**	**(13)**	**937**	**(1)**
Spain	335	3	(1)	337	**18**	**25**	**380**	**7**
	4,673	49	(158)	4,564	**458**	**431**	**5,453**	**9**
Key markets	1,807	(37)	(30)	1,740	**227**	**111**	**2,078**	**6**
Venture markets	1,100	1	(8)	1,093	**8**	**72**	**1,173**	**7**
Total premium drinks	7,580	13	(196)	7,397	**693**	**614**	**8,704**	**8**
Net sales								
Major markets:								
North America	1,741	35	(119)	1,657	**362**	**211**	**2,230**	**13**
Great Britain	797	–	(18)	779	**5**	**112**	**896**	**14**
Ireland	627	5	(1)	631	**1**	**(7)**	**625**	**(1)**
Spain	262	2	(1)	263	**13**	**22**	**298**	**8**
	3,427	42	(139)	3,330	**381**	**338**	**4,049**	**10**
Key markets	1,450	(27)	(22)	1,401	**136**	**94**	**1,631**	**7**
Venture markets	845	–	(7)	838	**6**	**61**	**905**	**7**
Total premium drinks	5,722	15	(168)	5,569	**523**	**493**	**6,585**	**9**
Excise duties	1,858						**2,119**	
Turnover	7,580						**8,704**	
Operating profit before exceptional items								
Major markets:								
North America	363	65	(39)	389	**95**	**66**	**550**	**17**
Great Britain	162	–	(7)	155	**3**	**46**	**204**	**30**
Ireland	155	(8)	–	147	**–**	**4**	**151**	**3**
Spain	85	(2)	–	83	**7**	**4**	**94**	**5**
	765	55	(46)	774	**105**	**120**	**999**	**16**
Key markets	447	2	(10)	439	**41**	**44**	**524**	**10**
Venture markets	218	–	(2)	216	**2**	**25**	**243**	**12**
Total premium drinks	1,430	57	(58)	1,429	**148**	**189**	**1,766**	**13**

Volume and net sales organic growth by brand

	Equivalent units millions	Volume movement %	Net sales movement %
Smirnoff	21.8	21	42
Johnnie Walker	10.6	1	4
Guinness	11.1	–	5
Baileys	5.7	10	9
J&B	6.3	2	3
José Cuervo	4.2	(2)	2
Tanqueray	1.9	–	1
Malibu (sold 22 May 2002)	2.2	7	6
Total global priority brands	63.8	8	13
Local priority brands	13.8	2	10
Category brands	26.6	(4)	(1)
	104.2	4	9
Acquisitions			
Seagram brands	7.5		
Other	2.0		
Total in year ended 30 June 2002	113.7		

Analysis by individual market

North America

Key measures:

	2002 £ million	2001 £ million	Reported movement %	Organic movement %
Volume			**18**	**7**
Turnover	**2,669**	2,092	**28**	**12**
Net sales	**2,230**	1,741	**28**	**13**
Marketing	**408**	302	**35**	**15**
Operating profit before exceptional items	**550**	363	**52**	**17**

Turnover in North America increased 28% on a reported basis from £2,092 million in the year ended 30 June 2001 to £2,669 million in the year ended 30 June 2002. Net sales increased from £1,741 million to £2,230 million, a reported increase of 28%. Operating profit before exceptional items increased from £363 million to £550 million, an increase of £187 million.

These increases were primarily due to acquisitions, which contributed an additional £431 million to turnover, £362 million to net sales and £95 million to operating profit before exceptional items compared with the prior year. The increases, were principally generated by the brands acquired with Seagram. These were partly offset by the effect of disposals, which in the year ended 30 June 2001 contributed an incremental £134 million, £119 million and £39 million to turnover, net sales and operating profit before exceptional items, respectively. This disposal impact is primarily attributable to the termination of the distribution rights for Stolichnaya in the year ended 30 June 2001 (£94 million, £81 million and £32 million impact on turnover, net sales and operating profit before exceptional items, respectively) and to the disposal of the Glen Ellen wine business which completed in May 2002 (£15 million, £14 million and £2 million impact on turnover, net sales and operating profit before exceptional items, respectively).

The US dollar was relatively stable against sterling, with the average rate moving from £1 = $1.45 to £1 = $1.44. After taking account of the effect of the group's hedges (see 'Liquidity and capital resources – Currency risk') exchange had a limited beneficial impact on reported turnover and net sales (£38 million and £35 million respectively). However, the beneficial impact on operating profit before exceptional items, affected by the losses arising from currency translation hedging arrangements in the year ended 30 June 2001, was more significant (£65 million).

Organic brand performance:

	Volume movement %	Net sales movement %
Smirnoff	**34**	**68**
Johnnie Walker	**1**	**6**
José Cuervo	**–**	**3**
Baileys	**7**	**4**
Tanqueray	**(2)**	**(1)**
Guinness	**(1)**	**9**
J&B	**(10)**	**(7)**
Total global priority brands	14	22
Local priority brands	–	(3)
Category brands	(5)	(7)
Total	7	13

- Volume of global priority brands up 14%
- Growth of new products and improvements in product mix

Global priority brands posted strong growth, with volume up 14% over the prior year. The growth principally comprised strong performances by Smirnoff, Baileys and Johnnie Walker Black Label. Volume of J&B, Tanqueray, Johnnie Walker Red Label and Guinness declined.

Marketing spend increased over the prior year, by 15%, driven by investment in Smirnoff Ice as well as increases in Johnnie Walker Black Label, Malibu and Tanqueray.

Smirnoff continued to lead the global priority brand growth with strong performance in the core brand, where volume was up 9%, and strong growth in Smirnoff Flavours and Smirnoff Ice. Total net sales growth was therefore 68%. Smirnoff Ice continued to show strong growth since its launch in January 2001 and volume grew from 1.1 million equivalent units in the year ended 30 June 2002 to 2.8 million equivalent units.

Guinness net sales grew 9% despite a 1% volume decline, due to price increases and a favourable product mix. In its first nine months in the market, Guinness Draught in Bottles represented more than 10% of total Guinness volume in the North American market.

Johnnie Walker total volume grew 1%, whilst net sales grew 6% during the year due to a favourable mix between Johnnie Walker Black Label, which grew net sales 11%, and Johnnie Walker Red Label, where net sales declined 1%.

Baileys volume grew by 7% during the year, however net sales growth was impacted by the introduction of trial packaging formats and grew 4%.

Volume of J&B declined 10% in the year and net sales were down 7% as a result of price increases. Contribution after marketing improved, mainly as a result of reduction in marketing spend.

Tanqueray volume declined by 2% while net sales declined only 1% as a result of a change in product mix to more profitable product sizes and growing on-premise sales.

José Cuervo volume was level for the year with net sales up 3% following the prior year's price increases to cover the rising agave prices. Towards the end of the year, volume performance improved, following selective price reductions.

Volume of Captain Morgan, a former Seagram brand, was level in the year ended 30 June 2002 versus the year ended 30 June 2001, as a result of substantial de-stocking of the brand. On a depletions basis, against the six months ended 30 June 2001, volume was up 9%. Captain Morgan gained 0.4 market share percentage points in the growing US rum category. The brand is responding well to renewed distributor focus.

Volume of Crown Royal, another former Seagram brand, declined 2% in the six months ended 30 June 2002, again as a result of de-stocking and depletions were up 1%.

Some of the local priority brands showed weak performance with volume declines in Gordon's gin and Goldschlager. Overall, volume was level and net sales declined 3% during the year. Category brands such as Popov and Gordon's vodka also declined during the year, with volume down 5% and net sales down 7%.

Innovation continued to impact the North American performance positively. During the year, Smirnoff Ice volume showed strong selling growth, with the brand achieving a market share of approximately 1% of US beer sales and maintaining its position as the number one selling ready to drink brand. Smirnoff Ice now represents nearly one third of the segment after just 18 months in the market. New product formats such as the 24-ounce format performed very well, as did the 16-ounce PET format that can be sold in sites where glass bottles are forbidden, such as sports arenas. The Smirnoff Ice six-pack is now number one in terms of dollar sales of premium beer in the grocery channel. Launched in September 2001, Guinness Draught in Bottles has exceeded initial targets for the brand with volume of over 100,000 equivalent units. Smirnoff Twist volume more than doubled to over 700,000 equivalent units.

The former Seagram wine business was transitioned into a new business, Diageo Chateau & Estates Wines, combining the Seagram and existing Diageo wine businesses in North America.

Diageo's North American business achieved substantial progress on its strategic agenda over the year. Most notably, the Next Generation Growth (NGG) strategy was launched in the year. See 'Business description – Marketing and distribution – North America' for further information.

Great Britain

Key measures:

	2002 £ million	2001 £ million	Reported movement %	Organic movement %
Volume			**9**	**11**
Turnover	**1,467**	1,304	**13**	**14**
Net sales	**896**	797	**12**	**14**
Marketing	**188**	169	**11**	**13**
Operating profit before exceptional items	**204**	162	**26**	**30**

Great Britain showed a very strong performance in the year ended 30 June 2002. Turnover was up 13% on a reported basis from £1,304 million to £1,467 million. Net sales were up £99 million (12%) to £896 million and operating profit before exceptional items increased 26% on a reported basis from £162 million in the year ended 30 June 2001 to £204 million in the year ended 30 June 2002.

The principal driver of this performance was organic growth, contributing £177 million to the turnover improvement, £112 million to the net sales growth and £46 million to the rise in operating profit before exceptional items.

The impact of the Seagram brands acquired was minimal, although disposals, principally the Malibu brand in May 2002 and Guinness World Records in July 2001, adversely affected turnover, net sales and operating profit before exceptional items by £22 million, £18 million and £7 million, respectively. There was no impact from exchange rate movements.

Organic brand performance:

	Volume movement %	Net sales movement %
Smirnoff	**15**	**15**
Guinness	**–**	**1**
Baileys	**27**	**18**
Total global priority brands	**9**	**9**
Local priority brands	**14**	**28**
Category brands	**12**	**18**
Total	**11**	**14**

- Growth of global priority brands with volume up 9%
- 14% volume growth of the local priority brands
- Favourable product mix

Key growth drivers were an increase in marketing spend, up 13% during the year and successful innovation. Three global priority brands, Smirnoff Red, Baileys and Johnnie Walker, continued to improve on the prior year's strong performance.

Smirnoff Red is the number one spirit in the GB market and volume was up 15% with net sales up 15%. Market share in the vodka category increased to 34%.

Baileys showed net sales growth of 18%, suggesting that the brand is beginning to benefit from marketing aimed at reducing the seasonality of the product.

Johnnie Walker, which sold over 50,000 equivalent units in Great Britain, had net sales growth of 16% during the year following an increase in marketing spend.

Other brands also performed well. While Guinness volume was level due to weakness in the overall beer category, market share increased in the on trade beer sector. Bell's volume grew 4% and Gordon's grew 7%. Pimm's, another local priority brand, showed strong growth, with volume up 18%, as innovation such as Pimm's Draught broadened the reach of the brand. In addition, the Diageo wine portfolio had an excellent year, with Blossom Hill volume growing 45%.

Innovation was an important element of the overall growth. There were new Smirnoff Ice offerings, including new pack formats such as multi-packs and a larger 70cl bottle. Gordon's Edge and Archers Aqua Raspberry were also launched in the year. Great Britain has shown great success in the ready to drink category. Smirnoff Ice volume was up 19% year on year, significantly outpacing the growing ready to drink category and market share grew to 28%. Archers Aqua volume grew 179,000 equivalent units, up from 41,000 equivalent units in the prior year. In April 2002, the duty rate for ready to drinks products was increased and was passed through into an increase in retail prices. Subsequent market data suggested a negative impact on rate of sale in the on trade across the category as a consequence. Diageo has already responded to this new challenge with the launch in August 2002 of Smirnoff Black Ice, a new vodka-based ready to drink designed to appeal to male consumers, and increased marketing support behind Archers Aqua and Smirnoff Ice.

Ireland

Key measures:

	2002 £ million	2001 £ million	Reported movement %	Organic movement %
Volume			(1)	–
Turnover	**937**	942	(1)	(1)
Net sales	**625**	627	–	(1)
Marketing	**65**	63	3	3
Operating profit before exceptional items	**151**	155	(3)	3

Ireland's performance was broadly in line with the prior year. Turnover was down £5 million (1%) on a reported basis, to £937 million and net sales were down £2 million at £625 million. Operating profit before exceptional items was down £4 million (3% on a reported basis) from £155 million in the prior year to £151 million in the year ended 30 June 2002. The impact of acquisitions and disposals was insignificant and the beneficial effect of exchange rate movements on the euro (£1 = €1.61 in the year ended 30 June 2002 compared with £1 = €1.63 in the prior year) was largely offset by organic performance of the brands at the turnover and net sales levels. However, there was an adverse effect of exchange rate movements (after the impact of the group's hedges – see 'Liquidity and capital resources – Currency risk') of £8 million on operating profit before exceptional items, partly offset by organic growth of £4 million.

Organic brand performance:

	Volume movement %	Net sales movement %
Guinness	(3)	–
Smirnoff	3	(2)
Baileys	7	6
Total global priority brands	(1)	–
Local priority brands	–	5
Category brands	7	(10)
Total	–	(1)

In Ireland, Diageo's overall share of the beverage alcohol market was maintained, with market share increases for most priority brands in their respective categories.

The declining beer market and a continuing trend away from stout impacted Guinness sales, which account for 37% of Diageo's volume in the market. Although Guinness volume decreased during the year, increased advertising and marketing slowed the decline, from 4% in the first half of the year to 2% in the second half. For the year, the brand had a 3% volume decline and net sales were level.

Volume of Smirnoff increased by 3% overall and it gained share. Smirnoff Red delivered strong performance with volume up 6% while volume of Smirnoff Ice declined by 14% against a decline in the first half of 17%. Smirnoff Ice achieved virtually full distribution at launch and after the high initial level of consumer trial, sales have settled to more normal levels. The rate of consumption in the on trade was also impacted by aggressive trade price increases behind the brand's number one market share and brand strength. A trial of Smirnoff Ice on Draught began in over 400 outlets which has been met with a positive response.

Baileys strong growth continued with volume up 7% with success in both the on and off trade.

Budweiser and Carlsberg, which are agency brands, each grew volume by 2% and made further market share gains in the sector.

Spain

Key measures:

	2002 £ million	2001 £ million	Reported movement %	Organic movement %
Volume			8	4
Turnover	380	335	13	7
Net sales	298	262	14	8
Marketing	71	70	1	5
Operating profit before exceptional items	94	85	11	5

Turnover in Spain was up £45 million (13%) on a reported basis to £380 million in the year ended 30 June 2002. Net sales grew £36 million to £298 million. Operating profit before exceptional items was up £9 million (11%) on a reported basis to £94 million in the year ended 30 June 2002.

The principal drivers of growth in Spain were the impact of the Seagram brands acquired in December 2001 and organic growth of continuing brands. In the six months ended 31 December 2002 the Seagram brands contributed turnover, net sales and operating profit before exceptional items of £18 million, £13 million and £7 million, respectively. Underlying growth of continuing brands added £25 million, £22 million and £4 million, respectively.

Operating profit before exceptional items was up 11% to £94 million on a reported basis despite higher marketing costs on J&B associated with preparation for the launch in June 2002 of J&B Twist and a year on year change in the basis of recharge of J&B production costs to Spain. Exchange rate movements on the euro had little impact on reported results.

Organic brand performance:

	Volume movement %	Net sales movement %
J&B	5	6
Baileys	11	13
Johnnie Walker	(1)	9
Smirnoff	(2)	14
Total global priority brands	6	9
Local priority brands	6	10
Category brands	(6)	1
Total	4	8

- Volume and profit growth of priority brands
- Marketing spend on J&B up over 25%

Global priority brands showed strong performance with net sales growth of 9% and with many of the brands achieving market share gains. Performance in the year ended 30 June 2002 was somewhat softer than that achieved in the first half as a result of the retailer buy-in during December in anticipation of an 8% duty increase in January.

J&B, which represents nearly half of Diageo's volume in Spain, was the only exception to the aggressive pricing policy pursued in Spain. The brand continues to build on its number one market position. Marketing spend increased 27%. As a result, volume grew by 5%, net sales grew by 6% and market share increased slightly to 26%.

Johnnie Walker Black Label continued its positive trend with a 32% volume increase and a similar net sales increase. However, Johnnie Walker Red Label declined by 8% in volume and by 3% in net sales during the year after a price increase.

Following a 10% price increase, Smirnoff Red volume was down 3% although net sales increased by 6%.

Baileys volume grew 11% and net sales grew by 13%, supported by the 'Let Your Senses Guide You' campaign and off-premise marketing.

Guinness, though still a relatively small proportion of Diageo's business in Spain, showed a 33% increase in volume over the year. Similarly, José Cuervo, another relatively small brand in Spain, had very strong growth, with volume up 37% and net sales up 44%.

Cardhu, a local priority brand, increased volume 6% and net sales 10%. In addition, volume of Cacique, a former Seagram brand, increased 13% in the year ended 30 June 2002 in the growing rum category. Cacique is the leader in this category by a clear margin and is making further share gains. Pampero showed continued strong growth, with volume up 22% and net sales up 34%.

Diageo launched its first ready to drink products across Spain in the year. J&B Twist was test marketed during the year and launched in June 2002. Smirnoff Ice, targeted to tourist locations, delivered a very strong performance in the year contributing to a 14% increase in net sales of the Smirnoff brand overall.

Key markets

Key measures:

	2002 £ million	2001 £ million	Reported movement %	Organic movement %
Volume			3	–
Turnover	2,078	1,807	15	6
Net sales	1,631	1,450	12	7
Marketing	239	229	4	1
Operating profit before exceptional items	524	447	17	10

In key markets, growth was based principally on the impact of the acquired Seagram brands and on strong organic performances from the other brands. Turnover was up £271 million (15%) on a reported basis from £1,807 million in the year ended 30 June 2001 to £2,078 million, benefiting from acquisitions by £227 million and from organic growth in continuing brands of £111 million. The effect of disposals reduced turnover by £30 million, principally due to the sale of the Dreher brand in Brazil in January 2001 (£24 million). Exchange rate movements, particularly the Venezuelan Bolivar, adversely affected turnover by £37 million. The drivers of net sales growth (up £181 million) were the same as those for turnover.

Operating profit before exceptional items was up £77 million (17%) on a reported basis to £524 million in the year ended 30 June 2002, benefiting from acquisitions (£41 million) and organic growth (£44 million), offset by disposals (£10 million, including Dreher £6 million). Organic growth in key markets was the result of very strong performance by several markets, most notably Africa, Australia, Greece and Taiwan. Exchange rate movements had a positive effect of £2 million on operating profit before exceptional items.

Organic brand performance:

	Volume movement %	Net sales movement %
Johnnie Walker	1	3
Guinness	6	21
J&B	3	7
Smirnoff	8	23
Baileys	7	9
Total global priority brands	4	10
Local priority brands	(1)	10
Category brands	(5)	1
Total	–	7

• Global priority brand volume up 4%

• Strong volume and profit growth in Africa, Australia and Taiwan

• Volume weakness in Latin America

Volume was level whilst net sales grew 7% over the prior year. This was a result of price and mix improvement. Marketing investment increased by 1%.

Global priority brands accounted for more than half of key market volume and showed volume growth of 4% and net sales growth of 10% during the year. All of the global priority brands, with the exception of José Cuervo, grew net sales with Guinness, Smirnoff, Baileys and Johnnie Walker Black Label performing particularly well as a result of both volume growth and price increases. Ready to drink, including, but not limited to, Smirnoff Ice, also showed strong performance.

Africa, representing nearly 40% of the key market volume, grew 7% in volume and 19% in net sales over the prior year. Guinness, which accounted for approximately a quarter of African volume, continued to perform well with volume up 6% and net sales up 23% due to price increases implemented to counter capacity constraints. Smirnoff, which accounts for 14% of the volume, grew 6% in volume terms and 25% in net sales. Ready to drink products showed strong growth, with volume up 71%. Cameroon and Nigeria were impacted by capacity constraints and production was directed away from category brands, towards the supply of higher margin Guinness. These capacity constraints have been addressed with the commissioning of two new production lines.

In Australia, volume grew 7% as a result of robust priority brand performance. Volume of priority brands increased with Johnnie Walker volume up 11% and Baileys volume up 20%. Baileys market share grew by 4 percentage points as a result of successful marketing programmes such as consumer sampling and Baileys 'Perfect Pour'. Bundaberg Rum, a local priority brand, increased its volume by more than 10% and net sales by more than 25%. Smirnoff Red volume was up 29% in the year. Innovation, particularly around ready to drink products, was a major factor in Australia's growth. Diageo's ready to drink products grew volume 40%. Volume of Johnnie Walker Red Label & Cola and Bundaberg & Cola was up significantly. Volume of Smirnoff Baltik, however, was down 37% in the year as a result of reduction in marketing spend. Volume of Stoli Ruski was up 12%, with the launch of a new flavour range. New products such as Archers Aqua and UDL Fusion were launched towards the end of the year.

Despite volatile economic and political conditions in Latin America, including economic crises in Brazil and Venezuela, operating profit increased year on year primarily as a result of growth in the first half. While overall volume declined across the region, Buchanan's volume grew 31% during the year, driven by a focus on effective marketing spend and a new advertising campaign. In Venezuela, Johnnie Walker volume was up 17% and Buchanan's was up 58% despite the challenging conditions. However, Johnnie Walker volume was down 12% across the region. One of the major factors in the volume decline was the performance of VAT69 in Venezuela, with volume down 37%. During the year the price of VAT69 was increased. In certain Latin American markets, Diageo mitigated risk by reducing stock levels and tightening credit terms. These actions, which substantially reduced exposure to debt risk and the possibility of stock write offs, did impact volume performance. Additionally, Diageo reduced promotional spending in certain Latin American countries while maintaining media spend.

South Korea is now Diageo's most profitable Asian market. Windsor Premier, previously owned by Seagram, continued to grow strongly with volume up 13% in the year ended June 2002. However, Dimple, a local priority brand that was previously distributed by a third party, declined by 22%. Since January 2003, Dimple has been distributed through Diageo's own in-market company.

In Taiwan, the continued success of the 'Keep Walking' campaign, together with the innovations in route to market, resulted in 40% volume growth in Johnnie Walker. Overall volume growth in the market was 33% and contribution after marketing was also up 33%.

In Thailand, continued weakness in the economy led to volume decline of 8% although net sales were up 2%. Johnnie Walker, which represents nearly half of Diageo's volume in Thailand, and other global priority brands, continued to perform well, whilst Spey Royal, a local priority brand, suffered, with volume down 24%. Following test marketing during the year, Johnnie Walker ONE, a ready to drink product, was launched and supported by an advertising campaign that was implemented in July 2002.

In Greece, volume grew 8%. Johnnie Walker volume increased with both Johnnie Walker Red Label and Johnnie Walker Black Label showing strong off trade performance. Smirnoff delivered 15% volume growth due to increased marketing effectiveness, with marketing spend up 7%, and overall category growth. Baileys also showed a marked increase, driven by on trade sales. Smirnoff Ice volume nearly trebled, moving to the number two position in the Greek ready to drink segment, behind Diageo's Gordon's Space.

The Global Duty Free market, which accounted for 8% of key market volume, was heavily impacted by the decrease in international travel following the September 11 attacks. Against this background, however, volume was down only 5% for the year which represents a strong relative performance, and contribution after marketing was in line with the prior year as a result of price and mix improvements.

Venture markets

Key measures:

	2002 £ million	2001 £ million	Reported movement %	Organic movement %
Volume			(1)	–
Turnover	1,173	1,100	7	7
Net sales	905	845	7	7
Marketing	156	147	6	8
Operating profit before exceptional items	243	218	11	12

In Diageo's venture markets, turnover was up 7%, on a reported basis, from £1,100 million to £1,173 million in the year ended 30 June 2002. The principal driver of this performance was the organic growth of the brands (up £72 million). Growth in Asia, the Caribbean, the Middle East and across much of Europe was partially offset by a reduction in travel retail business and tough economic conditions in Latin America and Germany.

The growth in net sales of £60 million (7%) and in operating profit before exceptional items of £25 million (11%) was almost primarily due to the organic growth of the brands.

Organic brand performance:

	Volume movement %	Net sales movement %
Johnnie Walker	1	4
Smirnoff	17	74
Guinness	(2)	(3)
Baileys	7	9
J&B	(2)	(3)
Total global priority brands	5	10
Local priority brands	(16)	16
Category brands	(5)	–
Total	–	7

• Volume of global priority brands up 5%

• Strong growth in the Caribbean markets

• Latin American markets negatively impacted by poor economic conditions

Volume was level during the year, though net sales increased by 7% principally as a result of volume growth in the global priority brands of 5%. In the year Smirnoff Ice was launched in Germany and contributed £9 million to net sales.

Across the venture markets, Diageo's global priority brands, which accounted for more than half of the volume, performed well, with volume growth of 5% and net sales growth of 10%. Johnnie Walker Black Label volume increased 5% with strong performances in Asia and the Caribbean as a result of sharper focus on marketing and improved route to market. Baileys also continued its growth, with volume up 7% and net sales up 9% across the venture markets despite a decline in Germany. During the year, local priority brands showed a decline of 16% in volume but an increase of 16% in net sales. There were only two local priority brands in the venture markets, Red Stripe in Jamaica and Gilbey's whisky in India. While Red Stripe volume was up 6% and net sales up 8%, Gilbey's volume was down 28%. Category brands showed a decline in volume of 5%, largely driven by declines in Gilbey's gin in the Philippines and secondary whisky brands in Latin America. However, as a result of strong performance by Pampero in Italy, Buchanan's Deluxe in the Caribbean and Tiger in Malaysia, net sales was level for category brands.

Marketing expenditure increased by 8% over the prior year, driven by heavy investment behind Smirnoff Ice in Switzerland, the Netherlands and Germany. Increases also occurred in Italy for Baileys and in the Caribbean market for Johnnie Walker Black Label.

In Latin America, especially in Argentina in the face of the economic crisis there, prices were increased on early signs of currency devaluation, and overall volume declined over 25%.

In Germany, volume of Johnnie Walker Red Label, Baileys and José Cuervo were all adversely impacted by price increases, resulting in an overall volume decline of 5% in that market. Smirnoff Ice was launched in the second half of the year and has performed well.

In India, the global priority brands performed very well, with volume up 21%. Diageo is in the process of selling Gilbey's Green Label and White Label whiskies, a local priority brand.

The Philippines market showed weakness, with overall volume down approximately 20%, led by the 22% volume decline in Gilbey's gin.

Trend information

The following statement was made by Paul Walsh on current trading as part of the preliminary results announcement issued on 4 September 2003.

'As we begin the new financial year, some of the issues we faced at the beginning of last year, including economic pressures in Latin America have receded but the future still remains difficult to predict. There are signs that trading conditions are improving in North America, Great Britain and Spain but further evidence of a more broadly based recovery will be required before we conclude that there is a sustainable upturn. However, Diageo has demonstrated that it can generate growth in challenging times and, as a result of the sustained investment we have made in our brands and markets, Diageo is well positioned to benefit if general trading conditions improve.'

Liquidity and capital resources

Cash flow A summary of the cash flow and reconciliation to movement in net borrowings for the three years ended 30 June 2003 is as follows:

	Year ended 30 June		
	2003 £ million	2002 £ million	2001 £ million
Operating profit before exceptional items	**2,029**	2,106	2,101
Depreciation and other amortisation	**276**	314	403
Working capital	**(227)**	(125)	(54)
Restructuring and integration	**(185)**	(148)	(144)
Other items	**77**	(139)	(30)
Operating cash flow	**1,970**	2,008	2,276
Interest	**(327)**	(360)	(446)
Dividends from associates	**60**	87	101
Dividends paid to equity minority interests	**(28)**	(40)	(31)
Taxation	**(105)**	(311)	(230)
Purchase of own shares	**(65)**	(64)	(54)
Net capital expenditure	**(361)**	(528)	(396)
Free cash flow	**1,144**	792	1,220
Acquisitions and disposals	**833**	1,508	(105)
Equity dividends paid	**(767)**	(758)	(725)
Issue of share capital	**4**	11	31
Own shares purchased for cancellation	**(852)**	(1,658)	(108)
Redemption of guaranteed preferred securities	**–**	–	(39)
Exchange	**227**	267	(229)
Non-cash items	**37**	(179)	21
Decrease/(increase) in net borrowings	**626**	(17)	66

The primary sources of the group's liquidity over the last three fiscal years have been cash generated from operations and cash received from disposals. A portion of these funds has been used to fund acquisitions, share repurchases, to pay interest, dividends and taxes, and to fund capital expenditure.

Free cash flow (*the net cash flow arising from operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, and capital expenditure and financial investment*) was £1,144 million, compared with £792 million in the year ended 30 June 2002 and £1,220 million in the year ended 30 June 2001. Free cash flow does not necessarily reflect all amounts which the group either has a constructive or legal obligation to incur. Cash inflow, in the year ended 30 June 2003, from operating activities was £1,970 million (2002 – £2,008 million; 2001 – £2,276 million). Discontinued operations contributed £76 million (2002 – £346 million; 2001 – £852 million) to operating cash flow. Operating cash flow included £185 million of restructuring and integration costs compared with £148 million and £144 million in the years ended 30 June 2002 and 30 June 2001, respectively. The increase in the year ended 30 June 2003 largely arose because of costs incurred on the integration of the Seagram spirits and wine businesses (up £64 million to £133 million) partly offset by a reduction in the GUDV integration and other reorganisation costs. Working capital increased by £227 million in the year ended 30 June 2003 compared to an increase of £125 million and £54 million in the comparative years. Interest payments including dividends paid to non-equity minority interests were £327 million compared with £360 million in the year ended 30 June 2002 and £446 million in the year ended 30 June 2001. Purchases of tangible fixed assets in the current year amounted to £382 million (2002 – £585 million; 2001 – £439 million) and were attributable to the following segments: premium drinks £315 million and discontinued operations £67 million (2002 – £330 million and £255 million, respectively; 2001 – £176 million and £263 million, respectively). There were no individually significant expenditures on tangible fixed assets during the three years ended 30 June 2003. The company spent £65 million on the purchase of its own ordinary shares for employee option schemes compared to £64 million in the prior year and £54 million in the year ended 30 June 2001. Tax payments were lower in the year ended 30 June 2003 than the comparable years at £105 million due principally to repayments of prior year corporation tax in the United Kingdom and the United States. It is expected that tax payments will increase in the year ending 30 June 2004 as minimal tax refunds are anticipated. In the year ending 30 June 2004 it is anticipated that the group will make cash contributions of approximately £100 million to the UK Diageo pension fund.

Sale of businesses generated £912 million (2002 – £5,100 million; 2001 – £31 million), including £642 million from the disposal of Burger King, and £173 million ($273 million) from the contingent value right received as final settlement from General Mills on the sale of Pillsbury. In addition, £58 million ($89 million) was received from the call option agreements granted to General Mills over 29 million of General Mills' ordinary shares held by Diageo. The sale consideration received in the year ended 30 June 2002 arose principally from the disposal of Pillsbury and the subsequent sale of shares in General Mills to General Mills, the Malibu brand disposal and the subsequent sale of businesses acquired in connection with the Seagram acquisition. The sale consideration received in the year ended 30 June 2001 included the net proceeds in respect of the sale of UDV Indústria e Comércio Ltda in Brazil, less costs in respect of the combination of Pillsbury with General Mills.

The consideration received in the year ended 30 June 2003 was offset by cash outflows in respect of acquisitions of £137 million (2002 – £3,592 million; 2001 – £136 million). The acquisition of the Seagram spirits and wine businesses in the year ended 30 June 2002 cost £3,533 million. The amounts spent on acquisitions in the year ended 30 June 2001 included £56 million on the remaining 50% equity interest in Bundaberg Distilling Investments Pty Limited in Australia.

Capital repayments The group's management is committed to enhancing shareholder value, both by investing in the businesses and brands so as to improve the return on investment and by managing the capital structure so as to reduce the cost of capital, while maintaining prudent financial ratios. See 'Risk management' below.

The company acquired, and subsequently cancelled, 116 million (2002 – 198 million; 2001 – 18 million) ordinary shares during the year ended 30 June 2003 for a consideration including expenses of £852 million (2002 – £1,658 million; 2001 – £108 million). The group continues to review its capital structure and will continue to conduct share buy-backs when appropriate.

Borrowings In the year ended 30 June 2003 the group's policy has been to maintain the proportion of borrowings maturing within one year at below 60% of total borrowings, and to maintain the level of commercial paper at below 50% of total borrowings. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations. In June 2003 the board reviewed and agreed changes to debt maturity and liquidity policies to be implemented during the year ending 30 June 2004 to limit the proportion of borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits and the level of commercial paper to 30% of gross borrowings less money market demand deposits.

The group's net borrowings comprise the following:

	As at 30 June		
	2003 £ million	2002 £ million	2001 £ million
Total borrowings	**(6,544)**	(7,429)	(7,595)
Finance leases	**(1)**	(28)	(41)
Offset by:			
Cash and bank deposits	**1,191**	1,596	1,842
Interest rate and foreign currency swaps	**484**	365	315
	(4,870)	(5,496)	(5,479)

The group's net borrowings (after the impact of foreign currency swaps) were denominated in the following currencies:

	Total £ million	US dollar %	Sterling %	Euro %	Other %
Net borrowings					
2003	**(4,870)**	**87**	**(15)**	**26**	**2**
2002	(5,496)	86	(9)	21	2
2001	(5,479)	81	(4)	21	2

Cash and bank deposits were denominated in the following currencies (bank deposits represent amounts placed with financial institutions which require notice of withdrawals of more than 24 hours to avoid an interest penalty):

	Total £ million	US dollar %	Sterling %	Euro %	Other %
Cash and bank deposits					
2003	**1,191**	**53**	**14**	**15**	**18**
2002	1,596	46	33	7	14
2001	1,842	43	29	11	17

The effective interest rate for the year ended 30 June 2003, based on average monthly net borrowings and interest charge, excluding the group's share of associate interest was 5.3% (2002 – 7.4%; 2001 – 6.2%).

The maturities of the borrowings due within one year (net of interest rate and foreign currency swaps) for 2003 were £3,079 million (2002 – £3,687 million; 2001 – £3,587 million) and due after five years were £795 million (2002 – £624 million; 2001 – £686 million).

The following table summarises the group's borrowings excluding overdrafts and net of interest rate, cross currency and foreign currency swaps:

	As at 30 June		
	2003 £ million	2002 £ million	2001 £ million
Global bonds	**1,808**	657	707
Yankee bonds	**423**	788	850
Zero coupon bonds	**712**	714	710
Guaranteed notes	**242**	263	497
Repurchase agreements	**–**	–	800
Preferred capital securities	**455**	493	532
Medium term notes	**593**	1,067	832
Commercial paper	**863**	1,600	1,310
Others (including swaps)	**882**	1,215	821
	5,978	6,797	7,059

During the year ended 30 June 2003 the group borrowed £1,258 million in the form of global bonds and £126 million in the form of medium term notes. The global bonds mature in 2007 and 2008. The medium term notes are repayable in 2018. During the year ended 30 June 2002 the group borrowed £500 million in the form of guaranteed bonds and £449 million in the form of medium term notes. The guaranteed bonds mature in December 2003 and the medium term notes were repaid during 2003. During the year ended 30 June 2001 the group borrowed £832 million in the form of preferred capital securities and repurchase agreements and £458 million in the form of medium term notes. The preferred capital securities (£532 million), and the repurchase agreements (£300 million) were repayable on demand (with 30 and 5 days' notice, respectively). The medium term notes were repaid by 31 December 2002.

The £626 million decrease in net borrowings from 30 June 2002 to 30 June 2003 reflects free cash flow (see Glossary) of £1,144 million noted above, net receipts for sales/purchases of businesses of £833 million and decreases due to exchange movements of £227 million, less dividends paid of £767 million and own shares purchased for cancellation of £852 million. The £17 million increase in net borrowings from 30 June 2001 to 30 June 2002 reflected free cash inflow of £792 million noted above, net receipts for sales/purchases of businesses of £1,508 million and decreases due to exchange movements of £267 million, less dividends paid of £758 million and own shares purchased for cancellation of £1,658 million.

At 30 June 2003, the group had available undrawn committed bank facilities of £1,970 million (2002 – £2,105 million; 2001 – £2,269 million). Of the facilities, £1,182 million expire in the period up to May 2004 and £788 million expire in the period up to May 2007. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates plus an agreed margin, which is dependent on the period of drawdown. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group's commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items aggregated with share of profits of associates to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non compliance with covenants underlying Diageo's financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with all of its financial covenants throughout each of the periods presented.

Capital commitments not provided for at 30 June 2003 were estimated at £62 million (2002 – £43 million; 2001 – £69 million).

Diageo management believes that it has sufficient funding for its working capital requirements.

Contractual obligations

	Payments due by period				
	Less than 1 year £ million	1-3 years £ million	3-5 years £ million	More than 5 years £ million	Total £ million
Long term debt obligations	**2,617**	**919**	**1,267**	**795**	**5,598**
Operating leases	**57**	**84**	**66**	**209**	**416**
Purchase obligations	**594**	**551**	**332**	**493**	**1,970**
Provisions for liabilities and charges and creditors greater than one year	**107**	**44**	**6**	**83**	**240**
	3,375	**1,598**	**1,671**	**1,580**	**8,224**

Long term debt obligations comprise borrowings (before deducting interest rate and foreign currency swaps) with an original maturity of greater than one year. Purchase obligations include various long term purchase contracts entered into for the supply of certain raw materials, principally grapes, cans and glass bottles. The contracts are used to guarantee supply of raw materials over the long term and to enable more accurate predictions of future costs. It is expected that all contractual commitments be funded from future operating cash flows and no new borrowings will be required to meet these obligations. Provisions for liabilities and charges and creditors greater than one year exclude, £43 million in respect of vacant properties (included in operating leases), £119 million for an onerous contract (included in purchase obligations), post employment provisions and deferred taxation.

In addition the group has £343 million of 9.42% cumulative guaranteed preferred securities which are included in non-equity minority interests on the consolidated balance sheet. The securities are redeemable only at the option of the company in or after 2004.

Off-balance sheet arrangements
In connection with the disposal of non-core businesses the group has given guarantees of third party debt which were necessary to complete the disposals on the most favourable terms. The directors are not aware of any instances of default by the borrowers at present, but the ability of the borrowers to continue to be in compliance with the guaranteed debt instruments, and in particular remaining current on payments of interest and repayments of principal, is significantly dependent on the current and future operations of those borrowers and their affiliates. At 30 June 2003 Diageo had outstanding guarantees in respect of Burger King and International Multifoods Corporation. Diageo has guaranteed up to $850 million (£515 million) of external borrowings of Burger King. These loans have a term of five years from December 2002, although Diageo and Burger King have structured their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. The primary covenants under the guarantee are pari passu ranking negative pledge. See 'Additional information for shareholders – Material contracts – Agreement for the sale of Burger King Corporation', for further information. In connection with the disposal of Pillsbury in October 2001, Diageo has guaranteed $200 million (£121 million) of International Multifoods Corporation's debt, repayable in November 2009.

In addition, certain of the acquired Seagram businesses had pre-existing guarantees at the date of the acquisition in relation to the solvency of a third party partnership. This partnership has outstanding loans of $100 million (£61 million). Vivendi has indemnified the group against any losses relating to these arrangements.

The above guarantees are unrelated to the ongoing operations of the group's premium drinks business.

The group also has unrecognised gains and losses of £386 million and £298 million, respectively, in respect of financial instruments at 30 June 2003. For further disclosures with regard to financial instruments see note 18 to the consolidated financial statements.

Save as disclosed above, neither Diageo plc nor any member of the Diageo group, has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group's financial condition, changes in financial condition, results of operation, liquidity, capital expenditure or capital resources.

Risk management

The group's funding, liquidity and exposure to interest rate and foreign exchange rate risks are managed by the group's treasury department. The treasury department uses a combination of derivative and conventional financial instruments to manage these underlying treasury risks.

Treasury operations are conducted within a framework of board-approved policies and guidelines, which are recommended and subsequently monitored by the finance committee (this committee is described in the corporate governance report). These include benchmark exposure and/or hedge cover levels for each of the key areas of treasury risk. The benchmarks and hedge cover levels are reviewed by the board as deemed appropriate following significant business or strategic changes. In June 2002 the board reviewed and approved changes to the group's interest rate and foreign exchange risk management policies in the light of the group's transition to a focused premium drinks company, its managing for value principles and recent trends in accounting standards. The transition to the revised policies, which are described below began during the year ended 30 June 2003. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board-approved strategies. Transactions giving rise to exposures away from the defined benchmark levels arising on the application of this flexibility are separately monitored on a daily basis using value at risk analysis. They are carried at fair value and gains or losses are taken to the profit and loss account as they arise. At 30 June 2003 gains and losses on these transactions were not material. In June 2003, the board reviewed and approved changes to the group's liquidity risk management policies. Transition to the new policies, which are described below, will take place during the year ending 30 June 2004.

The finance committee receives bi-monthly reports on the activities of the treasury department, including any exposures away from the defined benchmarks. The internal control environment is reviewed regularly.

Currency risk The group publishes its financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements which will affect the group's transaction costs, and the translation of the results and underlying net assets of its foreign subsidiaries.

The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign currency net assets by holding net borrowings in foreign currencies and by using foreign currency swaps and cross-currency interest rate swaps. The group's policy is to hedge currency exposure on its net assets before net borrowings at approximately the following percentages – 90% for US dollars, 90% for euros and 50% for other significant currencies where a liquid foreign exchange market exists. This policy leaves the remaining part of the group's net assets before net borrowings subject to currency movements. During the year ended 30 June 2003, Diageo increased the proportion of US dollar currency exposure being hedged from 75% to approximately 90% in line with the revised policies agreed by the board in June 2002. Exchange differences arising on the retranslation of foreign currency net borrowings and foreign exchange swaps are recognised in the statement of total recognised gains and losses to match exchange differences on foreign equity investments, in accordance with SSAP 20.

Following the June 2002 policy review, the group no longer undertakes profit translation hedging in respect of US dollar and euro forecast future profit before exceptional items and tax. The change in policy means that from 1 July 2003 the group's profit before exceptional items and tax is exposed to the full impact of translation movements in exchange. During the year ended 30 June 2003 the group did have profit translation hedges in place against a proportion of its core premium drinks business at the profit before exceptional items and tax level.

For currencies in which there is an active market, the group hedges between 80% and 100% of transactional foreign exchange rate risk, up to 18 months forward, using forward foreign currency exchange contracts. The gain or loss on the hedge is recognised at the same time as the underlying transaction.

Interest rate risk The group has an exposure to interest rate risk and within this category of market risk, is most vulnerable to changes in US dollar, sterling and euro interest rates. To manage interest rate risk, the group manages its proportion of fixed to variable rate borrowings within limits approved by the board, primarily through issuing long term fixed rate bonds, medium term notes and floating rate commercial paper, and by utilising interest rate swaps, cross-currency interest rate swaps and swaptions. The profile of fixed rate to floating rate net borrowings is maintained such that projected net borrowings are targeted to be fully floating after five years, and are approximately 50% fixed and 50% floating on an amortising profile within five years. The floating element of US dollar net borrowings within five years is partly protected using interest rate collars. Following the June 2002 policy review, the level of interest rate collars will reduce. Remaining interest rate collars as at 30 June 2003 will take up to approximately three years to expire. In addition, where appropriate, the group may use forward rate agreements to manage short term interest rate exposures. Swaps, swaptions, forward rate agreements and collars are accounted for as hedges. Such management serves to increase the accuracy of the business planning process and to help manage the interest cover ratio. Diageo has a target range for cash interest cover (defined as operating profit before exceptional items, interest, tax, depreciation and amortisation and share of profits of associates, and after dividends received from associates over net interest cash flow including minority interest dividends) of five to eight times and under the current economic environment Diageo's intention is to move towards the higher end of this range.

Liquidity risk The group's strategy with regard to the maturity profile of borrowings has been to maintain the proportion of borrowings maturing within one year at below 60% of total borrowings, and to maintain the level of commercial paper at below 50% of total borrowings. In June 2003 the board reviewed and agreed changes to debt maturity and liquidity policies to be implemented during the year ending 30 June 2004 to limit the proportion of borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

Credit risk A large number of major international financial institutions are counterparties to the interest rate swaps, foreign exchange contracts and deposits transacted by the group. Such transactions are only entered into with counterparties with a long term credit rating of A or better. The group monitors its credit exposure to its counterparties, together with their credit ratings.

Commodity price risk The group uses commodity futures and options to hedge against price risk in certain commodities. All commodity futures and options contracts hedge a projected future purchase of raw material. Commodity futures or options are then either closed out at the time the raw material is purchased or they are exchanged with the company manufacturing the raw material to determine the contract price. Commodity contracts are held in the balance sheet at fair value but any gains and losses are deferred until the contracts are closed out or exchanged. Open contracts at 30 June 2003 and gains and losses realised in the year or deferred at the balance sheet date were not significant. This activity has reduced following the disposal of the packaged food businesses in October 2001.

Employee share schemes Awards and option grants vesting under the various employee share schemes are generally satisfied by the transfer of existing shares. These awards and option grants are hedged through the purchase of shares or call options. Exceptions to this policy are in respect of exercises under certain GrandMet and international schemes that are satisfied by the issue of new equity.

Sensitivity analysis

For financial instruments held, the group has used a sensitivity analysis technique that measures the change in the fair value of the group's financial instruments from hypothetical changes in market rates.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below, which therefore should not be considered a projection of likely future events and losses.

The estimated changes in the fair values of borrowings, the guaranteed preferred securities and the associated derivative financial instruments at 30 June 2003 are set out in the table below. The fair values of quoted borrowings and guaranteed preferred securities are based on year end mid-market quoted prices. The fair values of other borrowings, derivative financial instruments and other financial liabilities and assets are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end. These are based on rates obtained from third parties.

The estimated changes in fair values for interest rate movements are based on an instantaneous decrease of 1% (100 basis points) in the specific rate of interest applicable to each class of financial instruments from the levels effective at 30 June 2003, with all other variables remaining constant. The estimated changes in the fair value for foreign exchange rates are based on an instantaneous 10% weakening in sterling against all other currencies from the levels applicable at 30 June 2003, with all other variables remaining constant. Such analysis is for illustrative purposes only as in practice, market rates rarely change in isolation.

Sensitivity analysis table at 30 June 2003

		Fair value changes arising from:	
	Estimated fair value £ million	1% fall in interest rates £ million	10% weakening in sterling £ million
Borrowings	(6,974)	(199)	(680)
Interest rate contracts	429	156	45
Foreign exchange contracts:			
Transaction	24	–	(97)
Balance sheet translation	119	–	(124)
Guaranteed preferred securities	(370)	(6)	(41)
Written call options re General Mills, Inc shares*	(70)	(4)	(2)
Other financial net assets	69	7	7

*Diageo has sold call options to General Mills giving General Mills the option to purchase 29 million of General Mills' shares held by Diageo subject to certain limitations. The call options have a strike price of $51.56 and expire in October 2005. The estimated fair value of the call options was derived using a Black Scholes model using market volatility, share price and interest rates as at 30 June 2003. It is estimated that a 15% increase in the share price of General Mills would increase the negative fair value by £40 million.

Critical UK GAAP accounting policies

The preparation of financial statements requires management to make estimates and judgements. Diageo's accounting policies are set out in the notes to the consolidated financial statements of the annual report. Of these policies, the board considers that policies in relation to the following areas are of greater complexity and/or particularly subject to the exercise of judgement.

Brands Acquired brands are held on the consolidated balance sheet at cost. Where brands are regarded as having indefinite useful economic lives, they are not amortised. Assessment of the useful economic life of an asset, or that an asset has an indefinite life, requires considerable management judgement. Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. In particular, the group performs a discounted cash flow analysis annually to compare discounted estimated future operating cash flows to the net carrying value of each acquired brand. Any impairment write downs identified are charged to the profit and loss account. The test is dependent on management estimates and judgements, in particular in relation to the forecasting of future cash flows, and the discount rate applied to these cash flows.

Post employment benefits Diageo accounts for post employment benefits under accounting standard SSAP 24, and provides additional disclosures in accordance with FRS 17. Application of SSAP 24 requires the exercise of judgement in relation to assumptions for future pay rises in excess of inflation, employee demographics and the future expected returns on assets. Diageo determines the assumptions to be adopted in discussion with its actuaries, and believes these assumptions to be in line with UK practice generally, but the application of different assumptions could have a significant effect on the amounts reflected in the profit and loss account and balance sheet in respect of post employment benefits.

Operating exceptional items Operating exceptional items are those that, in management's judgement, are material items that arise from events or transactions that fall within the ordinary activities of the group and by virtue of their size or incidence, should be separately disclosed if the financial statements are to properly reflect the results for the period. The determination of which items should be separately disclosed as operating exceptional items requires a significant degree of judgement.

Financial instruments The group uses financial instruments to hedge its exposures to fluctuations in interest rates and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. While UK GAAP includes prescriptive disclosure requirements in relation to financial instruments, it does not include a standard on hedge accounting. Nevertheless, under UK GAAP, hedging principles are generally applied whereby the cash flows on hedge instruments are matched to the underlying hedged risks with hedging instruments held in the balance sheet at amortised cost. In the absence of detailed guidance under UK GAAP, judgement must be applied in the establishment and application of accounting policies in relation to financial instruments accounted for as hedges.

New accounting standards

The financial information included in this annual report complies, to the extent detailed below, with the following Financial Reporting Standard issued by the UK Accounting Standards Board. New US accounting standards that will impact the US GAAP information are also set out below.

United Kingdom ***FRS 17 – Retirement benefits*** This standard replaces the use of actuarial values for assets in a pension scheme in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost and expected return on assets. Fluctuations in market values and changes in actuarial assumptions are reflected in the statement of total recognised gains and losses. The group has continued to account for pensions and other post employment benefits in accordance with SSAP 24 but has complied with the transitional disclosure requirements of FRS 17 in its consolidated financial statements (see note 5 to the consolidated financial statements) and will adopt this standard in its primary financial statements from 1 July 2003.

Under FRS 17, Diageo's net deficit before taxation, as at 30 June 2003, for all defined benefit plans, is approximately £1.4 billion. It is estimated that as at the end of August 2003 the deficit is approximately £1.1 billion. The adoption of the accounting provisions of FRS 17 for the year ending 30 June 2004, in respect of the principal post employment plans, is currently estimated to result in a net charge to profit before exceptional items and taxation of approximately £120 million, compared to a restated £44 million net charge for the year ended 30 June 2003. In addition, in the year ending 30 June 2004 it is expected that there will be a charge of some £8 million (2003 – £8 million) in respect of other post employment plans around the world and £20 million in respect of the cost of augmenting pension benefits in Ireland.

United States In November 2002, the Financial Accounting Standards Board (FASB) issued FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The interpretation provides guidance on the guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. The accounting guidelines are applicable to guarantees issued or amended after 31 December 2002 and require that a liability, at inception, be recorded for the fair value of such guarantees in the balance sheet. Subsequent to 31 December 2002 Diageo has not entered into or modified any guarantees.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and requires certain additional disclosures in respect of stock-based compensation. The group has adopted the disclosure requirements of this standard.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003 the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after 15 June 2003. Diageo does not expect the adoption of FIN No. 46 to have a material effect on the group.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities, and is effective for contracts entered into or modified after 30 June 2003.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after 31 May 2003 and is otherwise effective at the beginning of the first interim period beginning after 15 June 2003. The group did not enter into any financial instruments within the scope of the Statement during June 2003. The group has not yet completed its evaluation of the impact of SFAS No. 150 on its existing financial instruments entered into on or before 31 May 2003.

Discussion of US GAAP differences

Diageo's consolidated financial statements have been prepared in accordance with UK GAAP, which is the group's primary reporting framework. Reconciliations between UK and US GAAP are set out in the consolidated financial statements and this section explains the principal differences.

	Year ended 30 June		
	2003 £ million	2002 £ million	2001 £ million
Turnover – UK GAAP	**9,440**	11,282	12,821
– US GAAP	**9,153**	10,760	11,868
Effect on net income of significant differences between UK and US GAAP:			
Net income in accordance with UK GAAP	**76**	1,617	1,207
Adjustments to conform with US GAAP:			
Brands, goodwill and other intangibles	**(7)**	(2)	(442)
Inventories	**(46)**	(58)	(74)
Pension and other post employment benefits	**37**	19	28
Derivative instruments in respect of General Mills shares	**(4)**	166	–
Other derivative instruments	**(189)**	(100)	(17)
Burger King impairment charges and transaction costs	**707**	(135)	–
Disposals of businesses	**(171)**	1,022	–
Other items	**46**	99	(70)
Deferred taxation	**38**	(74)	126
Net income in accordance with US GAAP	**487**	2,554	758

Turnover
UK GAAP turnover (sales in US terminology) for the year ended 30 June 2003 was £287 million (2002 – £522 million; 2001 – £953 million) higher than turnover under US GAAP, as (i) following the adoption of EITF 01-09, £74 million (2002 – £306 million of which £217 million was in respect of Pillsbury; 2001 – £714 million of which £619 million was in respect of Pillsbury) of marketing expenditure has been reclassified from selling, general and administrative expenses to a reduction in sales under US GAAP, and (ii) the accounting treatment of joint arrangements (between the group and LVMH) is different. Under UK GAAP, the group includes in turnover its attributable share of turnover of joint arrangements, measured according to the terms of the arrangement and sales to joint arrangements by Diageo companies are eliminated on consolidation. Under US GAAP, joint arrangements are accounted for under the equity method of accounting and the group's share of sales of the joint arrangements is not included as part of group sales. Sales to joint arrangements by Diageo companies are accounted for as part of turnover. All of the joint arrangements are included in the premium drinks segment.

Net income
The significant reconciling items in net income are as follows:

Brands, goodwill and other intangibles Under UK GAAP, all intangible assets acquired up to 30 June 1998, other than certain brands, have been written off direct to reserves in the period acquired. Intangible assets acquired since 1 July 1998 are capitalised on the balance sheet. Where the intangible assets are regarded as having limited useful economic lives, their cost is amortised over those lives; where they are regarded as having indefinite useful economic lives, they are not amortised but are subject to impairment reviews. From 1 July 2001, Diageo applied the requirements of SFAS No. 142, Goodwill and Other Intangible Assets to its US GAAP results. SFAS No. 142 requires that brands, goodwill and other intangible assets with indefinite lives should not be amortised but be reviewed at least annually for impairment. Application of SFAS No. 142 has resulted in a nil charge under US GAAP for amortisation of brands and goodwill for the years ended 30 June 2002 and 2003.

Inventories The fair value of the net assets under US GAAP of the Guinness Group was higher than the net assets under UK GAAP, primarily in respect of maturing whisky inventories. The fair value of the inventories at the date of acquisition (17 December 1997) was £601 million higher under US GAAP compared to UK GAAP. The increase in inventory values is unwinding over a number of years on the sale of the whisky to third parties. In the year ended 30 June 2003 £46 million (2002 – £58 million; 2001 – £74 million) of the fair trade value increase was realised.

Pension and other post employment benefits There are differences in the methods of valuation required under UK and US GAAP for valuing assets and liabilities of defined benefit pension plans. US GAAP is generally more prescriptive in respect of actuarial assumptions and the allocation of costs to accounting periods. These differences affect the group's post employment costs under UK and US GAAP.

Under current UK GAAP (SSAP 24), the assumptions that the group has used to calculate the post employment liabilities have been derived by taking a risk free guaranteed bond rate and adding a margin for the expected return on assets. For US GAAP, the discount rates are derived from AA rated corporate bond yields. The other main difference is that under UK GAAP, any surplus or deficit arising on the actuarial valuation is spread over the average service lives of the employees (generally 12 years) and credited or charged to the profit and loss account. Under US GAAP, a similar spreading occurs but it is only recognised when outside a 10% corridor.

In the year ended 30 June 2003 under UK GAAP, the charge for post employment costs before taxation was £22 million (2002 – a credit of £12 million; 2001 – a credit of £13 million) compared to a credit of £15 million (2002 – £31 million; 2001 – £41 million) under US GAAP, excluding amounts in respect of disposals of businesses. Under US GAAP, applying the requirements of SFAS No. 88 in the year ended 30 June 2003, there was an additional credit of £18 million in relation to the disposal of Burger King (2002 – £49 million in respect of Pillsbury).

Derivative instruments in respect of General Mills' shares Under the terms of the contingent value right received in connection with the disposal of Pillsbury, in the year ended 30 June 2003, Diageo received a cash payment from General Mills. Under UK GAAP, this was recognised in the profit and loss account as an exceptional gain on the disposal of businesses. However, under US GAAP, this has been recognised in the profit and loss account in the year ended 30 June 2002 as a derivative and has accordingly been held at its estimated fair value with changes in this fair value included in the profit and loss account.

Under UK GAAP, the premium received from the sale of options to General Mills over 29 million ordinary shares of Diageo's holding in that company is deferred in the balance sheet. The premium will be recognised in the profit and loss account on exercise or lapse of the options. Under US GAAP, the option premium represents a derivative and is accordingly held at its estimated fair value at the balance sheet date with changes in fair value included in the profit and loss account.

Other derivative instruments The group uses derivative financial instruments for risk management purposes. Under UK GAAP, changes in the fair value of interest rate derivatives, derivatives hedging forecast transactions and currency option cylinders are not recognised until realised. Changes in the fair value of derivatives hedging the translation of net assets of overseas operations are taken to the statement of total recognised gains and losses.

Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group's derivatives qualify for and are designated as hedges under US GAAP which defers the effect on net income from gains and losses arising from changes in their fair value to coincide with the timing of the recognition of the hedged item. Gains and losses arising from changes in the fair value of derivatives which do not qualify for US GAAP hedge accounting treatment are charged or credited in determining net income under US GAAP. In the year ended 30 June 2003, under US GAAP, losses of £148 million were recognised on foreign exchange derivatives (2002 – gains of £97 million; 2001 – losses of £8 million) and losses of £45 million were recognised on interest rate instruments (2002 – losses of £219 million; 2001 – losses of £7 million). The year on year movements are a product of the portion of the group's hedging instruments for which mark-to-market movements are taken to net income under US GAAP but not under UK GAAP, and the movements in exchange and interest rates in each period. Other differences arising between UK and US GAAP on derivative instruments amounted to gains of £4 million (2002 – gains of £22 million; 2001 – losses of £2 million).

Burger King impairment charges and transaction costs Net income for the year ended 30 June 2003 reflects a pre tax charge in relation to the sale of Burger King of £1,457 million and £750 million under UK and US GAAP, respectively, representing £707 million of the total UK/US GAAP difference in net income. Under US GAAP, the transaction is not accounted for as a disposal due to the size of the investment made by the buyer and Diageo's continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance. However, a charge for impairment has been recognised rather than a loss on disposal. The charge for impairment under US GAAP was lower than the loss on disposal under UK GAAP principally because the goodwill and brands acquired on the original acquisition of the quick service restaurants business were being amortised over 40 years up to 30 June 2001 (prior to the adoption of SFAS No. 142), whereas no amortisation had been charged on the goodwill and brands under UK GAAP. By the date of disposal, Diageo had incurred additional cumulative amortisation (including related deferred tax) under US GAAP of £609 million on the goodwill and brands of Burger King. Other differences arising between UK and US GAAP, principally in respect of derivative instruments, reduced the charge under US GAAP by £98 million.

As at 30 June 2002, under US GAAP, an impairment in the carrying value of goodwill attributable to the group's quick service restaurants business of £135 million was recognised. Under UK GAAP, the goodwill to which the impairment related had already been written off to reserves.

Disposals of businesses Under UK GAAP, excluding the pre tax loss in respect of the disposal of Burger King of £1,457 million and the receipt under the terms of the contingent value right of £173 million described above, the group made gains on disposals of other businesses of £14 million compared with gains of £16 million under US GAAP in the year ended 30 June 2003.

Net income for the year ended 30 June 2002 reflects pre tax gains on the disposals of businesses of £821 million and £1,843 million under UK and US GAAP, respectively, including £322 million and £1,279 million, respectively in respect of the disposal of Pillsbury. The gain arising on the disposal of Pillsbury under US GAAP, was £957 million higher than under UK GAAP principally because the goodwill and brands acquired in the original acquisition of Pillsbury were being amortised over 40 years up to 30 June 2001 (prior to the adoption of SFAS No. 142), whereas no amortisation had been charged on the goodwill and brands under UK GAAP. By the date of disposal, Diageo had incurred additional cumulative amortisation (including related deferred tax) under US GAAP of £871 million in respect of Pillsbury. In addition, under UK GAAP the cumulative exchange gains arising on the unhedged net assets of Pillsbury remain in reserves on the subsequent disposal of the business. Under US GAAP, the cumulative exchange gains on the unhedged net assets of £133 million, on disposal of the business have been credited to the profit and loss account. Other differences arising between UK and US GAAP increased the gain on disposal of Pillsbury under US GAAP by £47 million principally due to a guarantee given by Diageo to third parties.

Directors and senior management

	Age	Position (committees)
Directors		
Lord Blyth of Rowington	63	Chairman, non-executive director[3*]
Paul S Walsh	48	Chief Executive, executive director and Chairman of the executive committee[2*]
Nicholas C Rose	45	CFO, executive director and member of the executive committee[2]
Rodney F Chase	60	Non-executive director[1,3,4]
Lord Hollick of Notting Hill	58	Non-executive director[1,3,4]
Maria Lilja	59	Non-executive director[1,3,4]
John K Oates	61	Non-executive director[1*,3,4]
William S Shanahan	63	Non-executive director[1,3,4]
Paul A Walker	46	Non-executive director[1,3,4]
Sir Robert Wilson	60	Senior non-executive director[1,3,4*]
Other members of the executive committee		
Paul A Clinton	44	President, North America[2]
Stuart R Fletcher	46	President, key markets[2]
James N D Grover	45	Strategy Director[2]
Robert M Malcolm	51	President, global marketing, sales and innovation[2]
Ian K Meakins	47	President, European major markets and global supply[2]
Ivan M Menezes	44	President and Chief Operating Officer, North America[2]
Andrew Morgan	47	President, venture markets[2]
Timothy D Proctor	53	General Counsel[2]
Gareth Williams	50	Human Resources Director[2]
Officer		
Susanne Bunn	44	Company Secretary

Key to committees:
1. Audit
2. Executive
3. Nomination
4. Remuneration

*Chairman

Information in respect of the directors and senior management is set out below:

Lord (James) Blyth retired as Chairman of The Boots Company PLC at the end of July 2000, having joined in 1987 as Chief Executive and become Chairman in 1998. He was formerly Group Chief Executive of the Plessey Company and Head of Defence Sales at the Ministry of Defence. He was appointed a non-executive director of Diageo plc in January 1999 and Chairman in July 2000. Lord Blyth is also a non-executive director of Anixter Inc., in the USA and, in October 2002, became a partner in Greenhill & Co., LLC (having previously been Senior Adviser).

Paul Walsh joined GrandMet's brewing division in 1982 and became Finance Director in 1986. He held financial positions with Inter-Continental Hotels and the GrandMet Food Sector from 1987 to 1989 and was appointed Division Chief Executive of Pillsbury in 1990, becoming Chief Executive Officer of The Pillsbury Company in 1992. He was appointed to the GrandMet board in October 1995 and to the Diageo plc board in December 1997. He became Chief Operating Officer of Diageo in January 2000 and Chief Executive of Diageo in September 2000. He became a non-executive director of Centrica plc in March 2003 and in May 2003 was appointed a Governor of Henley Management Centre. He is also a non-executive director of Federal Express Corporation and General Mills, Inc., both in the USA.

Nicholas (Nick) Rose joined GrandMet in June 1992 initially as Group Treasurer, and became Group Controller in 1995. He was appointed Finance Director of International Distillers & Vintners in 1996 and became Finance Director of United Distillers & Vintners in December 1997. He was appointed to the Diageo plc board in June 1999 and became Chief Financial Officer in July 1999. He became a non-executive director of Scottish Power plc in March 2003 and is also a non-executive director of Moët Hennessy International S.N.C., in France.

Rodney Chase retired as Deputy Group Chief Executive of BP p.l.c. in April 2003. He is a non-executive director of Tesco PLC and will be appointed Deputy Chairman in March 2004. He is also a non-executive director of Computer Sciences Corporation, in the USA and became a Senior Adviser to the European Advisory Council of Lehman Brothers in May 2003. He was appointed a non-executive director of Diageo plc in January 1999 and will become senior non-executive director and chairman of the remuneration committee on 23 October 2003.

Lord (Clive) Hollick of Notting Hill is Chief Executive of United Business Media p.l.c. He joined Hambros Bank in 1967 and was appointed a director in 1973. He was appointed Managing Director of J H Vavasseur & Co in 1974 which developed into MAI plc, a major international media and financial services group which in 1996 merged with United News and Media plc. He is a founding trustee of the Institute of Public Policy Research and Chairman of London's South Bank Centre. In June 2003 he was appointed a non-executive director of Honeywell International Inc., in the USA. He was appointed a non-executive director of Diageo plc in December 2001.

Maria Lilja played a leading role in building Nyman & Schultz, a long-established Scandinavian travel management company, which was acquired by American Express in 1993. She served as Head of American Express Europe from 1996 to 2000. She is also non-executive Chairman of Mandator AB (formerly Cell Network AB) and a non-executive director of Bilia AB, Poolia AB, Intrum Justitia AB, Skandia AB, and with effect from September 2003, Observer AB, all in Sweden. She was appointed a non-executive director of Diageo plc in November 1999.

John (Keith) Oates was Deputy Chairman of Marks and Spencer p.l.c. until 1999 and was the founder Chairman of Marks & Spencer Financial Services. His previous experience includes being a BBC Governor, a non-executive director of British Telecommunications plc, John Laing plc and the Financial Services Authority and Chairman of Quest. He was appointed a Senior Adviser to Coutts Bank, Monaco in September 2002. He became a non-executive director of Guinness PLC in June 1995 and was appointed a non-executive director of Diageo plc in December 1997. He will seek re-election for a one year term at this year's AGM and, subject to re-election, will retire at the 2004 AGM.

William Shanahan is President of The Colgate-Palmolive Company. He joined Colgate-Palmolive in 1965 as a sales assistant in the international sales department and subsequently held various positions within the company in general management and marketing roles. In 1983 he was appointed an officer of the corporation, in 1989 he became Chief Operating Officer, and in 1992, was appointed President. He was appointed a non-executive director of Diageo plc in May 1999.

Paul Walker is Chief Executive of The Sage Group plc. He joined Sage in 1984 and was appointed Finance Director in 1987, then Group Chief Executive in 1994. He is also a non-executive director of MyTravel Group plc. He was appointed a non-executive director of Diageo plc in June 2002.

Sir Robert Wilson is Chairman of Rio Tinto plc and Rio Tinto Ltd, from which he retires at the end of October 2003. He joined the Rio Tinto Group in 1970 and became Executive Chairman of Rio Tinto plc (previously RTZ) in January 1997 and Rio Tinto Ltd in 1998. Prior to this he had been Chief Executive of RTZ since 1991 and Chief Executive of RTZ-CRA, following the merger of the two companies in 1995. He is Chairman of The Economist Group Limited and will become Chairman of BG Group plc in January 2004 and a non-executive director of GlaxoSmithKline plc in November 2003. He was appointed a non-executive director of Diageo plc in April 1998 and will retire at this year's AGM.

Paul Clinton was appointed President, North America in September 2000. He will leave Diageo on 31 December 2003 to return to his native Canada. He joined International Distillers & Vintners in 1988, and over the following decade held a series of senior management positions within its wines and spirits operations and became President and Chief Executive Officer in Canada from 1994 to 1996 and President, Wines in 1996. In 1997 he became President of United Distillers & Vintners' in-market company in the North East United States and was appointed Chief Operating Officer for UDV North America, in June 1999.

Stuart Fletcher was appointed President, key markets in September 2000. He joined Guinness PLC in 1986 as Deputy Controller of Guinness Brewing Worldwide and was appointed Controller in 1987. He previously held a number of financial positions with Procter & Gamble in the United Kingdom, both in consumer goods and industrial products, and with United Glass. In 1988 he became Finance and Operations Director, United Distillers Japan and in 1990 Chief Financial Officer of Schenley Inc. In 1993 he was appointed Regional Finance Director for United Distillers' Asia Pacific Region and was made Acting Regional Managing Director for United Distillers' Pacific Region in January 1995. In August 1995 he became Finance Director of Guinness Brewing Worldwide and then served as President of Guinness' Americas and Caribbean region based in the United States before becoming Managing Director of developing and seed markets for Guinness Limited in June 1999. He is also a non-executive director of Moët Hennessy International S.N.C., in France.

James (Jim) Grover was appointed Strategy Director in December 1997. He joined GrandMet in 1993, initially as the Strategic Development Director of GrandMet Food Sector (encompassing GrandMet's worldwide packaged food and Burger King businesses), and subsequently, Strategic Development Director of The Pillsbury Company. He was appointed Group Strategy Director of GrandMet in March 1997. Previously he worked as a management consultant, initially with Booz-Allen & Hamilton, Inc and subsequently with OC&C Strategy Consultants. He was the partner responsible for their consumer goods practice at OC&C and advised a broad array of multinational food companies on a wide variety of strategic issues.

Robert (Rob) Malcolm was appointed President, global marketing, sales and innovation in September 2000. He joined UDV as Scotch Category Director in 1999 and was appointed Global Marketing Director later that year. Previously, he held various marketing positions with Procter & Gamble in the United States from 1975 until his appointment in 1988 as Vice President and General Manager Personal Cleansing Products, USA and in 1992 as Vice President and General Manager for the Arabian Peninsula. From 1995 to 1999 he was Vice President, General Manager Beverages, Europe Middle East Africa.

Ian Meakins was appointed President, European major markets and global supply in September 2000. He joined United Distillers in 1991 as Marketing Director, White Spirits, Europe Region having worked for Procter & Gamble and Bain & Co and been a founding partner of the Kalchas Group, strategic management consultants in 1988. From 1992 he was Managing Director of United Distillers Boutari (then a joint venture between United Distillers and Boutari) in Greece. He was appointed United Distillers Marketing Director Worldwide in September 1994 before being appointed United Distillers, Managing Director Europe in July 1997. From December 1997, he was UDV, Deputy Managing Director, Europe and then UDV, Managing Director, venture markets. In December 1999 he became Global Operations Managing Director for UDV. He is also a non-executive director of mmO_2 plc.

Ivan Menezes was appointed Chief Operating Officer, North America in July 2002. He will become President and Chief Executive Officer of Diageo North America on 1 January 2004. He previously served as both Managing Director and then President, venture markets of Guinness United Distillers & Vintners. Before these appointments, he served as Global Marketing Director for United Distillers & Vintners in the United Kingdom from September 1998 and as Group Integration Director for Diageo plc from May 1997. Previously he worked across a variety of sales, marketing and strategy roles with Nestlé in Asia, Booz-Allen & Hamilton, Inc in North America and Whirlpool in Europe.

Andrew Morgan was appointed President, venture markets in July 2002. He joined United Distillers in 1987 and held various positions in Europe regions, including General Manager, Greece and Regional Director for Southern Europe. He was appointed United Distillers, Managing Director of International Region in January 1995 and UDV, Regional Managing Director, International in 1997. He was appointed Group Chief Information Officer and President New Business Ventures for Guinness United Distillers & Vintners in September 2000 having previously been Director Global Strategy and Innovation for UDV.

Timothy (Tim) Proctor was appointed General Counsel of Diageo in January 2000, having been Director, Worldwide Human Resources, Glaxo Wellcome since 1998. Prior to this, he was Senior Vice President, Human Resources, General Counsel and Secretary for Glaxo's US operating company. He has over 20 years' international legal experience, including 13 years with Merck and six years with Glaxo Wellcome.

Gareth Williams was appointed Human Resources Director in January 1999. He joined the GrandMet Brewing Division in 1984 and moved through a number of personnel positions to become Director of Management Development and Resourcing for the division in 1987. From 1990 to 1994 he held a series of human resources positions in IDV's North American spirits and wine division, before returning to the United Kingdom to become Group Organisation and Management Development Director of GrandMet. In 1996 he became Human Resources Director for IDV's global business and in January 1998 took the same title in UDV, following the merger of Guinness and GrandMet. Prior to joining GrandMet, he spent 10 years with Ford of Britain in a number of personnel and employee relations positions.

Susanne Bunn was appointed Company Secretary of Diageo plc in March 2003. She joined the group in February 1989 as Assistant Secretary in the GrandMet UK Foods division and since then has held various company secretarial positions within the group. She was appointed joint Deputy Secretary in December 1997 and became sole Deputy Secretary at the end of 2000.

Directors' remuneration report

This report to shareholders for the year ended 30 June 2003 covers:

- the policies under which executive and non-executive directors were remunerated; and
- tables of information showing details of the remuneration and share interests of all the directors.

The report was approved by a duly appointed and authorised committee of the board of directors on 3 September 2003 and was signed on its behalf by Sir Robert Wilson, senior non-executive director and chairman of the remuneration committee. As required by The Directors' Remuneration Report Regulations 2002 (the Regulations), this report will be subject to an advisory shareholder vote at the Annual General Meeting. The report is intended to be in full compliance with the requirements of the Regulations. KPMG Audit Plc have audited the contents of the report to the extent required by the Regulations (sections 7 to 10, excluding the scheme details in section 9).

1 The remuneration committee
The remuneration committee is responsible for making recommendations to the board on remuneration policy as applied to Diageo's senior executives (including executive directors). It consists wholly of independent non-executive directors: Sir Robert Wilson (Chairman), RF Chase, Lord Hollick, M Lilja, JK Oates, WS Shanahan and PA Walker. The Chairman and the Chief Executive may, by invitation, attend remuneration committee meetings, except when their own remuneration is discussed. No director is involved in determining his or her own remuneration. The full committee met five times during the year and there was one sub-committee meeting.

2 Advice
During the year ended 30 June 2003, Diageo's Human Resources Director and Director of Performance and Reward were invited by the remuneration committee to provide their views and advice. The company, with the agreement of the remuneration committee, appointed the following independent and expert consultants:

- Towers Perrin provided external market data on levels of senior executive remuneration. They also provided other employee remuneration survey data.
- Kepler Associates reviewed and confirmed the total shareholder return of Diageo and the peer group companies for the 2000 TSR plan, the performance cycle for which ended on 31 December 2002. They provided no other services to Diageo during the year.
- Additional remuneration survey data published by Monks Partnership was presented to the committee. They provided no other services to Diageo during the year.

3 Remuneration policy
Diageo's current policy on executive directors' remuneration is to:

- set total remuneration with regard to competitive practice in the markets in which Diageo operates;
- reward individual, team and business performance through short and long term incentives based on challenging targets; and
- align executives' interests with those of shareholders through performance based incentives and shareholding requirements.

The details of the application of this policy during the year ended 30 June 2003 are set out in the sections below. The remuneration committee will be undertaking a full review of the future application of the policy during the year ending 30 June 2004.

The relative importance of performance and non performance-related remuneration elements for both executive directors is explained in the chart below which illustrates the policy for on-target performance for the year ended 30 June 2003:

Performance and non performance-related remuneration

Non performance-related	
Salary	**25%**
Performance-related	
Annual bonus	**37%**
Share options	**19%**
TSR plan	**19%**



3 Remuneration policy continued

Diageo's policy on non-executive directors' remuneration is that:

- within the limits set by the shareholders from time to time, remuneration should be sufficient to attract, motivate and retain world-class non-executive talent;
- remuneration practice should be consistent with recognised best-practice standards for non-executive directors' remuneration; and
- non-executive directors should not be granted share options by the company.

The fees of non-executive directors are normally reviewed every two years. Following a review, increased annual fees were approved by the Chairman and the executive directors as from 1 January 2003.

	To 31 December 2002	From 1 January 2003
Base fee	£35,000	£50,000
Senior non-executive director	£10,000	£20,000
Chairman of audit committee	£10,000	£20,000
Chairman of remuneration committee	£10,000	£10,000
Overseas attendance allowance (a)	–	£3,000

Note

(a) This allowance is payable each time an overseas based non-executive director is required to travel to attend board and committee meetings to reflect the additional time commitment involved.

4 Components of executive remuneration

The remuneration of executive directors is currently made up of the following components:

Basic salary Basic salaries are reviewed annually, usually in October, and any increases are determined according to the competitive market for executive directors, taking into account individual experience, contribution and performance.

Annual performance bonus Bonus payments are primarily based on improvements in profit on ordinary activities before exceptional items and tax of Diageo and its businesses for the year in question, based on information reported in the financial statements. This reflects Diageo's objective of driving organic growth. The targets for profit and for the level of bonus are determined by the remuneration committee at the commencement of each year.

Long term incentive plans The executive directors are also eligible to be considered for participation in long term incentive plans. These comprise the Total Shareholder Return (TSR) plan and the Senior Executive Share Option Plan (SESOP). For executive directors, the TSR plan and SESOP each comprise 50% of the expected value of their long term incentives for each year.

Executive directors are required to hold shares in Diageo to qualify for the full benefits of the long term incentive plans. This is consistent with Diageo's belief that its senior managers should also be shareholders. Required shareholdings are specified as a percentage of the executive director's basic salary. They were required to hold shares equivalent to 150% of their basic salary by 1 January 2003, rising to 225% by 1 January 2005.

(i) TSR plan Under this plan, the executive directors are granted a conditional right to receive shares. The awards to executive directors for the 2003-2005 cycle are for a number of shares equivalent to 150% of their basic salaries. The rights are awarded with effect from 1 January each year, and vest after a three year period (the 'performance cycle') subject to achievement of performance tests. The primary test, as detailed below, is comparative total shareholder return. In addition, the remuneration committee will not recommend the release of awards if it considers that there has not been an underlying improvement in Diageo's financial performance.

The primary performance test is a comparison of the percentage growth in Diageo's share price (assuming all dividends and capital distributions are re-invested), known as total shareholder return, with the TSR of a defined peer group of companies over a three year period. As previously reported, mergers and acquisitions have resulted in the peer group being reduced to 18 companies. For all current performance cycles, the peer group consists of Diageo and: Allied Domecq, Altria (formerly Philip Morris), Anheuser-Busch, Campbell Soup, Carlsberg, Coca-Cola, Colgate-Palmolive, Gillette, Heineken, Heinz, Kelloggs, McDonald's, Nestlé, PepsiCo, Procter & Gamble, Unilever and Yum! Brands. TSR calculations for performance cycles commencing up to 1 January 2001 are made in local currencies; calculations for cycles commencing on or after 1 January 2002 are converted to a common currency (US dollar) on a daily basis when determining the peer group rankings.

The following table shows the percentage of each award that will normally be released at the end of the relevant performance cycle, depending on the ranking achieved in the peer group:

								Ranking in peer group
	1-2	3	4	5	6	7	8	9	10-18
% of award released	150	142	114	94	83	72	61	50	nil

4 Components of executive remuneration continued

(ii) SESOP Under SESOP, an annual grant of options is made to participants. The remuneration committee decides the level of grants each year in the light of market practice. The share option grants made to executive directors in the year ended 30 June 2003 had a total face value of 375% of their basic salaries at the date of grant.

Options granted under SESOP may not normally be exercised unless a performance condition is satisfied. The performance condition applicable to the options granted to date under SESOP is linked to the increase in Diageo's basic earnings per share before goodwill amortisation and exceptional items (EPS), based on information reported in the financial statements, and is initially applied over a three year period. If the increase in EPS is at least 15 percentage points greater than the increase in the RPI over the same period, then all the options can be exercised. If the EPS increase is at least 12 percentage points greater than that of the RPI but less than 15 percentage points, half of the options can be exercised. If all or half of the options fail the initial performance condition, the three year assessment period will be rolled forward by a year and a retest carried out at that time. However, the performance condition can only be rolled forward a maximum of three times.

Share incentive plan For most UK employees, including executive directors, Diageo operates a tax favoured share plan under which shares can be appropriated to individuals annually up to the value of 10% of salary, subject to a cap of £3,000. Shares that have been appropriated are held in trust for the individual for a minimum three year period. If the shares are transferred to the individual after five years from the date of appropriation, no income tax is payable.

In addition, the company provides matching shares, to a maximum annual value of £750, to UK employees who make monthly share purchases. These shares are subject to holding requirements similar to those described above.

Savings-related share option schemes Diageo has established savings-related share option schemes which provide a savings and investment opportunity for employees in the United Kingdom, including the executive directors, the United States and many other countries. The UK scheme options may normally be exercised after three or five years, at a price equivalent to not less than 80% of the market value of the shares at the time of grant.

Pre-merger long term incentive plans Diageo's current incentive plans have replaced the previous incentive arrangements within GrandMet and Guinness, which were approved by their respective shareholders and were described in previous annual reports. Whilst awards and options granted under some of these plans (none of which are performance-related) continue to be held and exercised, no further grants will be made under them.

(i) Executive share option schemes Options were granted at market value at the date of grant, generally exercisable between a minimum of three or five years, and a maximum of 10 years, after grant. The last grants were made in 1997.

(ii) Senior Executive Phantom Share Option Scheme (SEPSOS) This share price related bonus scheme was established for a small number of GrandMet senior executives including executive directors. The last grants were made in 1996 and all payments will have been made within 10 years from the date of grant.

5 Service contracts

The Chairman has a letter of appointment for an initial five year term from 1 July 2000. On 3 September 2003, the board of directors resolved that this be extended for a further two years, to 30 June 2007. It is terminable on six months notice by either party or, if terminated by the company, by payment of six months fees in lieu of notice.

The executive directors have service agreements which provide for six months notice by the director or 12 months by the company and contain non-compete obligations. In the event of early termination by the company without cause, the agreements provide for predetermined compensation to be paid, equivalent to 12 months basic salary for the notice period and an equal amount in respect of all benefits. Mr Walsh's service contract with the company is dated 7 October 1999. Mr Rose's service contract with the company is dated 1 October 2000.

The non-executive directors do not have service contracts.

6 Performance graph

The graph below shows the total shareholder return for Diageo and the FTSE 100 Index since 30 June 1998. The FTSE 100 Index reflects the 100 largest UK quoted companies by market capitalisation and has been chosen because it is a widely recognised performance benchmark for large UK companies. The graph shows that Diageo outperformed the FTSE 100 Index over this five year period.

Total shareholder return Value of hypothetical £100 holding



FTSE 100
Diageo
140
120
100
80
60
40
20
0
Jun 98
Jun 99
Jun 00
Jun 01
Jun 02
Jun 03

7 Directors' emoluments and other payments

	Basic salary £000	Performance bonus £000	Share incentive plan £000	Other benefits (c) £000	2003 Total £000	2002 Total £000
Chairman – fees						
Lord Blyth (b)	**450**	**–**	**–**	**35**	**485**	404
Executive directors						
NC Rose	**453**	**616**	**3**	**35**	**1,107**	1,259
PS Walsh	**788**	**1,112**	**3**	**26**	**1,929**	2,278
JMJ Keenan (retired 30 October 2001)	**–**	**–**	**–**	**–**	**–**	779
	1,691	**1,728**	**6**	**96**	**3,521**	4,720
Non-executive directors – fees						
RF Chase	**43**	**–**	**–**	**1**	**44**	36
Lord Hollick	**43**	**–**	**–**	**1**	**44**	20
M Lilja	**52**	**–**	**–**	**1**	**53**	36
JK Oates	**58**	**–**	**–**	**1**	**59**	46
WS Shanahan	**52**	**–**	**–**	**1**	**53**	36
PA Walker	**43**	**–**	**–**	**1**	**44**	3
Sir Robert Wilson	**68**	**–**	**–**	**1**	**69**	56
	359	**–**	**–**	**7**	**366**	233
Total (a)	**2,050**	**1,728**	**6**	**103**	**3,887**	4,953

Notes
(a) In addition to the above emoluments, the executive directors received payments and made gains under long term incentive plans totalling £1,898,000 (2002 – £2,872,000 including £951,000 for JMJ Keenan). These payments and gains were in respect of NC Rose £215,000 (2002 –£535,000) of which £196,000 related to the release of awards from the 2000 TSR plan and £19,000 related to SEPSOS payments spread forwards from previous exercises; PS Walsh £1,683,000 (2002 – £1,386,000) of which £448,000 related to gains on the exercise of share options, £1,081,000 related to the release of awards from the 2000 TSR plan and £154,000 related to SEPSOS payments spread forwards from previous exercises.

(b) As reported in the 2002 directors' remuneration report, Lord Blyth's remuneration was increased on 1 January 2002 to £450,000. Of this amount, £150,000 must be used for monthly purchases of Diageo plc ordinary shares, which have to be retained by Lord Blyth until he retires or ceases to be a director.

(c) Other benefits include company cars, private use of chauffeur, fuel, product allowance, financial counselling, spouse travel, medical insurance and life insurance premiums.

Former director The company entered into a two year consultancy agreement with a company owned by JMJ Keenan, who retired as a director of Diageo plc on 30 October 2001. Under the terms of the agreement, Mr Keenan's company provides advice and assistance to the board for which it received £199,846 (2002 – £265,039) during the year ended 30 June 2003. During the year Mr Keenan also made gains from long term incentive plan awards that he was entitled to retain after his retirement in accordance with the plan rules. Mr Keenan received 145,418 shares under the 2000 TSR plan and £675,812 from the exercise of options under SESOP.

8 Directors' interests in long term incentive plans
The following table shows the directors' interests in the TSR plan and in SEPSOS. Details of executive share options are shown separately in section 10. The performance tests that apply to awards under the TSR plan are described in section 4.

		30 June 2002		Awards made during year (c)		Awards released during year			
	Date of award	Target award (a)	Maximum award (b)	Target award (a)	Maximum award (b)	Number (d)	Price in pence (e)	30 June 2003 (f)	Performance cycle (g)
NC Rose									
TSR Plan	25 Feb 00	27,543	41,315			31,371	625	nil	Jan 00 – Dec 02
	23 Feb 01	99,303	148,954					148,954	Jan 01 – Dec 03
	22 Feb 02	89,958	134,937					134,937	Jan 02 – Dec 04
	21 Feb 03			86,574	129,861			129,861	Jan 03 – Dec 05
		216,804	325,206	86,574	129,861	31,371		413,752	
PS Walsh									
TSR Plan	25 Feb 00	151,869	227,804			172,978	625	nil	Jan 00 – Dec 02
	23 Feb 01	182,927	274,390					274,390	Jan 01 – Dec 03
	22 Feb 02	156,903	235,354					235,354	Jan 02 – Dec 04
	21 Feb 03			150,564	225,846			225,846	Jan 03 – Dec 05
SEPSOS	4 Jan 96		30,000					30,000	
		491,699	767,548	150,564	225,846	172,978		765,590	

Notes
(a) This number reflects 100% of the shares initially awarded under the TSR plan. Only half this number of shares would be released for achieving position nine and no shares would be released for achieving a position of 10 or below.

(b) This number reflects that 150% of the shares initially awarded under the TSR plan would be released for achieving position one or two. For SEPSOS this number reflects the outstanding number of phantom options. These are fully exercisable until January 2006 at an exercise price of 459 pence.

(c) The price on 21 February 2003, the award date, was 625 pence.

(d) The three year performance cycle for the 2000 TSR award ended on 31 December 2002. Diageo's EPS over the performance cycle exceeded the rise in the RPI. This was determined to represent an underlying improvement in financial performance which permitted release of the awards. The number of shares released was determined by the remuneration committee at 114% of the original target award based on a ranking at position four in the peer group at the end of the performance cycle. This ranking was confirmed by Kepler Associates.

(e) The price on 21 February 2003, the release date. The market price when the award was made on 25 February 2000 was 478 pence.

(f) The directors' interests at 18 August 2003 are the same as at 30 June 2003.

(g) The period over which the TSR performance is measured. The remuneration committee will normally approve the release of awards in the February following the end of the performance cycle.

9 Pension provision
Scheme details NC Rose and PS Walsh are members of the Diageo Pension Scheme. They accrue pension rights at the rate of one-thirtieth of basic salary per annum subject only to Inland Revenue limits. No actuarial reduction is applied to pensions payable from the age of 57, subject to company consent. Bonus payments and other benefits are not included in pensionable pay. Their pensions are guaranteed to increase in line with inflation up to a level of 5% per annum, and they have guarantees that such increases will not be lower than 3% per annum and that their pensions at normal pension age of 62 will not be less than two-thirds of basic salary in the 12 months prior to retirement. On death in service, a lump sum of four times pensionable salary is paid, along with a spouse's pension of two-thirds of the member's prospective pension. When an executive director dies after retirement, a spouse's pension of two-thirds of the member's pension is paid. None of the executive directors are required to make pension contributions and no company contributions were paid during the year.

For executives who entered service after 31 May 1989, the benefits which can be provided from the Diageo Pension Scheme are restricted by the operation of the Inland Revenue earnings cap. Such executives, including any directors, receive total pension benefits of the same value as if the earnings cap did not apply. All benefits earned during the year in respect of earnings above the cap will be provided by the company on an unfunded basis.

Executive directors' pension benefits Details of the accrued pension to which each director is entitled had they left service on 30 June 2003 and the transfer value of those accrued pensions are shown in the following table. The accrued pensions shown represent the annual pension to which each executive director would be entitled at normal retirement age of 62. The transfer value is broadly the cost to Diageo if it had to provide the equivalent pension benefit. The method of calculating transfer values changed in the year. The transfer values shown in the following table have been calculated in accordance with the Guidance Note published by the Institute and Faculty of Actuaries (GN11).

9 Pension provision continued

	Age at 30 June 2003 Years	Pensionable service at 30 June 2003 Years	Accrued pension at 30 June 2002 £000 pa	Additional pension accrued during the year (a) £000 pa	Accrued pension at 30 June 2003 £000 pa	Transfer value at 30 June 2002 (b) £000	Increase in transfer value during the year £000	Transfer value at 30 June 2003 £000
NC Rose	45	11	135	26	161	1,177	402	1,579
PS Walsh	48	21	449	57	506	4,517	1,214	5,731

Notes
(a) Of the additional pension accrued in the year, the increases attributable to factors other than inflation were £24,000 for NC Rose and £49,000 for PS Walsh.

(b) The transfer values at 30 June 2002 as calculated in accordance with the method used at that time were £1,079,000 for NC Rose and £4,142,000 for PS Walsh. The executive directors made no contributions in the year.

10 Executive share options and savings-related share options
The following table shows, for the directors who held office during the year, the number of options held under all executive share option schemes and savings-related schemes.

US options were granted over ADSs at dollar prices (one ADS is equivalent to four ordinary shares); the option holdings and prices in the table are stated as ordinary share equivalents in pence. The mid-market price of the ordinary shares at 30 June 2003 was 647 pence (30 June 2002 – 852 pence; 18 August 2003 – 661 pence). The highest mid-market price during the year was 851 pence and the lowest mid-market price was 582 pence. 'Exercisable' options are those that had vested and could be exercised in the option period; 'not exercisable' are those options where the minimum holding period was not then completed. The 'option period' starts from the earliest month any options could have been, or may be, exercised under their terms and ends with the month in which the last options lapse.

	30 June 2002	Granted (a)	Exercised	Market price	30 June 2003	Option price	Option period
UK options							
NC Rose							
Exercisable	11,069				11,069	402	Jun 98 – Jun 05
	136,548				136,548	518	Dec 02 – Dec 09
Not exercisable	242,760 (b)				242,760	587	Sep 03 – Sep 10
	3,450				3,450	489	Dec 04 – May 05
	234,716				234,716	687	Sep 04 – Sep 11
		212,450			212,450	759	Oct 05 – Oct 12
		18,292			18,292	615	Mar 06 – Mar 13
	628,543	230,742			859,285		
PS Walsh							
Exercisable	470,559				470,559	518	Dec 02 – Dec 09
Not exercisable	447,189 (b)				447,189	587	Sep 03 – Sep 10
	3,341				3,341	505	Dec 05 – May 06
	409,389				409,389	687	Sep 04 – Sep 11
		370,553			370,553	759	Oct 05 – Oct 12
		30,487			30,487	615	Mar 06 – Mar 13
	1,330,478	401,040			1,731,518		
US options							
PS Walsh							
Exercisable	198,232		(158,232)	745	40,000	462	Jan 99 – Jan 06
	1,528,710	401,040	(158,232)		1,771,518		

Notes
(a) Options granted during the year were options granted under SESOP, which are subject to performance conditions.

(b) After 30 June 2003, the performance conditions in respect of the 2000 grant were measured. Growth in Diageo's EPS before goodwill amortisation and exceptional items (EPS) over the three years ended 30 June 2003 was 29.9% compared with an RPI increase over the same period of 6.0%. Consequently, Diageo's EPS increase comfortably exceeded the test (RPI plus 15 percentage points) and these options will become exercisable in full in September 2003.

11 Share and other interests
The beneficial interests of the directors in office at 30 June 2003 in the ordinary shares of the company are shown in the table below.

	Ordinary shares		
	18 August 2003	30 June 2003	30 June 2002
Chairman			
Lord Blyth	**30,920**	**28,620**	15,443
Executive directors			
NC Rose	**123,768**	**123,711**	88,308
PS Walsh	**591,229**	**591,172**	440,071
Non-executive directors			
RF Chase	**11,355**	**11,355**	10,986
Lord Hollick	**5,000**	**5,000**	–
M Lilja	**1,507**	**1,507**	1,507
JK Oates	**3,208**	**3,208**	3,116
WS Shanahan	**16,000**	**16,000**	8,000
PA Walker	**7,250**	**7,250**	–
Sir Robert Wilson	**8,263**	**8,263**	8,263
Total	**798,500**	**796,086**	575,694

Notes
(a) At 30 June 2003, NC Rose and PS Walsh also had an interest in 16,528 shares and 447,580 shares subject to call options (30 June 2002 – 28,528 and 447,580; 18 August 2003 – 16,528 and 447,580) held by a trust to satisfy grants made under ex-GrandMet incentive plans; and they also had an interest in 8,316,116 shares (30 June 2002 – 6,038,078; 18 August 2003 – 8,415,244) held by trusts to satisfy grants made under Diageo incentive plans and savings-related share option schemes.

(b) At 30 June 2003, WS Shanahan also had an interest in 850 9.42% cumulative guaranteed preferred securities, series A issued by Grand Metropolitan Delaware, LP (30 June 2002 – nil; 18 August 2003 – 850).

12 Additional information
Lord Blyth is a partner in Greenhill & Co., LLC, which during the year ended 30 June 2003 received fees of $8 million (£5 million) for its advice to Diageo in respect of the disposal of Burger King. Lord Blyth did not participate in the selection of advisers, nor did he advise Greenhill & Co., LLC in relation to this transaction.

As reported last year, Diageo had an outstanding forward foreign currency transaction at 30 June 2002 with PS Walsh in connection with his relocation from the United States to the United Kingdom. This transaction matured on 21 March 2003 and Diageo bought US$0.5 million from him for £0.34 million. The transaction was hedged with a third party on identical terms and involved no cost to the group.

In May 2003, the company granted rolling indemnities to the directors, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as directors of the company or of one or more of its subsidiaries. The company secretary was granted an indemnity, on similar terms, covering her role as company secretary of the company and company secretary or director of one or more of its subsidiaries.

During the year, Lord Hollick and PS Walsh informed the company that they had purchased seasonal developments at Gleneagles from a subsidiary of the company, Gleneagles Resort Developments Limited. The transactions were priced on the same basis as all the external seasonal development transactions and were at arm's length. The values of the transactions were: Lord Hollick – £25,000; PS Walsh – £43,000.

The total emoluments for the year ended 30 June 2003 of the directors and senior management (members of Diageo's Executive Committee and the company secretary) of Diageo plc comprising basic salary, annual performance bonus, share incentive plan and other benefits were £10,468,575. The aggregate amounts of gains made by the directors and senior management from the exercise of share options and from the vesting of awards during the year was £3,321,254 and payments under other long term incentive plans was £786,161. In addition, they were granted 1,967,814 options during the year at a weighted average share price of 749 pence, exercisable by 2013. They were also initially awarded 710,944 shares under the TSR Plan in February 2003, which will vest in three years subject to the performance tests described in section 4.

12 Additional information continued

At 18 August 2003, the directors and senior management had an aggregate beneficial interest in 1,361,670 ordinary shares in the company and in the following options:

	Number	Weighted average exercise price	Option period
Options over ordinary shares			
NC Rose	859,285	644	Jun 98 – Mar 13
PS Walsh	1,771,518	625	Jan 99 – Mar 13
Other members of the executive committee and company secretary	5,043,304	628	Apr 97 – Mar 13
	7,674,107		
SEPSOS phantom options			
PS Walsh	30,000	459	Jan 01 – Jan 06
Other members of the executive committee and company secretary	29,442	423	Jan 99 – Jan 05
	59,442		

Other than disclosed in this report, no director had any interest, beneficial or non-beneficial, in the share capital of the company. The register of directors' interests (which is open to shareholders' inspection) contains full details of directors' share interests. Save as disclosed above, no director has or has had any interest in any transaction which is or was unusual in its nature, or which is or was significant to the business of the group and which was effected by any member of the group during the financial year, or which having been effected during an earlier financial year, remains in any respect outstanding or unperformed. There have been no material transactions during the last three years to which any director or officer, or 3% shareholder, or any relative or spouse thereof was a party. There is no significant outstanding indebtedness to the company by any directors or officer or 3% shareholder.

Corporate governance report

Combined Code

Diageo's board and executive committee are committed to achieving the highest standards of corporate governance, corporate responsibility and risk management in directing and controlling the business. They are pleased to report that the company has complied throughout the year with the provisions of section 1 of the Combined Code on Corporate Governance issued in 1998 by the Hampel Committee and annexed to the Listing Rules by the Financial Services Authority. The way in which the principles of good governance are applied is described below.

Board of directors

Diageo's board consists of its non-executive Chairman, Chief Executive, CFO and seven independent non-executive directors. The non-executive directors are all experienced and influential individuals from a range of industries and geographies. Their mix of skills and business experience is a major contribution to the proper functioning of the board and its committees, ensuring matters are fully debated and no individual or group dominates the board's decision-making processes. The senior non-executive director is Sir Robert Wilson, Chairman of Rio Tinto plc. The biographical details of the directors, together with their committee memberships, are given in 'Directors and senior management' above.

Diageo plc's articles of association provide that at each Annual General Meeting (AGM) of Diageo one-third of the directors shall retire from office by rotation and are then eligible for re-election by the shareholders. The number of directors, and the requirement of the company's articles in relation to rotation, result in each director standing for re-election not less frequently than every three years. Any new director appointed by the board must be elected at the next AGM to continue in office. New directors receive orientation training in relation to the group and its business, for example in relation to its assurance processes, environmental policies and social responsibility policies and practices.

The board meets six times a year, in addition to an annual strategy conference held off-site with the full executive committee for two days at which the group's strategy is reviewed in depth. The board receives detailed financial information and regular presentations from executives on the business' performance, in addition to items for decision and minutes of board committees in advance of each board meeting. This enables the directors to make informed decisions on corporate and business issues under consideration.

There is a formal schedule of matters reserved to the board for decision to ensure that key policy and strategic decisions are made by the full board. Otherwise, the board has delegated authority for day-to-day management of the group's affairs to the Chief Executive, Paul Walsh, who is supported by the executive committee. The biographical details of the executive committee's members are given in 'Directors and senior management' above.

The board makes decisions and reviews and approves key policies and decisions of the company in particular in relation to:

- Corporate governance;
- Compliance with laws, regulations and the company's code of business conduct;
- Corporate citizenship, ethics, environment;
- Group strategy and operating plans;
- Business development including major investments and disposals;
- Financing and treasury;
- Appointment or removal of directors;
- Remuneration of directors;
- Risk management;
- Financial reporting and audit;
- Pensions.

The Chairman, Lord Blyth, is principally responsible for the effective operation and chairing of the board and for ensuring that information that it receives is sufficient to make informed judgements. He also provides support to the Chief Executive, particularly in relation to external affairs. He spends between two and three days each week on the company's affairs and, because of the closer relationship he has with the company as Chairman, he is not considered to be an independent director.

The company secretary is responsible for ensuring that board processes and procedures are appropriately followed and support effective decision-making and governance. SM Bunn was appointed company secretary on 1 March 2003 upon the retirement of RH Myddelton. She is appointed by, and can only be removed by, the board. She is also responsible for ensuring that new directors receive appropriate training and induction into Diageo. All directors have access to the company secretary's advice and services and there is also a formal procedure for directors to obtain independent professional advice in the course of their duties, if necessary, at the company's expense.

Board committees

The board has established several committees, each with clearly defined terms of reference, procedures, responsibilities and powers.

Audit committee The audit committee is chaired by JK Oates and consists of all the independent non-executive directors. The company secretary is secretary to the committee. The CFO, group business risk director and external auditor are normally invited to attend meetings. The audit committee is responsible for: monitoring the adequacy and effectiveness of the systems of risk management and internal control; reviewing the workplans and findings of the business risk function; oversight of the compliance programme; reviewing the selection, reappointment, independence and findings of the external auditor; and reviewing the preliminary and interim announcements, annual and interim financial statements and related accounting policies and key judgement areas.

Activities of the audit committee The committee met five times in the year and reported its conclusions to the full board. The committee formally reviewed draft interim and annual reports and associated preliminary and interim announcements, focusing on key areas of judgement, critical accounting policies and any changes required to those. It reviewed the work of the filings assurance committee described below and external audit findings. The committee spent considerable time at each of its meetings reviewing the effectiveness and findings from the risk management and internal control processes described below including review of risk mitigation plans for critical risks. It reviewed the work of the audit and risk committee described below. To support it in this activity it had available to it the resources of the business risk group which supports the processes for identifying and assessing the management of significant business risks and conducts internal audits across the whole of the group's business. The committee reviewed the findings from all reviews undertaken by the business risk group and the rolling workplans of that group. The committee also reviewed quarterly a report in respect of the compliance programme described below. The committee reviewed its own effectiveness through an annual self-assessment in December.

Monitoring of external auditor During the year, the audit committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim announcement and its audit of the annual financial statements. The committee also met three times with the external auditor alone, with no executive or staff member present. On the basis of this and comparison with both business risk group findings and other information available to the directors, the audit committee is able to assess the ongoing effectiveness of the external audit. In reviewing the independence of the external auditor, the audit committee considered a number of factors. These include the standing, experience and tenure of the external audit director; the nature and level of services provided by the external auditor; and confirmation from the external auditor that it has complied with relevant UK and US independence standards. In addition, the audit committee reconsidered the group's policy in relation to the use of the external auditor for non-audit services and confirmed the principles underlying the existing policy that:

- it may be desirable to use the external auditor for the provision of certain non-audit services;
- for other non-audit services it is acceptable to use the external auditor, subject to good purchasing procedures;
- with the exception of those services which are prohibited by law or regulation, there are no services which the external auditor may not provide where they are best placed or considered to be the service provider offering the best value.

However, reflecting recent regulatory developments the audit committee approved a new policy, effective 1 May 2003. Under this policy the provision of any service must now be approved by the audit committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the audit committee pre-approved. These pre-approved service categories relate to services where the audit committee considers that the use of the external auditor is consistent with the above principles. The monetary threshold and the pre-approved service categories will be reviewed annually by the audit committee. The pre-approved service categories may be summarised as follows:

- accounting advice, employee benefit plan audits, and audit or other attest services required by statute or requested by management and not otherwise prohibited;
- due diligence relating to acquisitions and disposals, and other support relating to disposals;
- internal control reviews;
- accounting and fraud investigations; and
- certain tax services, including tax compliance; tax services on behalf of employees; tax planning and related implementation advice in relation to acquisitions, disposals and other reorganisations.

Nomination committee Chaired by Lord Blyth, this committee comprises all the non-executive directors. The committee is responsible for keeping under review the composition of the board and succession to it. It makes recommendations to the board concerning appointments to the board, whether of executive or non-executive directors, having regard to the balance and structure of the board and the required blend of skills and experience. The committee has responsibility to:

- ensure that all members of the committee (or of a sub-committee appointed by the committee) hold meetings with possible candidates for future board membership;
- ensure any possible conflict of interest issues in respect of external candidates are fully considered;
- arrange for all directors to have the opportunity to meet potential external appointees before their appointment is formally proposed at a board meeting;
- establish and disband any sub-committee, determine its membership, terms of reference and the extent of its delegated powers;
- employ the services of such advisers and take such soundings within and outside the company as it deems necessary to fulfil its responsibilities.

Remuneration committee This committee is chaired by Sir Robert Wilson and comprises all the independent non-executive directors. The committee is responsible for making recommendations to the board on remuneration policy and on the remuneration of executive directors and members of the executive committee.

The Chairman and the Chief Executive may attend remuneration committee meetings, except when their own remuneration is discussed. No director is involved in determining his or her own remuneration. The full committee met five times during the year and there was one sub-committee meeting. Details of the policy and of the remuneration of the directors are given in the directors' remuneration report.

Executive direction and control

The executive committee, appointed and chaired by the Chief Executive, consists of the individuals responsible for the key components of the business: North America and the European major markets, key and venture markets, global supply and the global functions. It met for around two days eight times during the year, including the joint annual strategy conference with the board, and spent most of its time discussing strategy, people and performance (including brands). Responsibility and authority (within the financial limits set by the board) are delegated by the Chief Executive to individual members of the executive committee who are accountable to him for the performance of their business units.

Executive direction and control procedures include approval of annual three-year rolling strategic plans submitted by each business unit executive and quarterly business reviews. These reviews are generally attended by at least two members of the executive committee and held in market. The reviews focus on business performance management and specific issues around brands, people, key business decisions and risk management.

The Chief Executive has created several executive working groups to which are delegated particular tasks, generally with specific time spans and success criteria. He has also created committees, intended to have an ongoing remit, including the following:

Audit and risk committee chaired by the Chief Executive and responsible for overseeing the approach to securing effective risk management and control in the business, reviewing and challenging the sources of assurance as to their adequacy and reporting periodically on the above to the audit committee or to the board.

Corporate citizenship committee chaired by the CEO and responsible for making decisions and recommendations to the executive committee or board. The main areas addressed by the committee include: policies and codes (eg, occupational health and safety, human rights); social programmes (including alcohol education); environmental matters; community affairs; reputation issues referred by the Diageo brand committee; and measuring and reporting on social, environmental and economic performance. The committee seeks to identify social, community and environmental areas where the group could be at risk or where there is scope for positive impact on the communities where we operate. Policies and processes have been developed and implemented to manage each of these. Progress against these is reported periodically to the board and publicly through a separate corporate citizenship report, which is subject to external verification. That report and the group's social, ethical and environmental policies are published on the Diageo web site. A copy of the corporate citizenship report is available on request. The company has communicated its policies widely and in key areas has established management systems to manage, monitor and enhance impacts. Wherever possible, these management systems are incorporated into existing practices such as the quality management programme or the procurement and vendor selection procedures.

Finance committee chaired by the CFO and responsible for making decisions or recommendations to the board on funding strategy, capital structure and management of financial risks and the policies and control procedures required to implement the financial strategy, including financial issues relating to treasury and taxation. Treasury activity is managed centrally within tightly defined dealing authorities and procedures proposed by the finance committee and approved by the board.

Filings assurance committee chaired by the CFO and including the Chief Executive, this committee is responsible for implementing and monitoring the processes which ensure that the company complies with all relevant UK, US or other regulatory filing provisions, including those imposed by the Sarbanes-Oxley Act or deriving from it.

As at the end of the period covered by this report, the committee carried out an evaluation of the effectiveness of the design and operation of Diageo's disclosure controls and procedures. These are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarised and reported within specified time periods. As of the date of the evaluation, the Chief Executive and the CFO concluded that the design and operation of these disclosure controls and procedures were effective. The company has developed a programme to transfer a number of its transaction processes (principally in relation to recording of sales and purchases) from business units to shared service centres using common global processes supported by new systems. During the period the transaction processing for a number of business units, principally related to operations in Ireland, has been transferred to shared service centres and further business unit transfers are planned for coming years.

Risk management and internal control

The group's aim is to manage risk and to control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunity in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; support operational effectiveness and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group, in accordance with the guidance of the Turnbull committee on internal control. This process has been in place for the full financial year and up to the date the financial statements were approved.

Business units, groups of business units and the Diageo executive committee each perform a risk assessment at least annually as an integral part of their strategic planning. Business unit risk assessments and the activities planned to manage those risks are reviewed by relevant executives, for example at quarterly business reviews. The summary of all business unit risk assessments and the executive risk assessment are reviewed by the audit and risk committee and by the audit committee of the board. Those committees gain assurance in relation to the effectiveness of risk management and control from: summary information in relation to the management of identified risks; detailed review of the effectiveness of management of selected key risks; the independent work of the business risk group which supports and challenges risk assessments, supports and challenges management to improve the effectiveness of management of identified key risks and conducts internal audits; and external audit work and findings. In addition, a control self assessment is completed annually by each business unit or function, against control objectives and criteria defined within the relevant business and financial processes.

The risk assessment and management processes described above are also applied to major business decisions or initiatives, such as acquisitions or disposals. Additional risk management activity is focused directly towards operational risks within the business including health and safety, product quality and environmental risk management.

The above risk management processes and systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve the group's strategic objectives. It should be recognised that such systems can only provide reasonable, not absolute, assurance against material misstatement or loss. Summary information and findings are regularly reported to the audit committee.

The directors acknowledge that they are responsible for the group's systems of internal control and risk management and for reviewing their effectiveness. They confirm that they have reviewed their effectiveness, based on the procedures described above, during the period.

Compliance programme

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. The board has established a compliance programme to support achievement of this commitment. The code of business conduct sets out expectations of Diageo businesses and employees in relation to issues such as conflicts of interest, competition law, insider trading and corrupt payments as well as illegal acts in general. A marketing code establishes the principles that Diageo follows in relation to advertising and promotion of its products. The full texts of the code of conduct, marketing code and compliance programme are available on the company's web site.

Compliance programme guidelines specify the manner in which any potential violations of these expectations should be dealt with, including line manager reporting and an independent 'speak up' line. The latter has been promoted to employees, is operated independently and reports in to the secretary to the audit committee and the compliance programme director for report to the audit committee. There is an annual certification requirement for all senior employees to confirm compliance with the code of conduct or to identify areas of possible non-compliance to the compliance programme director. Training and monitoring activities are also undertaken. Both the audit and risk committee and the audit committee review the operation of the programme.

Relations with shareholders

The company values its dialogue with both institutional and private investors. Institutional shareholders, fund managers and analysts are kept informed through regular meetings and presentations. For the benefit of private investors, Diageo produces the short-form Annual Review, which contains the information believed to be of most interest to them. Approximately 85% of private investors have elected to receive only this document rather than the full annual report. Shareholders can also choose to receive e-mail notification when shareholder documents and new company information are published on Diageo's web site. The web site also provides shareholders with the facility to check their shareholdings on-line and to send any questions they may have to the company.

Shareholders are invited to write in to the Chairman (or any other director) and express their views on any issues of concern at any time and the AGM provides an opportunity for shareholders to put their questions in person. The chairmen of the audit, nomination and remuneration committees are available at AGMs to take any relevant questions.

At general meetings, a schedule of the proxy votes cast is made available to all shareholders. The company proposes a separate resolution on each substantially separate issue and does not bundle resolutions together inappropriately. Resolutions on the receipt of the reports and accounts and the approval of the directors' remuneration report are put to the shareholders.

Charitable and political donations

During the year, UK group companies made donations of £6.5 million (2002 – £6.9 million) to charitable organisations including the Diageo Foundation and £2.7 million (2002 – £2.7 million) to the Thalidomide Trust. The Diageo Foundation made charitable donations of £1.5 million (2002 – £1.8 million) during the year. In the rest of the world, group companies made charitable donations of £12.5 million (2002 – £10.0 million).

The group has not given any money for political purposes in the United Kingdom. The group made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.6 million during the year.

Supplier payment policies and performance

Given the international nature of the group's operations, there is no group standard in respect of payments to suppliers. Operating companies are responsible for agreeing terms and conditions for their business transactions when orders for goods and services are placed, ensuring that suppliers are aware of the terms of payment and including the relevant terms in contracts where appropriate. These arrangements are adhered to when making payments, subject to the terms and conditions being met by the supplier.

Creditor days have not been calculated, as the company had no trade creditors at 30 June 2003. The company's invoices for goods and services are settled by subsidiaries acting as agents for the company.

Statement of directors' responsibilities

The following statement, which should be read in conjunction with the independent auditor's report set out before the financial statements, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditor in relation to the financial statements.

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group at the end of the financial year and of the profit or loss for the financial year. The directors, in preparing these financial statements, consider that the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all applicable accounting standards have been followed.

The directors have responsibility for ensuring that the company keeps accounting records which disclose with reasonable accuracy the financial position of the company and which enable them to ensure that the financial statements comply with the Companies Act 1985. The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

The directors, having made appropriate enquiries, consider that the company and the group have adequate resources to continue in operational existence for the foreseeable future, and that therefore it is appropriate to adopt the going concern basis in preparing the financial statements.

Directors' report

The directors have pleasure in submitting their annual report for the year ended 30 June 2003.

Annual General Meeting
The AGM will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 2.30 pm on Wednesday, 22 October 2003.

Dividends
Diageo paid an interim dividend of 9.9 pence per share on 7 April 2003. The directors recommend a final dividend of 15.7 pence per share. Subject to approval by members, the final dividend will be paid on 27 October 2003 to shareholders on the register on 19 September 2003. A dividend reinvestment plan, which enables ordinary shareholders to invest their dividends in ordinary shares, is available in respect of the final dividend and the plan notice date is 6 October 2003.

Directors
The directors of the company who served during the year are listed under 'Directors and senior management' above. Lord Blyth, JK Oates and PS Walsh retire by rotation at the AGM in accordance with the articles and, being eligible, offer themselves for re-election. The executive director proposed for re-election will have an unexpired contract term of one year. The non-executive directors proposed for re-election do not have service contracts. Further details of directors' contracts and their interests in the shares of the company at 30 June 2003 are given in the directors' remuneration report above. Lord Blyth's term as Chairman was extended by the board of directors on 3 September 2003, for a further two years, to 30 June 2007. JK Oates will seek re-election for a one year term at this year's AGM and, subject to re-election, will retire at the 2004 AGM. Sir Robert Wilson, senior non-executive director and chairman of the remuneration committee, will retire by rotation at this year's AGM and will not seek a further term on the board. On 3 September 2003, the board of directors appointed RF Chase as senior non-executive director and chairman of the remuneration committee, with effect from 23 October 2003.

Auditor
The auditor, KPMG Audit Plc, is willing to continue in office and a resolution for its re-appointment as auditor of the company will be submitted to the AGM.

Purchases of own shares
At the 2002 AGM, shareholders gave the company renewed authority to purchase a maximum of 321 million ordinary shares. During the year ended 30 June 2003, Diageo purchased, and subsequently cancelled, 116 million ordinary shares (nominal value £34 million), representing approximately 4% of the issued ordinary share capital at 18 August 2003, for a consideration including expenses of £852 million.

Other information
Other information that in previous years has been in the directors' report may now be found in the following sections of the annual report.

Information	*Location in annual report*
Business activities and development	Chief Executive's review and Business description
Corporate citizenship	Corporate governance report
Charitable and political donations	Corporate governance report
Employment policies	Business description – Premium drinks – Employees
Purchase of own shares	Operating and financial review – Balance sheet
Supplier payment policies and performance	Corporate governance report
Shareholdings in the company	Additional information for shareholders – Major shareholders

The directors' report of Diageo plc for the year ended 30 June 2003 comprises this page and the sections of the annual report referred to under' Other information' and ' Directors' above.

The directors' report was approved by a duly appointed and authorised committee of the board of directors on 3 September 2003 and signed on its behalf by Susanne Bunn, the Company Secretary.

Consolidated financial statements and other financial information

Independent auditor's report

We have audited the accounts on pages 72 to 128.

We have also audited the information on the directors' remuneration report that is described as having being audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinion we have formed.

Respective responsibilities of directors and auditor

The directors are responsible for preparing the annual report and the directors' remuneration report. As described on page 69, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. The directors have also presented additional information under US requirements. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, auditing standards generally accepted in the United Kingdom, the Listing Rules of the United Kingdom Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the statement on page 65 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and internal control procedures.

We read the other information contained in the annual report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the directors' remuneration report to be audited.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the company and the group as at 30 June 2003 and of the profit of the group for the year then ended and the accounts and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants, Registered Auditor
London, England

3 September 2003

Consolidated profit and loss account

	Notes	Year ended 30 June 2003 Before exceptional items £ million	Exceptional items £ million	Total £ million	Year ended 30 June 2002 Before exceptional items £ million	Exceptional items £ million	Total £ million
Turnover							
Continuing operations		8,961	–	8,961	8,704	–	8,704
Discontinued operations		479	–	479	2,578	–	2,578
	2	9,440	–	9,440	11,282	–	11,282
Operating costs	4,7	(7,411)	(168)	(7,579)	(9,176)	(453)	(9,629)
Operating profit							
Continuing operations		1,976	(168)	1,808	1,766	(432)	1,334
Discontinued operations		53	–	53	340	(21)	319
	2	2,029	(168)	1,861	2,106	(453)	1,653
Share of associates' profits	6	478	(21)	457	324	(41)	283
		2,507	(189)	2,318	2,430	(494)	1,936
Disposal of fixed assets							
Continuing operations			(42)	(42)		1	1
Discontinued operations			(1)	(1)		(23)	(23)
	7		(43)	(43)		(22)	(22)
Sale of businesses							
Continuing operations			16	16		512	512
Discontinued operations			(1,286)	(1,286)		309	309
	7		(1,270)	(1,270)		821	821
Interest payable (net)	8	(351)	–	(351)	(399)	–	(399)
Profit/(loss) before taxation		2,156	(1,502)	654	2,031	305	2,336
Taxation	9	(539)	52	(487)	(511)	(121)	(632)
Profit/(loss) after taxation		1,617	(1,450)	167	1,520	184	1,704
Minority interests							
Equity		(56)	–	(56)	(49)	–	(49)
Non-equity		(35)	–	(35)	(38)	–	(38)
Profit/(loss) for the year		1,526	(1,450)	76	1,433	184	1,617
Dividends	10	(786)	–	(786)	(767)	–	(767)
Transferred (from)/to reserves		740	(1,450)	(710)	666	184	850
Pence per share	11						
Basic earnings		49.0p	(46.6)p	2.4p	43.2p	5.6p	48.8p
Diluted earnings		49.0p	(46.6)p	2.4p	43.1p	5.6p	48.7p
Dividends		25.6p	–	25.6p	23.8p	–	23.8p
Average shares				3,113m			3,316m

The accompanying notes are an integral part of these financial statements.

Consolidated profit and loss account continued

		Year ended 30 June 2001		
		Before exceptional items	Exceptional items	Total
	Notes	£ million	£ million	£ million
Turnover				
Continuing operations		7,580	–	7,580
Discontinued operations		5,241	–	5,241
	2	12,821	–	12,821
Operating costs	4,7	(10,720)	(228)	(10,948)
Operating profit				
Continuing operations		1,430	(153)	1,277
Discontinued operations		671	(75)	596
	2	2,101	(228)	1,873
Share of associates' profits	6	203	–	203
		2,304	(228)	2,076
Disposal of fixed assets				
Continuing operations			25	25
Discontinued operations			(6)	(6)
	7		19	19
Sale of businesses				
Continuing operations			28	28
Discontinued operations			(51)	(51)
	7		(23)	(23)
Interest payable (net)	8	(350)	–	(350)
Profit/(loss) before taxation		1,954	(232)	1,722
Taxation	9	(468)	33	(435)
Profit/(loss) after taxation		1,486	(199)	1,287
Minority interests				
Equity		(43)	–	(43)
Non-equity		(37)	–	(37)
Profit/(loss) for the year		1,406	(199)	1,207
Dividends	10	(751)	–	(751)
Transferred to reserves		655	(199)	456
Pence per share	11			
Basic earnings		41.6p	(5.9)p	35.7p
Diluted earnings		41.6p	(5.9)p	35.7p
Dividends		22.3p	–	22.3p
Average shares				3,377m

The accompanying notes are an integral part of these financial statements.

Consolidated balance sheet

	Notes	30 June 2003 £ million	30 June 2003 £ million	30 June 2002 £ million	30 June 2002 £ million
Fixed assets					
Intangible assets	12	**4,288**		5,434	
Tangible assets	13	**1,974**		2,545	
Investment in associates	14	**3,034**		2,899	
Other investments	14	**447**		284	
			9,743		11,162
Current assets					
Stocks	15	**2,193**		2,316	
Debtors – due within one year	16	**2,173**		2,209	
Debtors – due after one year	16	**897**		1,210	
Cash at bank and liquid resources	17	**1,191**		1,596	
		6,454		7,331	
Creditors – due within one year					
Borrowings	17	**(3,563)**		(3,718)	
Other creditors	19	**(3,283)**		(3,645)	
		(6,846)		(7,363)	
Net current liabilities			**(392)**		(32)
Total assets less current liabilities			**9,351**		11,130
Creditors – due after one year					
Borrowings	17	**(2,981)**		(3,711)	
Other creditors	19	**(18)**		(49)	
			(2,999)		(3,760)
Provisions for liabilities and charges	20		**(869)**		(814)
			5,483		6,556
Capital and reserves					
Called up share capital	22		**897**		930
Share premium account		**1,327**		1,324	
Revaluation reserve		**120**		129	
Capital redemption reserve		**3,046**		3,012	
Profit and loss account		**(436)**		606	
Reserves attributable to equity shareholders	23		**4,057**		5,071
Shareholders' funds			**4,954**		6,001
Minority interests					
Equity		**186**		184	
Non-equity	25	**343**		371	
			529		555
			5,483		6,556

The accompanying notes are an integral part of these financial statements.

These financial statements were approved by a duly appointed and authorised committee of the board of directors on 3 September 2003 and were signed on its behalf by PS Walsh and NC Rose, directors.

Consolidated cash flow statement

	Notes	Year ended 30 June 2003 £ million	Year ended 30 June 2002 £ million	Year ended 30 June 2001 £ million
Net cash inflow from operating activities	26	**1,970**	2,008	2,276
Dividends received from associates		**60**	87	101
Returns on investments and servicing of finance				
Interest paid (net)		**(327)**	(360)	(446)
Dividends paid to equity minority interests		**(28)**	(40)	(31)
		(355)	(400)	(477)
Taxation		**(105)**	(311)	(230)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(382)**	(585)	(439)
Purchase/sale of own shares and investments		**(85)**	(72)	(69)
Sale of tangible fixed assets		**41**	65	58
		(426)	(592)	(450)
Acquisitions and disposals				
Purchase of subsidiaries	27	**(137)**	(3,592)	(136)
Sale of Burger King	28	**642**	–	–
Sale of other subsidiaries and businesses	28	**270**	5,100	31
Sale of options in relation to associates	28	**58**	–	–
		833	1,508	(105)
Equity dividends paid		**(767)**	(758)	(725)
Management of liquid resources		**256**	92	(572)
Financing				
Issue of share capital		**4**	11	31
Own shares purchased for cancellation		**(852)**	(1,658)	(108)
Redemption of guaranteed preferred securities		**–**	–	(39)
(Decrease)/increase in loans		**(496)**	(137)	398
		(1,344)	(1,784)	282
Increase/(decrease) in cash in the year		**122**	(150)	100
Movements in net borrowings	17			
Increase/(decrease) in cash in the year		**122**	(150)	100
Cash flow from change in loans		**496**	137	(398)
Change in liquid resources		**(256)**	(92)	572
Change in net borrowings from cash flows		**362**	(105)	274
Exchange adjustments		**227**	267	(229)
Non-cash items		**37**	(179)	21
Decrease/(increase) in net borrowings		**626**	(17)	66
Net borrowings at beginning of the year		**(5,496)**	(5,479)	(5,545)
Net borrowings at end of the year		**(4,870)**	(5,496)	(5,479)

The accompanying notes are an integral part of these financial statements.

Consolidated statement of total recognised gains and losses

	Year ended 30 June 2003 £ million	Year ended 30 June 2002 £ million	Year ended 30 June 2001 £ million
(Loss)/profit for the year – group	**(170)**	1,486	1,037
– associates	**246**	131	170
	76	1,617	1,207
Exchange adjustments – group	**(96)**	(38)	121
– associates	**(68)**	(55)	(24)
Tax charge on exchange in reserves	**(7)**	–	(17)
Total recognised gains and losses	**(95)**	1,524	1,287

Note of consolidated historical cost profits and losses

There is no material difference between the reported profit shown in the consolidated profit and loss account and the profit for the relevant years restated on an historical cost basis.

The accompanying notes are an integral part of these financial statements.

Accounting policies

Bases of accounting and consolidation

The accounts are prepared under the historical cost convention, modified by the revaluation of certain land and buildings, and in accordance with applicable UK accounting standards.

The group accounts include the accounts of the company and its subsidiary undertakings (subsidiaries) together with the group's attributable share of the results of joint arrangements and associated undertakings (associates). Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiaries sold or acquired are included in the profit and loss account up to, or from, the date control passes.

Acquisitions and disposals

On the acquisition of a business, or of an interest in an associate, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets including significant owned brands acquired. Adjustments to fair values include those made to bring accounting policies into line with those of the group. Where merger relief is applicable under the UK Companies' Acts, the difference between the fair value of the business acquired and the nominal value of shares issued as purchase consideration is treated as a merger reserve.

The profit and loss on the disposal of a previously acquired business includes the attributable amount of purchased goodwill relating to that business, including any goodwill written off direct to reserves prior to 1 July 1998.

Brands, goodwill and other intangible assets

When the cost of an acquisition exceeds the fair values attributable to the group's share of the net assets acquired, the difference is treated as purchased goodwill. Goodwill arising on acquisitions subsequent to 1 July 1998 is capitalised but prior to that date it was eliminated against reserves, and this goodwill has not been restated.

Acquired brands and other intangible assets which are controlled through custody or legal rights and could be sold separately from the rest of the business are capitalised, where fair value can be reliably measured.

Where capitalised goodwill and intangible assets are regarded as having limited useful economic lives, their cost is amortised on a straightline basis over those lives – up to 20 years. Where goodwill and intangible assets are regarded as having indefinite useful economic lives, they are not amortised. Assets with indefinite lives are reviewed for impairment annually and other assets are reviewed for impairment wherever events or circumstances indicate that the carrying amount may not be recoverable. Impairment reviews, comparing the discounted estimated future operating cash flows with the net carrying value of brands or goodwill, are carried out to ensure that goodwill and intangible assets are not carried at above their recoverable amounts. Amortisation and any impairment write downs are charged to the profit and loss account.

Tangible fixed assets

Land and buildings are stated at cost or, for certain assets acquired prior to 1993, at professional valuation, less depreciation. Freehold land is not depreciated. Leaseholds are depreciated over the unexpired period of the lease. Other tangible fixed assets are depreciated on a straightline basis to estimated residual values over their expected useful lives within the following ranges: industrial and other buildings – 10 to 50 years; plant and machinery – 5 to 25 years; fixtures and fittings – 5 to 10 years; casks and containers – 15 to 20 years; and computer software – up to 5 years.

Reviews are carried out if there is some indication that impairment may have occurred, to ensure that fixed assets are not carried at above their recoverable amounts.

Leases

Where the group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Other leases are treated as operating leases, with payments and receipts taken to the profit and loss account on a straightline basis over the life of the lease.

Associates and joint arrangements

An associate is an undertaking in which the group has a long term equity interest and over which it exercises significant influence. The group's interest in the net assets of associates is included in investments in the group balance sheet. Joint arrangements, where each party has its own separate interest in particular risks and rewards, are accounted for by including the attributable share of the assets and liabilities, measured according to the terms of the arrangement.

Investment in own shares

Investment in own shares is undertaken for the purpose of fulfilling obligations in respect of various employee share plans around the group. The difference between the purchase price of the shares and the exercise price of the option or grant is amortised over the relevant period, which is generally three years from the date of an award.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, and an appropriate proportion of production and other overheads.

Foreign currencies
The profit and loss accounts and cash flows of overseas subsidiaries and associates are translated into sterling at weighted average rates of exchange, other than substantial transactions which are translated at the rate on the date of the transaction. The adjustment to closing rates is taken to reserves.

Balance sheets are translated at closing rates. Exchange differences arising on the re-translation at closing rates of the opening balance sheets of overseas subsidiaries and associates are taken to reserves, as are exchange differences arising on related foreign currency borrowings and financial instruments. Tax charges and credits arising on such items are also taken to reserves. Other exchange differences are taken to the profit and loss account.

The results, assets and liabilities of operations in hyper-inflationary economies are determined using an appropriate relatively stable currency as the functional currency. The exchange differences arising from this initial process are taken to the profit and loss account.

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related foreign currency contract.

Turnover
Turnover represents the net invoice value of goods and services, including excise duties and royalties receivable but excluding value added tax. Goods include premium drinks within continuing operations, and packaged food products and retail sales in the group's quick service restaurants within discontinued operations. Services include royalties and other franchise fees primarily related to the group's discontinued quick service restaurants business.

Turnover for goods is recognised depending upon individual customer terms at the time of despatch (where the customers' terms are FOB shipping point), delivery or some other specified point when the risk of loss transfers. Provision is made for returns where appropriate. Turnover for goods is stated net of price discounts, allowances for customer loyalty and certain promotional activities and similar items.

Royalties are accrued as earned and other franchise fees are recognised when the related restaurant begins operations.

Advertising
Advertising production costs are charged to the profit and loss account when the advertisement is first shown to the public.

Research and development
Research and development, including developing new drinks products and package design expenditure is written off in the period in which it is incurred.

Pensions and other post employment benefits
The cost of providing pensions and other post employment benefits is charged against profits on a systematic basis, with pension surpluses and deficits arising allocated over the expected average remaining service lives of current employees. Differences between the amounts charged in the profit and loss account and payments made to pension or other plans are treated as assets or liabilities. Deferred tax is accounted for on these assets and liabilities. Unfunded post employment medical benefit liabilities are included in provisions in the balance sheet.

Exceptional items
Exceptional items are those that in management's judgement need to be disclosed by virtue of their size or incidence. Such items are included within the profit and loss account caption to which they relate, and are separately disclosed either in the notes to the consolidated financial statements or on the face of the consolidated profit and loss account.

Deferred taxation
Full provision for deferred tax is made for timing differences between the recognition of gains and losses in the consolidated financial statements and their recognition in tax computations, using current tax rates. The group does not discount these balances. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been made to remit such earnings.

Financial instruments
The group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. If the underlying transaction to a hedge ceases to exist, the hedge is terminated and the profit or loss is recognised immediately. If the hedge transaction is terminated, the profit or loss is held in the balance sheet and amortised over the life of the original underlying transaction.

Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument. Foreign exchange contracts hedging net investments in overseas businesses are revalued at closing rates and exchange differences arising are taken to reserves. Gains and losses on contracts hedging forecast transactional cash flows, and on option instruments hedging the sterling value of foreign currency denominated income, are recognised in the hedged periods.

Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the transactions being hedged. Finance costs associated with debt issuances are charged to the profit and loss account over the life of the issue.

Notes to the consolidated financial statements

Diageo was created by the merger of the former GrandMet and Guinness Group businesses on 17 December 1997. Under generally accepted accounting principles (GAAP) in the United Kingdom the combination has been accounted as a merger and the results and cash flows of GrandMet and the Guinness Group are combined as of the beginning of the earliest financial year presented. Under US GAAP the merger has been accounted for as an acquisition of the Guinness Group by GrandMet. At the time of the merger, Diageo changed its year end to 30 June.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1 New accounting standards in the United Kingdom
The financial statements comply, to the extent detailed below, with the following Financial Reporting Standard issued by the UK Accounting Standards Board.

FRS 17 – Retirement benefits This standard replaces the use of actuarial values for assets in a pension scheme in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost and expected return on assets. The difference between expected and actual returns and changes in actuarial assumptions are reflected in the statement of total recognised gains and losses. The group has continued to account for pensions and other post employment benefits in accordance with SSAP 24 but has complied with the transitional disclosure requirements of FRS 17 in these consolidated financial statements and will adopt this standard in its primary financial statements from 1 July 2003.

2 Segmental analysis
The classes of business, and the group's reportable segments, are premium drinks, quick service restaurants and in prior years, packaged food. Each segment contains closely related products that are unique to that particular segment.

Premium drinks, an international manufacturer and distributor of spirits, wines and beer that produces and distributes a wide range of premium brands, including Smirnoff vodka, Johnnie Walker Scotch whiskies, Guinness stout, Baileys Original Irish Cream liqueur, J&B Scotch whisky, Captain Morgan rum and Tanqueray gin. Premium drinks also owns the distribution rights for the José Cuervo tequila brands in the United States and other countries.

Premium drinks also owns a number of investments in unconsolidated associates, the principal investment being a 34% equity interest in Moët Hennessy, a French subsidiary of Moët Hennessy Louis Vuitton SA (LVMH). Moët Hennessy is based in France and is a leading producer and exporter of champagne and cognac.

Quick service restaurants, a leading fast food hamburger restaurant chain with, as at 30 June 2002, approximately 11,500 outlets worldwide of which over 8,100 were in the United States. At 30 June 2002, of the total number of outlets, 91% are franchised and 9% were company operated.

On 13 December 2002, the group disposed of its quick service restaurants business (Burger King) to a newly formed company owned by Texas Pacific Group, Bain Capital and Goldman Sachs Capital Partners. In connection with the transaction Diageo has guaranteed up to $850 million (£515 million) of external borrowing of Burger King (see note 29).

Packaged food, produces and distributes leading food brands including Pillsbury refrigerated dough and other dough based goods, Old El Paso Mexican foods, Progresso soups, Green Giant vegetables and Häagen-Dazs ice cream, as well as operating a foodservice business.

On 31 October 2001, the group disposed of its worldwide packaged food businesses to General Mills, Inc (General Mills). Diageo now owns approximately 21% of the issued share capital of General Mills, having exercised an option to sell 55 million of its shares in General Mills on 1 November 2001. General Mills produces and sell a variety of food products, principally in North America including Big G ready-to-eat cereals, Betty Crocker dessert, baking, dinner mix and snack products, Yoplait and Colombo yogurt as well as the businesses that formerly comprised the packaged food businesses. General Mills' business is primarily in the United States. General Mills is incorporated in the United States and is listed on the New York Stock Exchange.

2 Segmental analysis continued

(i) Segment information by class of business

	Premium drinks £ million	Other £ million	Discontinued operations Packaged food £ million	Discontinued operations Quick service restaurants £ million	Total £ million
2003					
Turnover	**8,961**	–	–	**479**	**9,440**
Operating profit before exceptional items	**1,976**	–	–	**53**	**2,029**
Exceptional items charged to operating profit	**(168)**	–	–	–	**(168)**
Operating profit	**1,808**	–	–	**53**	**1,861**
Corporate expenses	**109**	–	–	**2**	**111**
Depreciation	**213**	–	–	**27**	**240**
Tangible asset write down	**13**	–	–	–	**13**
Intangible asset amortisation	**7**	–	–	**2**	**9**
Amortisation of investment in own shares	**27**	–	–	–	**27**
Share of profits of associates	**188**	**269**	–	–	**457**
Sale of businesses	**16**	–	**171**	**(1,457)**	**(1,270)**
Profit/(loss) before interest and tax	**2,011**	**228**	**171**	**(1,405)**	**1,005**
Capital expenditure	**315**	–	–	**67**	**382**
Net assets (shareholders' funds and minority interests)	**9,376**	**(3,893)**	–	–	**5,483**
Total assets	**11,340**	**4,857**	–	–	**16,197**
2002					
Turnover	8,704	–	1,455	1,123	11,282
Operating profit before exceptional items	1,766	–	184	156	2,106
Exceptional items charged to operating profit	(432)	–	–	(21)	(453)
Operating profit	1,334	–	184	135	1,653
Corporate expenses	78	–	8	6	92
Depreciation	183	–	39	62	284
Tangible asset write down	36	–	–	–	36
Intangible asset amortisation	6	–	6	4	16
Amortisation of investment in own shares	12	–	1	1	14
Share of profits of associates	158	112	13	–	283
Sale of businesses	512	–	322	(13)	821
Profit before interest and tax	2,005	112	519	99	2,735
Capital expenditure	330	–	33	222	585
Net assets (shareholders' funds and minority interests)	9,324	(4,211)	–	1,443	6,556
Total assets	11,609	5,183	–	1,701	18,493

2 Segmental analysis continued

(i) Segment information by class of business continued

	Premium drinks £ million	Other £ million	Discontinued operations Packaged food £ million	Discontinued operations Quick service restaurants £ million	Total £ million
2001					
Turnover	7,580	–	4,199	1,042	12,821
Operating profit before exceptional items	1,430	–	499	172	2,101
Exceptional items charged to operating profit	(153)	–	(10)	(65)	(228)
Operating profit	1,277	–	489	107	1,873
Corporate expenses	51	–	18	6	75
Depreciation	171	–	117	61	349
Tangible asset write down	32	–	–	22	54
Intangible asset amortisation	5	–	19	10	34
Exceptional write down of investment	–	–	–	23	23
Amortisation of investment in own shares	17	–	7	1	25
Share of profits of associates	177	–	26	–	203
Sale of businesses	28	–	(51)	–	(23)
Profit before interest and tax	1,507	–	464	101	2,072
Capital expenditure	176	–	113	150	439
Net assets (shareholders' funds and minority interests)	6,213	(6,096)	4,172	1,440	5,729
Total assets	7,957	3,094	4,851	1,742	17,644

(a) The 'other' segment for profit/(loss) before interest and tax represents the group's share of profit before interest and tax from its investment in General Mills. The 'other' segment for net assets comprises the net investment in General Mills of £1,743 million (2002 – £1,837 million; 2001 – £nil); net external borrowings of £4,870 million (2002 – £5,496 million; 2001 – £5,479 million); tax and external dividend creditors of £1,532 million (2002 – £1,223 million; 2001 – £1,126 million); net pension prepayment of £518 million (2002 – £466 million; 2001 – £458 million); and other net assets of £248 million (2002 – £205 million; 2001 – £51 million). The 'other' segment for total assets comprises the net investment in General Mills of £1,743 million (2002 – £1,837 million; 2001 – £nil); cash at bank and liquid resources of £1,191 million (2002 – £1,596 million; 2001 – £1,842 million); pension prepayment of £536 million (2002 – £485 million; 2001 – £477 million); investment in own shares of £259 million (2002 – £219 million; 2001 – £169 million); interest rate and foreign currency swaps of £484 million (2002 – £365 million; 2001 – £315 million); and other assets of £644 million (2002 – £681 million; 2001 – £291 million).

(b) The group interest expense is managed centrally and is not attributable to individual activities. Inter segmental sales are immaterial and have been eliminated in computing the segmental disclosure.

(c) The weighted average exchange rates used in the translation of profit and loss accounts were US dollar – £1 = $1.59 (2002 – £1 = $1.44; 2001 – £1 = $1.45) and euro – £1 = €1.52 (2002 – £1 = €1.61; 2001 – £1 = €1.63). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.65 (2002 – £1 = $1.52) and euro – £1 = €1.44 (2002 – £1 = €1.54). The group uses option cylinders and foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

2 Segmental analysis continued

(ii) Geographical information

	Great Britain £ million	Rest of Europe £ million	North America £ million	Asia Pacific £ million	Latin America £ million	Rest of World £ million	Total £ million
2003							
Turnover	**1,472**	**2,568**	**3,159**	**1,008**	**481**	**752**	**9,440**
Goodwill amortisation	**–**	**(1)**	**(2)**	**–**	**(1)**	**–**	**(4)**
Operating profit before exceptional items	**220**	**458**	**783**	**243**	**143**	**182**	**2,029**
Exceptional items charged to operating profit	**(62)**	**(27)**	**(70)**	**–**	**(8)**	**(1)**	**(168)**
Operating profit	**158**	**431**	**713**	**243**	**135**	**181**	**1,861**
Profit/(loss) before interest and tax	**156**	**448**	**(600)**	**241**	**135**	**182**	**562**
Long-lived assets	**1,922**	**564**	**2,862**	**664**	**45**	**205**	**6,262**
2002							
Turnover	1,601	2,603	4,717	1,001	639	721	11,282
Goodwill amortisation	–	(1)	(10)	–	(1)	–	(12)
Operating profit before exceptional items	206	472	856	231	192	149	2,106
Exceptional items charged to operating profit	(55)	39	(430)	(2)	(4)	(1)	(453)
Operating profit	151	511	426	229	188	148	1,653
Profit before interest and tax	154	1,046	721	228	186	148	2,483
Long-lived assets	1,984	583	4,476	687	69	180	7,979
2001							
Turnover	1,521	2,552	6,401	990	776	581	12,821
Goodwill amortisation	–	(1)	(22)	(1)	(2)	–	(26)
Operating profit before exceptional items	171	442	979	205	186	118	2,101
Exceptional items charged to operating profit	(96)	(62)	(76)	6	–	–	(228)
Operating profit	75	380	903	211	186	118	1,873
Profit before interest and tax	61	404	880	234	215	123	1,917
Long-lived assets	1,946	452	5,967	241	82	160	8,848

(a) The geographical analysis of turnover and operating profit is based on the location of the third party customers.

(b) Long-lived assets comprise tangible fixed assets and intangible assets after depreciation and amortisation respectively. The net book value of brands are included in the geographical region in which the brand originated.

(c) Profit before interest and tax excludes the profit attributable to General Mills of £269 million (2002 – £112 million; 2001 – £nil) and the profit attributable to Moët Hennessy of £174 million (2002 – £140 million; 2001 – £155 million).

3 Turnover – geographical area by origin

	Premium drinks £ million	Discontinued operations Packaged food £ million	Discontinued operations Quick service restaurants £ million	Total £ million
2003				
North America	**2,870**	**–**	**334**	**3,204**
Europe	**5,155**	**–**	**112**	**5,267**
Asia Pacific	**916**	**–**	**15**	**931**
Latin America	**304**	**–**	**18**	**322**
Rest of World	**656**	**–**	**–**	**656**
	9,901	**–**	**479**	**10,380**
Less: Sales to group companies in other geographical areas	**(940)**	**–**	**–**	**(940)**
	8,961	**–**	**479**	**9,440**
2002				
North America	2,680	1,236	775	4,691
Europe	5,113	102	269	5,484
Asia Pacific	801	53	35	889
Latin America	365	58	44	467
Rest of World	628	6	–	634
	9,587	1,455	1,123	12,165
Less: Sales to group companies in other geographical areas	(883)	–	–	(883)
	8,704	1,455	1,123	11,282
2001				
North America	2,107	3,653	725	6,485
Europe	4,364	287	238	4,889
Asia Pacific	780	110	35	925
Latin America	516	130	40	686
Rest of World	533	19	4	556
	8,300	4,199	1,042	13,541
Less: Sales to group companies in other geographical areas	(720)	–	–	(720)
	7,580	4,199	1,042	12,821

Exports from the United Kingdom were £1,701 million (2002 – £1,614 million; 2001 – £1,435 million).

4 Operating costs

	Premium drinks £ million	Discontinued operations: Packaged food £ million	Discontinued operations: Quick service restaurants £ million	Total £ million
2003				
Change in stocks	**(6)**	**–**	**–**	**(6)**
Raw materials and consumables	**2,159**	**–**	**93**	**2,252**
Excise duties – United States	**459**	**–**	**–**	**459**
– Other	**1,707**	**–**	**–**	**1,707**
Advertising, marketing and promotion	**1,185**	**–**	**18**	**1,203**
Other external charges	**517**	**–**	**157**	**674**
Staff costs (note 5)	**940**	**–**	**140**	**1,080**
Depreciation and other amounts written off fixed assets	**260**	**–**	**29**	**289**
Other operating income	**(68)**	**–**	**(11)**	**(79)**
	7,153	**–**	**426**	**7,579**
2002				
Change in stocks	(71)	(58)	–	(129)
Raw materials and consumables	2,286	476	216	2,978
Excise duties – United States	438	–	–	438
– Other	1,681	–	–	1,681
Advertising, marketing and promotion	1,127	318	40	1,485
Other external charges	849	294	350	1,493
Staff costs (note 5)	834	198	337	1,369
Depreciation and other amounts written off fixed assets	237	46	67	350
Other operating income	(11)	(3)	(22)	(36)
	7,370	1,271	988	9,629
2001				
Change in stocks	(18)	7	–	(11)
Raw materials and consumables	1,883	1,152	189	3,224
Excise duties – United States	353	–	–	353
– Other	1,505	–	–	1,505
Advertising, marketing and promotion	980	886	36	1,902
Other external charges	580	1,022	326	1,928
Staff costs (note 5)	803	509	293	1,605
Depreciation and other amounts written off fixed assets	225	143	117	485
Other operating income	(8)	(9)	(26)	(43)
	6,303	3,710	935	10,948

(a) Other external charges include operating lease rentals for plant and machinery of £9 million (2002 – £20 million; 2001 – £27 million), other operating lease rentals (mainly properties) of £72 million (2002 – £104 million; 2001 – £107 million), income in respect of currency cylinders of £14 million (2002 – loss of £2 million; 2001 – loss of £90 million) (see note 18(i)); research and development expenditure of £15 million (2002 – £28 million; 2001 – £71 million), and maintenance and repairs of £43 million (2002 – £65 million; 2001 – £68 million).

(b) Other operating income includes £57 million for the termination of the Bass distribution rights and £11 million (2002 – £21 million; 2001 – £20 million) from operating leases in quick service restaurants.

(c) Exceptional operating costs for continuing operations amount to £168 million (2002 – £432 million; 2001 – £153 million) as follows: other external charges £138 million; staff costs £74 million; and amounts written off fixed assets £13 million (2002 – £306 million; £90 million; and £36 million, respectively; 2001 – £59 million; £67 million; and £27 million, respectively) less other operating income of £57 million. Exceptional operating costs for discontinued operations were £nil (2002 – £21 million; 2001 – £75 million).

4 Operating costs continued

(d) Goodwill amortisation Operating costs for continuing operations in the year include goodwill amortisation of £2 million (2002 – £2 million; 2001 – £2 million). Operating costs for discontinued operations include goodwill amortisation of £2 million (2002 – £10 million; 2001 – £24 million).

(e) Fees paid to auditor The fees paid to the principal auditor of the group, KPMG Audit Plc, and its affiliates were as follows:

	United Kingdom £ million	Rest of World £ million	2003 £ million	2002 £ million	2001 £ million
Audit fees	**2.3**	**2.0**	**4.3**	3.9	2.8
Acquisitions and disposals	**4.2**	–	**4.2**	9.5	7.5
Other audit-related fees	**0.2**	**0.7**	**0.9**	0.9	1.5
Tax fees	**2.4**	**4.9**	**7.3**	6.2	4.4
All other fees	–	–	–	1.7	0.9
	9.1	**7.6**	**16.7**	22.2	17.1

Audit fees include the fee for statutory audit of the company of £23,000 (2002 – £23,000; 2001 – £23,000); and its subsidiaries of £3.0 million (2002 – £3.3 million; 2001 – £2.8 million); and other audit services required by statute or regulation of £1.3 million (2002 – £0.6 million; 2001 – £nil). A further £0.2 million (2002 – £0.1 million; 2001 – £0.1 million) was charged in relation to the audit by firms other than KPMG. Fees in relation to acquisitions and disposals include due diligence and other advisory work in relation to the disposals of Burger King, Pillsbury and other brands, and the acquisition of Seagram. Other audit-related fees include employee pension fund and benefit plan services. Tax fees consist principally of tax compliance services and tax advice, including advice in relation to acquisitions and disposals. Other fees in prior years consist principally of IT projects and support.

5 Employees

	2003			2002			2001		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Average number of employees									
Premium drinks	**23,427**	**1,134**	**24,561**	22,841	1,078	23,919	21,363	628	21,991
Discontinued operations	**8,965**	**5,429**	**14,394**	25,734	12,471	38,205	37,747	11,785	49,532
	32,392	**6,563**	**38,955**	48,575	13,549	62,124	59,110	12,413	71,523

Premium drinks includes ex Seagram employees from 21 December 2001. Discontinued operations include employees for the quick service restaurants business prior to 13 December 2002 and packaged food prior to 31 October 2001, reflecting the periods in which the group owned the businesses.

	2003 £ million	2002 £ million	2001 £ million
Aggregate remuneration			
Wages and salaries	**986**	1,281	1,491
Employer's social security	**72**	100	127
Employer's pension	**10**	(24)	(33)
Other post employment	**12**	12	20
	1,080	1,369	1,605

Retirement benefits The group has continued to account for pensions and other post employment benefits in accordance with SSAP 24 and the disclosures in (i) below are those required by that standard. FRS 17 – Retirement benefits was issued in November 2000 and the group expects to comply fully in its primary statements with its requirements in the year ending 30 June 2004. Prior to this, transitional disclosures are required which, to the extent they are not given in (i), are set out in (ii).

(i) SSAP 24 disclosures The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The larger plans are generally of the defined benefit type and are funded by payments to separately administered funds or insurance companies. The principal plans are in the United Kingdom, Ireland, United States and Canada. All valuations were performed by independent actuaries using the projected unit method to determine pension costs.

The principal assumptions for the calculation of the pension cost under SSAP 24 for the year ended 30 June 2003 were: real rate of return on assets 4% (2002 – 4%; 2001 – 4%); real annual increase in wages and salaries 2% to 2.5% (2002 – 2% to 2.5%; 2001 – 2% to 2.5%); real rate of future dividend growth for UK equities 1% – 1.25% (2002 – 1%; 2001 – 1%); and pension increases approximately in line with inflation. Surpluses or deficits on the pension plans arising from the actuarial valuations are spread over the expected average service lives of the members (12 to 17.5 years) of the relevant plan on a straight line basis using the single variation method.

5 Employees continued

The actuarial value of the assets of those plans at 30 June 2002 was sufficient to cover approximately 123% of the benefits that had accrued to members after allowing for expected future increases in wages and salaries. Provision is made in the financial statements for the benefits accruing to members of unfunded pension plans in accordance with the advice of independent actuaries.

The group also operates a number of plans, primarily in the United States, which provide employees with post employment benefits in respect of medical costs. The plans are generally unfunded and the liability in respect of these benefits is included in provisions. The liability is assessed by qualified independent actuaries under the projected unit method, assuming that principal assumptions under SSAP 24 were a liability discount rate of 7.5% (2002 – 7.5%; 2001 – 7.5%) and medical inflation of 10% reducing by 1% per year to 5% (2002 – 6% reducing by 1% per year to 5%; 2001 –7% reducing to 1% per year to 5%).

The most recent full valuations of the significant defined benefit post employment plans were carried out as follows: United Kingdom on 31 March 2000; United States on 1 January 2003; and Ireland on 31 December 2000.

(ii) FRS 17 disclosures

	United Kingdom			Ireland			United States		
	2003 %	2002 %	2001 %	2003 %	2002 %	2001 %	2003 %	2002 %	2001 %
Major assumptions for significant defined benefit plans									
Rate of general increase in salaries	**4.0**	4.3	4.3	**4.2**	5.0	5.0	**3.5**	5.0	5.5
Rate of increase to pensions in payment	**3.1**	3.2	3.2	**2.2**	3.0	3.0	–	–	–
Rate of increase to deferred pensions	**2.6**	2.6	2.6	**2.2**	3.0	3.0	–	–	–
Medical inflation	–	–	–	–	–	–	**9.0**	5.0	6.0
Discount rate for plan liabilities	**5.2**	5.9	6.3	**5.1**	6.0	6.0	**5.9**	7.1	7.5
Inflation	**2.6**	2.6	2.6	**2.2**	3.0	3.0	**2.5**	3.0	3.5

In 2003 for the United Kingdom and United States plans there is, in addition to the above percentages, age related promotional increases. The 2003 assumption for medical inflation reduces by 1% per year to 5%.

(a) On full compliance with FRS 17, on the basis of the above assumptions, the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses for the years ended 30 June 2003 and 30 June 2002 are set out below:

	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million
2003				
Operating profit				
Current service cost	**(50)**	**(15)**	**(21)**	**(86)**
Past service cost	**(1)**	**(7)**	**(1)**	**(9)**
Total charge to operating profit	**(51)**	**(22)**	**(22)**	**(95)**
Finance income				
Expected return on post employment plan assets	**195**	**75**	**20**	**290**
Interest on post employment plan liabilities	**(173)**	**(52)**	**(22)**	**(247)**
Net credit/(cost) to finance income	**22**	**23**	**(2)**	**43**
Exceptional items				
Gain on settlement/curtailment arising on disposal of businesses	**6**	**–**	**32**	**38**
(Charge)/credit before taxation	**(23)**	**1**	**8**	**(14)**
Consolidated statement of total recognised gains and losses				
Actual return less expected return on post employment plan assets	**(362)**	**(202)**	**(12)**	**(576)**
Experience gains and losses arising on the plan liabilities	**5**	**(14)**	**(3)**	**(12)**
Changes in assumptions underlying the present value of the plan liabilities	**(305)**	**(22)**	**(41)**	**(368)**
Actuarial loss recognisable in the reconciliation of the surplus	**(662)**	**(238)**	**(56)**	**(956)**
Changes in the recognisable surplus of the plans with a surplus restriction	**–**	**–**	**14**	**14**
Exchange adjustments	**–**	**(5)**	**10**	**5**
Deficit in other plans first recognised under FRS 17 in the year	**(30)**	**(7)**	**(67)**	**(104)**
Total actuarial loss recognisable in the consolidated statement of total recognised gains and losses	**(692)**	**(250)**	**(99)**	**(1,041)**

5 Employees continued

	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million
2002				
Operating profit				
Current service cost	(45)	(14)	(33)	(92)
Past service cost	(3)	–	(4)	(7)
Exceptional item – past service cost	–	(17)	–	(17)
Total charge to operating profit	(48)	(31)	(37)	(116)
Finance income				
Expected return on post employment plan assets	237	87	52	376
Interest on post employment plan liabilities	(169)	(45)	(52)	(266)
Net credit to finance income	68	42	–	110
Exceptional items				
Loss on settlement arising on disposal of Pillsbury	–	–	(16)	(16)
Credit/(charge) before taxation	20	11	(53)	(22)
Consolidated statement of total recognised gains and losses				
Actual return less expected return on post employment plan assets	(682)	(237)	(199)	(1,118)
Experience gains and losses arising on the plan liabilities	5	(6)	(3)	(4)
Changes in assumptions underlying the present value of the plan liabilities	(223)	(35)	(12)	(270)
Actuarial loss recognisable in the reconciliation of the surplus	(900)	(278)	(214)	(1,392)
Changes in the recognisable surplus of the plans with a surplus restriction	–	–	8	8
Exchange adjustments	–	15	2	17
Total actuarial loss recognisable in the consolidated statement of total recognised gains and losses	(900)	(263)	(204)	(1,367)

The percentages in the table below are expressed in relation to the plan assets/(liabilities) at the opening balance sheet date for the appropriate year.

	United Kingdom %	Ireland %	United States and other %
2003			
Additional disclosures			
Difference between the expected and actual return on plan assets expressed as a percentage of the plan assets	**(16)**	**(23)**	**(4)**
Experience losses on plan liabilities expressed as a percentage of the present value of the plan liabilities	**–**	**(1)**	**(1)**
Total actuarial loss recognised in the consolidated statement of total recognised gains and losses expressed as a percentage of the present value of the plan liabilities	**(21)**	**(25)**	**(21)**
2002			
Additional disclosures			
Difference between the expected and actual return on plan assets expressed as a percentage of the plan assets	(27)	(25)	(21)
Experience losses on plan liabilities expressed as a percentage of the present value of the plan liabilities	–	(1)	(1)
Total actuarial loss recognised in the consolidated statement of total recognised gains and losses expressed as a percentage of the present value of the plan liabilities	(30)	(32)	(18)

During the year ended 30 June 2002, the group disposed of Pillsbury and its associated post employment plans. These plans were for employees based in the United States and the percentages in the above table exclude these plans.

5 Employees continued

(b) The expected long term rate of returns and market values of the assets of the significant defined benefit post employment plans were as follows:

	United Kingdom		Ireland		United States and other		Total	
	Expected long term rates of return %	Market value £ million	Expected long term rates of return %	Market value £ million	Expected long term rates of return %	Market value £ million	Expected long term rates of return %	Market value £ million
2003								
Market value of assets								
Equities	**7.5**	**1,928**	**7.2**	**671**	**8.0**	**164**	**7.5**	**2,763**
Bonds	**5.2**	**1**	**4.2**	**80**	**5.3**	**123**	**4.9**	**204**
Property	**6.5**	**316**	**6.2**	**104**	**–**	**7**	**6.5**	**427**
Other	**3.5**	**22**	**4.2**	**9**	**3.7**	**11**	**3.7**	**42**
		2,267		**864**		**305**		**3,436**
Present value of post employment plan liabilities		**(3,370)**		**(1,012)**		**(473)**		**(4,855)**
Deficit in the post employment plans		**(1,103)**		**(148)**		**(168)**		**(1,419)**
Surplus restriction		**–**		**–**		**(1)**		**(1)**
Post employment liabilities before deferred tax		**(1,103)**		**(148)**		**(169)**		**(1,420)**
Related deferred tax assets		**–**		**15**		**49**		**64**
Net post employment liabilities		**(1,103)**		**(133)**		**(120)**		**(1,356)**
2002								
Market value of assets								
Equities	8.0	2,142	8.3	789	8.7	177	8.1	3,108
Bonds	–	–	5.3	66	6.2	103	5.8	169
Property	7.0	355	7.3	99	–	–	7.1	454
Other	5.0	74	5.3	13	5.7	11	5.1	98
		2,571		967		291		3,829
Present value of post employment plan liabilities		(2,960)		(868)		(367)		(4,195)
(Deficit)/surplus in the post employment plans		(389)		99		(76)		(366)
Surplus restriction		–		–		(16)		(16)
Post employment (liabilities)/assets before deferred tax		(389)		99		(92)		(382)
Related deferred tax assets/(liabilities)		117		(10)		32		139
Net post employment (liabilities)/assets		(272)		89		(60)		(243)
2001								
Market value of assets								
Equities	7.7	2,793	8.1	934	8.5	1,013	7.9	4,740
Bonds	–	–	5.6	61	6.5	311	6.4	372
Property	6.7	333	7.1	81	–	–	6.8	414
Other	5.2	85	5.6	2	6.0	1	5.2	88
		3,211		1,078		1,325		5,614
Present value of post employment plan liabilities		(2,720)		(727)		(1,162)		(4,609)
Surplus in the post employment plans		491		351		163		1,005
Surplus restriction		–		–		(26)		(26)
Post employment assets before deferred tax		491		351		137		979
Related deferred tax liabilities		(147)		(35)		(53)		(235)
Net post employment assets		344		316		84		744

5 Employees continued

(c) If the post employment (liabilities)/assets, identified in (b) above, had been recognised in the consolidated financial statements, the group's net assets and profit and loss account reserve would be as follows:

	2003 £ million	2002 £ million	2001 £ million
Group net assets			
Net assets as per consolidated balance sheet (including SSAP 24 assets)	**5,483**	6,556	5,729
Less: net post employment assets under SSAP 24 (net of deferred tax)	**(454)**	(420)	(385)
Add: net post employment (liabilities)/assets under FRS 17 (net of deferred tax)	**(1,356)**	(243)	744
Net assets including post employment assets under FRS 17	**3,673**	5,893	6,088
Group profit and loss account			
Profit and loss account (deficit)/surplus as per consolidated balance sheet (including SSAP 24 assets)	**(436)**	606	(269)
Less: net post employment assets under SSAP 24 (net of deferred tax)	**(454)**	(420)	(385)
Add: net post employment (liabilities)/assets under FRS 17 (net of deferred tax)	**(1,356)**	(243)	744
Profit and loss account (deficit)/surplus including post employment assets under FRS 17	**(2,246)**	(57)	90

(d) Movement in surplus/(deficit) during the two years ended 30 June 2003:

	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million
Surplus in plans at 30 June 2001	491	351	163	1,005
Exchange adjustments	–	15	–	15
Current service cost	(45)	(14)	(33)	(92)
Past service cost	(3)	(17)	(4)	(24)
Curtailment/settlement cost	–	–	(16)	(16)
Cash contributions	–	–	28	28
Other finance income	68	42	–	110
Actuarial loss	(900)	(278)	(214)	(1,392)
(Deficit)/surplus in plans at 30 June 2002	(389)	99	(76)	(366)
Deficit in other plans first recognised under FRS 17 in year	(30)	(7)	(67)	(104)
Exchange adjustments	–	(5)	9	4
Current service cost	(50)	(15)	(21)	(86)
Past service cost	(1)	(7)	(1)	(9)
Curtailment/settlement cost	6	–	32	38
Cash contributions	1	2	14	17
Other finance income/(expense)	22	23	(2)	43
Actuarial loss	(662)	(238)	(56)	(956)
Deficit in plans at 30 June 2003	(1,103)	(148)	(168)	(1,419)

The net deficit of £1,419 million at 30 June 2003 (2002 – £366 million) excludes the surplus restriction of £1 million (2002 – £16 million) referred to in note (b).

The group has announced that it is anticipated that contributions of approximately £100 million will be made by the group to the significant defined benefit plans in the year ending 30 June 2004.

(e) The Diageo pension plans are recharged with the cost of administration and professional fees paid for by the company in respect of the pension plans. The total amount recharged for the year was £31 million (2002 – £23 million; 2001 – £21 million).

6 Associates

	2003 £ million	2002 £ million	2001 £ million
Share of turnover	**1,988**	1,745	1,025
Share of operating costs	**(1,510)**	(1,421)	(822)
Share of operating profit before exceptional items	**478**	324	203
Share of exceptional items	**(21)**	(41)	–
Share of operating profit	**457**	283	203
Share of interest payable (net)	**(72)**	(64)	(3)
Share of taxation	**(138)**	(87)	(29)
Equity minority interests	**(1)**	(1)	(1)
Dividends received by the group	**(60)**	(87)	(101)
Share of profits retained by associates	**186**	44	69

Summarised financial information for the principal associates is presented below:

(a) General Mills, Inc General Mills prepares its financial statements in US dollars and under US GAAP to the end of May each year. Summary information for General Mills, as presented in its 2003 Form 10-K filed with the SEC for the 52 weeks ended 25 May 2003 translated at £1 = $1.59, is set out below:

	2003	
	$ million	£ million
Turnover	**10,506**	**6,608**
Gross profit	**4,397**	**2,765**
Profit for the year	**917**	**577**

The group's 21% share of operating profit before exceptional items and its share of the interest expense of General Mills was £287 million and £73 million (2002 – £143 million and £59 million; 2001 – £nil and £nil), respectively.

(b) Moët Hennessy Moët Hennessy prepares its financial statements in euros to 31 December each year. Summary information for Moët Hennessy for the three years ended 30 June 2003, in each year aggregating the results for the six month period ended 31 December with that of the following six months ended 30 June, translated at £1 = €1.52 (2002 – £1 = €1.61; 2001 – £1 = €1.63) is set out below:

	2003		2002		2001	
	€ million	£ million	€ million	£ million	€ million	£ million
Turnover	**2,131**	**1,402**	2,285	1,419	2,311	1,418
Gross profit	**1,445**	**951**	1,441	895	1,427	875
Profit for the year	**450**	**296**	309	192	611	374

The group's 34% share of operating profit before exceptional items of Moët Hennessy was £177 million (2002 – £150 million; 2001 – £155 million).

(c) Investment in other associates Summarised financial information, in aggregate, is presented below for all of the group's investments in associates other than General Mills and Moët Hennessy:

	2003 £ million	2002 £ million	2001 £ million
Turnover	**335**	644	1,201
Operating profit	**50**	74	134
Profit for the year	**37**	36	60

(d) Other information Group turnover includes sales to associates of £15 million (2002 – £20 million; 2001 – £37 million) and operating costs include purchases from associates of £18 million (2002 – £95 million; 2001 – £117 million).

7 Exceptional items

In the three years ended 30 June 2003 the following exceptional items were incurred:

	2003 £ million	2002 £ million	2001 £ million
Operating items (note (i))	**(168)**	(453)	(228)
Share of profits of associates (note (ii))	**(21)**	(41)	–
Disposal of fixed assets	**(43)**	(22)	19
Sale of businesses (note (iii))	**(1,270)**	821	(23)
	(1,502)	305	(232)
(i) Operating items			
Continuing operations			
Seagram integration (a)	**(177)**	(164)	–
Guinness UDV integration (b)	**(48)**	(48)	(74)
Bass distribution rights (c)	**57**	–	–
José Cuervo settlement (d)	**–**	(220)	–
Other integration and restructuring (e)	**–**	–	(79)
	(168)	(432)	(153)
Discontinued operations			
Burger King (f)	**–**	(21)	(65)
Pillsbury – restructuring costs	**–**	–	(10)
	–	(21)	(75)
	(168)	(453)	(228)

(a) Costs of £177 million (2002 – £164 million) were incurred on the integration of the acquired Seagram spirits and wine businesses into premium drinks. It is anticipated that, as a result of the charge in the two years ended 30 June 2003, 2,200 jobs will be lost of which some 1,800 had been terminated by 30 June 2003. It is expected that further costs will be incurred in the year ending 30 June 2004 and the total integration will result in the loss of approximately 2,500 jobs.

An analysis of the movement in the Seagram integration liability is as follows:

	Charged to profit and loss account in year ended 30 June 2002 £ million	Cash payments £ million	Liability at 30 June 2002 £ million	**Charged to profit and loss account in year ended 30 June 2003 £ million**	**Cash payments £ million**	**Liability at 30 June 2003 £ million**
Employee related	72	(33)	39	**43**	**(56)**	**26**
Distributor rationalisation	14	(13)	1	**57**	**(37)**	**21**
Lease terminations	7	(2)	5	**6**	**(3)**	**8**
Legal and professional	10	(4)	6	**7**	**(7)**	**6**
Other	25	(18)	7	**38**	**(40)**	**5**
	128	(70)	58	**151**	**(143)**	**66**
Asset write downs	36			**26**		
	164			**177**		

(b) £48 million (2002 – £48 million; 2001 – £74 million) costs were incurred in the year in respect of the integration of the spirits, wine and beer businesses to create premium drinks. As a result of the charge in the three years ended 30 June 2003, it is anticipated that approximately 750 jobs will be lost of which approximately 600 had been terminated at 30 June 2003.

7 Exceptional items continued

An analysis of the movement in the integration liability is as follows:

	Charged to profit and loss account in year ended 30 June 2001 £ million	Cash payments £ million	Liability at 30 June 2001 £ million	Charged to profit and loss account in year ended 30 June 2002 £ million	Cash payments £ million	Liability at 30 June 2002 £ million	**Charged to profit and loss account in year ended 30 June 2003 £ million**	**Cash payments £ million**	**Liability at 30 June 2003 £ million**
Employee related	32	(12)	20	18	(22)	16	**28**	**(33)**	**11**
Legal and professional	9	(4)	5	9	(8)	6	**11**	**(11)**	**6**
Other	26	(20)	6	21	(24)	3	**7**	**(2)**	**8**
	67	(36)	31	48	(54)	25	**46**	**(46)**	**25**
Asset write downs	7						**2**		
	74						**48**		

(c) Effective from 30 June 2003, the group relinquished its rights to distribute Bass Ale in the United States, resulting in an exceptional gain before taxes of £57 million.

(d) On 5 February 2002, Diageo and José Cuervo SA (José Cuervo) agreed to terminate their litigation in respect of a change of control issue which José Cuervo claimed arose as a result of the merger of GrandMet and Guinness, and new arrangements were formalised for the distribution rights for the José Cuervo brands in the United States which now extend to 2013. The settlement in favour of José Cuervo involved the return of the group's 45% interest in José Cuervo and a net cash payment of £85 million. The exceptional charge in the year ended 30 June 2002 of £220 million (before tax) comprises the write off of the group's investment in José Cuervo of £115 million, related goodwill previously written off to reserves of £20 million and the net cash payment to José Cuervo.

(e) In 2001, £79 million costs were incurred on the reorganisation of beer production facilities in Ireland and England and the restructuring of ownership and management within premium drinks. Included in the costs were £35 million of employee related costs and £26 million of tangible fixed asset write downs. The restructuring resulted in the loss of approximately 550 jobs of which 480 had been terminated at 30 June 2003.

(f) During the year ended 30 June 2002, in anticipation of the disposal of the Burger King business, their franchisee loan financing arrangements were restructured. This resulted in an exceptional charge for credit enhancement, performance and service fees of £21 million. In the year ended 30 June 2001, the exceptional items in respect of Burger King comprised provisions of £49 million made against certain fixed assets, costs associated with litigation of £21 million less £5 million of successor franchise fee income.

(ii) Share of profits of associates The group's share of exceptional items in respect of associates comprised restructuring costs of £18 million (2002 – £31 million) incurred by General Mills following the acquisition of the Pillsbury business and £3 million (2002 – £10 million) in respect of Moët Hennessy.

(iii) Sale of businesses

	2003 £ million	2002 £ million	2001 £ million
Continuing operations			
Premium drinks	**16**	512	28
Discontinued operations			
Burger King	**(1,457)**	(13)	–
Pillsbury	**171**	322	(51)
	(1,286)	309	(51)
(Loss)/gain on sale of businesses	**(1,270)**	821	(23)

The gain on the disposal of Pillsbury in the year ended 30 June 2003 primarily represents additional consideration that the company received from General Mills in connection with the disposal of Pillsbury.

The net loss from the sale of businesses was after charging goodwill previously written off, attributable to the businesses sold, of £682 million (2002 – £1,748 million; 2001 – £nil) of which £673 million arose on the disposal of Burger King (2002 – £1,671 million on the disposal of Pillsbury).

8 Interest payable (net)

	2003 £ million	2002 £ million	2001 £ million
On bank loans and overdrafts	**21**	16	32
On all other borrowings	**501**	499	418
Share of net interest payable by associates	**72**	64	3
	594	579	453
Less: Other interest receivable	**(243)**	(180)	(103)
	351	399	350

9 Taxation

(i) Analysis of taxation charge in the year

	2003			2002		
	Before exceptional items £ million	Exceptional items £ million	Total £ million	Before exceptional items £ million	Exceptional items £ million	Total £ million
Current tax						
UK corporation tax payable at 30% (2002 – 30%)	**21**	**(11)**	**10**	26	2	28
Less: Double taxation relief	–	–	–	(7)	–	(7)
	21	**(11)**	**10**	19	2	21
Overseas corporate taxation	**330**	**(32)**	**298**	408	(10)	398
Share of taxes on profits of associates	**145**	**(7)**	**138**	92	(5)	87
Adjustments in respect of prior periods	**17**	**4**	**21**	(6)	–	(6)
Total current tax	**513**	**(46)**	**467**	513	(13)	500
Deferred tax (note 21)						
United Kingdom	**(27)**	**(4)**	**(31)**	(49)	–	(49)
Overseas	**28**	**(8)**	**20**	(39)	134	95
Adjustments in respect of prior periods	**25**	**6**	**31**	86	–	86
Total deferred tax	**26**	**(6)**	**20**	(2)	134	132
Taxation on profit on ordinary activities	**539**	**(52)**	**487**	511	121	632

	2001		
	Before exceptional items £ million	Exceptional items £ million	Total £ million
Current tax			
UK corporation tax payable at 30%	148	(26)	122
Less: Double taxation relief	(107)	–	(107)
	41	(26)	15
Overseas corporate taxation	356	(7)	349
Share of taxes on profits of associates	29	–	29
Adjustments in respect of prior periods	(20)	–	(20)
Total current tax	406	(33)	373
Deferred tax (note 21)			
United Kingdom	28	–	28
Overseas	35	–	35
Adjustments in respect of prior periods	(1)	–	(1)
Total deferred tax	62	–	62
Taxation on profit on ordinary activities	468	(33)	435

Included in adjustments in respect of prior periods for current tax is a UK credit of £42 million (2002 – charge of £26 million; 2001 – credit of £11 million) and an overseas charge for tax of £63 million (2002 – credit of £32 million; 2001 – credit of £9 million).

9 Taxation continued

(ii) Factors affecting tax charge for the year

	2003			2002		
	Before exceptional items £ million	Exceptional items £ million	Total £ million	Before exceptional items £ million	Exceptional items £ million	Total £ million
Profit on ordinary activities before taxation	**2,156**	**(1,502)**	**654**	2,031	305	2,336
Notional charge at UK corporation tax rate of 30%	**647**	**(451)**	**196**	609	92	701
Differences in effective overseas tax rates	**(18)**	**(14)**	**(32)**	2	21	23
Differences in effective tax rates on profits of associates	**6**	**–**	**6**	14	(7)	7
Depreciation in excess of capital allowances	**27**	**–**	**27**	6	–	6
Intangible amortisation	**(130)**	**–**	**(130)**	(178)	–	(178)
Timing differences	**(28)**	**9**	**(19)**	77	(134)	(57)
Permanent differences – items not chargeable	**(54)**	**–**	**(54)**	(57)	–	(57)
– items not deductible	**46**	**406**	**452**	46	15	61
Adjustments in respect of prior periods	**17**	**4**	**21**	(6)	–	(6)
Current ordinary tax charge for the year	**513**	**(46)**	**467**	513	(13)	500
Differences in effective overseas tax rates	**–**	**(3)**	**(3)**	(8)	–	(8)
Depreciation in excess of capital allowances	**(27)**	**–**	**(27)**	(4)	–	(4)
Intangible amortisation	**–**	**–**	**–**	1	–	1
Timing differences	**28**	**(9)**	**19**	(77)	134	57
Adjustments in respect of prior periods	**25**	**6**	**31**	86	–	86
Tax charge for the year	**539**	**(52)**	**487**	511	121	632

	2001		
	Before exceptional items £ million	Exceptional items £ million	Total £ million
Profit on ordinary activities before taxation	1,954	(232)	1,722
Notional charge at UK corporation tax rate of 30%	586	(69)	517
Differences in effective overseas tax rates	9	32	41
Differences in effective tax rates on profits of associates	(42)	–	(42)
Depreciation in excess of capital allowances	30	–	30
Intangible amortisation	(114)	–	(114)
Timing differences	(113)	(42)	(155)
Permanent differences – items not chargeable	(28)	(9)	(37)
– items not deductible	98	55	153
Adjustments in respect of prior periods	(20)	–	(20)
Current ordinary tax charge for the year	406	(33)	373
Differences in effective overseas tax rates	(51)	(42)	(93)
Depreciation in excess of capital allowances	1	–	1
Timing differences	113	42	155
Adjustments in respect of prior periods	(1)	–	(1)
Tax charge for the year	468	(33)	435

9 Taxation continued

(iii) Factors that may affect future tax charges Deferred tax assets where realisation does not meet the more likely than not criterion, have not been recognised.

No provision has been made for deferred tax on gains recognised on revaluing property or intangible assets or on the sale of properties or intangibles where potentially taxable gains have been rolled over into replacement assets. The total amount unprovided is £21 million (2002 – £12 million; 2001 – £10 million). Such tax would become payable only if the property or intangible was sold without it being possible to claim further rollover relief and this is not expected to occur in the foreseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and associates, as earnings are reinvested by the group and no tax is expected to be payable on them in the foreseeable future. It is not considered practicable to calculate the amounts involved.

10 Dividends

	2003 £ million	2002 £ million	2001 £ million
Interim			
9.9 pence per share (2002 – 9.3 pence; 2001 – 8.9 pence)	**304**	309	298
Proposed final			
15.7 pence per share (2002 – 14.5 pence; 2001 – 13.4 pence)	**482**	458	453
	786	767	751

11 Earnings per share

	2003		2002		2001	
	Earnings £ million	Shares million	Earnings £ million	Shares million	Earnings £ million	Shares million
Basic (profit/weighted average number of shares)	**76**	**3,113**	1,617	3,316	1,207	3,377
Adjustments – potential employee share issues	**–**	**1**	–	2	–	3
Diluted	**76**	**3,114**	1,617	3,318	1,207	3,380

Basic and diluted earnings per share are shown on the face of the profit and loss account calculated by reference to earnings before the £1,450 million charge (2002 – £184 million credit; 2001 – £199 million charge) in respect of exceptional items and the related tax, since the directors consider that this gives a useful additional indication of underlying performance.

12 Fixed assets – intangible assets

	Brands £ million	Goodwill £ million	Other intangibles £ million	Total £ million
Cost				
At 30 June 2002	5,307	107	50	5,464
Exchange adjustments	(275)	(2)	(1)	(278)
Additions	17	6	12	35
Disposals	(839)	(71)	(1)	(911)
At 30 June 2003	4,210	40	60	4,310
Amortisation				
At 30 June 2002	–	18	12	30
Exchange adjustments	–	(1)	(1)	(2)
Provided during the year	–	4	5	9
Disposals	–	(14)	(1)	(15)
At 30 June 2003	–	7	15	22
Net book value				
At 30 June 2003	4,210	33	45	4,288
At 30 June 2002	5,307	89	38	5,434

Brands are stated at fair value on acquisition, denominated in the currencies of their principal markets. An annual review is carried out by the directors to consider whether any brand has suffered an impairment in value. The principal acquired brands included above are Johnnie Walker, Smirnoff, Crown Royal, Captain Morgan and Windsor Premier.

The addition to brands represents adjustments to the amounts attributable to the brands purchased on the acquisition of the Seagram spirits and wine businesses. Disposals of brands are primarily in respect of the sale of Burger King.

13 Fixed assets – tangible assets

	Land and buildings £ million	Plant and machinery £ million	Fixtures and fittings £ million	Assets in course of construction £ million	Total £ million
Cost or valuation					
At 30 June 2002	1,652	1,988	157	178	3,975
Exchange adjustments	(38)	(9)	(2)	(4)	(53)
Additions	54	177	57	109	397
Disposals	(764)	(479)	(90)	(35)	(1,368)
Transfers	–	10	76	(86)	–
At 30 June 2003	904	1,687	198	162	2,951
Depreciation					
At 30 June 2002	402	923	105	–	1,430
Exchange adjustments	(14)	3	(1)	–	(12)
Provided during the year	34	173	33	–	240
Exceptional write downs	–	10	3	–	13
Disposals	(292)	(368)	(34)	–	(694)
At 30 June 2003	130	741	106	–	977
Net book value					
At 30 June 2003	774	946	92	162	1,974
At 30 June 2002	1,250	1,065	52	178	2,545

(a) The net book value of land and buildings comprises: freeholds of £749 million (2002 – £1,089 million); long leaseholds of £25 million (2002 – £44 million); and short leaseholds of £nil (2002 – £117 million). Depreciation was not charged on £207 million (2002 – £441 million) of land.

(b) Included in the total net book value of tangible assets is £1 million (2002 – £17 million) in respect of assets under finance leases; depreciation for the year on these assets was £nil (2002 – £3 million). Cost included £nil (2002 – £187 million) in respect of assets held for the purpose of leasing out under operating leases; accumulated depreciation on these assets was £nil (2002 – £54 million) and depreciation for the year was £1 million (2002 – £3 million).

(c) The total at cost or valuation for land and buildings comprises: £512 million (2002 – £519 million) at 1992 professional valuation; £96 million (2002 – £95 million) at 1988 professional valuation; and £296 million (2002 – £1,038 million) at cost. The professional valuations were made on an open market existing use basis except for specialised properties which were valued on a depreciated replacement cost basis.

(d) The historical cost of land and buildings, i.e. the original cost to the group of all land and buildings, was £784 million (2002 – £1,523 million) and the related accumulated depreciation was £130 million (2002 – £402 million).

14 Fixed assets – investments

	Investment in General Mills £ million	Investment in Moët Hennessy £ million	Investment in other associates £ million	Total investment in associates £ million	Investment in own shares £ million	Other investments £ million	Loans £ million	Total loans and other investments £ million	Total £ million
Cost									
At 30 June 2002	1,837	993	79	2,909	248	47	42	337	3,246
Exchange adjustments	(133)	70	(5)	(68)	–	(1)	(4)	(5)	(73)
Additions	–	–	63	63	97	3	141	241	304
Share of retained profits	73	107	6	186	–	–	6	6	192
Disposals and other	(34)	–	(21)	(55)	(44)	(25)	(5)	(74)	(129)
At 30 June 2003	1,743	1,170	122	3,035	301	24	180	505	3,540
Provisions/amortisation									
At 30 June 2002	–	1	9	10	29	24	–	53	63
Amortisation of own shares	–	–	–	–	27	–	–	27	27
Increase in provision	–	–	–	–	–	1	6	7	7
Disposals	–	–	(9)	(9)	(14)	(15)	–	(29)	(38)
At 30 June 2003	–	1	–	1	42	10	6	58	59
Net book value									
At 30 June 2003	1,743	1,169	122	3,034	259	14	174	447	3,481
At 30 June 2002	1,837	992	70	2,899	219	23	42	284	3,183

Investment in associates comprises the cost of shares, less goodwill written off on acquisitions prior to 1 July 1998, of £2,619 million (2002 – £2,666 million) plus the group's share of post acquisition reserves of £415 million (2002 – £233 million).

(a) General Mills, Inc Included in associates is the group's 79 million shares in General Mills. General Mills prepares its financial statements in US dollars and under US GAAP to the end of May each year. A summary of General Mills' consolidated balance sheet, as presented in its Form 10-K filed with the SEC translated at £1 = $1.65 (2002 – £1 = $1.52), is set out below:

	25 May 2003		26 May 2002	
	$ million	£ million	$ million	£ million
Fixed assets				
Intangible assets	10,272	6,225	8,563	5,634
Other fixed assets	4,776	2,895	4,540	2,987
Current assets				
Cash	703	426	975	641
Other current assets	2,476	1,501	2,462	1,620
Creditors – due within one year				
Borrowings	(1,341)	(813)	(3,848)	(2,532)
Other creditors	(2,103)	(1,275)	(1,899)	(1,249)
Creditors – due after one year				
Borrowings	(7,516)	(4,555)	(5,591)	(3,678)
Other creditors	(2,792)	(1,692)	(1,473)	(969)
Net assets before minority interests	4,475	2,712	3,729	2,454
Minority interests	(300)	(182)	(153)	(101)
Net assets after minority interests	4,175	2,530	3,576	2,353

At 30 June 2003, General Mills' share price was $47.41 (£28.73) valuing the group's interest at $3,745 million (£2,270 million).

The 21% net investment in General Mills has been accounted for by aggregating the acquired share of the fair value of General Mills prior to the acquisition with the retained interest in Pillsbury pre-transaction net assets. Goodwill associated with the retained interest in Pillsbury, written off to reserves up to 1 July 1998, will be recycled through the profit and loss account on a subsequent sale of shares in General Mills.

On 23 October 2002, Diageo sold call options to General Mills at a strike price of $51.56. These options expire in October 2005 and give General Mills the option to purchase 29 million of its own shares held by Diageo, subject to certain limitations. The premium of £58 million ($89 million) received in respect of the options has been deferred and is included in accruals and deferred income in other creditors.

14 Fixed assets – investments continued

(b) Moët Hennessy Moët Hennessy prepares its financial statements in euros to 31 December each year. A summary of Moët Hennessy's consolidated balance sheet as at 30 June 2003 and 30 June 2002, translated at £1 = €1.44 (2002 – £1 = €1.54), is set out below:

	2003		2002	
	€ million	£ million	€ million	£ million
Fixed assets	**1,350**	**937**	1,287	836
Current assets	**4,105**	**2,851**	3,799	2,467
Creditors – due within one year	**(1,361)**	**(945)**	(1,398)	(908)
Creditors – due after one year	**(367)**	**(255)**	(392)	(255)
Net assets before minority interests	**3,727**	**2,588**	3,296	2,140
Minority interests	**(28)**	**(19)**	(32)	(21)
Net assets after minority interests	**3,699**	**2,569**	3,264	2,119

The 34% net investment in Moët Hennessy has been accounted for by aggregating the group's share of the net assets of Moët Hennessy with fair value adjustments principally in respect of Moët Hennessy's brands on acquisition.

(c) Investment in other associates The table below analyses and aggregates the group's share of the net assets of associates other than General Mills and Moët Hennessy:

	2003 £ million	2002 £ million
Fixed assets	**85**	37
Current assets	**73**	58
Creditors – due within one year	**(31)**	(21)
Creditors – due after one year	**(5)**	(4)
Net assets	**122**	70

(d) Investment in own shares At 30 June 2003 investment in own shares comprises 42.8 million ordinary shares held in respect of long term incentive plans for executive directors and senior executives and 2.2 million ordinary shares held in respect of grants under UK, Irish and US savings-related share option schemes. The market value of these shares at 30 June 2003 was £291 million (2002 – 38.7 million ordinary shares; market value £330 million). Dividends are waived for all shares owned by the company.

(e) Loans Included within loans at 30 June 2003 is £129 million ($212 million) receivable in respect of the disposal of Burger King. The loan earns interest of 9% which, except in certain circumstances, is rolled up until maturity of the loan in 2013.

15 Stocks

	2003 £ million	2002 £ million
Raw materials and consumables	**200**	214
Work in progress	**14**	34
Maturing stocks	**1,409**	1,474
Finished goods and goods for resale	**570**	594
	2,193	2,316

Stocks are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2003 £ million	2002 £ million	2001 £ million
Balance at beginning of the year	**51**	56	58
Exchange adjustments	**(1)**	(1)	–
Profit and loss account movements	**4**	17	6
Acquisitions	**13**	1	2
Disposals	**–**	(10)	–
Written off	**(17)**	(12)	(10)
	50	51	56

16 Debtors

	2003		2002	
	Due within one year £ million	Due after one year £ million	Due within one year £ million	Due after one year £ million
Trade debtors	**1,295**	**10**	1,349	–
Amounts owed by associates	**2**	**–**	3	–
Amounts receivable under finance leases	**–**	**–**	7	87
Other debtors	**638**	**111**	530	384
Pension prepayments	**–**	**690**	–	678
Other prepayments and accrued income	**128**	**15**	168	17
Deferred taxation (note 21)	**110**	**69**	152	42
ACT recoverable	**–**	**2**	–	2
	2,173	**897**	2,209	1,210

Debtors are disclosed net of provisions for bad and doubtful debts, an analysis of which is as follows:

	2003 £ million	2002 £ million	2001 £ million
Balance at beginning of the year	**120**	100	78
Exchange adjustments	**(6)**	(4)	1
Profit and loss account movements	**80**	15	19
Acquisitions	**–**	20	4
Disposals	**(30)**	(11)	(2)
Written off	**(1)**	–	–
	163	120	100

17 Net borrowings

	At 30 June 2002 £ million	Cash flow £ million	Non-cash items £ million	Exchange adjustments £ million	At 30 June 2003 £ million
Analysis of net borrowings					
Cash and overdrafts					
Cash at bank and liquid resources	1,596	(336)	–	(69)	1,191
Less: Bank deposits reclassified to liquid resources	(1,038)	256	–	52	(730)
Overdrafts	(295)	202	–	10	(83)
	263	122	–	(7)	378
Borrowings excluding overdrafts					
Borrowings due within one year	(3,423)	1,816	(2,151)	278	(3,480)
Borrowings due after one year	(3,711)	(1,567)	2,124	173	(2,981)
Interest rate and foreign currency swaps	365	221	64	(166)	484
Net obligations under finance leases	(28)	26	–	1	(1)
	(6,797)	496	37	286	(5,978)
Liquid resources					
Bank deposits reclassified from cash at bank and liquid resources	1,038	(256)	–	(52)	730
Net borrowings	(5,496)	362	37	227	(4,870)

17 Net borrowings continued

	At 30 June 2001 £ million	Cash flow £ million	Non-cash items £ million	Exchange adjustments £ million	At 30 June 2002 £ million
Cash and overdrafts					
Cash at bank and liquid resources	1,842	(198)	–	(48)	1,596
Less: Bank deposits reclassified to liquid resources	(1,178)	92	–	48	(1,038)
Overdrafts	(262)	(44)	–	11	(295)
	402	(150)	–	11	263
Borrowings excluding overdrafts					
Borrowings due within one year	(3,340)	762	(1,010)	165	(3,423)
Borrowings due after one year	(3,993)	(695)	761	216	(3,711)
Interest rate and foreign currency swaps	315	70	59	(79)	365
Net obligations under finance leases	(41)	–	11	2	(28)
	(7,059)	137	(179)	304	(6,797)
Liquid resources					
Bank deposits reclassified from cash at bank and liquid resources	1,178	(92)	–	(48)	1,038
Net borrowings	(5,479)	(105)	(179)	267	(5,496)

£13 million (2002 – £16 million; 2001 – £19 million) of net borrowings due after one year and £204 million (2002 – £260 million; 2001 – £91 million) of net borrowings due within one year were secured on assets of the group.

The interest rate swaps included in net borrowings comprise interest accruals on the swaps relating to the zero coupon bonds 2004. The foreign currency swaps comprise the net amount from the translation of the group's foreign currency swap principal amounts. The interest rate and foreign currency swaps are included in other debtors. Bank deposits represent amounts placed with financial institutions which require notice of withdrawal of more than 24 hours in order to avoid an interest penalty.

	Currency	Year end interest rates %	2003 £ million	2002 £ million
Borrowings excluding overdrafts				
Commercial paper	US dollar	0.95-2.09	**863**	1,600
Bonds 2002	Euro	6.25	**–**	148
Guaranteed bonds 2003	US dollar	6.0	**–**	329
Guaranteed bonds 2004	US dollar	6.625	**605**	657
Zero coupon bonds 2004	US dollar	8.13	**712**	714
Guaranteed notes 2004	US dollar	7.125	**121**	131
Guaranteed bonds 2005	US dollar	6.125	**302**	328
Guaranteed bonds 2005	Sterling	9.0	**200**	200
Guaranteed bonds 2007	US dollar	3.5	**603**	–
Guaranteed bonds 2008	US dollar	3.375	**600**	–
Guaranteed notes 2005/2035	US dollar	7.45	**242**	263
Guaranteed debentures 2011	US dollar	9.0	**181**	196
Guaranteed debentures 2022	US dollar	8.0	**180**	196
Medium term notes	Various	Various	**384**	1,067
Medium term notes 2003	Euro	2.53	**209**	–
Guaranteed bond	Sterling	7.69	**500**	500
Preferred securities	US dollar	5.66-5.86	**455**	493
Interest rate and foreign currency swaps	Various	Various	**(484)**	(365)
Bank loans and others	Various	Various	**305**	340
Total			**5,978**	6,797

17 Net borrowings continued

The interest rates shown in the table are those contracted on the underlying borrowings before taking into account any interest rate protection (see note 18). The effective interest rate for the year, based on average net borrowings was 5.3% excluding associate interest (2002 – 7.4%). The above loans are stated net of unamortised finance costs of £48 million (2002 – £113 million) of which £30 million (2002 – £92 million) relates to the zero coupon bonds 2004.

The weighted average interest rate for short term borrowings, before interest rate protection, at 30 June 2003 was 3.3% (2002 – 3.6%; 2001 – 5.2%).

18 Financial instruments and risk management

Financial instruments comprise net borrowings (see note 17) together with other instruments deemed to be financial instruments including certain fixed asset investments, long term debtors, other long term creditors and provisions for liabilities and charges. Disclosures dealt with in this note exclude short term debtors and creditors where permitted by the accounting standard on derivatives and other financial instruments (FRS 13).

(i) Currency risk management The group publishes its financial statements in sterling and conducts business in many foreign currencies. As a result, it is subject to foreign currency exchange risk due to exchange rate movements which will affect the group's transaction costs, and the translation of the results and underlying net assets of its foreign subsidiaries.

The group hedges a substantial portion of its exposure to fluctuations on the translation into sterling of its foreign currency net assets by holding net borrowings in foreign currencies and by using foreign currency swaps and cross-currency interest rate swaps. During the year ended 30 June 2003, the group's policy was to hedge currency exposure on its net assets before net borrowings at approximately the following percentages – 90% for US dollars (increased from 75% as a result of June 2002 policy review), 90% for the euro and 50% for other significant currencies where a liquid foreign exchange market exists. Exchange differences arising on the retranslation of foreign currency net borrowings and foreign exchange swaps are recognised in the statement of total recognised gains and losses to match exchange differences on foreign currency equity investments, in accordance with SSAP 20 – Foreign currency translation. At 30 June 2003, the group's US dollar and euro net assets before net borrowings were approximately 91% and 84% hedged by net borrowings, respectively.

During the year ended 30 June 2003 the group had US dollar and euro profit translation hedges in place against a proportion of its forecast profit before exceptionals and tax arising in the premium drinks business. The hedges comprised currency option cylinders (which consisted of separate put and call options) and forward foreign exchange contracts. This limited in part the translation exposure of the group's profit before exceptional items and tax to movements in the exchange rates. For the profits covered by currency option cylinders, the group was only exposed to exchange rate movements within a specified range. The impact of exchange rate movements outside that range was taken by the counterparty to the transaction. Gains and losses on option cylinders were recognised in the underlying hedged periods.

For currencies in which there is an active market, the group manages between 80% and 100% of transactional foreign exchange rate risk, up to 18 months forward, using forward foreign currency exchange contracts. The gain or loss on the hedge is recognised at the same time as the underlying transaction.

At 30 June 2003, as a result of the transaction and translation exposure cover outlined above, the group had the following outstanding gross foreign exchange contracts:

	Foreign currency amount			Percentage of total		
	Purchase £ million	Sell £ million	Total £ million	US dollar %	Euro %	Maturity Year
Transaction	**466**	**1,347**	**1,813**	**46**	**26**	**2003-2004**
Translation:						
– Foreign currency contracts	**3,439**	**4,593**	**8,032**	**71**	**21**	**2003-2004**
– Cross currency interest rate swaps	**208**	**160**	**368**	**57**	**43**	**2003**

At 30 June 2002, as a result of the transaction and translation exposure cover outlined above, the group had the following outstanding gross foreign exchange contracts:

	Foreign currency amount			Percentage of total		
	Purchase £ million	Sell £ million	Total £ million	US dollar %	Euro %	Maturity Year
Transaction	409	2,307	2,716	54	30	2002-2003
Translation:						
– Foreign currency contracts	2,315	3,306	5,621	67	22	2002
– Cross currency interest rate swaps	727	354	1,081	45	51	2002-2003

At 30 June 2003, there were no material monetary assets or liabilities in currencies other than the functional currencies of group companies, having taken into account the effect of forward contract and other derivative financial instruments that have been utilised to match foreign currency exposure.

18 Financial instruments and risk management continued

(ii) Interest risk management The group has an exposure to interest rate risk and within this category of market risk, is most vulnerable to changes in US dollar, sterling and euro interest rates. To manage interest rate risk, the group manages its proportion of fixed to variable rate borrowings within limits approved by the board, primarily through issuing long term fixed rate bonds, medium term notes and floating rate commercial paper, and by utilising interest rate swaps, cross currency interest rate swaps and swaptions. The profile of fixed rate to floating rate net borrowings is maintained such that projected net borrowings are targeted to be fully floating after five years, and are approximately 50% fixed and 50% floating on an amortising basis within five years. The floating element of US dollar net borrowings within five years is partly protected using interest rate collars. Following the June 2002 policy review, the level of interest rate collars will reduce. Remaining interest rate collars as at 30 June 2003 will take up to approximately three years to expire. In addition, where appropriate, the group may use forward rate agreements to manage short term interest rate exposures. Receipts and payments on interest rate instruments including swaps, swaptions, forward rate agreements and collars taken out to hedge interest rate risk are accounted for on an accruals basis over the life of the instrument or the underlying hedged periods as appropriate. Such management serves to increase the accuracy of the business planning process and to help manage the interest cover ratio. Diageo has a target range for cash interest cover (defined as operating profit before exceptional items, interest, tax, depreciation and amortisation and share of profits of associates, and after dividends received from associates over net interest cash flow including minority interest dividends) of five to eight times and under the current economic environment Diageo's intention is to move towards the higher end of this range.

At 30 June 2003, after taking account of interest rate swaps, cross-currency interest rate swaps and forward rate agreements, the currency and interest rate profile of the financial liabilities and assets of the group was as follows:

	Floating rate £ million	Fixed rate £ million	Interest free £ million	Sub-total £ million	Impact of foreign currency swaps £ million	Total £ million	Weighted average fixed rate %	Weighted average time to maturity Years
Financial liabilities:								
US dollar	(3,061)	(2,295)	(314)	(5,670)	473	(5,197)	5.5	3.1
Euro	(13)	(600)	(10)	(623)	(832)	(1,455)	4.7	1.9
Sterling	(719)	–	(12)	(731)	1,269	538	–	–
Other	(92)	(17)	–	(109)	(195)	(304)	8.8	3.3
	(3,885)	(2,912)	(336)	(7,133)	715	(6,418)	5.3	2.9
Guaranteed preferred securities	–	(343)	–	(343)	–	(343)	9.4	1.4
Financial assets:								
US dollar	505	129	258	892	–	892	9.0	10.0
Euro	182	–	21	203	–	203	–	–
Sterling	170	45	15	230	–	230	3.0	1.0
Other	217	–	4	221	–	221	–	–
	1,074	174	298	1,546	–	1,546	7.4	7.7
Net financial (liabilities)/assets	(2,811)	(3,081)	(38)	(5,930)	715	(5,215)	5.7	2.4

18 Financial instruments and risk management continued

At 30 June 2002, after taking account of interest rate swaps, cross currency interest rate swaps and forward rate agreements, the currency and interest rate profile of the financial liabilities and assets of the group was as follows:

	Floating rate £ million	Fixed rate £ million	Interest free £ million	Sub-total £ million	Impact of foreign currency swaps £ million	Total £ million	Weighted average fixed rate %	Weighted average time to maturity Years
Financial liabilities:								
US dollar	(2,304)	(3,053)	(331)	(5,688)	(11)	(5,699)	5.5	2.7
Euro	(349)	(588)	(3)	(940)	(329)	(1,269)	4.8	3.3
Sterling	(739)	(300)	(3)	(1,042)	1,022	(20)	5.9	0.5
Other	(80)	(48)	–	(128)	(212)	(340)	5.1	0.9
	(3,472)	(3,989)	(337)	(7,798)	470	(7,328)	5.4	2.6
Guaranteed preferred securities	–	(371)	–	(371)	–	(371)	9.4	2.4
Financial assets:								
US dollar	735	87	268	1,090	–	1,090	4.5	6.0
Euro	115	–	6	121	–	121	–	–
Sterling	222	331	12	565	–	565	7.0	0.6
Other	225	–	11	236	–	236	–	–
	1,297	418	297	2,012	–	2,012	6.5	1.7
Net financial (liabilities)/assets	(2,175)	(3,942)	(40)	(6,157)	470	(5,687)	5.7	2.7

Floating rate financial liabilities bear interest based on short term interbank rates (predominantly six monthly LIBOR) and commercial paper rates.

Interest bearing financial liabilities comprise bonds, medium term notes, commercial paper issued, money market loans, repurchase and forward rate agreements, net obligations under finance leases, bank overdrafts and certain provisions. Financial liabilities on which no interest is paid consist of: provisions for liabilities and charges payable after one year in respect of employee incentive plans and provisions for business disposals of £58 million (2002 – £57 million); other creditors of £180 million (2002 — £250 million); and derivative financial instruments of £98 million (2002 – £30 million). Interest bearing financial assets comprise cash, short term liquid investments with financial institutions and certain fixed asset investments, loans and debtors. Financial assets on which no interest is paid include certain fixed asset investments, loans and long term debtors.

The foreign currency swaps, in the table above, adjust the currency basis of borrowings as part of the group's policy to hedge its exposure to fluctuations on translation into sterling of its foreign currency net assets (see (i) above). The foreign currency swaps are short term in nature and therefore have a floating interest basis. They are shown after taking account of fixing interest rate swaps which transfer £600 million (2002 – £439 million) of euro floating rate interest liabilities arising from foreign currency swaps into euro fixed rate financial liabilities.

At 30 June 2003, the group had the following portfolio of interest rate derivative instruments:

	Receive fixed notional £ million	Pay fixed notional £ million	Weighted average fixed interest rate %	Weighted average remaining maturity Years	Forward starting Year	Maturity Year
Currency instrument						
US dollar:						
Interest rate swaps	3,484	–	5.5	3.7	–	2003-2022
Interest rate swaps	–	2,097	5.8	1.5	–	2003-2006
Euro:						
Interest rate swaps	18	–	4.7	1.0	–	2004
Interest rate swaps	–	486	4.8	1.7	–	2003-2006
Forward starting swaps	–	132	4.4	2.4	2004-2006	2007
Sterling:						
Interest rate swaps	700	–	6.5	0.9	–	2003-2005

18 Financial instruments and risk management continued

At 30 June 2002 the group had the following portfolio of interest rate derivative instruments:

	Receive fixed notional £ million	Pay fixed notional £ million	Weighted average fixed interest rate %	Weighted average remaining maturity Years	Forward starting Year	Maturity Year
Currency instrument						
US dollar:						
Interest rate swaps	3,041	–	6.5	4.4	–	2003-2007
Interest rate swaps	–	3,220	5.7	2.5	–	2003-2022
Forward starting	99	–	5.6	1.0	2003	2004
Forward starting	–	230	5.3	3.0	2003	2006
Euro:						
Interest rate swaps	165	–	6.1	0.6	–	2002-2004
Interest rate swaps	–	604	4.8	2.2	–	2002-2006
Sterling:						
Interest rate swaps	700	–	6.5	1.9	–	2003-2005

In addition to the above swaps, at 30 June 2003, a cross currency interest rate swap also existed with a principal of £160 million, which effectively converts a euro medium term note (maturing 2003) to US dollars.

As at 30 June 2002, £325 million of euro interest rate swaps, with a weighted average remaining maturity of 0.5 years, adjusted the payment dates and basis of their interest calculations on existing euro floating rate debt. At 30 June 2002, cross currency interest rate swaps also existed which effectively convert a Japanese yen medium term note (maturing 2002) to US dollars (£26 million) and euro medium term notes (maturing 2002 and 2003). In addition, cross currency interest rate swaps convert £300 million of sterling investments to US dollars floating rate investments (maturing 2002).

In addition to the interest rate and cross currency swaps reflected in the tables above for 30 June 2003, the group has £1,010 million notional principal of US dollar interest rate collars which mature between 1 July 2003 and 1 January 2006 and have floors of 3.09% – 6.32% and caps of 3.64% – 8.75%.

(iii) Maturity of financial liabilities

	2003				2002			
	Bank loans and overdrafts £ million	Other borrowings £ million	Finance leases and other £ million	Total £ million	Bank loans and overdrafts £ million	Other borrowings £ million	Finance leases and other £ million	Total £ million
Analysis by year of repayment:								
After five years	76	719	117	912	1	623	164	788
From four to five years	26	1,215	18	1,259	–	3	11	14
From three to four years	23	3	16	42	–	329	10	339
From two to three years	27	302	17	346	16	595	10	621
From one to two years	26	564	91	681	10	1,800	36	1,846
Due after one year	178	2,803	259	3,240	27	3,350	231	3,608
Due within one year	186	2,893	99	3,178	586	3,101	33	3,720
	364	5,696	358	6,418	613	6,451	264	7,328

Other borrowings are net of interest rate and foreign currency swaps and forward rate agreements.

The maturity category between one and two years includes an amount of £242 million ($400 million) regarding 7.45% 2005/2035 guaranteed notes. The notes are redeemable at the option of the holder on April 15 2005. If the holders do not redeem at this time the notes then become due in 2035. It is not currently anticipated that the note holders will redeem the notes in 2005.

The group had available undrawn committed bank facilities as follows:

	2003 £ million	2002 £ million
Expiring within one year	1,182	1,250
Expiring in more than two years	788	855
	1,970	2,105

Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates plus an agreed margin, which is dependent on the period of drawdown. These facilities can be used for general corporate purposes and together with cash and cash equivalents support the group's commercial paper programmes.

18 Financial instruments and risk management continued

There are no financial covenants on the above short and long term borrowings. Certain of these borrowings contain cross default provisions and negative pledges (and related sale and lease back provisions).

The committed bank facilities are subject to a single financial covenant being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items aggregated with share of profits and associates to net interest) They are also subject to pari passu ranking and negative pledge covenants.

In addition, as part of the Burger King disposal, Diageo has guaranteed up to $850 million (£515 million) of borrowings of Burger King. The primary covenants under the guarantee are pari passu ranking negative pledge.

Any non-compliance with covenants underlying Diageo's financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with its financial covenants throughout each of the periods presented.

(iv) Fair values The estimated fair values of borrowings, guaranteed preferred securities, associated derivative financial instruments and other financial liabilities and assets at 30 June 2003 are set out below. The fair values of quoted borrowings and guaranteed preferred securities are based on year end mid-market quoted prices. The fair values of other borrowings, derivatives, financial instruments and other financial liabilities and assets are estimated using appropriate market rates prevailing at the year end by discounting the future cash flows to the net present values. These are based on rates obtained from third parties.

	2003		2002	
	Net carrying amount £ million	Estimated fair value £ million	Net carrying amount £ million	Estimated fair value £ million
Primary financial instruments:				
Borrowings due within one year including overdrafts	**(3,563)**	**(3,680)**	(3,718)	(3,531)
Borrowings due after one year	**(2,981)**	**(3,294)**	(3,711)	(4,016)
Cash at bank and liquid resources	**1,191**	**1,191**	1,596	1,596
Guaranteed preferred securities	**(343)**	**(370)**	(371)	(421)
Derivatives – interest rate contracts:				
Interest rate swaps				
– positive values	**387**	**718**	390	651
– negative values	**(14)**	**(211)**	(40)	(165)
Collars	**(18)**	**(78)**	(7)	(81)
Other interest rate contracts	**5**	**–**	8	–
Derivatives – foreign exchange contracts:				
Transaction				
– positive values	**–**	**55**	–	52
– negative values	**–**	**(31)**	–	(31)
Balance sheet translation				
– positive values	**138**	**136**	97	98
– negative values	**(16)**	**(17)**	(66)	(66)
Foreign exchange options (profit translation)				
– positive values	**–**	**–**	–	18
– negative values	**–**	**–**	–	(7)
Other:				
General Mills' options (see below)	**(63)**	**(70)**	–	–
Other financial liabilities	**(256)**	**(256)**	(207)	(207)
Other financial assets	**325**	**325**	342	372

On 23 October 2002, Diageo sold call options to General Mills giving General Mills the option to purchase 29 million of General Mills' shares held by Diageo subject to certain limitations. The call options have a strike price of $51.56 and expire in October 2005. The estimated fair value of the call options at 30 June 2003 was $116 million (£70 million). The premium of £58 million ($89 million) received in respect of the options has been deferred and is included in accruals and deferred income in other creditors. The estimated fair value of the call options was derived using a Black Scholes model using market volatility, share price and interest rates as at 30 June 2003.

In connection with the disposal of the packaged food business, Diageo received contingent consideration of £173 million on 1 May 2003. The estimated fair value of the contingent value right at 30 June 2002 was £166 million. The estimated fair value of the contingent value right was derived by valuing its component options using a Black Scholes model using market volatility, share price and interest rates as at 30 June 2002.

The difference between net carrying amount and estimated fair value reflects unrealised gains or losses inherent in the instruments based on valuations at 30 June 2003. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

18 Financial instruments and risk management continued

(v) Hedges Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. The table below shows the extent to which the group has unrecognised gains and losses on financial instruments, and deferred gains and losses in respect of financial instruments and terminated financial instruments used as hedges, at the beginning and end of the year.

	Unrecognised			Deferred		
	Gains £ million	Losses £ million	Total £ million	Gains £ million	Losses £ million	Total £ million
Gains and losses:						
On hedges at 30 June 2002	341	(245)	96	7	(17)	(10)
Arising in previous years recognised during 2003	185	(199)	(14)	2	(3)	(1)
On hedges at 30 June 2003	386	(298)	88	8	(13)	(5)
Of which gains/(losses) expected to be recognised in:						
– year ending 30 June 2004	217	(182)	35	3	(3)	–
– year ending 30 June 2005 or later	169	(116)	53	5	(10)	(5)

(vi) Credit risk A large number of major international financial institutions are counterparties to the interest rate swaps, foreign exchange contracts and deposits transacted by the group. Counterparties for such transactions entered into during the year have a long term credit rating of A or better. The group monitors its credit exposure to its counterparties, together with their credit ratings, and, by policy, limits the amount of agreements or contracts it enters into with any one party. The notional amounts of financial instruments used in interest rate and foreign exchange management do not represent the credit risk arising through the use of these instruments. The immediate credit risk of these instruments is generally estimated by the fair value of contracts with a positive value.

Cash at bank and liquid resources principally comprise money market deposits, commercial paper and investments. The investments are with counterparties having strong credit ratings. At 30 June 2003, approximately 15% and 49% of the group's cash at bank and liquid resources of £1,191 million were invested with United Kingdom and United States based counterparties, respectively.

At 30 June 2003, approximately 34% and 20% of the group's trade debtors of £1,305 million were due from United Kingdom and United States based counterparties, respectively.

19 Other creditors

	2003		2002	
	Due within one year £ million	Due after one year £ million	Due within one year £ million	Due after one year £ million
Trade creditors	531	–	719	–
Corporate taxation	859	–	663	–
Other taxation including social security	238	–	267	–
Net obligations under finance leases	1	–	6	22
Other creditors	707	14	803	3
Ordinary dividends payable	482	–	458	–
Accruals and deferred income	465	4	729	24
	3,283	18	3,645	49
Gross obligation under finance leases due:				
Between one and two years		–		6
Between two and three years		–		6
Between three and four years		–		6
Between four and five years		–		5
Thereafter		–		47
		–		70
Less: Future finance charges		–		(48)
		–		22

Finance leases at 30 June 2002 were principally in respect of Burger King.

20 Provisions for liabilities and charges

	Post employment £ million	Restructuring and integration £ million	Disposal £ million	Deferred taxation £ million	Other £ million	Total £ million
At 30 June 2002	127	21	62	298	306	814
Exchange adjustments	(2)	–	(5)	21	(16)	(2)
Profit and loss account charge	13	2	21	13	87	136
Acquisitions and disposals	(17)	(7)	(1)	4	(16)	(37)
Utilised and other movements	(8)	(4)	(3)	36	(63)	(42)
At 30 June 2003	113	12	74	372	298	869

(a) Post employment provisions were £113 million (2002 – £127 million), comprising £59 million post employment benefits in respect of US medical costs and £54 million in respect of unfunded pension liabilities (2002 – £67 million and £60 million, respectively). These provisions are mainly actuarially assessed and are long term.

(b) Restructuring and integration provisions were £12 million, comprising £5 million for restructuring the beer production facilities and £7 million in respect of other restructuring costs. The majority of these provisions will be utilised in the next financial year.

(c) Disposal provisions were £74 million arising from commitments in respect of businesses sold. These provisions will predominantly be utilised within the next few years.

(d) Deferred taxation was £372 million (see note 21).

(e) Other provisions were £298 million (2002 – £306 million), including £43 million in respect of vacant properties, £119 million for a discounted value of an onerous contract on the acquisition of the Seagram spirits and wine businesses, £6 million for actuarially assessed non-insured claims and £55 million for employee incentive plans (2002 – £53 million, £124 million, £26 million and £35 million, respectively). The onerous contract provision will be utilised over the 10 year duration of the contract. The vacant property provision is based on the estimated discounted rental shortfall over the terms of the leases; the non-insured claims are long term and the timing of their utilisation is not known; and the incentive plan provision will be utilised within the next few years.

21 Deferred taxation

		2003 £ million	2002 £ million
Accelerated depreciation		81	144
Pension prepayments and provisions		142	150
Post employment benefits other than pensions		(19)	(19)
Restructuring and integration costs		(26)	(39)
Tax losses		(34)	(46)
Other timing differences		49	(86)
Net provision		193	104
Comprising:			
Deferred tax asset (note 16)		(179)	(194)
Deferred tax provision (note 20)		372	298
		193	104
An analysis of the movement in the provision is as follows:			
Provision at beginning of the year		104	92
Exchange adjustments		33	12
Tax charge on exchange in reserves		7	–
Deferred tax charge in profit and loss account for the year (note 9)		20	132
Acquisition of subsidiaries		(3)	(58)
Disposal of subsidiaries		32	(74)
Provision at end of the year		193	104
The net deferred tax provision can be analysed as follows:			
Current	– United Kingdom	(74)	(105)
	– United States and other overseas	127	(168)
Non-current	– United Kingdom	177	199
	– United States and other overseas	(37)	178
		193	104

21 Deferred taxation continued

Deferred tax is not generally provided in respect of liabilities which might arise on the distribution of unappropriated profits of overseas subsidiaries and associates, except where distributions of such profits are planned.

Deferred tax assets have been recognised to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Included in deferred tax assets are £34 million (2002 – £46 million) in respect of operating losses which are carried forward and are available to reduce future tax liabilities of certain subsidiaries in a number of foreign jurisdictions. Under US GAAP, the operating losses comprise a deferred tax asset of £292 million (2002 – £228 million) less a valuation allowance of £258 million (2002 – £182 million). £3 million of these operating losses, net of valuation allowance, have expiration dates through to 2012 and £31 million can be carried forward indefinitely.

22 Called up share capital

The authorised share capital of the company at 30 June 2003 was 5,329 million ordinary shares of 28 $^{101}/_{108}$ pence each (2002 and 2001 – 5,329 million) with an aggregate nominal value of £1,542 million (2002 and 2001 – £1,542 million). The allotted and fully paid share capital was 3,100 million ordinary shares of 28 $^{101}/_{108}$ pence each with an aggregate nominal value of £897 million (2002 – 3,215 million shares, aggregate nominal value £930 million; 2001 – 3,411 million shares, aggregate nominal value £987 million).

During the year, 1 million ordinary shares (nominal value £1 million) were allotted under the share option schemes for a total consideration of £4 million (2002 – 2 million ordinary shares, nominal value £1 million, consideration £11 million; 2001 – 7 million ordinary shares, nominal value £2 million, consideration £31 million).

The company purchased, and subsequently cancelled, 116 million ordinary shares (nominal value £34 million) during the year for a consideration including expenses of £852 million (2002 – 198 million ordinary shares, nominal value £58 million, consideration £1,658 million; 2001 – 18 million ordinary shares, nominal value £5 million, consideration £108 million).

Potential issues of ordinary shares are detailed in note 31(iii).

23 Reserves attributable to equity shareholders

	Share premium account £ million	Revaluation reserve £ million	Capital redemption reserve £ million	Profit and loss account £ million	Total £ million
At 30 June 2000	1,285	138	2,949	(698)	3,674
Retained earnings	–	–	–	456	456
Exchange adjustments	–	–	–	97	97
Tax charge on exchange in reserves	–	–	–	(17)	(17)
Premiums on share issues, less expenses	29	–	–	–	29
Repurchase of own shares	–	–	5	(108)	(103)
Transfers	–	(1)	–	1	–
At 30 June 2001	1,314	137	2,954	(269)	4,136
Retained earnings	–	–	–	850	850
Exchange adjustments	–	(4)	–	(89)	(93)
Premiums on share issues, less expenses	10	–	–	–	10
Repurchase of own shares	–	–	58	(1,658)	(1,600)
Goodwill on disposals of businesses	–	–	–	1,768	1,768
Transfers	–	(4)	–	4	–
At 30 June 2002	1,324	129	3,012	606	5,071
Retained earnings	–	–	–	(710)	(710)
Exchange adjustments	–	(9)	–	(155)	(164)
Tax charge on exchange reserves	–	–	–	(7)	(7)
Premiums on share issues, less expenses	3	–	–	–	3
Repurchase of own shares	–	–	34	(852)	(818)
Goodwill on disposals of businesses	–	–	–	682	682
At 30 June 2003	1,327	120	3,046	(436)	4,057

23 Reserves attributable to equity shareholders continued

(a) Aggregate goodwill written off against the profit and loss account, net of disposals, is £1,643 million (2002 – £2,381 million; 2001 – £4,288 million) including £505 million (2002 – £541 million; 2001 – £109 million) in respect of associates of which £400 million relates to the 21% equity interest in General Mills (see note 14). The exchange adjustments are net of gains of £227 million in respect of foreign currency net borrowings (2002 – gains of £267 million; 2001 – losses of £229 million).

(b) At 30 June 2003 £982 million (2002 – £818 million; 2001 – £725 million) has been charged against the profit and loss account in respect of cumulative exchange adjustments.

24 Movements in consolidated shareholders' funds

	2003 £ million	2002 £ million	2001 £ million
Profit for the year	**76**	1,617	1,207
Dividends	**(786)**	(767)	(751)
	(710)	850	456
Exchange adjustments	**(164)**	(93)	97
Tax charge on exchange in reserves	**(7)**	–	(17)
New share capital issued	**4**	11	31
Repurchase of own shares	**(852)**	(1,658)	(108)
Goodwill on disposals of businesses	**682**	1,768	–
Net movement in shareholders' funds	**(1,047)**	878	459
Shareholders' funds at beginning of the year	**6,001**	5,123	4,664
Shareholders' funds at end of the year	**4,954**	6,001	5,123

25 Minority interests – non-equity

Non-equity minority interests comprise £343 million 9.42% cumulative guaranteed preferred securities issued by subsidiaries (2002 – £371 million). The holders of these securities have no rights against group companies other than the issuing entity and, to the extent prescribed by the guarantee, the company. To the extent that payments due under the guarantee are not made because the company has insufficient distributable profits, the company has covenanted that it will not make any distribution on any share capital which ranks junior to these securities.

26 Net cash inflow from operating activities

	2003 £ million	2002 £ million	2001 £ million
Operating profit	**1,861**	1,653	1,873
Exceptional operating costs	**168**	453	228
Restructuring and integration payments	**(185)**	(148)	(144)
Depreciation and amortisation charge	**276**	314	403
Decrease/(increase) in stocks	**6**	(145)	(30)
Decrease/(increase) in debtors	**36**	(160)	(46)
(Decrease)/increase in creditors and provisions	**(269)**	180	22
Other items	**77**	(139)	(30)
Net cash inflow from operating activities	**1,970**	2,008	2,276

Discontinued operations contributed £76 million (2002 – £346 million; 2001 – £852 million) to net cash inflow from operating activities. Other items include a £57 million receipt for the termination of the Bass distribution contract in the United States (2002 – net cash payment to José Cuervo SA of £80 million) which were, included in operating exceptional items in the consolidated profit and loss account. Restructuring and integration payments include costs in respect of the spirits, wine, beer and Seagram integrations charged to exceptional items in the consolidated profit and loss account.

27 Purchase of subsidiaries

	Assets acquired and net cash outflow		
	2003 £ million	2002 £ million	2001 £ million
Brands	**17**	2,765	50
Goodwill arising on acquisition	**6**	21	41
Tangible fixed assets	**16**	248	73
Investments	**1**	7	(43)
Net borrowings	**–**	(6)	10
Working capital	**18**	681	15
Net assets acquired	**58**	3,716	146
Minority interests	**3**	–	(33)
Purchase consideration paid	**61**	3,716	113
Net borrowings acquired	**–**	6	(10)
Adjustment for deferred consideration	**76**	(130)	33
Net cash outflow	**137**	3,592	136

On 21 December 2001, Diageo and Pernod Ricard SA (Pernod Ricard) completed the acquisition of the Seagram spirits and wine businesses from Vivendi for $8.15 billion (£5.62 billion) in cash, subject to certain debt, working capital and other adjustments. Diageo's share of the purchase price after adjustments was £3.7 billion.

In the table above net assets acquired and net cash outflow for the year ended 30 June 2003 included adjustments to the original fair values ascribed to the acquired Seagram assets and liabilities at 30 June 2002.

28 Sale of subsidiaries and businesses

(i) Disposal of Burger King The group's quick service restaurants business (Burger King) was sold on 13 December 2002 for $1.5 billion (£0.9 billion). This sale generated a loss before taxes of £1,457 million, after writing back goodwill previously written off to reserves of £673 million. Following the disposal, Diageo retains $212 million (£129 million) of subordinated debt, with a 10 year maturity, from the entity owning Burger King. In addition, Diageo has guaranteed up to $850 million (£515 million) of borrowings of Burger King (see note 29).

In the five and a half months ended 13 December 2002 Burger King contributed £479 million to turnover compared with £1,123 million in the year ended 30 June 2002. Operating profit for the five and a half months ended 13 December 2002 was £53 million compared with £156 million in the year ended 30 June 2002.

A summary of the net assets disposed of, and the subordinated debt acquired, translated at an exchange rate of £1 = $1.59 is as follows:

	$ million	£ million
Brands	**1,200**	**755**
Other intangibles	**87**	**55**
Tangible fixed assets	**1,008**	**634**
Other fixed assets	**54**	**34**
Subordinated debt	**(212)**	**(133)**
Working capital	**172**	**108**
Cash	**24**	**15**
Provisions for liabilities and charges	**(42)**	**(27)**
Loss on sale	**(2,316)**	**(1,457)**
Goodwill written back	**1,070**	**673**
Sale consideration received less transaction costs	**1,045**	**657**
Cash	**(24)**	**(15)**
Net cash inflow	**1,021**	**642**

28 Sale of subsidiaries and businesses continued

(ii) Disposal of other businesses

	2003 £ million	2002 £ million	2001 £ million
Brands	**84**	2,427	–
Other intangibles	**2**	–	–
Other fixed assets	**8**	1,451	28
Investment in associates	**(55)**	–	–
Investment in General Mills	**–**	(1,922)	–
Businesses held for resale in respect of Seagram spirits and wine businesses	**65**	203	–
Working capital and provisions	**19**	220	39
Cash	**4**	–	5
Minority interests	**(9)**	(6)	(13)
Goodwill written back	**2**	1,748	–
Gain/(loss) on sale	**187**	821	(23)
Sale consideration received less transaction costs	**307**	4,942	36
Net borrowings	**–**	164	–
Cash	**(4)**	–	(5)
Deferred consideration	**(33)**	(6)	–
Net cash inflow	**270**	5,100	31

The sale consideration received in the year ended 30 June 2003 includes the proceeds from the contingent value rights representing the additional consideration received in respect of the disposal of Pillsbury. The sale consideration received in the year ended 30 June 2002 includes the net proceeds in respect of the sales of Pillsbury, the Malibu brand, Glen Ellen wines, the Croft and Delaforce port and sherry brands and Guinness World Records Limited.

(iii) General Mills' options On 23 October 2002, Diageo sold call options to General Mills at a strike price of $51.56 which expire in October 2005. These give General Mills the option to purchase 29 million of its own shares held by Diageo, subject to certain limitations. The premium of £58 million ($89 million) received has been included in sale of options in relation to associates in the consolidated cash flow statements, and has been deferred and included in accruals and deferred income in other creditors.

29 Contingent liabilities

(i) Guarantees Diageo has guaranteed up to $850 million (£515 million) of external borrowings of Burger King. These loans have a term of five years from December 2002 although Diageo and Burger King have structured their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. Also at 30 June 2003, in connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£121 million) until 13 November 2009.

Including the guarantees above, but net of the amount provided in the financial statements, the group has given performance guarantees and indemnities to third parties of £659 million.

(ii) Colombian excise duties In August 2000, Diageo learned that the Governors of the Departments of the Republic of Colombia and the City of Bogotá (the Departments) were considering initiating legal proceedings against major spirits companies in relation to unpaid excise duties and taxes on products that are smuggled into Colombia by third parties. Such proceedings are likely to be similar to the following actions which were brought by foreign countries against a number of major tobacco companies: (1) the action brought by the Attorney General of Canada against RJ Reynolds (the Canada action) in December 1999; (2) the action brought by the European Union, its member states and the Departments of Colombia against Philip Morris and British American Tobacco (the EU action) on 19 May 2000; (3) the action brought by Ecuador, Belize and Honduras against Philip Morris, RJ Reynolds and British American Tobacco and various other tobacco companies (the Ecuador action) on 20 December 2001; and (4) the action brought by the European Union and its member states against RJ Reynolds (the Second EU action) on 30 October 2002.

In the Canada action, the complaint was dismissed on 30 June 2000. On 12 October 2001, the Second Circuit Court of Appeals affirmed the District Court's order of dismissal. The Attorney General of Canada filed a petition for writ of certiorari to the U.S. Supreme Court on 7 March 2002. The US Supreme Court subsequently denied Canada's petition for certiorari.

29 Contingent liabilities continued

The EU Action was dismissed by the trial court on 19 February 2002. On 25 March 2002, the EU and the Departments of Colombia appealed the court's dismissal. The Second Circuit has heard oral argument on the appeal, but has not yet rendered a decision. The trial court dismissed the Ecuador action on 26 February 2002. On 26 March 2002, Belize, Honduras and Ecuador appealed this decision to the Eleventh Circuit Court of Appeals. On 14 August 2003 the Eleventh Circuit Court of Appeals affirmed the trial court's order of dismissal.

Finally, the Second EU action, which alleges that the RJ Reynolds entities violated the Federal RICO statute by distributing products through distributors and others with alleged links to smuggling and money laundering, has been stayed pending a decision by the Second Circuit in the EU action.

The directors intend that any proceedings of this kind that might be brought against Diageo will be strenuously defended. In December 2000, Diageo filed suits against the Departments challenging the legality of any claim outside the Colombian administration and judicial system and also challenging the legality of the discriminatory nature of the Colombian taxing system; several of these suits are pending.

(iii) Other The group has extensive international operations and is a defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims or potential claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo nor any member of the Diageo group is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group. Provision is made in these financial statements for all liabilities that are probable and reliably measurable.

There has been no material change since 30 June 2003 in the group's performance guarantees and indemnities.

30 Commitments

Capital expenditure Commitments not provided for in these financial statements are estimated at £62 million (2002 – £43 million).

			2003			2002
Annual operating lease commitments:	Land and buildings £ million	Other £ million	Total £ million	Land and buildings £ million	Other £ million	Total £ million
Annual minimum payments under operating leases expiring:						
After five years	**28**	**–**	**28**	79	2	81
From one to five years	**18**	**3**	**21**	45	3	48
Within one year	**5**	**3**	**8**	8	1	9
Payments – due within one year	**51**	**6**	**57**	132	6	138
– one to two years			**47**			119
– two to three years			**37**			111
– three to four years			**34**			97
– four to five years			**32**			88
Thereafter – due after five years			**209**			564
			416			1,117

31 Employee share option schemes

Option holdings in the tables within this note are stated as ordinary share equivalents in pence. Options prices are translated at the following exchange rates: grants at actual exchange rates; exercises and cancellations at average exchange rates and closing balances at year end exchange rates.

(i) Executive schemes

(a) Diageo executive share option plan (DSOP) This scheme was introduced in December 1999 and grants options to executives at the market price on the date of grant. Options issued under this scheme may normally be exercised between three and 10 years after the date granted. There are no performance conditions to be satisfied although some senior executives have a shareholding requirement. The US executives are granted options over the company's ADSs (one ADS is equivalent to four ordinary shares).

(b) Diageo senior executive share option plan (SESOP) This scheme was introduced with effect from 1 January 2000 and grants options to senior executives at market price at date of grant. Options granted under the scheme may not normally be exercised unless a performance condition is satisfied. The performance condition applicable is linked to the increase in UK GAAP basic earnings per share before goodwill amortisation and exceptional items and is initially applied over a three year period. If the performance condition is satisfied, after this period, options can be exercised up to 10 years after the date of grant. The US executives are granted options over the company's ADSs.

(c) Diageo associated companies share option plan (DACSOP) This scheme was introduced in March 2001 and grants options to executives in a number of associated companies. The terms of the scheme are the same as for the DSOP plan.

(d) UK executive share option schemes (ESOS) The group operates executive share option schemes and a supplemental scheme for senior executives. ESOS incorporates the former GrandMet scheme, the former Guinness PLC executive share option schemes and the Guinness PLC 1994 employee incentive trust.

Options were granted at the market price on the date of the grant and there are no performance criteria. Options issued under these schemes may normally be exercised between three and 10 years after the date granted. The last options granted under ESOS were in 1997.

31 Employee share option schemes continued

(i) Executive schemes continued

(e) US share option plan (USSOP) This is a long term incentive plan under which options to purchase the company's ADSs were granted to senior US executives. Under the plan, senior executives were granted an option to purchase ADSs at the higher of the nominal value of the ADSs and the market price of the ADSs at the time the option was granted. There are no performance criteria to be met before the options can be exercised. Options granted prior to 1 January 1994 may normally only be exercised between three and seven years after their grant. The last options granted under USSOP were in 1997.

(f) Senior executive phantom share option scheme (SEPSOS) This is a share price related bonus scheme. It allows a small number of senior executives to benefit over the period between the sixth and tenth year from grant, from movements in the price of Diageo ordinary shares. In normal circumstances, no payments can be made under SEPSOS before the fifth anniversary of the date of grant. Once exercised, payments (which can also be taken in the form of Diageo ordinary shares) are then spread with interest added over the period from exercise to the tenth anniversary of the date of grant. The scheme also contains significant forfeiture provisions. The last grant under this scheme was in 1996 and all payments will have been made within 10 years from the date of grant.

(ii) Savings plans

(a) UK savings-related share option scheme (SRSOS) The UK savings-related share option scheme is an Inland Revenue approved scheme available to all UK employees. The scheme provides a long term savings opportunity for employees. The options may normally be exercised after three or five years, according to the length of the option period chosen by the employee, at a price not less than 80% of the market value of the shares at the time of the option grant.

(b) US employee stock purchase plan (USESPP) This scheme provides a long term savings and investment opportunity for US employees. The options may normally be exercised 12 months after the grant of the option at a price equivalent to 85% of the market value of the ADSs at the time of the grant.

(c) International savings-related share option plan (International) The group also operates an international savings-related share option plan. The scheme provides a long term savings opportunity for employees outside the United Kingdom. The options may be exercised between one and five years after grant. The scheme has discount criteria ranging from nil to 20% devised in accordance with local conditions and practices.

(iii) Outstanding options Options over ordinary shares and over ADSs (US schemes only) outstanding at 30 June 2003 were as follows:

	Options outstanding				Options exercisable	
Executive schemes	Range of exercise prices pence	Number at 30 June 2003	Weighted average remaining contractual life months	Weighted average exercise price pence	Number at 30 June 2003	Weighted average exercise price pence
Fixed schemes:						
DSOP, ESOS, USSOP and DACSOP	300–399	238,175	15	387	238,175	387
	400–499	3,323,561	34	454	3,323,561	454
	500–599	9,080,285	86	547	4,396,122	516
	600–699	7,826,502	95	641	–	–
	700–799	8,455,176	111	741	–	–
	800–899	246,779	104	863	–	–
		29,170,478			7,957,858	
Variable schemes:						
SEPSOS and SESOP	300–399	16,558	18	382	16,558	382
	400–499	42,884	23	464	42,884	464
	500–599	4,511,173	84	542	1,328,620	516
	600–699	2,743,759	98	662	–	–
	700–799	2,637,765	112	740	–	–
		9,952,139			1,388,062	

31 Employee share option schemes continued

(iii) Outstanding options continued

	Options outstanding				Options exercisable	
	Range of exercise prices pence	Number at 30 June 2003	Weighted average remaining contractual life months	Weighted average exercise price pence	Number at 30 June 2003	Weighted average exercise price pence
Savings plans:						
SRSOS, USESPP and International	200–299	15,276	24	218	–	–
	300–399	80,807	5	353	50,639	354
	400–499	2,347,484	17	466	22,398	462
	500–599	4,616,521	26	525	92,803	540
	600–699	2,976,039	37	621	–	–
	700–799	49,369	27	763	–	–
		10,085,496			165,840	

(a) Under the executive share option schemes, directors and executives hold options to subscribe for up to 3 million (2002 – 3 million; 2001 – 6 million) ordinary shares at prices ranging between 391 pence and 863 pence per share, exercisable by 2013.

(b) Under the savings-related share option schemes for employees, employees hold options to subscribe for up to 1 million (2002 – 1 million; 2001 – 1 million) ordinary shares at prices ranging between 213 pence and 778 pence per share, exercisable by 2006.

(iv) Transactions on schemes

(a) Executive schemes: Transactions on ESOS, USSOP, DSOP, DACSOP, SEPSOS and SESOP for options and phantom shares over ordinary shares and ADSs for the three years ended 30 June 2003 were as follows:

	ESOS, USSOP, DSOP, DACSOP		SEPSOS, SESOP*	
	Number of options	Weighted average exercise price pence	Number of phantom shares and options	Weighted average exercise price pence
Balance outstanding at 30 June 2000	32,492,123	484	6,649,339	507
Granted	8,957,049	640	3,887,245	591
Exercised	(11,259,658)	471	(1,425,811)	476
Cancelled	(1,870,249)	551	(692,846)	570
Balance outstanding at 30 June 2001	28,319,265	563	8,417,927	577
Granted	10,247,012	686	2,695,115	692
Exercised	(8,528,525)	538	(2,253,049)	571
Cancelled	(1,079,055)	588	–	–
Balance outstanding at 30 June 2002	28,958,697	592	8,859,993	594
Granted	8,669,356	750	2,783,959	756
Exercised	(6,451,062)	559	(1,522,799)	526
Cancelled	(2,006,513)	652	(169,014)	722
Balance outstanding at 30 June 2003	29,170,478	619	9,952,139	627
Number of options exercisable at:				
30 June 2003	7,957,858		1,388,062	
30 June 2002	4,219,507		59,442	
30 June 2001	7,090,478		232,443	

*SEPSOS are movements in phantom shares and SESOP are movements in options over shares.

31 Employee share option schemes continued

(b) Savings plans: Transactions on SRSOS, USESPP and International schemes for options over ordinary shares and ADSs for the three years ended 30 June 2003 were as follows:

	Number of options	Weighted average exercise price pence
Balance outstanding at 30 June 2000	15,232,118	439
Granted	3,273,333	504
Exercised	(4,153,354)	435
Cancelled	(2,199,300)	447
Balance outstanding at 30 June 2001	12,152,797	456
Granted	3,351,163	540
Exercised	(3,800,177)	417
Cancelled	(857,440)	479
Balance outstanding at 30 June 2002	10,846,343	497
Granted	3,291,920	607
Exercised	(3,275,691)	486
Cancelled	(777,076)	505
Balance outstanding at 30 June 2003	10,085,496	539
Number of options exercisable at:		
30 June 2003	165,840	
30 June 2002	171,120	
30 June 2001	53,547	

(v) Share awards to executives Prior to 17 December 1997, awards over shares were granted to senior executives under the Guinness Group 1991 employee incentive trust (EIT), with eventual transfer dependent on the performance of the company's annualised total shareholder return against a comparator group of companies at the end of a minimum of three years after the date of grant. This plan was replaced by the Total Shareholder Return plan (TSR plan).

The TSR plan benefited senior executives who were granted a conditional right to receive shares or ADSs or a cash sum if US participants. The right vests after the end of a three year period following the date of grant (the performance cycle), provided a performance test is achieved. The performance test is a comparison of the annualised total shareholder return with the total shareholder returns of a defined peer group of 18 companies over a three year period. The remuneration committee will not recommend the release of awards if there has not been an underlying improvement in the financial performance of the group.

The Diageo Share Incentive Plan (DSIP) first awards were in the year ended 30 June 2000 to a small number of senior executives. The scheme involves awards of shares or ADSs over a three to five year period with performance criteria varying by employee. Awards under EIT, TSR and DSIP were at nil award price.

Transactions on the EIT, TSR and DSIP for awards of ordinary shares and ADSs for the three years ended 30 June 2003 were as follows:

	Number of awards of ordinary shares*
Balance outstanding at 30 June 2000	19,596,218
Granted under DSIP and TSR	1,454,042
Awarded	(5,566,990)
Cancelled	(5,754,227)
Balance outstanding at 30 June 2001	9,729,043
Granted under DSIP and TSR	1,087,650
Awarded	(3,457,064)
Cancelled	(3,458,924)
Balance outstanding at 30 June 2002	3,900,705
Granted under DSIP and TSR	1,086,854
Awarded	(1,355,209)
Cancelled	(187,238)
Balance outstanding at 30 June 2003	3,445,112

No awards were exercisable at 30 June 2001, 2002 or 2003.

*Award holdings over ADSs are stated as ordinary share equivalents.

31 Employee share option schemes continued

(vi) Employee share trusts The group funds trusts to acquire shares in the company to hedge its obligations under the EIT, TSR, DSOP, SESOP, DSIP, former GrandMet and Guinness SRSOS, USESPP and its Irish executive schemes savings plans. Under UK GAAP, the shares held are accounted for as investments. Call options are used to manage the group's obligations in respect of the supplemental executive share option scheme, USSOP, SEPSOS and Diageo SRSOS, USESPP and Irish executive schemes savings plans. The trusts purchase options from a third party equivalent to the outstanding options granted to executives. The premium for these third party options is deferred and included in debtors. The company has an obligation to fund the payment of deferred premium as it falls due. Dividends receivable by the employee share trusts on the shares are waived. The group has taken advantage of the exemption in UITF 17 from charging the discount on Inland Revenue approved SAYE schemes to the profit and loss account.

32 Reconciliation to US generally accepted accounting principles

Diageo plc is a public limited company incorporated under the laws of England and Wales and the group's financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable in the United Kingdom. UK GAAP differs in certain significant respects from US GAAP. The differences in respect of net income and shareholders' equity are set out below:

Effect on net income of differences between UK and US GAAP:

	Notes	2003 £ million	2002 £ million	2001 £ million
Net income in accordance with UK GAAP		**76**	1,617	1,207
Adjustments to conform with US GAAP:				
Brands	(a)	**–**	–	(230)
Goodwill and other intangibles	(a)	**(7)**	(2)	(212)
Inventories	(b)	**(46)**	(58)	(74)
Restructuring and integration costs	(c)	**16**	82	–
Pensions and other post employment benefits	(d)	**37**	19	28
Derivative instruments in respect of General Mills shares	(e)	**(4)**	166	–
Other derivative instruments	(f)	**(189)**	(100)	(17)
Burger King impairment charges and transaction costs	(g)	**707**	(135)	–
Disposals of businesses	(g)	**(171)**	1,022	–
Employee share trust arrangements	(i)	**25**	(6)	(24)
Other items		**5**	23	(46)
Deferred taxation				
– on above adjustments	(k)	**50**	(49)	32
– other	(k)	**(12)**	(25)	94
Net income in accordance with US GAAP		**487**	2,554	758
Earnings per ordinary share in accordance with US GAAP	(l)			
Basic earnings per ordinary share		**15.6p**	77.0p	22.4p
Diluted earnings per ordinary share		**15.6p**	77.0p	22.4p
Basic earnings per ADS		**62.4p**	308.0p	89.6p
Diluted earnings per ADS		**62.4p**	308.0p	89.6p

32 Reconciliation to US generally accepted accounting principles continued

Cumulative effect on shareholders' equity of differences between UK and US GAAP:

	Notes	2003 £ million	2002 £ million
Shareholders' equity in accordance with UK GAAP		**4,954**	6,001
Adjustments to conform with US GAAP:			
Brands	(a)	**3,038**	2,780
Goodwill and other intangibles	(a)	**3,667**	4,196
Inventories	(b)	**178**	224
Pensions and other post employment benefits	(d)	**(1,250)**	(524)
Derivative instruments in respect of General Mills shares	(e)	**(7)**	166
Other derivative instruments	(f)	**(104)**	(127)
Investment in General Mills	(g)	**192**	213
Disposals of businesses	(g)	**(83)**	(90)
Revaluation of land and buildings	(h)	**(35)**	(36)
Employee share trust arrangements	(i)	**(259)**	(219)
Ordinary dividends	(j)	**482**	458
Other differences in accounting principles		**2**	(38)
Deferred taxation			
– on above adjustments	(k)	**(36)**	52
– other	(k)	**(1,513)**	(1,740)
Shareholders' equity in accordance with US GAAP		**9,226**	11,316

A description of accounting differences between UK and US GAAP that are material to the group are set out below.

(a) Brands, goodwill and other intangibles Significant owned brands acquired by the group are recorded on the balance sheet. Under UK GAAP, the group has written off other intangible assets acquired up to 30 June 1998 direct to reserves in the period acquired. All intangible assets acquired from 1 July 1998 have been capitalised in the balance sheet. Where capitalised goodwill and intangible assets are regarded as having limited useful economic lives, their cost is amortised on a straight line basis over those lives – up to 20 years. Where intangible assets are regarded as having indefinite useful economic lives, they are not amortised but are subject to annual impairment reviews. Under US GAAP, up to 30 June 2001, intangible assets have been capitalised in the balance sheet and amortised through the statement of income over their useful economic lives, not exceeding 40 years. On 1 July 2001, the group adopted the provisions of SFAS No. 142 – Goodwill and Other Intangible Assets. The standard requires that intangible assets arising on acquisitions with definite useful lives, are amortised to their estimable residual values over their estimated useful lives. Intangible assets with indefinite useful lives are tested for impairment annually in lieu of being amortised. Goodwill arising on a combination of businesses is tested for impairment annually in lieu of amortisation.

(b) Accounting for the merger of the former GrandMet Group and the former Guinness Group For UK GAAP, the merger of the GrandMet Group and the Guinness Group was accounted for under merger accounting principles (pooling of interests) where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under US GAAP, the merger was accounted for as an acquisition of the Guinness Group by GrandMet with an effective acquisition date of 31 December 1997. Consequently the Guinness Group assets and liabilities were recorded at fair values on 31 December 1997. Under US GAAP, the excess of the consideration over the fair value of the net assets has been allocated firstly to identifiable intangible assets based on their fair values with the remainder allocated to goodwill. Fair value adjustments to the recorded amounts of inventories, net of deferred tax, are expensed in the period in which the inventory is utilised.

(c) Restructuring and integration costs On the acquisition of a business, certain costs of reorganising the acquired business are required to be taken to the profit and loss account under UK GAAP, but are treated as fair value adjustments to goodwill under US GAAP.

(d) Pensions and other post employment benefits There are differences in the methods of valuation required under UK and US GAAP for valuing assets and liabilities of defined benefit pension plans. US GAAP is generally more prescriptive in respect of actuarial assumptions and the allocation of costs to accounting periods. In addition, under US GAAP, a minimum pension liability is recognised, as a component of other comprehensive income, in certain circumstances when there is a deficit of plan assets relative to the accumulated benefit obligations.

(e) Derivative instruments in respect of General Mills shares Under UK GAAP, the contingent value right received in connection with the disposal of Pillsbury was treated as a contingent asset and was therefore not recognised until its receipt became virtually certain. As a consequence it was accounted for in the consolidated profit and loss account in the year ended 30 June 2003. Also, under UK GAAP, the premium received from the sale of options to General Mills over 29 million ordinary shares of Diageo's holding in that company has been deferred in the balance sheet pending exercise or lapse of the options. Under US GAAP, the contingent value right and the option premium represent derivatives and were accordingly held at their estimated fair values at the balance sheet dates with changes in fair value included in the statement of income.

32 Reconciliation to US generally accepted accounting principles continued

(f) Other derivative instruments The group uses derivative financial instruments for risk management purposes. Under UK GAAP, changes in the fair value of interest rate derivatives, derivatives hedging forecast transactions and currency option cylinders are not recognised until realised. Changes in the fair value of derivatives hedging the translation of net assets of overseas operations are taken to the statement of total recognised gains and losses. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group's derivatives qualify for and are designated as hedges under US GAAP, which defers the effect on net income from gains and losses arising from changes in their fair values. Gains and losses arising from changes in the fair value of derivatives which do not qualify for US GAAP hedge accounting treatment are charged or credited in determining net income under US GAAP.

(g) Disposals of businesses Applying the accounting differences between UK and US GAAP can result in changes to the carrying values of assets and liabilities under UK and US GAAP. As a consequence of these different carrying values, including related tax balances, different gains or losses may arise on the subsequent disposal of the assets. In addition, the timing of the recognition of a loss on a disposal may be different under UK and US GAAP.

On 31 October 2001, the group disposed of Pillsbury and acquired an equity investment in General Mills, Inc. The gain on this disposal under US GAAP is higher than that recorded under UK GAAP, because of such differences in carrying value, particularly in respect of intangible assets and deferred tax. The investment in General Mills under US GAAP is also greater than under UK GAAP. In connection with the disposal of Pillsbury in the year ended 30 June 2002, Diageo has guaranteed the debt of a third party up to the amount of $200 million (£121 million). Under UK GAAP, Diageo has provided for the amounts which it could have paid to settle the potential liability or transfer it to a third party as a cost of the transaction. Under US GAAP, rather than providing for the fair value as under UK GAAP, Diageo has deferred that element of the gain on disposal of Pillsbury equivalent to the amount guaranteed. The excess of the gain deferred for US GAAP over the amount provided under UK GAAP, has been charged in determining US GAAP net income for the year ended 30 June 2002 with a corresponding effect on shareholders' equity in accordance with US GAAP.

Under UK GAAP, the sale of Burger King has been accounted for as a disposal and the results prior to the disposal date are presented within discontinued operations. Under US GAAP, the transaction is not accounted for as a disposal due to the size of the investment made by the buyer and Diageo's continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance. Under US GAAP, the results of Burger King prior to 13 December 2002 (the completion date) have been presented within continuing operations in the income statement, and on the completion of the transaction, a charge for impairment was recognised rather than a loss on disposal. For the year ended 30 June 2003 an impairment charge of £750 million (2002 – £135 million) against the group's quick service restaurants business has been included in US GAAP net income. Following the completion date, Diageo does not recognise profits of Burger King in its income statement but, generally, reflects losses of Burger King as an impairment charge against the assets retained on the balance sheet. In the US GAAP balance sheet, Diageo includes the total assets and total liabilities of Burger King (including consideration deferred under US GAAP) within 'other long term assets' and 'other long term liabilities' which at 30 June 2003 were each £1.3 billion. Under US GAAP, the transaction will be accounted for as a disposal when the uncertainties related to the guarantee provided in respect of the acquisition finance have been substantially resolved and/or the buyer's cumulative investment meets or exceeds minimum levels.

(h) Revaluation of land and buildings UK GAAP allows the periodic revaluation of land and buildings. Professional valuations of certain of the group's properties were carried out in 1988 which, under US GAAP, have not been reflected in the consolidated financial statements.

(i) Employee share trust arrangements Employee share trusts have been established in order to hedge obligations in respect of options issued under certain employee share option schemes. Under UK GAAP, the company's ordinary shares held by the employee share trusts are included at cost in fixed asset investments and are written down, over the period until the option vests, to the amount of the option price payable by employees upon exercise. Under US GAAP, such shares are treated as treasury shares and are deducted from shareholders' equity at cost. Under US GAAP, compensation cost for fixed awards (ie awards under which both the exercise and the number of shares is fixed) is determined at the date of grant, based on the difference between the fair value of the shares subject to the award and the exercise price. Compensation cost so determined is allocated to expense over the vesting period. Compensation cost for variable awards (including awards subject to future performance conditions) is measured as the difference between the market price at the period end and the exercise price and is based on the number of awards expected to vest.

(j) Ordinary dividends Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the directors, are deducted from shareholders' equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders' equity at the date of declaration of the dividend.

(k) Deferred taxation UK GAAP requires that no provision for deferred tax should be made on the acquisition of a business where an asset acquired has no tax basis. US GAAP requires a deferred tax liability to be set up on all assets separately identified, apart from goodwill. Other minor differences are related to rolled over gains on the disposal of fixed assets.

(l) Earnings per ordinary share Under UK GAAP and US GAAP, the calculation of earnings per ordinary share is generally consistent and is based on the weighted average number of ordinary shares outstanding during the period. Earnings per American Depositary Share are calculated on the basis of one American Depositary Share representing four ordinary shares.

(m) Discontinued operations UK and US GAAP have different criteria for determining whether a business is a discontinued operation. Under UK GAAP, the turnover and operating profit of a discontinued operation is disclosed separately in the profit and loss account but as part of turnover and operating profit. Under US GAAP, sales and net income arising from discontinued operations are disclosed separately from net income from continuing operations. Pillsbury and Burger King have been treated as discontinued operations under UK GAAP but included within continuing operations under US GAAP.

32 Reconciliation to US generally accepted accounting principles continued

(n) Turnover UK GAAP turnover (sales in US terminology) for the year ended 30 June 2003 was £287 million (2002 – £522 million; 2001 – £953 million) higher than turnover under US GAAP, as (i) following the adoption of EITF 01-09, £74 million (2002 – £306 million of which £217 million was in respect of Pillsbury; 2001 – £714 million of which £619 million was in respect of Pillsbury) of marketing expenditure has been reclassified from selling, general and administrative expenses to a reduction in sales under US GAAP, and (ii) the accounting treatment of joint arrangements (between the group and LVMH) is different. Under UK GAAP, the group includes in turnover its attributable share of turnover of joint arrangements, measured according to the terms of the arrangement and sales to joint arrangements by Diageo companies are eliminated on consolidation. Under US GAAP, joint arrangements are accounted for under the equity method of accounting and the group's share of sales of the joint arrangements is not included as part of group sales. Sales to joint arrangements by Diageo companies are accounted for as part of turnover.

US GAAP statements of income

Statements of income under US GAAP for the three years ended 30 June 2003 are set out below:

	2003 £ million	2002 £ million	2001 £ million
Sales	**9,153**	10,760	11,868
Cost of sales	**(5,062)**	(6,261)	(7,194)
Gross profit	**4,091**	4,499	4,674
Selling, general and administrative expenses	**(2,235)**	(2,433)	(2,778)
Amortisation of brands and goodwill	**–**	–	(435)
Integration and restructuring costs	**(202)**	(130)	(169)
Bass distribution rights	**57**	–	–
José Cuervo settlement	**–**	(194)	–
Derivative instruments in respect of General Mills shares	**(4)**	166	–
Burger King impairment charges and transaction costs	**(750)**	(135)	–
Other operating income	**22**	36	43
Operating income	**979**	1,809	1,335
Earnings from unconsolidated affiliates (net of income taxes)	**254**	152	111
Interest expense	**(609)**	(950)	(461)
Interest income	**286**	418	128
(Losses)/gains on disposal of fixed assets	**(40)**	(22)	19
Gains/(losses) on disposals of businesses	**16**	1,843	(8)
Income before income taxes	**886**	3,250	1,124
Income taxes	**(307)**	(609)	(286)
Minority interest charges	**(92)**	(87)	(80)
Net income	**487**	2,554	758

Movements on US GAAP shareholders' equity

	2003 £ million	2002 £ million
Shareholders' equity in accordance with US GAAP at beginning of the year	**11,316**	11,880
Net income	**487**	2,554
Minimum pension liabilities	**(770)**	(569)
Deferred tax on minimum pension liabilities	**(137)**	171
Dividends	**(762)**	(762)
New share capital issued	**4**	11
Repurchase of own shares for cancellation	**(852)**	(1,658)
Net change in employee share trust arrangements	**(67)**	(45)
Exchange adjustments	**7**	(266)
Shareholders' equity in accordance with US GAAP at end of the year	**9,226**	11,316

Under US GAAP, cumulative exchange adjustments charged against retained surplus are separately identified. This does not result in any difference in total shareholders' equity between UK and US GAAP.

32 Reconciliation to US generally accepted accounting principles continued

US GAAP balance sheet
A summary consolidated balance sheet under US GAAP at 30 June 2003 is set out below.

	2003 £ million	2002 £ million
Total current assets	**5,677**	6,528
Property plant and equipment	**1,935**	2,505
Brands	**7,280**	8,118
Goodwill	**3,273**	3,823
Other intangible assets	**85**	152
Other long term assets	**5,821**	5,027
Total assets	**24,071**	26,153
Short term borrowings	**3,574**	3,701
Other current liabilities	**3,134**	3,582
Long term borrowings	**3,149**	3,870
Other long term liabilities	**4,459**	3,129
Minority interests	**529**	555
Shareholders' equity	**9,226**	11,316
Total liabilities and shareholders' equity	**24,071**	26,153

Under US GAAP, at 30 June 2003,the gross value, prior to amortisation, of brands was £7,901 million (2002 – £9,011 million) and goodwill and other intangibles was £3,814 million (2002 – £4,908 million).

US GAAP cash flows The group's financial statements include a consolidated statement of cash flows in accordance with the UK Financial Reporting Standard No. 1 (FRS 1 Revised).

The objective and principles of FRS 1 (Revised) are similar to those set out in the US accounting standard SFAS No. 95, Statement of Cash Flows. The principal difference between the standards is in respect of classification. Under FRS 1 (Revised), the group presents its cash flows separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. SFAS No. 95 requires only three categories of cash flow activity being operating, investing and financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 (Revised) would be included as operating activities. Under SFAS No. 95, capital expenditure and financial investment would be included as an investing activity, and equity dividends paid would be classified as a financing activity.

In addition, 'cash' for the purposes of the cash flow statement under FRS 1 (Revised), includes bank overdrafts but excludes liquid resources (current asset investments held as readily available disposable stores of value). Under US GAAP, bank overdrafts are classified as borrowings and the movements thereon are included in financing activities. Liquid resources, with a maturity of three months or less at the date acquired, are considered to be cash equivalents and the movements thereon are included in the overall cash movement under US GAAP.

A summarised consolidated cash flow under US GAAP is as follows:

	2003 £ million	2002 £ million	2001 £ million
Cash inflow from operating activities	**1,570**	1,380	1,679
Cash inflow/(outflow) from investing activities	**747**	1,021	(1,032)
Cash outflow from financing activities	**(2,375)**	(2,571)	(417)
(Decrease)/increase in cash and cash equivalents	**(58)**	(170)	230
Exchange adjustments	**(31)**	(48)	28
Cash and cash equivalents at beginning of the year under US GAAP	**788**	1,006	748
Cash and cash equivalents at end of the year under US GAAP	**699**	788	1,006
Short term investments with original maturities of more than three months	**492**	808	836
Cash at bank and liquid resources at end of the year under UK GAAP	**1,191**	1,596	1,842

32 Reconciliation to US generally accepted accounting principles continued

Statement of comprehensive (deficit)/income under US GAAP
Under UK GAAP the group presents a consolidated statement of total recognised gains and losses which is similar to a statement of comprehensive income required by US GAAP. Comprehensive income, under US GAAP, for the three years ended 30 June 2003 is as follows:

	2003 £ million	2002 £ million	2001 £ million
Net income	**487**	2,554	758
Exchange adjustments	**7**	(266)	140
Minimum pension liabilities	**(770)**	(569)	–
	(276)	1,719	898
Tax charge in respect of exchange adjustments	**–**	–	(17)
Tax (charge)/credit in respect of minimum pension liabilities	**(137)**	171	–
Comprehensive (deficit)/income	**(413)**	1,890	881

The tax (charge)/credit in repect of minimum pension liabilities includes a valuation allowance of £367 million (2002 – £nil) reflecting the uncertainty of the recoverability of the deferred tax asset.

New accounting standards and pronouncements in the United States In November 2002, the Financial Accounting Standards Board (FASB) issued FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The interpretation provides guidance on the guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. The accounting guidelines are applicable to guarantees issued or amended after 31 December 2002 and require that a liability, at inception, be recorded for the fair value of such guarantees in the balance sheet. Subsequent to 31 December 2002 Diageo has not entered into or modified any guarantees.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and requires certain additional disclosures in respect of stock-based compensation. The group has adopted the disclosure requirements of this standard.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003 the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after 15 June 2003. Diageo does not expect the adoption of FIN No. 46 to have a material effect on the group.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities, and is effective for contracts entered into or modified after 30 June 2003.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after 31 May 2003 and is otherwise effective at the beginning of the first interim period beginning after 15 June 2003. The group did not enter into any financial instruments within the scope of the statement during June 2003. The group has not yet completed its evaluation of the impact of SFAS No. 150 on its existing financial instruments entered into on or before 31 May 2003.

32 Reconciliation to US generally accepted accounting principles continued

Share option schemes Under US GAAP, the group has complied with APB No. 25 – Accounting for Stock Issued to Employees.
The group has also complied with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148. If the group had elected to recognise compensation expense based upon the fair value at grant date for awards made in the three years ended 30 June 2003 under these plans consistent with the alternative methodology set out in SFAS No. 123, net income and basic and diluted earnings per ordinary share would be the pro forma amounts indicated below.

	2003 £ million	2002 £ million	2001 £ million
Net income			
As reported under US GAAP	**487**	2,554	758
Stock based compensation, net of related tax effects, included in the determination of net income as reported	**(1)**	14	36
Stock based employee compensation expense, under fair value based method for all awards, net of related tax effects	**(24)**	(25)	(46)
Pro forma net income	**462**	2,543	748
Basic earnings per ordinary share			
As reported under US GAAP	**15.6p**	77.0p	22.4p
Pro forma basic earnings per ordinary share	**14.8p**	76.7p	22.1p
Diluted earnings per share			
As reported under US GAAP	**15.6p**	77.0p	22.4p
Pro forma diluted earnings per ordinary share	**14.8p**	76.7p	22.1p

These pro forma amounts may not be representative as they are subjective in nature and involve uncertainties and matters of judgement, and therefore cannot be determined precisely. Changes in assumptions could affect the estimates.

The fair value of options which, in determining the pro forma impact, is assumed to be amortised in the statement of income over the option vesting period, is estimated on the date of grant using the Black Scholes option pricing model and the following weighted average assumptions:

	2003	2002	2001
Weighted average exercise price of options whose exercise price equals the market price on the grant date (DSOP, DACSOP and SESOP)	**752p**	687p	625p
Weighted average assumptions			
Risk free interest rate	**4.7%**	4.6%	5.3%
Expected life of the options	**60 months**	60 months	60 months
Expected volatility	**30%**	30%	30%
Dividend yield	**4.0%**	3.0%	3.7%
Weighted average fair value of options granted in year	**292p**	248p	233p
Weighted average exercise price of options whose exercise price is less than the market price on the grant date (SRSOS, USESPP and International)	**607p**	540p	504p
Weighted average assumptions			
Risk free interest rate	**4.2%**	4.4%	5.1%
Expected life of the options	**38 months**	39 months	38 months
Expected volatility	**30%**	30%	30%
Dividend yield	**4.0%**	3.0%	3.7%
Weighted average fair value of options granted in year	**206p**	223p	169p
Number of options granted in the year	**14.7 million***	16.3 million*	16.1 million*
Fair value of all options granted in the year	**£40 million**	£40 million	£35 million

*An option over one ADS has been treated as the equivalent of four options over ordinary shares.

32 Reconciliation to US generally accepted accounting principles continued

Pension plans The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The plans generally are of the defined benefit type. The significant plans are in the United Kingdom, the United States, Ireland and Canada. The principal plans are funded by payments to separately administered funds or insurance companies.

The totals of the group's periodic pension credits/(charges) for defined benefit plans and the funded status of the significant plans, calculated in accordance with SFAS No. 87, were as follows:

	2003 £ million	2002 £ million	2001 £ million
Service cost	**(80)**	(71)	(80)
Interest cost	**(243)**	(249)	(251)
Expected return on assets	**369**	389	401
Amortisation of:			
Unrecognised prior service cost	**(17)**	(17)	(17)
Unrecognised transitional obligation	**–**	–	1
Unrecognised net gain	**–**	5	23
Termination, curtailment and settlements	**10**	(14)	(2)
Disposal of Pillsbury	**–**	(125)	–
Net periodic pension income/(charge)	**39**	(82)	75

The funded status of the group's significant defined benefit plans and the amounts that would be recognised in the balance sheet under US GAAP were as follows:

	2003 £ million	2002 £ million
Projected benefit obligations at beginning of the year	**4,127**	4,424
Exchange adjustments	**46**	28
Canadian plan not previously disclosed	**54**	–
Service cost	**80**	71
Interest cost	**243**	249
Special termination settlements	**8**	15
Actuarial loss	**408**	162
Employee contributions	**11**	9
Benefits and expenses paid	**(203)**	(210)
Disposal of Pillsbury	**–**	(621)
Other disposals	**(59)**	–
Projected benefit obligations at end of the year	**4,715**	4,127
Plan assets at fair value at beginning of the year	**3,841**	5,525
Exchange adjustments	**38**	32
Canadian plan not previously disclosed	**51**	–
Actual return on plan assets	**(313)**	(716)
Contributions by the group	**6**	5
Employee contributions	**11**	9
Benefits and expenses paid	**(203)**	(210)
Disposal of Pillsbury	**–**	(804)
Other disposals	**(39)**	–
Plan assets at fair value at end of the year	**3,392**	3,841
Excess of benefit obligations over plan assets	**(1,323)**	(286)
Unrecognised prior service cost	**116**	132
Unrecognised net loss	**1,952**	844
	745	690

32 Reconciliation to US generally accepted accounting principles continued

The amounts that have been recognised in the US GAAP summary balance sheet are as follows:

	2003 £ million	2002 £ million
Pension prepayment	**305**	322
Accrued benefit liabilities	**(1,018)**	(336)
Intangible asset	**119**	135
Accumulated other comprehensive income	**1,339**	569
	745	690

There are a number of pension plans in the United Kingdom, Ireland, the United States and Canada where the plan assets are less than the accumulated benefit obligations at 30 June 2003. With respect to these plans, the aggregated projected benefit obligations, accumulated benefit obligations and fair value of plan assets are £3,713 million, £3,522 million and £2,496 million, respectively.

The following weighted average assumptions were used to determine the group's obligations for the significant plans:

	US plans			Non-US plans		
	2003 %	2002 %	2001 %	2003 %	2002 %	2001 %
Discount rate	**5.9**	7.5	7.5	**5.2**	5.9	6.2
Expected return on plan assets	**6.7**	9.5	10	**7.1**	7.8	7.6
Salary increases	**3.5**	6.25	6.25	**4.0**	4.5	4.5

Contributions are made by the group, on actuarial advice, to provide assets sufficient to cover the benefit entitlements of plan participants. Generally, benefits are based on a formula recognising length of service and earnings close to retirement.

Postretirement benefits other than pensions The group also operates a number of plans, primarily in the United States, which provide employees with postretirement insurance. The plans are generally unfunded. The liability in respect of these benefits is assessed by qualified independent actuaries under the projected unit method and is included in other long term liabilities.

The postretirement medical and life insurance costs for the plans in the United States, calculated in accordance with SFAS No. 106, were as follows:

	2003 £ million	2002 £ million	2001 £ million
Service cost	**(1)**	(2)	(3)
Interest cost	**(6)**	(9)	(15)
Expected return on assets	**2**	1	1
Amortisation of unrecognised net gain	**–**	1	2
Disposal of Pillsbury	**–**	174	–
Other terminations, curtailments and settlements	**4**	–	–
Postretirement (charge)/income	(1)	165	(15)

32 Reconciliation to US generally accepted accounting principles continued

	2003 £ million	2002 £ million
Accumulated postretirement benefit obligations at beginning of the year	76	227
Exchange adjustments	(6)	(10)
Service cost	1	2
Interest cost	6	9
Canadian plan not previously disclosed	5	–
Plan amendments	–	5
Actuarial loss/(gain)	19	(3)
Benefits and expenses paid	(5)	(9)
Disposal of Pillsbury	–	(145)
Other disposals	(18)	–
Accumulated postretirement benefit obligations at end of the year	78	76
Plan assets at fair value at beginning of the year	15	15
Exchange adjustments	(1)	(1)
Actual return on plan assets	(1)	1
Contributions by the group	4	9
Benefits and expenses paid	(5)	(9)
Settlements	(10)	–
Plan assets at fair value at end of the year	2	15
Excess of benefit obligations over plan assets	(76)	(61)
Unrecognised prior service cost	4	4
Unrecognised net gain/(loss)	12	(6)
Accrued postretirement benefits at end of the year	(60)	(63)

The weighted average discount rate used for determining the obligations of postretirement medical plans is 5.9% (2002 – 7.5%; 2001 – 7.5%). Medical inflation for beneficiaries is 9% reducing by 1% per year to 5%.

The impact on the service and interest cost of the postretirement cost and the accumulated postretirement benefit obligations of a 1% increase and a 1% decrease in future medical care inflation is as follows:

	2003 £ million	2002 £ million	2001 £ million
Impact of 1% increase in medical care inflation rates:			
Aggregate of service cost and interest cost	1	1	2
Accumulated postretirement benefit obligations at end of the year	8	8	15
Impact of 1% decrease in medical care inflation rates:			
Aggregate of service cost and interest cost	(1)	(1)	(1)
Accumulated postretirement benefit obligations at end of the year	(7)	(7)	(14)

Company balance sheet

	Notes	30 June 2003 £ million	30 June 2003 £ million	30 June 2002 £ million	30 June 2002 £ million
Fixed assets					
Tangible assets	35	**11**		9	
Investments	35	**28,385**		28,380	
			28,396		28,389
Current assets					
Amounts owed by subsidiaries		**8,234**		6,742	
Other debtors – due within one year		**54**		59	
Other debtors – due after one year		**20**		21	
Cash at bank		**13**		–	
			8,321		6,822
Creditors – due within one year					
Borrowings	37	**(21)**		(258)	
Other creditors	36	**(555)**		(548)	
			(576)		(806)
Net current assets			**7,745**		6,016
Total assets less current liabilities			**36,141**		34,405
Creditors – due after one year					
Borrowings	37	**–**		(23)	
Amounts owed to subsidiaries	38	**(19,456)**		(16,506)	
			(19,456)		(16,529)
Provisions for liabilities and charges			**(6)**		(8)
			16,679		17,868
Capital and reserves					
Called up share capital	22		**897**		930
Share premium account		**1,327**		1,324	
Merger reserve		**9,161**		9,161	
Capital redemption reserve		**3,046**		3,012	
Profit and loss account		**2,248**		3,441	
Reserves attributable to equity shareholders	39		**15,782**		16,938
Shareholders' funds			**16,679**		17,868

These financial statements were approved by a duly appointed and authorised committee of the board of directors on 3 September 2003 and were signed on its behalf by PS Walsh and NC Rose, directors.

Notes to the company balance sheet

33 Company profit and loss account

The company's results are included in the consolidated profit and loss account, so a separate profit and loss account is not presented.

34 Directors' emoluments

	2003 £000	2002 £000
Executive directors – remuneration including bonuses	**3,036**	4,316
Fees to non-executive directors	**851**	637
	3,887	4,953

The total emoluments, share option gains and payments under other long term incentive plans received by the highest paid director were £3,612,000 (2002 – £3,664,000). The aggregate amount of gains made by the directors from the exercise of share options and from the vesting of awards during the year was £1,725,000 (2002 – £2,581,000) and payments under other long term incentive plans totalled £173,000 (2002 – £291,000). Further information on directors' emoluments, share and other interests, transactions and pension entitlements is included in the directors' remuneration report in this annual report.

35 Fixed assets

	Tangible assets	Investments			
	£ million	Shares in subsidiaries £ million	Own shares £ million	Other investments £ million	Total £ million
Cost					
At 30 June 2002	32	28,160	247	10	28,417
Additions	8	–	97	–	97
Disposals	(10)	–	(44)	–	(44)
At 30 June 2003	30	28,160	300	10	28,470
Depreciation/amortisation					
At 30 June 2002	23	–	29	8	37
Provided during the year	5	35	–	–	35
Amortisation of own shares	–	–	27	–	27
Disposals	(9)	–	(14)	–	(14)
At 30 June 2003	19	35	42	8	85
Net book value					
At 30 June 2003	11	28,125	258	2	28,385
At 30 June 2002	9	28,160	218	2	28,380

Investment in own shares at 30 June 2003 comprised 44.9 million ordinary shares (2002 – 38.5 million ordinary shares). The shares are held by employee trusts for the sole purpose of satisfying obligations under employee share schemes operated by the group.

Details of the principal group companies are given after these financial statements.

36 Other creditors – due within one year

	2003 £ million	2002 £ million
Ordinary dividends payable	**482**	458
Other creditors and accruals	**73**	90
	555	548

37 Borrowings

	2003 £ million	2002 £ million
Analysis by year of repayment		
From one to two years	–	23
Due after one year	–	23
Due within one year	21	258
	21	281

	Currency	Year end interest rates %	2003 £ million	2002 £ million
Overdrafts			–	110
Bonds 2002	Euro	6.25	–	148
Bonds 2003	US dollar	Various	21	23
			21	281

The interest rates shown in the table above are those contracted on the underlying borrowings before taking into account any interest rate protection.

38 Amounts owed to subsidiaries

The amounts owed to subsidiaries include £343 million of 9.42% unsecured cumulative capital interests (2002 – £371 million). These securities are subordinated to all other liabilities of the company. The securities are redeemable only at the option of the company in or after 2004 or in the event of certain fiscal or legal changes in the United States or the United Kingdom. Interest and redemption payments may only be made to the extent that the company has adequate distributable profits or, in the case of a redemption, out of the proceeds of an issue of shares. To the extent that dividend or redemption payments have not been made when due, the company has covenanted that it will not make any distribution on any share capital which ranks junior to these securities.

39 Reserves attributable to equity shareholders

	Share premium account £ million	Merger reserve £ million	Capital redemption reserve £ million	Profit and loss account £ million	Total £ million
At 30 June 2002	1,324	9,161	3,012	3,441	16,938
Profit for the year	–	–	–	445	445
Dividends	–	–	–	(786)	(786)
Premiums on share issues, less expenses	3	–	–	–	3
Repurchase of own shares	–	–	34	(852)	(818)
At 30 June 2003	1,327	9,161	3,046	2,248	15,782

The profit and loss account reserve is available for the payment of dividends.

40 Contingent liabilities

The company has guaranteed certain borrowings of subsidiaries which at 30 June 2003 amounted to £5,752 million (2002 – £6,168 million). The company has also provided irrevocable guarantees relating to certain of its Irish and Dutch subsidiaries. In addition, the company has certain obligations with regard to the group's non-equity minority interests (see note 25). In connection with the disposal of Pillsbury, the company has guaranteed the debt of a third party to the amount of $200 million (£121 million). In connection with the sale of Burger King, the company together with certain of its wholly owned subsidiaries, has agreed to guarantee up to $850 million (£515 million) of external borrowings of Burger King (see note 29).

Principal group companies

The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies. A full list of subsidiaries, all of which are consolidated, will be included in the company's next annual return having made use of the exemption in section 231 of the Companies Act 1985.

	Country of incorporation	Country of operation	Percentage of equity owned	Business description
Premium drinks				
Diageo Ireland (formerly Guinness UDV Ireland)	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks.
Diageo Great Britain Limited (formerly Guinness United Distillers & Vintners Limited)	England	Worldwide	100%	Production, marketing and distribution of premium drinks.
Diageo Scotland Limited (formerly Guinness United Distillers & Vintners Scotland Limited)	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks.
Guinness United Distillers & Vintners BV	Netherlands	Worldwide	100%	Production, marketing and distribution of premium drinks.
Guinness United Distillers & Vintners Amsterdam BV	Netherlands	Worldwide	100%	Production, marketing and distribution of premium drinks.
Diageo North America, Inc (formerly Guinness UDV North America, Inc)	United States	Worldwide	100%	Production, importing and marketing of premium drinks.
Joseph E Seagram & Sons, Inc (merged into Diageo North America, Inc on 16 December 2002)	United States	Worldwide	100%	Production, marketing and distribution of premium drinks.
Quick service restaurants				
Burger King Corporation (disposed of on 13 December 2002)	United States	Worldwide	100%	Quick service restaurants.
Corporate				
Diageo Capital plc (a)	Scotland	United Kingdom	100%	Financing company for the group.
Diageo Finance plc (a)	England	United Kingdom	100%	Financing company for the group.
Diageo Investment Corporation	United States	United States	100%	Financing company for US group.
Associates				
Moët Hennessy, SNC (b)	France	Worldwide	34%	Production and distribution of premium drinks.
General Mills, Inc (c)	United States	Worldwide	21%	Manufacture and marketing of consumer food products.

(a) Directly owned by Diageo plc.

(b) French partnership.

(c) The group owns 79 million shares of common stock (par value $0.10 each) in General Mills, Inc.

All percentages, unless otherwise stated, relate to holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.

Additional information for shareholders

Legal proceedings

(i) Colombian excise duties In August 2000, Diageo learned that the Governors of the Departments of the Republic of Colombia and the City of Bogotá (the Departments) were considering initiating legal proceedings against major spirits companies in relation to unpaid excise duties and taxes on products that are smuggled into Colombia by third parties. Such proceedings are likely to be similar to the following actions which were brought by foreign countries against a number of major tobacco companies: (1) the action brought by the Attorney General of Canada against RJ Reynolds (the Canada action) in December 1999; (2) the action brought by the European Union, its member states and the Departments of Colombia against Philip Morris and British American Tobacco (the EU action) on 19 May 2000; (3) the action brought by Ecuador, Belize and Honduras against Philip Morris, RJ Reynolds and British American Tobacco and various other tobacco companies (the Ecuador action) on 20 December 2001; and (4) the action brought by the European Union and its member states against RJ Reynolds (the Second EU action) on 30 October 2002.

In the Canada action, the complaint was dismissed on 30 June 2000. On 12 October 2001, the Second Circuit Court of Appeals affirmed the District Court's order of dismissal. The Attorney General of Canada filed a petition for writ of certiorari to the US Supreme Court on 7 March 2002. The US Supreme Court subsequently denied Canada's petition for certiorari.

The EU action was dismissed by the trial court on 19 February 2002. On 25 March 2002, the EU and the Departments of Colombia appealed the court's dismissal. The Second Circuit has heard oral argument on the appeal, but has not yet rendered a decision. The trial court dismissed the Ecuador action on 26 February 2002. On 26 March 2002, Belize, Honduras and Ecuador appealed this decision to the Eleventh Circuit Court of Appeals. On 14 August 2003 the Eleventh Circuit Court of Appeals affirmed the trial court's order of dismissal.

Finally, the Second EU action, which alleges that the RJ Reynolds entities violated the Federal RICO statute by distributing products through distributors and others with alleged links to smuggling and money laundering, has been stayed pending a decision by the Second Circuit in the EU action.

The directors intend that any proceedings of this kind that might be brought against Diageo will be strenuously defended. In December 2000, Diageo filed suits against the Departments challenging the legality of any claim outside the Colombian administration and judicial system and also challenging the legality of the discriminatory nature of the Colombian taxing system; several of these suits are pending.

(ii) Other The group has extensive international operations and is a defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims or potential claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo nor any member of the Diageo group is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group. Provision is made in these financial statements for all liabilities that are probable and reliably measurable.

Material contracts

Agreement for the sale of Burger King Corporation On 13 December 2002, Gramet Holdings Corp. (Seller), Diageo and Delaware Champion Acquisition Corporation (Buyer) entered into an Amended and Restated Stock Purchase Agreement (the Agreement). Pursuant to the Agreement all of the capital stock of Burger King Corporation was sold to Buyer on 13 December 2002 (the Closing). The purchase price pursuant to the Agreement was $1.51 billion. As a result of closing adjustments specified in the Agreement (which were based on estimates as of the date of the sale), Diageo received approximately $1.2 billion in cash and a subordinated debt instrument issued by the holding company owning all of the capital stock of Burger King in an original principal amount of $212.5 million (the Debt Instrument). The Debt Instrument contains a 9% per annum payment in kind interest rate and matures on 13 June 2013. In connection with the transactions contemplated by the Agreement, Diageo (and certain of its wholly owned subsidiaries) agreed to guarantee (the Guarantee) a $750 million term loan and a $100 million revolving line of credit on behalf of Burger King and its subsidiaries (the Senior Loans). The Senior Loans have a term of five years from December 2002 although Diageo and Burger King agreed to structure their arrangements to encourage a refinancing by Burger King on a non-guaranteed basis prior to the end of five years providing the terms of any such refinancing are acceptable to Diageo. If a refinancing does not occur prior to 13 December 2005, Diageo will receive thereafter an annual guarantee fee of 5% of the outstanding principal amounts of the Senior Loans. Diageo will make an incentive payment of $10 million if the loans are refinanced during the first eighteen months following the Closing or a payment of $5 million if they are refinanced during the next eighteen months. In the event of such a refinancing, Diageo has agreed to compensate Burger King for any fees and additional interest incurred during the outstanding term of the Senior Loans. There can be no assurance that a non-guaranteed refinancing will occur prior to the end of the fifth year or prior to a payment being made by Diageo (or a wholly owned subsidiary of Diageo) under the Guarantee.

Agreement for the combination of Pillsbury and General Mills On 31 October 2001 (Completion), Diageo completed the disposal to General Mills, Inc. of The Pillsbury Company and the capital stock or other equity interests of entities that comprised Diageo's worldwide packaged food business.

Under the terms of the transaction, Diageo received 134 million newly issued General Mills shares, constituting approximately 32% of General Mills' share capital, and $3,830 million (£2,716 million) of cash and assumed debt. Diageo also had a contingent value right to receive up to $670 million (£475 million) on 30 April 2003 depending on the average General Mills share price over the 20 trading day period prior to such date and the number of shares of General Mills' common stock that Diageo continued to hold on such date. Following completion Diageo exercised an option it had to sell 55 million of its General Mills shares back to General Mills at a price of $42.14 per share. As a result of such exercise, the maximum amount Diageo would have a right to receive pursuant to the contingent value right would be $395 million (£280 million). On 1 May 2003, Diageo received $273 million (£173 million) from General Mills pursuant to the contingent value right. This amount reflects a payment of the difference between the average General Mills stock price over the 20 trading day period prior to 30 April 2003 of $45.55 per share and $49.00, multiplied by Diageo's then holding of 79 million General Mills shares.

At Completion of the disposal, Diageo, General Mills and the Gramet Holdings Corporation, the sole stockholder of Pillsbury and an indirect wholly-owned subsidiary of Diageo, entered into the stockholders agreement. The stockholders agreement provides, amongst other things, for:

- a standstill provision, pursuant to which Diageo will be precluded from seeking to gain control of, or buying additional shares in, General Mills until the earlier of 20 years following Completion, or three years following the date on which Diageo owns less than 5% of General Mills' outstanding shares;
- a requirement that Diageo dispose of at least 75% of the General Mills shares acquired at Completion within ten years;
- voting restrictions for the General Mills shares acquired by Diageo. Diageo is required to vote all of its General Mills' shares in favour of the director nominees recommended by the General Mills board of directors. On all other matters, the agreement generally requires pass-through voting by Diageo, so its shares will be voted in the same proportion as the other General Mills shares are voted for a period of 10 years or until Diageo owns less than 5% of General Mills' outstanding shares, whichever is earlier;
- representation on the General Mills board for Diageo. So long as Diageo owns at least 50% of the 134 million shares it received in this combination, Diageo may designate two individuals to the General Mills board of directors. Those designees are Paul Walsh, Chief Executive Officer of Diageo, and Jack Keenan, former Deputy Chief Executive of Guinness United Distillers & Vintners. For as long as Diageo owns more than 5% of General Mills' outstanding shares but less than 50% of the 134 million shares it received in the combination, the Group Chief Executive of Diageo will be designated to the General Mills board of directors;
- participation by Diageo in General Mills' share repurchase programmes unless the repurchases are made by a tender offer or made in connection with the General Mills' employee benefit plans; and
- registration rights for Diageo for its General Mills shares. At any time within one year of Completion or at any date over 20 months after Completion, Diageo may require General Mills to file a registration statement under the United States Securities Act of 1933 in respect of all or a portion of the General Mills shares received at Completion. Diageo may make up to 12 demands, but each registration must cover shares valued in excess of $300 million and only one demand may be made during any nine-month period.

Agreement for the acquisition of the Seagram spirits and wine businesses On 19 December 2000, Diageo and Pernod Ricard entered into a stock and asset purchase agreement with Vivendi Universal S.A., whereby Pernod Ricard and Diageo agreed to acquire stock and assets of the worldwide spirits, wines, wine and malt coolers, other malt beverages, fortified wines, non-alcoholic mixers and other alcoholic and non-alcoholic beverages business of The Seagram Company Ltd (the stock and asset purchase agreement). The acquisition was completed on 21 December 2001.

The acquisition consideration, under the stock and asset purchase agreement, was $8.15 billion (£5.62 billion) in cash, subject to a number of adjustments. Diageo's share of the purchase price, after adjustment, was £3.7 billion. The terms of the bidding and acquisition arrangements between Pernod Ricard and Diageo for the Seagram acquisition were governed by the Framework Implementation Agreement, a formal agreement entered into on 4 December 2000 which was subsequently amended and restated (the FIA). The FIA set out (amongst other things) principles governing the split of the Seagram spirits and wine businesses, the integration process for the business and the interim management of the non-core businesses. The FIA was terminated by the execution of a further agreement on 21 December 2002 which was subsequently amended and supplemented (the SOFIA) although this termination is without prejudice to any prior breaches of the FIA. Under the SOFIA, all material assets that were jointly acquired by Pernod Ricard and Diageo from Vivendi Universal S.A. are allocated between Diageo and Pernod Ricard. A number of the provisions of the FIA have been carried forward into the SOFIA in modified form. These include provisions relating to the parties' responsibility for liabilities incurred by or in connection with the various businesses acquired under the stock and asset purchase agreement including for the sharing of certain liabilities between the parties. Where liability is to be shared between Diageo and Pernod Ricard, this is generally on the basis of the same 60.9/39.1 ratio adopted for the FIA (subject to, amongst other things, de minimis limitations that limit the ability of one party to recover from the other in certain cases and to detailed conduct of claim provisions). The SOFIA also provides for the settlement of various historic and ongoing claims between the parties under the FIA and for the settlement of various costs and expenses (including future costs and expenses). In addition, the SOFIA provides the basis for the management of the remaining jointly-owned businesses including for their future restructuring and/or liquidation.

Related party transactions

On 23 October 2002 and 28 October 2002, Diageo and General Mills entered into two call option agreements in which Diageo granted to General Mills call options over 29,092,320 of General Mills' ordinary shares held by Diageo. Under the call option agreements, from a date no earlier than 1 May 2003 through 28 September 2005, General Mills may exercise the call options subject to certain limitations. If General Mills exercises any call options during the period from 29 September 2005 to 28 October 2005, General Mills will be obligated to exercise the call options in respect of all covered ordinary shares not previously purchased. The premium for the call options was an aggregate of $89,313,422. General Mills has agreed to pay $51.56 per share upon exercise of the call options. The call options expire on 28 October 2005.

Transactions with directors are disclosed in the directors' remuneration report (see 'Directors' remuneration report – Additional information').

Share capital

As at 18 August 2003, Diageo had an authorised share capital of 5,329 million ordinary shares of $28\frac{101}{108}$ pence each with an aggregate nominal value of £1,542 million and an allotted and fully paid share capital of 3,099 million ordinary shares of $28\frac{101}{108}$ pence each with an aggregate nominal value of £897 million.

Major shareholders At 18 August 2003, no substantial interest (3% or more) in the company's ordinary share capital (voting securities) had been notified to the company. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government.

Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.

As of the close of business at 18 August 2003, 196,668,868 ordinary shares, including those held through ADSs, were held by approximately 2,441 holders (including American Depositary Receipt (ADR) holders) with registered addresses in the United States, representing approximately 6% of the outstanding ordinary shares. At such date, 48,887,737 ADSs were held by 1,622 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet PLC or Guinness PLC ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

Trading market for shares The Diageo plc ordinary shares are listed on the London Stock Exchange (the Exchange) and on the Dublin and Paris Stock Exchanges. Diageo plc American Depositary Shares (ADSs), representing four Diageo plc ordinary shares each, are listed on The New York Stock Exchange (NYSE).

The principal trading market for the ordinary shares is the Exchange. Shares are traded on the Exchange's electronic order book. Orders placed on the order book are displayed on-screen through a central electronic system and trades are automatically executed, in price and then time priority, when orders match with corresponding buy or sell orders.

Only member firms of the Exchange can enter or delete orders on behalf of clients or on their own account. All orders are anonymous. Although use of the order book is not mandatory, all trades, whether or not executed through the order book and regardless of size, are published immediately after execution. Trades greater than eight times normal market size, may be conducted under a worked principal regime, in which a member firm acting as principal commits to carry out, at some point in the future, a transaction in a size exceeding eight times normal market size. Member firms must agree a basis price with their client and must offer the potential for improvement in price and/or size. Worked principal agreements must be notified to the Exchange when entered into, although notifications are not published until the end of the business day or until 80% of the trade has been unwound.

Diageo ordinary shares have a normal market size of 200,000. The normal market size classification for each equity security is subject to quarterly review in the light of trading volume in the previous quarter and to adjustment, as appropriate. The ordinary shares are a constituent element of the FTSE 100.

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling price of the ordinary shares on the Exchange and, as a result, will affect the market price of the ADSs on the NYSE. In addition, such fluctuations will affect the US dollar amounts received by holders of ADSs on conversion of cash dividends paid in pounds sterling on the underlying ordinary shares.

The following table shows, for the periods indicated, the reported high and low middle market quotations (which represent an average of bid and asked prices) for the ordinary shares on the Exchange, taken from its Daily Official List, and the highest and lowest sales prices for ADSs as reported on the NYSE composite tape.

		Year ended 30 June				
		2003 pence	2002 pence	2001 pence	2000 pence	1999 pence
Per ordinary share	High	**851**	941	792	697	779
	Low	**582**	644	560	384	481

		$	$	$	$	$
Per ADS	High	**52.36**	55.01	45.38	44.25	51.75
	Low	**38.00**	38.50	32.56	24.75	33.00

							2003
		August pence	July pence	June pence	May pence	April pence	March pence
Per ordinary share	High	**685.0**	**663.0**	**699.5**	**685.0**	**707.0**	**677.5**
	Low	**633.5**	**625.0**	**647.0**	**646.0**	**655.5**	**603.5**

		$	$	$	$	$	$
Per ADS	High	**43.95**	**44.80**	**46.94**	**44.60**	**44.51**	**42.71**
	Low	**41.20**	**40.59**	**43.50**	**42.17**	**41.25**	**39.18**

At close of business on 4 August 2003, the market prices for ordinary shares and ADSs were 633.5 pence and $41.62, respectively.

The 9.42% cumulative guaranteed preferred securities, series A (the preferred securities) (liquidation preference $25 per security) issued by Grand Metropolitan Delaware, LP are traded on the NYSE. The following table shows, for the periods indicated, the highest and lowest sales prices of the preferred securities as reported on the NYSE composite tape.

		Year ended 30 June				
		2003 $	2002 $	2001 $	2000 $	1999 $
Per preferred security	High	**28.20**	28.22	27.62	28.00	51.75
	Low	**26.95**	26.66	25.27	24.31	33.00

							2003
		August $	July $	June $	May $	April $	March $
Per preferred security	High	**27.08**	**27.58**	**27.55**	**27.38**	**27.78**	**27.68**
	Low	**26.86**	**26.80**	**27.20**	**27.13**	**27.12**	**27.44**

At close of business on 4 August 2003, the market price for the preferred securities was $26.86.

As of 18 August 2003, 100% of the 22.4 million preferred securities were outstanding and were held by approximately 41,000 holders.

Memorandum and articles of association

The following description summarises certain provisions of Diageo's Memorandum and articles of association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 1985 of Great Britain (the Companies Act), as amended, and Diageo's Memorandum and articles of association. Information on where investors can obtain copies of the Memorandum and articles of association is provided under — 'Documents on display' below.

All of Diageo's ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by Diageo from the holders of such shares.

Objects and purposes Diageo is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307. Diageo's objects and purposes are set forth in the fourth clause of its Memorandum of Association and cover a wide range of activities, including to carry on the business of a holding company, to carry on the business of producing, distributing and marketing branded drinks and branded food products, operating fast food restaurant chains and brewing, distilling and manufacturing wines, spirits and mineral or other types of water as well as to carry on all other businesses necessary to attain Diageo's objectives. The Memorandum of Association grants Diageo a broad range of powers to effect these objectives.

Directors Diageo's articles of association provide for a board of directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than twenty-five directors, who shall manage the business and affairs of Diageo. Directors may be elected by the members in a general meeting or appointed by the board of directors. In addition, at each annual general meeting one-third of the directors, representing those directors who have been in office the longest since their last election, as well as any directors appointed by the board of directors since the last annual general meeting are required to resign and are then reconsidered for election, assuming they wish to stand for re-election.

Under Diageo's articles of association, a director cannot vote in respect of any proposal in which the director, or any person connected with the director, has a material interest. However, this restriction on voting does not apply to resolutions (a) giving the director any guarantee, security or indemnity in respect of obligations or liabilities incurred for the benefit of Diageo, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of Diageo for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of Diageo in which the director participates or may participate as a holder of shares or other securities or in the underwriting, (d) relating to any contract in which the director is interested by virtue of the director's interest in securities of Diageo or by reason of any other interest in or through Diageo, (e) concerning any other company in which the director (together with any connected person) is a shareholder or an officer or is otherwise interested, provided that the director (together with any connected person) is not interested in more than 1% of any class of the company's equity share capital or the voting rights available to its shareholders, (f) relating to the arrangement of any employee benefit (including any retirement benefit plan) in which the director will share equally with other employees, and (g) relating to any insurance that Diageo purchases or maintains for its directors or any group of people, including directors.

Under the articles of association, compensation awarded to executive directors may be decided by the board or any authorised committee of the board. The remuneration committee is responsible for making recommendations to the board concerning matters relating to remuneration policy. It is comprised of all the non-executive directors except for Lord Blyth.

The directors are empowered to exercise all the powers of Diageo to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the group outstanding at any time shall not exceed an amount equal to twice the aggregate of the group's paid up share capital and reserves calculated in the manner prescribed in the articles of association, unless sanctioned by an ordinary resolution of Diageo's shareholders.

No person may be appointed a director of Diageo if, at the time of their appointment, they have reached the age of 70. A director must retire at the first annual general meeting after their seventieth birthday. Directors are not required to hold any shares of Diageo as a qualification to act as a director.

Dividend rights Holders of Diageo's ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends may be paid to an approved depositary in currencies other than pounds sterling and such dividends will be calculated using an appropriate market exchange rate in London as determined by the directors in accordance with Diageo's articles of association.

If a dividend has not been claimed, the directors may invest the dividend or use it in some other way for the benefit of Diageo until the dividend is claimed. If the dividend remains unclaimed for 12 years after the date such dividend became due for payment, it will be forfeited and will revert to Diageo.

Diageo's articles of association permit payment or satisfaction of a dividend wholly or partly by distribution of specific assets, including fully paid shares or debentures of any other company. Such action must be directed by the general meeting which declared the dividend and upon the recommendation of the directors.

Voting rights Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person at a general meeting, including the duly authorised representative of a corporate holder of Diageo's shares which is not itself a shareholder entitled to vote, has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. A poll may be demanded by any of the following:

- the Chairman of the meeting;
- at least three shareholders entitled to vote and present in person, by proxy or by duly authorised representative at the meeting;
- any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting and present in person, by proxy or by duly authorised representative; or
- any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right and present in person, by proxy or by duly authorised representative.

Matters are transacted at general meetings of Diageo by the proposing and passing of three kinds of resolutions:

- an ordinary resolution, which includes resolutions for the election, re-election and removal of directors, the approval of financial statements, the declaration of final dividends, the appointment or re-appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;
- a special resolution, which includes resolutions amending Diageo's Memorandum and articles of association or relating to certain matters concerning Diageo's winding up; and
- an extraordinary resolution, which includes resolutions modifying the rights of any class of Diageo's shares at a meeting of the holders of such class.

An ordinary resolution requires the affirmative vote of a simple majority of the votes cast at a meeting at which there is a quorum. Special and extraordinary resolutions require the affirmative vote of not less than three-quarters of the votes cast at a meeting at which there is a quorum. The necessary quorum for a meeting of Diageo is a minimum of 10 persons entitled to attend and vote on the business to be transacted, each being a shareholder or a proxy for a shareholder or a duly authorised representative of a corporation which is a shareholder.

In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting is entitled to cast the deciding vote in addition to any other vote he may have.

Liquidation rights In the event of the liquidation of Diageo, after payment of all liabilities and deductions in accordance with English law, the balance of assets available for distribution will be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. A liquidator may, with the sanction of a special resolution of the shareholders and any other sanction required by the Insolvency Act 1986, divide among the shareholders the whole or any part of Diageo's assets. Alternatively, a liquidator may, upon the adoption of a special resolution of the shareholders, place the assets in whole or in part in trustees upon such trusts for the benefit of shareholders, but no shareholder is compelled to accept any assets upon which there is a liability.

Pre-emptive rights and new issues of shares While holders of ordinary shares have no pre-emptive rights under the articles of association, the ability of the directors to cause Diageo to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted. Under the Companies Act, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company's articles of association or given by its shareholders in general meeting, but which in either event cannot last for more than five years. Under the Companies Act, Diageo may also not allot shares for cash without first making an offer to existing shareholders to allot shares on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders.

Disclosure of interests in Diageo's shares There are no provisions in the articles of association whereby persons acquiring, holding or disposing of a certain percentage of Diageo's shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies Act. The basic disclosure requirement under sections 198 to 211 of the Companies Act imposes upon a person interested in the shares of Diageo a statutory obligation to notify Diageo in writing of details set out in the Companies Act where:

(a) he acquires or ceases to have an interest in shares comprising any class of Diageo's issued and voting share capital; and

(b) as a result, either he obtains, or ceases to have:

   (i) a 'material interest' in 3% or more of the nominal value of any class of Diageo's issued voting share capital; or

   (ii) an aggregate interest (whether material or not) in 10%, or more of the nominal value of any class of Diageo's issued voting share capital or the percentage of his interest in Diageo's issued voting share capital remains above the relevant level and changes by a whole percentage point or more.

A 'material' interest means, broadly, any beneficial interest, including those of a spouse or a child or a step-child, those of a company which is accustomed to act in accordance with the relevant person's instructions or in which one third or more of the votes are controlled by such person and certain other interests set out in the Companies Act, other than those of an investment manager or an operator of a unit trust/recognised scheme/collective investment scheme/open-ended investment company.

The Companies Act sets out particular rules of disclosure where two or more parties have entered into an agreement to acquire interests in shares of a public company, and the agreement imposes obligations/restrictions on any such party with respect to the use, retention or disposal of their interests in the shares and an acquisition of shares by a party pursuant to the agreement has taken place.
Under the Companies Act, Diageo may, by notice in writing, require a person that Diageo knows or has reasonable cause to believe is or was during the three years preceding the date of notice interested in Diageo's shares to indicate whether or not that is correct and, if that person does or did hold an interest in Diageo's shares, to provide certain information as set out in the Companies Act.

The Companies Act further deals with the disclosure by persons of interests in shares or debentures of the companies of which they are directors and certain associated companies.

There are additional disclosure obligations under the Rules Governing Substantial Acquisitions of Shares where a person acquires 15% or more of the voting rights of a listed company or when an acquisition increases his holding of shares or rights over shares so as to increase his voting rights beyond that level by a whole percentage point. Notification in this case should be to the London Stock Exchange and to Diageo no later than noon on the business day following the date of the acquisition.

The City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also to their respective associates during the course of an offer period.

General meetings and notices At least 21 days written notice of an Annual General Meeting is required. An Annual General Meeting may be held on short notice provided that all the shareholders entitled to attend and vote at the meeting agree. Any general meeting which is not an Annual General Meeting is called an 'Extraordinary General Meeting'. At least 14 days written notice of any Extraordinary General Meeting is required, unless a special resolution or a resolution on which special notice has been given to Diageo is proposed, in which case 21 days written notice is required. Any Extraordinary General Meeting may be held on short notice if a majority in number of shareholders, who together hold at least 95% in nominal value of Diageo's shares giving a right to attend and vote at such meeting, agree.

Under Diageo's articles of association, the Annual General Meeting of shareholders must be held within 15 months of the preceding Annual General Meeting and at a time and place determined by the directors.

Variation of rights If, at any time, Diageo's share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, either with the consent in writing of the holders of three-quarters in nominal value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

At every such separate meeting, all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that (a) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds, (b) any person present in person or by proxy may demand a poll, and (c) each shareholder will have one vote per share held in that particular class in the event a poll is taken.

Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in all respects or by the reduction of the capital paid up on such shares or by the purchase or redemption by Diageo of its own shares in accordance with the Companies Act and the articles of association.

Repurchase of shares Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Act. Any shares which have been bought back must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo's issued share capital. Diageo currently has shareholder authority to buy back up to 320,799,370 ordinary shares during the period up to the Annual General Meeting. The minimum price which must be paid for such shares is $28\frac{101}{108}$ pence and the maximum price is an amount equal to 105% of the average of the middle market quotations for an ordinary share for the five preceding business days.

Exchange controls

There are currently no UK foreign exchange control restrictions on the payment of dividends to US persons on Diageo's ordinary shares or preferred securities or on the conduct of Diageo's operations.

There are no restrictions under the company's Memorandum and articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the company's ordinary shares or preferred securities.

Documents on display

The latest annual report, the annual review and any related documents of the company may be inspected at the Securities and Exchange Commission's public reference rooms located at 450 Fifth Street, NW Washington, DC 20549. Information on the operation of the public reference room can be obtained by calling the Securities and Exchange Commission at 1 800 SEC 0330.

Taxation

This section provides a descriptive summary of United States federal income tax and United Kingdom tax consequences that are likely to be material to the holders of the ordinary shares, ADSs or preferred securities, who hold their ordinary shares, ADSs or preferred securities as capital assets for tax purposes. It does not purport to be a complete technical analysis or a listing of all potential tax effects relevant to the ownership of the ordinary shares, ADSs and preferred securities. This section does not apply to any holder who is subject to special rules, including:

- a dealer in securities or foreign currency;
- a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
- a tax-exempt organisation;
- a life insurance company;
- a person liable for alternative minimum tax;
- a person that actually or constructively owns 10% or more of the voting stock of Diageo;
- a person that holds ordinary shares, ADSs or preferred securities as part of a straddle or a hedging or conversion transaction; or
- a person whose functional currency is not the US dollar.

For United Kingdom tax purposes, special rules may apply, in addition to those set out above, to holders that are banks, regulated investment companies or other financial institutions. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of the United Kingdom all as currently in effect, as well as on the Conventions Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Tax on Income and Capital Gain entered into force 25 April 1980 (the Old Treaty) and entered into force on 31 March 2003 (the New Treaty). These laws are subject to change, possibly on a retroactive basis.

The New Treaty will be effective in respect of taxes withheld at source for amounts paid or credited on or after 1 May 2003. Other provisions of the New Treaty, however, will take effect on 1 January 2004. The rules of the Old Treaty will remain applicable until these effective dates. A US holder who is eligible for the benefits of the Old Treaty and the New Treaty, however, may, in certain circumstances, elect to have the Old Treaty apply in its entirety for a period of 12 months after the applicable effective dates of the New Treaty. Holders of ordinary shares, ADSs or preferred securities are advised to consult their own tax advisers with respect to the overall tax implications of the New Treaty, including specifically the implications of making the above mentioned election.

In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, and taking into account this assumption, for United States federal income tax purposes and for purposes of the Old Treaty and New Treaty, holders of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax or to United Kingdom tax.

A US holder is a beneficial owner of ordinary shares, ADSs or preferred securities that is for United States federal income tax purposes:

- a citizen or resident of the United States;
- a United States domestic corporation;
- an estate whose income is subject to United States federal income tax regardless of its source; or
- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decisions of the trust.

This section is not intended to provide specific advice and no action should be taken or omitted to be taken in reliance upon it. This discussion addresses only United States federal income tax and United Kingdom income tax, corporation tax, capital gains tax, inheritance tax and stamp duty tax.

Ordinary shares or ADSs *United Kingdom taxation* There is no United Kingdom withholding tax on dividends. A shareholder resident for United Kingdom tax purposes in the United Kingdom that receives a dividend from the company will generally be entitled to a tax credit equal to one-ninth of the dividend. The Old Treaty, if applicable by virtue of an election under the New Treaty, allows an eligible US holder to claim a similar tax credit from the United Kingdom Inland Revenue. However, it also provides for a notional United Kingdom withholding tax which, in the case of an eligible US holder that owned, directly or indirectly, less than 10% of the voting stock of the company, is set at 15% of the aggregate of the dividend and the credit. At current rates, the notional withholding tax would eliminate the tax credit payment but no withholding in excess of the tax credit payment would be imposed upon the US holder. Thus, for example, an eligible US holder that received a dividend of £9 would also be entitled to receive from the United Kingdom Inland Revenue a tax credit of £1 (one-ninth of the dividend received), but the entire payment of £1 would be eliminated by the notional United Kingdom withholding tax, which would result in a net distribution, before United States tax, of £9 to the US holder.

Under the New Treaty, an eligible US holder will not be entitled to a tax credit nor be subject to a withholding tax by the United Kingdom.

United States taxation Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend paid to a US holder by Diageo out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a non-corporate US holder after 31 December 2002 and before 1 January 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the ordinary shares or ADSs are held for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by Diageo with respect to its ordinary shares or ADSs will be qualified dividend income. The dividend is taxable to the US holder when the holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. US holders that are eligible for the benefits of the Old Treaty and have properly filed Internal Revenue Form 8833 may include any United Kingdom tax deemed withheld from the dividend payment in this gross amount even though they do not in fact receive it. Subject to certain limitations, the United Kingdom tax deemed withheld in accordance with the Old Treaty and paid over to the United Kingdom will be creditable against the US holder's United States federal income tax liability. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Under the New Treaty, a US holder will not be entitled to a United Kingdom tax refund, but also will not be subject to United Kingdom withholding tax. In that case, the US holder therefore will include in income for United States federal income tax purposes only the amount of the dividend actually received, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

The dividend must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Dividends will be income from sources outside the United States, but generally will be 'passive income' or 'financial services income' which is treated separately from other types of income for purposes of computing the foreign tax credit allowable. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pence payments made, determined at the spot United Kingdom sterling/US dollar foreign exchange rate on the date the dividend distribution is included in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder's basis in the ordinary shares or ADSs and thereafter as capital gain.

Preferred securities ***United Kingdom taxation*** Payments to a US holder of preferred securities whose holding is not effectively connected with a permanent establishment or a fixed base in the United Kingdom made (i) by Grand Metropolitan Delaware, LP pursuant to the preferred securities or (ii) by the company pursuant to its guarantee thereof will not be subject to United Kingdom withholding tax provided that, as regards the portion of any payment by the company which represents income in respect of the preferred securities:

(a) that portion is exempt from taxation in the United Kingdom under Article 22 (other income) of the Old Treaty or New Treaty, as applicable;

(b) the US holder is entitled to and has claimed the benefit of the Old Treaty or New Treaty, as applicable, in respect of such payment; and

(c) the company has received from the Inland Revenue, prior to the payment being made, a direction pursuant to the Old Treaty or New Treaty, as applicable, allowing payment to be made without deduction of United Kingdom tax.

If (b) or (c) above is not satisfied so that tax is withheld by the company, a person entitled to exemption under the Old Treaty or New Treaty, as applicable, may claim repayment of such tax from the Inland Revenue.

United States taxation A US holder of preferred securities will be required to include in gross income its distributive share of the net income of Grand Metropolitan Delaware, LP, which generally will not exceed the distributions received on the preferred securities. The distributive share of income attributable to taxable years of a non-corporate US holder beginning after 31 December 2002 and before 1 January 2009 that constitutes qualified dividend income will be taxable to the US holder at a maximum tax rate of 15%. Distributions on preferred securities generally will be qualified dividend income to the extent paid out of earnings and profits (as determined for United States federal income tax purposes). This income will not be eligible for the dividends received deduction, and will be foreign source 'passive' or, in the case of certain holders, 'financial services' income for foreign tax credit purposes. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate.

Taxation of capital gain ***United Kingdom taxation*** A citizen or resident of the United States who is neither resident nor ordinarily resident in the United Kingdom will not be liable for United Kingdom tax on gains realised or accrued on the sale or other disposal of ordinary shares, ADSs or preferred securities unless the ordinary shares or ADSs or preferred securities are held in connection with a trade or business carried on by the holder in the United Kingdom through a branch or agency, or, in relation to accounting periods commencing on or after 1 January 2003, a United Kingdom permanent establishment. A US holder will be liable for United States federal income tax on such gains to the same extent as on any other gains from sale or dispositions of shares or stock.

A US holder who is liable for both United Kingdom and United States tax on a gain on the disposal of ADSs, or ordinary shares or preferred securities will generally be entitled, subject to certain limitations, to a credit against the holder's United States federal income tax liability for the amount of any United Kingdom tax paid in respect of such gain.

US taxation Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares, ADSs, or preferred securities, will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that is realised and the tax basis, determined in US dollars, in the ordinary shares, ADSs or preferred securities. Capital gain of a non-corporate US holder that is recognised on or after 6 May 2003 and before 1 January 2009 is taxed at a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC rules Diageo believes that ordinary shares, ADSs and preferred securities should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares, ADSs or preferred securities, gain realised on the sale or other disposition of ordinary shares, ADSs or preferred securities would in general not be treated as capital gain. Instead, US holders would be treated as if the holder had realised such gain and certain 'excess distributions' pro-rated over the holder's holding period for the ordinary shares, ADSs or preferred securities and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received from Diageo will not be eligible for the special tax rates applicable to qualified dividend income if Diageo is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

United Kingdom inheritance tax An ordinary share, ADS or preferred security held by an individual shareholder who is domiciled in the United States for the purposes of the Convention Between the United States and the United Kingdom relating to estate and gift taxes (the Convention) will not be subject to United Kingdom inheritance tax on the individual's death (whether held on the date of death or gifted during the individual's lifetime) except in the exceptional case where the ADS or ordinary share is part of the business property of a United Kingdom permanent establishment of the individual or pertains to a United Kingdom fixed base of an individual who performs independent personal services. The Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States and for tax paid in the United States to be credited against any tax payable in the United Kingdom, based on priority rules set forth in the Convention, in a case where an ordinary share, ADS or preferred security is subject both to United Kingdom inheritance tax and to United States federal gift or estate tax.

United Kingdom stamp duty and stamp duty reserve tax Stamp duty reserve tax (SDRT) arises upon the deposit of an underlying ordinary share with the Depositary. The Depositary will pay the SDRT but will recover an amount in respect of such tax from the initial holders of ADSs.

No United Kingdom stamp duty will be payable on the acquisition or transfer of ADSs or preferred securities, provided that the instrument of transfer is not executed in the United Kingdom and remains at all times outside the United Kingdom. Furthermore, an agreement to transfer ADSs in the form of ADRs or preferred securities will not give rise to a liability to SDRT.

Purchases of ordinary shares will be subject to United Kingdom stamp duty at the rate of 50 pence per £100 (or part), or SDRT at the rate of 0.5% of the price payable for the ordinary shares at the time of the transfer. However, where ordinary shares being acquired are transferred direct to the Depositary's nominee, the only charge will generally be the higher SDRT charge of 1.5% of the price payable for the ordinary shares so acquired.

Glossary of terms and US equivalents

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Term used in UK annual report	US equivalent or definition
Accounts	Financial statements
Acquisition accounting	Purchase accounting
Associates	Affiliated companies
American Depositary Receipt (ADR)	Receipt evidencing ownership of an ADS
American Depositary Share (ADS)	Registered negotiable security, listed on the New York Stock Exchange, representing four Diageo plc ordinary shares of $28\frac{101}{108}$ pence each
Called up share capital	Common stock
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Company	Diageo plc
Creditors	Accounts payable and accrued liabilities
Debtors	Receivables
Employee share schemes	Employee stock benefit plans
Employment or staff costs	Payroll costs
Equivalent units	*Equivalent units are calculated as follows: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five, ready to drink in nine litre cases divide by 10. An equivalent unit represents approximately 272 servings. A serving comprises 33ml of spirits; 165ml of wine; or 330ml of ready to drink or beer.*
Euro, €	Euro currency
Exceptional items	Items that, in management's judgement, need to be disclosed separately by virtue of their size or incidence
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Free cash flow	Net cash flow arising from operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, and capital expenditure and financial investment
Freehold	Ownership with absolute rights in perpetuity
GAAP	Generally accepted accounting principles
GrandMet	Grand Metropolitan Public Limited Company and its consolidated subsidiaries
GrandMet PLC	Grand Metropolitan Public Limited Company
Group and Diageo	Diageo plc and its consolidated subsidiaries
Guinness Group	Former Guinness PLC and its consolidated subsidiaries
Impact	An international drinks magazine that is independent from industry participants
Interests in associates and joint ventures	Investment in joint ventures
Loans to associates and joint ventures	Indebtedness to joint ventures
Merger	Merger of Grand Metropolitan Public Limited Company and Guinness PLC, effective 17 December 1997
Merger accounting	Pooling of interests
Net asset value	Book value
Net sales	Turnover less excise duties
Noon buying rate	Buying rate at noon in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Operating margin	Operating profit before exceptional items divided by turnover
Organic movement	*At level exchange and after adjusting for acquisitions and disposals for continuing operations*
Own shares	Treasury stock
Pillsbury	The Pillsbury Company
Pound sterling, sterling, £, pence, p	UK currency
Profit	Earnings
Profit and loss account	Income statement/statement of operations
Profit for financial year	Net income
Profit on sale of fixed assets	Gain on disposal of non-current assets
Provisions	Accruals for losses/contingencies
Recognised gains and losses	Comprehensive income
Redundancy charges	Early release scheme expenses
Reserves	Accumulated earnings
RPI	UK retail price index
Scrip dividend	Stock dividend
Share premium account	Additional paid-in capital or paid-in surplus
Shareholders' funds	Shareholders' equity
Shares	Common stock
Shares and ordinary shares	Diageo plc's ordinary shares
Shares in issue	Shares issued and outstanding
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Trade debtors	Accounts receivable (net)
Turnover	Revenue/sales
US dollars, US$, $, ¢	US currency

Diageo plc
8 Henrietta Place
London W1G 0NB
United Kingdom
Tel +44 (0) 20 7927 5200
Fax +44 (0) 20 7927 4600
www.diageo.com

Registered in England
No. 23307

Diageo employs over 20,000 talented people. It is our people who make us who we are. Each one of them is passionate about our consumers and committed to delivering great performance and shareholder value. Featured on the cover of this report, in recognition of special individual contribution, is Theresa Zelewski.

Designed and produced by
Radley Yeldar.

Printed by CTD Capita.

If you have access to the internet, you are invited to visit Diageo's web site at: www.diageo.com. This site includes the annual report.